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As filed with the Securities and Exchange Commission on January 6, 2004.

Registration No. 333-10531

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NORCROSS SAFETY PRODUCTS L.L.C.*
NORCROSS CAPITAL CORP.
(Exact name of registrant as specified in its charter)

Delaware Delaware (State or other jurisdiction of incorporation or organization)	3990 3990 (Primary Standard Industrial Classification Number)	61-1283304 55-0842853 (I.R.S. Employer Identification No.)

2211 York Road, Suite 215
Oak Brook, Illinois 60523
Telephone: (630) 572-5715
(Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

David F. Myers, Jr.
Executive Vice President, Secretary, and Chief Financial Officer
2211 York Road, Suite 215
Oak Brook, Illinois 60523
Telephone: (630) 572-5715
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
 Dennis M. Myers, P.C.
Kirkland & Ellis LLP
200 E. Randolph Drive
Chicago, Illinois 60601
Telephone: (312) 861-2000

* The Co-Registrants listed on the next page are also included in this Form S-4 Registration Statement as additional Registrants. The Co-Registrants are the direct and indirect domestic subsidiaries of the Registrant and the guarantors of the notes to be registered hereby.

        Approximate date of commencement of proposed sale of the securities to the public: The exchange will occur as soon as practicable after the effective date of this Registration Statement.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        The Registrant and the Co-Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant and the Co-Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

        This registration statement contains a prospectus relating to the offer for all outstanding unregistered 9 7/8% Senior Subordinated Notes due 2011 of Norcross Safety Products L.L.C. and Norcross Capital Corp. in exchange for registered 9 7/8% Senior Subordinated Notes due 2011, Series B. In addition, this registration statement contains a prospectus relating to certain market-making activities with respect to the exchange notes which may, from time to time, be carried out by CIBC World Markets Corp. The two prospectuses will be identical in all material respects. However, the front cover page, a risk factor, the Use of Proceeds and Plan of Distribution sections will be different. In addition, the market-making prospectus will not contain the information in the Prospectus Summary relating to the Exchange Offer, the information under the caption "Exchange Offer" will be deleted and certain conforming changes will be made to delete references to the exchange offer. The prospectus for the exchange offer follows immediately after this explanatory note. Following the prospectus are the form of alternative cover page, risk factor, Use of Proceeds and Plan of Distribution sections for the market-making prospectus.

Exact Name of Additional Registrants*	Jurisdiction of Formation	I.R.S. Employer Identification No.
Morning Pride Manufacturing L.L.C.	Delaware	31-1608763
North Safety Mexico Holdings LLC	Delaware	20-0217561
North Safety Products Inc.	Delaware	13-3141080

*  The address for each of the Co-Registrants is c/o Norcross Safety Products L.L.C., 2211 York Road, Suite 215, Oak Brook, Illinois 60523, telephone (630) 572-5715. The primary standard industrial classification number for each of the additional Registrants is 3990.

        The name, address, including zip code of the agent for service for each of the Co-Registrants is David F. Myers, Jr., Executive Vice President, Secretary, and Chief Financial Officer of Norcross Safety Products L.L.C. 2211 York Road, Suite 215, Oak Brook, Illinois, 60523. The telephone number, including area code, of the agent for service for each of the Co-Registrant's is (630) 572-5715.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell nor is it an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 6, 2004

PROSPECTUS

NORCROSS SAFETY PRODUCTS L.L.C.

NORCROSS CAPITAL CORP.

Exchange Offer for
$152,500,000
9 7/8% Senior Subordinated Notes due 2011

We are offering to exchange:

up to $152,500,000 of our new 9 7/8% Senior Subordinated Notes due 2011, Series B

for

a like amount of our outstanding 9 7/8% Senior Subordinated Notes due 2011.

Material Terms of Exchange Offer

  •
  The terms of the notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that the transfer restrictions and registration rights relating to the outstanding notes will not apply to the exchange notes because the exchange notes will be registered under the Securities Act of 1933.

  •
  There is no existing public market for the outstanding notes or the exchange notes. We do not intend to list the exchange notes on any securities exchange or seek approval for quotation through any automated trading system.

  •
  The notes are the joint and several obligations of Norcross Safety Products L.L.C. and Norcross Capital Corp. The notes will not be secured by any collateral. The notes are unconditionally guaranteed on a senior subordinated basis by Norcross Safety Products L.L.C.'s present and future direct and indirect domestic subsidiaries, other than Norcross Capital Corp., which is a co-issuer of the notes. The notes will rank junior in right of payment to all of our senior debt and the senior debt of our subsidiary guarantors. The notes will rank equal in right of payment to our and our subsidiary guarantors' senior subordinated debt and senior in right of payment to our and our subsidiary guarantors' subordinated debt. The notes will be structurally subordinated to indebtedness and other liabilities of our subsidiaries that are not guaranteeing the notes. As of September 27, 2003, we had $260.5 million of debt, of which $103.6 would have been senior debt.

  •
  Expires at 5:00 p.m., New York City time, on                        , 2004, unless extended.

  •
  The exchange of notes will not be a taxable event for U.S. federal income tax purposes.

  •
  Not subject to any condition other than that the exchange offer not violate applicable law or any applicable interpretation of the Staff of the SEC.

        For a discussion of certain factors that you should consider before participating in this exchange offer, see "Risk Factors" beginning on page 9 of this prospectus.

        Neither the SEC nor any state securities commission has approved or disapproved of the notes to be distributed in the exchange offer or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                        , 2004

 INCORPORATED INFORMATION

        This prospectus incorporates business and financial information about the company that is not included in or delivered with this prospectus. This information is available free of charge to security holders upon written or oral request to: Norcross Safety Products L.L.C., attn: Chief Financial Officer, 2211 York Road, Suite 215, Oak Brook, Illinois 60523, phone (630) 572-5715. To ensure timely delivery, you should request any information no later than five business days prior to the expiration date of the exchange offer.

CURRENCIES AND EXCHANGE RATES

        References in this prospectus to "dollars" or "$" are to the currency of the United States. References to "euros" or "€" are to the currency of the European Union. References in this prospectus to "Canadian dollars" or "C$" are to the currency of Canada. Except as otherwise stated herein, conversions of non-dollar currencies to dollars in the financial statements and the other information included herein have been calculated, for statement of operations purposes, on the basis of average exchange rates over the related periods and, for balance sheet purposes, on the date of the balance sheet. Conversions of the closing date indebtedness and cash on hand for Kächele-Cama Latex GmbH ("KCL") are based on the exchange rate on July 29, 2003, the date of its acquisition. As of July 29, 2003, €1.00 was equivalent to $1.15.

MARKET, RANKING AND OTHER DATA

        Unless otherwise indicated, the market, ranking and other similar data contained in this prospectus, including statements regarding our being a leader and one of the largest participants in our industry and regarding the breadth of our product offering, are based upon our management's knowledge of and experience in the markets in which we operate, and upon information from independent industry publications, including Frost & Sullivan. None of the independent industry publications was prepared on our or our affiliates' behalf and Frost & Sullivan has not consented to the inclusion of any data from its reports, not have we sought their consent. While management believes this data and its estimates and beliefs based on such data, to be reasonable, market, ranking and other similar data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market size. In addition, consumption patterns and customer preferences can and do change.

TRADEMARKS

        North™, Morning Pride™, Ranger™, Servus™, Pro-Warrington™, Salisbury™ and Total Fire Group™ are some of our trademarks. Other brand names or trademarks appearing in this prospectus are the property of their respective owners.

PRO FORMA FINANCIAL INFORMATION

        Unless otherwise indicated, the pro forma financial data presented in this prospectus for the year ended December 31, 2002 gives pro forma effect to (1) our December 20, 2002 acquisition of Arbin Veiligheid B.V. ("Arbin"), (2) the offering of notes and the application of the net proceeds from the offering as described under "Use of Proceeds," and (3) the acquisition of KCL on July 29, 2003 as if each of these transactions had occurred on January 1, 2002. The pro forma Statement of Operations for the nine months ended September 27, 2003 gives pro forma effect to (1) the offering of the notes and the application of the net proceeds from the offering as described under "Use of Proceeds" and (2) the acquisition of KCL on July 29, 2003 as if these transactions had occurred on January 1, 2002.

i

PROSPECTUS SUMMARY

        The following summary contains basic information about this exchange offer. It likely does not contain all the information that is important to you. For a more complete understanding of this exchange offer, we encourage you to read this entire document and the other documents to which we refer you. In this prospectus, unless the context otherwise requires, we refer to Norcross Safety Products L.L.C. as "NSP," Norcross Capital Corp. as "Norcross Capital" and to NSP and Norcross Capital collectively as the "Issuers." Norcross Capital is a wholly owned subsidiary of NSP, which in turn is a wholly owned subsidiary of NSP Holdings L.L.C., which we refer to in this prospectus as "NSP Holdings." References to "we," "our," "us," "NSP" and the "Company" refer collectively to NSP and its consolidated subsidiaries, including Norcross Capital.

Our Company

        We are a leading designer, manufacturer and marketer of branded products in the fragmented personal protection equipment industry. We manufacture and market a full line of personal protection equipment for workers in the general industrial, fire service and utility/high voltage industries.

        We are one of the largest participants in the personal protection equipment industry with approximately 2,700 employees in 28 facilities worldwide. We market and sell our products through three distinct sales forces dedicated to our target segments. We manufacture or assemble approximately 85% of the products we sell. Approximately 90% of our net sales in 2002 were to customers in North America, with the remainder to customers primarily in Europe and Africa.

        We classify our diverse product offerings into three primary operating segments:

        General Industrial.    We offer a diverse portfolio of leading products for a wide variety of industries, including the manufacturing, agriculture, automotive, food processing and pharmaceutical industries and the military, under the North, Ranger and Servus brand names. Our product offering is one of the broadest in the personal protection equipment industry. We sell our general industrial products primarily through industrial distributors.

        Fire Service.    We manufacture and market one of the broadest lines of personal protection equipment for the fire service segment. Our products include bunker gear, fireboots, helmets, gloves and other accessories. We market our products under our Total Fire Group umbrella, using the brand names of Morning Pride, Ranger, Servus and Pro-Warrington. We sell our fire service products primarily through specialized fire service distributors.

        Utility/High Voltage.    We manufacture and market a broad line of personal protection equipment for the utility/high voltage service segment under the Servus and Salisbury brands. Our products, include linemen equipment, gloves, sleeves and footwear. We sell our utility/high voltage products through specialized distributors and direct to utilities and electrical contractors.

        NSP Holdings and NSP are limited liability companies organized under the laws of the State of Delaware. Norcross Capital is a Delaware corporation. Our principal executive offices are located at 2211 York Road, Suite 215, Oak Brook, Illinois, 60523, and our telephone number is (630) 572-5715.

Summary of the Exchange Offer

The Initial Offering of Outstanding Notes	We sold the outstanding notes on August 13, 2003 to CIBC World Markets Corp., Lehman Brothers, and Fleet Securities, Inc. We collectively refer to those parties in this prospectus as the "initial purchasers." The initial purchasers subsequently resold the outstanding notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended.
Registration Rights Agreement
Simultaneously with the initial sale of the outstanding notes, we entered into a registration rights agreement for the exchange offer. In the registration rights agreement, we agreed, among other things, to use our reasonable best efforts to complete this exchange offer within 270 days of issuing the outstanding notes. The exchange offer is intended to satisfy your rights under the registration rights agreement. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your outstanding notes.
The Exchange Offer
We are offering to exchange the exchange notes, which have been registered under the Securities Act for your outstanding notes, which were issued on August 13, 2003 in the initial offering. In order to be exchanged, an outstanding note must be properly tendered and accepted. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged. We will issue exchange notes promptly after the expiration of the exchange offer.
Resales
We believe that the exchange notes issued in the exchange offer may be offered for resale, resold, and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:
• the exchange notes are being acquired in the ordinary course of your business;
•
you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes issued to you in the exchange offer; and
• you are not an affiliate (as defined in Rule 405 of the Securities Act) of the issuers or any subsidiary guarantor.

If any of these conditions are not satisfied and you transfer any exchange notes issued to you in the exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes from these requirements you may incur liability under the Securities Act. We will not assume, nor will we indemnify you against, any such liability.

Each broker-dealer that is issued exchange notes in the exchange offer for its own account in exchange for outstanding notes that were acquired by that broker-dealer as a result of market-marking or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. A broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the exchange notes issued to it in the exchange offer.
Record Date	We mailed this prospectus and the related exchange offer documents to those persons who were registered holders of outstanding notes on , 2004, the record date for the exchange offer.
Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, , 2004, unless we decide to extend the expiration date.
Conditions to the Exchange Offer	The exchange offer is not subject to any condition other than that the exchange offer not violate applicable law or any applicable interpretation of the staff of the SEC.
Procedures for Tendering Outstanding Notes
We issued the outstanding notes as global securities. When the outstanding notes were issued, we deposited the global notes representing the outstanding notes with Wilmington Trust Company, as book-entry depositary. Wilmington Trust Company issued a certificateless depositary interest in each global note we deposited with it, which represents a 100% interest in the notes, to The Depositary Trust Company, known as DTC. Beneficial interests in the outstanding notes, which are held by direct or indirect participants in DTC through the certificateless depositary interest, are shown on records maintained in book-entry form by DTC.

You may tender your outstanding notes through book-entry transfer in accordance with DTC's Automated Tender Offer Program, known as ATOP. To tender your outstanding notes by a means other than book-entry transfer, a letter of transmittal must be completed and signed according to the instructions contained in the letter. The letter of transmittal and any other documents required by the letter of transmittal must be delivered to the exchange agent by mail, facsimile, hand delivery or overnight carrier. In addition, you must deliver the outstanding notes to the exchange agent or comply with the procedures for guaranteed delivery. See "The Exchange Offer—Procedures for Tendering Outstanding Notes" for more information.
Do not send letters of transmittal and certificates representing outstanding notes to us. Send these documents only to the exchange agent. See "The Exchange Offer—Exchange Agent" for more information.

Special Procedures for Beneficial Owners
If you are the beneficial owner of book-entry interests and your name does not appear on a security position listing of DTC as the holder of the book-entry interests or if you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender the book-entry interest or outstanding notes in the exchange offer, you should contact the person in whose name your book-entry interests or outstanding notes are registered promptly and instruct that person to tender on your behalf.
Withdrawal Rights	You may withdraw the tender of your outstanding notes at any time prior to 5:00 p.m., New York City time on , 2004.
Federal Income Tax Considerations	The exchange of outstanding notes will not be a taxable event for United States federal income tax purposes.
Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer. We will pay all of our expenses incident to the exchange offer.
Exchange Agent	Wilmington Trust Company is serving as the exchange agent in connection with the exchange offer.

Summary of Terms of the Exchange Notes

        The form and terms of the exchange notes are the same as the form and terms of the outstanding notes, except that the exchange notes will be registered under the Securities Act. As a result, the exchange notes will not bear legends restricting their transfer and will not contain the registration rights and liquidated damage provisions contained in the outstanding notes. The exchange notes represent the same debt as the outstanding notes. Both the outstanding notes and the exchange notes are governed by the same indenture. We use the term notes in this prospectus to collectively refer to the outstanding notes and the exchange notes.

Issuers	Norcross Safety Products L.L.C. and Norcross Capital Corp., as joint and several obligors.
Securities Offered	$152,500,000 principal amount of 9 7/8% Senior Subordinated Notes, Series B.
Maturity Date	August 15, 2011.
Interest Rate	9 7/8% per year.
Interest Payment Dates	Each February 15 and August 15, beginning February 15, 2004.
Guarantees
NSP's present and future direct and indirect domestic subsidiaries, other than Norcross Capital, which is a co-issuer of the notes, have guaranteed the notes with unconditional guarantees of payment that rank junior in right of payment to their senior debt, but rank equal in right of payment to their future senior subordinated debt.
Security and Ranking	The notes are not secured by any collateral.

The notes rank junior in right of payment to all of our senior debt and the senior debt of our subsidiary guarantors (other than trade payables) and rank equal in right of payment to our senior subordinated debt and the senior subordinated debt of our subsidiary guarantors and senior in right of payment to our subordinated debt and the subordinated debt of our subsidiary guarantors. Therefore, if we default, your right to payment under the notes will be junior to the rights of holders of our senior debt and the senior debt of our subsidiary guarantors to collect money we owe them at the time. Our senior debt and the senior debt of our subsidiary guarantors are secured by our and their assets.

The notes are structurally subordinated to indebtedness and other liabilities of our subsidiaries which have not guaranteed the notes. A portion of our operations are conducted through our non-guarantor subsidiaries. See "Description of the Notes—Subordination." As of September 27, 2003, our non-guarantor subsidiaries had $22.7 million of indebtedness and other liabilities, including trade payables.

As of September 27, 2003 we had $260.5 million of debt, of which $103.6 million would have been senior debt. As of September 27, 2003 our Senior Credit Facility permitted borrowing of up to $37.4 million.
Optional Redemption	Except in the case of equity offerings by us, we cannot choose to redeem the notes prior to August 15, 2007.
At any time from and after that date (which may be more than once), we can choose to redeem some or all of the notes, pro rata, at specified prices, plus accrued and unpaid interest.
Optional Redemption After Equity Offerings
On one or more occasions before August 15, 2006, we can choose to purchase up to 35% of the outstanding principal amount of the notes with money that we raise in one or more equity offerings, as long as:
• we pay 109.875% of the face amount of the notes bought, plus accrued and unpaid interest;
• we purchase the notes within 90 days of completing the equity offering; and
• at least 65% of the notes originally issued remain outstanding afterwards.
Change of Control Offer	If we experience a change in control, we must offer to purchase your notes at 101% of their face amount, plus accrued and unpaid interest.
We might not be able to pay you the required price for notes you present to us at the time of a change in control because:
• we might not have enough funds at that time; or

	•	the terms of our other debt may prevent us from paying.
Asset Sale Proceeds	We may have to use the net cash proceeds from selling assets to offer to purchase your notes at their face amount, plus accrued and unpaid interest.
Certain Indenture Provisions	The indenture governing the notes limits what we (and most or all of our subsidiaries) may do. The provisions of the indenture limit our ability to:
		•	incur additional debt or issue preferred stock;
		•	pay dividends and make distributions on, or redeem or repurchase, capital stock;
		•	issue stock of subsidiaries;
		•	make investments;
		•	create liens;
		•	enter into transactions with affiliates;
		•	enter into sale-leaseback transactions;
		•	merge or consolidate; and
		•	transfer and sell assets.
These covenants are subject to a number of important exceptions. See "Description of the Notes—Certain Covenants."

        You should refer to the section entitled "Risk Factors" for an explanation of material risks of participating in the exchange offer.

Summary Historical Financial and Other Data

        The following table presents summary historical consolidated statement of operations, balance sheet and other data for the periods presented and should only be read in conjunction with the "Selected Historical Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and the related notes thereto, all included elsewhere in this prospectus. The historical financial data for each of the three years in the period ended December 31, 2002, have been derived from our historical consolidated financial statements audited by Ernst & Young LLP included elsewhere in this prospectus. The historical financial data as of September 27, 2003 and for the nine-month periods ended September 28, 2002 and September 27, 2003 have been derived from our historical unaudited financial statements included elsewhere in this prospectus, which, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation. Results of operations for an interim period are not necessarily indicative of results for a full year.

					Nine Months Ended
	Year Ended December 31,
					September 28, 2002		September 27, 2003
	2000	2001	2002
	(dollars in thousands)
Statement of Operations Data:
Net sales	$313,053	$317,950	$323,509		$239,586		$269,834
Cost of goods sold	206,022	205,278	206,167		154,172		172,505

Gross profit	107,031	112,672	117,342		85,414		97,329
Operating expenses:
Selling	31,496	30,876	30,440		22,974		26,944
Distribution	14,359	15,032	14,665		10,825		12,796
General and administrative	26,301	27,875	30,504		21,765		25,817
Amortization of goodwill and other intangibles	11,810	10,902	3,239		2,427		2,427
Restructuring and merger-related charges	3,488	1,683	9,269		—		—
Zimbabwe subsidiary impairment charge	—	—	2,785		2,785		—

Total operating expenses	87,454	86,368	90,902		60,776		67,984

Income from operations	19,577	26,304	26,440		24,638		29,345
Other expense (income):
Interest expense	32,280	27,611	23,292		17,501		27,609
Interest income	(754)	(318)	(122)		(99)		(92)
Other, net	583	366	(329)		(27)		40

(Loss) income before income taxes and minority interest	(12,532)	(1,355)	3,599		7,263		1,788
Income tax expense	1,722	2,301	7,795		2,440		1,972
Minority interest	422	435	—		—		(1)

Net (loss) income	$(14,676)	$(4,091)	$(4,196)		$4,823		$(183)

Other Financial Data and Ratios:
EBITDA (1)	$39,504	$45,298	$45,386		$33,997		$39,389
Adjusted EBITDA (1)	39,504	45,298	48,171		36,782		39,389
Depreciation and amortization	20,932	19,795	18,617		9,332		10,083
Capital expenditures	5,590	6,933	7,197		5,129		4,571
Net cash (used in) provided by operating activities	(3,267)	16,696	22,575		10,965		2,367
Net cash used in investing activities	(33,524)	(1,769)	(17,728)		(8,529)		(22,899)
Net cash provided by (used in) financing activities	39,420	(12,937)	(6,164)		(2,812)		24,633
Ratio of earnings to fixed charges (2)	—	—	1.1	x	1.4	x	1.1	x

As of September 27, 2003
Balance Sheet Data:
Cash and cash equivalents	$9,055
Working capital	98,674
Total assets	376,493
Total member's equity	36,645

(1)
"EBITDA" is net income plus interest, taxes, depreciation and amortization. "Adjusted EBITDA" is defined as EBITDA further adjusted to exclude a non-cash impairment charge taken with regard to our subsidiary located in Zimbabwe. EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to net income or cash flow from operations, as determined by GAAP, and our calculations thereof may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA are included in this prospectus because they are a basis upon which we assess our liquidity position and because we believe that they present useful information to investors regarding a company's ability to service and/or incur indebtedness. This belief is based on our negotiations with our lenders who have indicated that the amount of indebtedness we will be permitted to incur will be based, in part, on measures similar to our EBITDA and our Adjusted EBITDA. EBITDA and Adjusted EBITDA do not take into account our working capital requirements, debt service requirements and other commitments and, accordingly, are not necessarily indicative of amounts that may be available for discretionary use.

The
following table reconciles Adjusted EBITDA with EBITDA and net income for the periods indicated:

				Nine Months Ended
	Year Ended December 31,
				September 28, 2002	September 27, 2003
	2000	2001	2002
	(dollars in thousands)
Adjusted EBITDA (a)	$39,504	$45,298	$48,171	$36,782	$39,389
Subtract:
Zimbabwe subsidiary impairment charge (b)	—	—	(2,785)	(2,785)	—

EBITDA	39,504	45,298	45,386	33,997	39,389
Subtract:
Interest expense, net	(31,526)	(27,293)	(23,170)	(17,402)	(27,517)
Income tax expense	(1,722)	(2,301)	(7,795)	(2,440)	(1,972)
Depreciation and amortization expense (c)	(20,932)	(19,795)	(18,617)	(9,332)	(10,083)

Net (loss) income	(14,676)	(4,091)	(4,196)	4,823	(183)
Add (subtract):
Depreciation and amortization expense	20,932	19,795	18,617	9,332	10,083
Amortization of deferred financing costs	1,763	1,867	2,024	1,517	1,749
Amortization of original issue discount	858	1,014	1,016	762	641
Deferred income taxes	(230)	—	5,716	(19)	143
Minority interest	422	370	—	—	(1)
Write-off of deferred financing costs	2,552	—	—	—	7,284
Zimbabwe subsidiary impairment charge	—	—	2,072	2,072	—
Changes in operating assets and liabilities	(14,888)	(2,259)	(2,674)	(7,522)	(17,349)

Net cash (used in) provided by operating activities	$(3,267)	$16,696	$22,575	$10,965	$2,367

  (a)
  In addition to the non-cash charges excluded in calculating adjusted EBITDA, we incurred restructuring and merger-related charges of $3.5 million, $1.7 million and $3.0 million for the years ended December 31, 2000, 2001 and 2002, respectively.

  (b)
  Due to adverse political and economic conditions in Zimbabwe, we no longer consolidate the operations and financial position of this subsidiary in our financial statements. We recorded a non-cash impairment charge of $2.8 million, equivalent to our net investment, with regard to the deconsolidation of our Zimbabwe subsidiary for the year ended December 31, 2002 and the nine months ended September 28, 2002.

  (c)
  Depreciation expense for the year ended December 31, 2002 includes $6.3 million of non-cash charges relating to accelerated depreciation in connection with the write-off of long-lived assets.

(2)
In calculating the ratio of earnings to fixed charges, earnings consist of (loss) income before income taxes and minority interest plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing fees and original issue discount, and the portion of rental expenses deemed attributable to interest. For the years ended December 31, 2000 and 2001, our earnings were insufficient to cover our fixed charges by $12,532 and $1,355.

RISK FACTORS

        You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before making a decision to participate in the exchange offer. Any of the following risks could materially adversely affect our business, financial condition or results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations.

Risks Associated with the Exchange Offer

  Because there is no public market for the notes, you may not be able to resell your notes.

        The exchange notes will be registered under the Securities Act, but will constitute a new issue of securities with no established trading market, and will be subject to risks related to:

  •
  the liquidity of any trading market that may develop;

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  the ability of holders to sell their exchange notes; or

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  the price at which the holders would be able to sell their exchange notes.

If a trading market were to develop, the exchange notes might trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar debentures and our financial performance.

        We understand that the initial purchasers presently intend to make a market in the notes. However, they are not obligated to do so, and any market-making activity with respect to the notes may be discontinued at any time without notice. In addition, any market-making activity will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, and may be limited during the exchange offer or the pendency of an applicable shelf registration statement. An active trading market may not exist for the notes, and any trading market that does develop may not be liquid.

  Your outstanding notes will not be accepted for exchange if you fail to follow the exchange offer procedures and, as a result, your notes will continue to be subject to existing transfer restrictions and you may not be able to sell your outstanding notes.

        We will not accept your notes for exchange if you do not follow the exchange offer procedures. We will issue exchange notes as part of this exchange offer only after a timely receipt of your outstanding notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your outstanding notes, please allow sufficient time to ensure timely delivery. If we do not receive your notes, letter of transmittal and other required documents by the expiration date of the exchange offer, we will not accept your notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange. If there are defects or irregularities with respect to your tender of notes, we will not accept your notes for exchange.

  If you do not exchange your outstanding notes, your outstanding notes will continue to be subject to the existing transfer restrictions and you may not be able to sell your outstanding notes.

        We did not register the outstanding notes, nor do we intend to do so following the exchange offer. Outstanding notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances pursuant to an exemption from the registration requirements under the Securities Act and applicable state securities laws. If you do not exchange your outstanding notes, you will lose your right to have your outstanding notes registered under the federal securities laws. As a result, if you hold outstanding notes after the exchange offer, you may not be able to sell your outstanding notes.

Risks Relating to the Notes

  Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

        We have a significant amount of indebtedness. As of September 27, 2003 our total debt, total capitalization, and ratio of total debt to total capitalization were as follows:

At September 27, 2003
(dollars in thousands)
Total senior debt	$103,639
9 7/8% Senior Subordinated Notes due 2011	151,476
Other subordinated debt	5,364

Total debt	260,479
Member's equity	36,645

Total capitalization	$297,124
Ratio of total debt to total capitalization	87.7%

        Our substantial indebtedness could have important consequences to you. For example, it could:

  •
  make it more difficult for us to satisfy our obligations with respect to the notes;

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  increase our vulnerability to general adverse economic and industry conditions;

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, expansion through acquisitions and other general corporate purposes;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

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  place us at a competitive disadvantage compared to our competitors that have less debt; and

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  limit our ability, among other things, to borrow additional funds.

        Our substantial indebtedness may make it difficult for us to satisfy our obligations under the senior credit facility. If we cannot satisfy our obligations under the senior credit facility, our senior lenders could declare a default. A default, if not waived or cured, could result in an acceleration of our indebtedness and a foreclosure on our assets. A foreclosure would make it extremely difficult for us to operate as a going concern. In addition, a default, if not cured or waived, may permit the acceleration of our other indebtedness.

  Despite current indebtedness levels, we may still be able to incur substantially more debt. This could further exacerbate the risks described above.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the notes do not fully prohibit us or our subsidiaries from doing so. As of September 27, 2003 our senior credit facility permited borrowings of up to $30 million and C$10 million and revolving credit facilities at our European subsidiaries permitted borrowings of up to €4.1 million and borrowings under these revolving credit facilities would rank senior to the notes and the subsidiary guarantees. If new debt is added to our current debt levels, the related risks that we now face could intensify.

  To service our indebtedness, we require a significant amount of cash, the availability of which depends on many factors beyond our control. If we cannot service our indebtedness, we may not be able to satisfy our obligations under the notes.

        Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future from our operations. Our ability to generate cash is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under our senior credit facility in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. As of September 27, 2003, the current portion (due within one year) of our debt service payments, which includes principal and interest, was approximately $24.7 million. We intend to service these obligations through our future cash flows from operations. If our future cash flow from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional equity capital or restructure or refinance all or a portion of our debt, including the notes, on or before maturity. We may not be able to refinance any of our indebtedness, including our senior credit facility and the notes, on satisfactory terms or at all.

  NSP conducts a substantial portion of its operations through subsidiaries, and NSP's subsidiaries are not obligated to make distributions to NSP to service the notes.

        NSP's subsidiaries conduct a substantial portion of its operations and own a substantial portion of its assets. NSP's cash flow and its ability to meet its debt service obligations depend upon the cash flow of its subsidiaries and the payment of funds by its subsidiaries in the form of loans and dividends. NSP's subsidiaries are not obligated to make distributions to NSP to service the notes. In addition, the ability of its subsidiaries to make payments to it will depend on their earnings, the terms of their debt, business and tax considerations and legal restrictions.

  NSP's foreign subsidiaries are not subsidiary guarantors, and as a result, any right of NSP to participate in any distribution of assets of its foreign subsidiaries upon liquidation or otherwise will be subject to the prior claims of its foreign subsidiaries' creditors.

        The subsidiary guarantors include only NSP's domestic direct and indirect subsidiaries. However, our historical consolidated financial information and the pro forma consolidated financial information included in this prospectus are presented on a consolidated basis, including both our domestic and foreign subsidiaries. The aggregate net sales and operating income of our subsidiaries that are not subsidiary guarantors were $82.1 million and $6.0 million, respectively, for the year ended December 31, 2002 and $78.0 million and $7.3 million, respectively, for the nine months ended September 27, 2003 and their consolidated tangible assets at September 27, 2003 were $76.6 million. In addition, the notes are effectively subordinated to all existing and future liabilities (including trade payables) of our non-guarantor subsidiaries. As of September 27, 2003, our non-guarantor subsidiaries had $22.7 million of indebtedness and other liabilities (including trade payables). As a result, any right of NSP to participate in any distribution of assets of its non-guarantor subsidiaries upon the liquidation, reorganization or insolvency of any such subsidiary (and the consequential right of the holders of the notes to participate in the distribution of those assets) will be subject to the prior claims of such subsidiaries' creditors.

  The indenture for the notes restricts our ability and the ability of most of our subsidiaries to engage in some business and financial transactions. Our failure to comply may result in an event of default under the indenture.

        The indenture for the notes, among other things, restricts our ability and the ability of our restricted subsidiaries to, among other things:

  •
  incur additional debt or issue preferred stock;

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  pay dividends and make distributions on, or redeem or repurchase, capital stock;

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  issue stock of subsidiaries;

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  make investments;

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  create liens;

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  enter into transactions with affiliates;

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  enter into sale-leaseback transactions;

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  merge or consolidate; and

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  transfer and sell assets.

        Our failure to comply with obligations under the indenture for the notes may result in an event of default under the indenture. A default, if not cured or waived, may permit acceleration of our other indebtedness. We may not have funds available to remedy these defaults. If our indebtedness is accelerated, we may not have sufficient funds available to pay the accelerated indebtedness or the ability to refinance the accelerated indebtedness on terms favorable to us or at all.

  Your right to receive payments on the notes is junior to our senior indebtedness and possibly all of our future borrowings. Further, the guarantees of the notes are junior to all of our guarantors' senior indebtedness and all their future borrowings.

        The notes and the subsidiary guarantees rank behind all of our and our subsidiary guarantors' senior indebtedness (other than trade payables) and all of our and their future borrowings (other than trade payables), except any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the notes and the guarantees. In addition, the notes are structurally subordinated to indebtedness and other liabilities of our subsidiaries which are not guaranteeing the notes. As a result, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors or our or their property, the holders of our senior debt and the guarantors' senior debt will be entitled to be paid in full in cash before any payment may be made with respect to the notes or the subsidiary guarantees.

        In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, holders of the notes will participate with trade creditors and all other holders of our and the guarantors' subordinated indebtedness in the assets remaining after we and the subsidiary guarantors have paid all of our senior debt. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we and the subsidiary guarantors may not have sufficient funds to pay all of our creditors and holders of notes may receive less, ratably, than the holders of our senior debt.

        As of September 27, 2003, the notes and the subsidiary guarantees were subordinated to $103.6 million of senior debt, and we had approximately $42.1 million of additional borrowing capacity under our senior revolving credit facilities. We will be permitted to borrow substantial additional indebtedness, including senior debt, in the future under the terms of the indenture.

        The notes are not secured by any assets, while our obligations under the senior credit facility are secured by liens on substantially all of our assets. Under certain circumstances, note holders may receive less, ratably, than holders of our senior debt.

        The notes are not secured by any collateral. However, our obligations under the senior credit facility are secured by liens on substantially all of our assets. Therefore, in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, or our or their property, holders of the notes and all other holders of our and the guarantors' senior subordinated indebtedness will participate in the assets remaining after we and the subsidiary guarantors have paid all of our senior debt. In any of these cases, we and the subsidiary guarantors may not have sufficient funds to pay all of our creditors and the holders of notes may receive less, ratably, than the holders of our senior debt.

  We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

        Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of their principal amount plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make any required repurchases or that restrictions in our senior credit facility will not allow such repurchases. A change in control of the Company can be the basis for the declaration of an event of default under our senior credit agreement, which, if not waived, accelerates our obligations under the credit agreement and, under the terms of the indenture, we would be prohibited from making, and the trustee from accepting, any payment with respect to the notes until the senior indebtedness was paid in full. If we do not repay all borrowings under our senior credit facility or obtain a consent of our lenders under our senior credit facility to repurchase the notes, we will be prohibited from purchasing the notes. Our failure to purchase tendered notes would constitute a default under the indenture governing the notes, which, in turn, would constitute a default under our senior credit facility. In addition to the outstanding notes as of September 27, 2003 we had $109.0 million of indebtedness outstanding that is payable in full at the option of the payees upon a change of control.

        Also, we could in the future enter into transactions, including acquisitions, refinancings or other recapitalizations or highly leveraged transactions, that would not constitute a change of control under the indenture, but that could increase the amount of indebtedness outstanding at such time or adversely affect our capital structure or credit ratings. See "Description of the Notes—Change of Control Offer."

        The senior credit facility contains certain restrictive covenants, including leverage and interest coverage ratios. If we fail to comply with these financial covenants, a default could be declared, and the senior lenders could accelerate our repayment obligations.

        The senior credit facility contains certain restrictive covenants, including covenants that require us to maintain certain financial ratios. Those ratios include: a fixed charge coverage ratio of EBITDA less capital expenditures over fixed charges for the period, an interest coverage ratio of EBITDA over interest expense for the period, a senior leverage ratio of senior debt over EBITDA for the period, and a total leverage ratio of total debt over EBITDA for the period. The specific ratios we are required to maintain change over time.

        If we fail to maintain these ratios and the failure is not cured, the senior lenders could declare a default under the credit agreement, accelerate our payment obligations and foreclose on our assets. A foreclosure would make it extremely difficult for us to operate as a going concern. In addition, a default, if not cured or waived, may permit the acceleration of our other indebtedness. We may not have funds available to remedy these defaults. If our indebtedness is accelerated, we may not have sufficient funds available to pay the accelerated indebtedness or the ability to refinance the accelerated indebtedness on terms favorable to us or at all.

  Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.

        Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

  •
  was insolvent or rendered insolvent by reason of such incurrence; or

  •
  was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

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  intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured.

        In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

        The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

  •
  the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets; or

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  the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and mature; or

  •
  it could not pay its debts as they became due.

        On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of the notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot predict with certainty, however, what standard a court would apply in making these determinations or whether a court would agree with our conclusions in this regard.

  You should not rely on Norcross Capital in evaluating an investment in the notes.

        Norcross Capital was formed in connection with the offering of the outstanding notes and has no assets and no operations and is prohibited from engaging in any business activities, except in connection with the issuance of the notes. You should therefore not rely upon Norcross Capital in evaluating whether to invest in the notes.

Risks Relating to our Business

  If we are unable to retain senior executives and other qualified professionals our growth may be hindered, which could negatively impact our results of operations and our ability to make payments on the notes.

        Our success depends in part on our ability to attract, hire, train and retain qualified managerial, sales and marketing personnel. Competition for these types of personnel is intense. We may be unsuccessful in attracting and retaining the personnel we require to conduct and expand our operations successfully. Our results of operations could be materially and adversely affected if we are unable to attract, hire, train and retain qualified personnel. Our success also depends to a significant extent on the continued service of our management team. The loss of any member of the management team could have a material adverse effect on our business, results of operations and financial condition.

  The markets in which we compete are highly competitive, and some of our competitors have greater financial and other resources than we do. The competitive pressures faced by us could materially and adversely affect our business, results of operations and financial condition.

        The personal protection equipment market is highly competitive, with participants ranging in size from small companies focusing on single types of safety products, to large multinational corporations which manufacture and supply many types of safety products. Our main competitors vary by region and product. We believe that participants in this industry compete primarily on the basis of product characteristics (such as functional performance, design and style), price, brand name recognition and service. Some of our competitors have greater financial and other resources than we do and our cash flows from operations could be adversely affected by competitors' new product innovations and pricing changes made by us in response to competition from existing or new competitors. Individual competitors have advantages and strengths in different sectors of the industry, in different products and in different areas, including manufacturing and distribution systems, geographic market presence, customer service and support, breadth of product, delivery time and price. We may not be able to compete successfully against current and future competitors and the competitive pressures faced by us could materially and adversely affect our business, results of operations and financial condition. See "Business—Competition."

  Many of our products are subject to existing regulations and standards, changes in which could materially and adversely affect our results of operations.

        Our net sales may be materially and adversely affected by changes in safety regulations and standards covering industrial workers, firefighters and utility workers in the United States and Canada, including safety regulations of OSHA and standards of the NFPA, ANSI and ASTM. Our net sales could also be adversely affected by a reduction in the level of enforcement of such regulations. Changes in regulations could reduce the demand for our products or require us to reengineer our products, thereby creating opportunities for our competitors.

  A reduction in the spending patterns of government agencies could materially and adversely affect our net sales.

        We sell a significant portion of our products in the United States and Canada to various governmental agencies. In addition, a portion of our products are sold to government agencies through fixed price contracts awarded by competitive bids submitted to state and local agencies. Many of these governmental agency contracts are awarded on an annual basis. Accordingly, notwithstanding our long-standing relationship with various governmental agencies, we may lose our contracts with such agencies to lower bidders in the competitive bid process. Moreover, the terms and conditions of such sales and the government contract process are subject to extensive regulation by various federal, state and local authorities in the United States and Canada.

  In most markets in which we compete, there are frequent introductions of new products and product line extensions. If we fail to introduce successful new products, we may lose market position and our financial performance may be negatively impacted.

        If we are unable to identify emerging consumer and technological trends, maintain and improve the competitiveness of our products and introduce these products on a global basis, we may lose market position, which could have a material adverse effect on our business, financial condition and results of operations. Continued product development and marketing efforts have all the risks inherent in the development of new products and line extensions, including development delays, the failure of new products and line extensions to achieve anticipated levels of market acceptance and the cost of failed product introductions.

  Our international operations are subject to various uncertainties and a significant reduction in international sales of our products could have a material adverse effect on our results of operations.

        Our international operations are subject to various political, economic and other uncertainties which could adversely effect our business. A significant reduction of our international business due to any of these risks would adversely affect our revenues. In 2002, approximately 25% of our net sales were outside the United States. These risks include:

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  unexpected changes in regulatory requirements;

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  currency exchange rate fluctuations;

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  changes in trade policy or tariff regulations;

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  customs matters;

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  longer payment cycles;

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  higher tax rates and potentially adverse tax consequences, including restrictions on repatriating earnings and the threat of "double taxation";

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  additional tax withholding requirements;

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  intellectual property protection difficulties;

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  difficulty in collecting accounts receivable;

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  complications in complying with a variety of foreign laws and regulations, many of which conflict with United States laws;

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  costs and difficulties in integrating, staffing and managing international operations; and

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  strains on financial and other systems to properly administer VAT and other taxes.

        In addition, foreign operations involve uncertainties arising from local business practices, cultural considerations and international political and trade tensions. For example, in 2002, we deconsolidated the results of operations of, and recorded a non-cash impairment charge with regard to, our Zimbabwe subsidiary due to adverse economic and political conditions. In addition, a portion of our manufacturing and outsourcing relationships involve China. If we are unable to successfully manage the risks associated with expanding our global business or to adequately manage operational fluctuations internationally, it could have a material adverse effect on our business, financial condition or results of operations.

  We may incur restructuring or impairment charges that would reduce our earnings.

        We have in the past and may in the future restructure some of our operations, including our recently acquired subsidiaries. In such circumstances, we may take actions that would result in a charge related to discontinued operations, thereby reducing our earnings. These restructurings have or may be undertaken to realign our subsidiaries, eliminate duplicative functions, rationalize our operating facilities and products, and reduce our staff. For the year ended December 31, 2002, we recorded restructuring charges of approximately $9.3 million related to a restructuring plan to exit certain manufacturing facilities and move certain hand operations to China. Additionally, on January 1, 2002 we adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other

Intangible Assets," which requires that goodwill and intangible assets that have an indefinite useful life be tested at least annually for impairment. We carry a very significant amount of goodwill and intangible assets and SFAS No. 142 requires us to perform an annual assessment for possible impairment. As of September 27, 2003, we had goodwill of approximately $134.5 million. We do not anticipate that our goodwill will be impaired for the year ended December 31, 2003. If we determine our goodwill to be impaired, the resulting non-cash charge could be substantial.

  We may be unable to successfully execute or effectively integrate acquisitions, including our acquisition of KCL, which may adversely affect our results of operations.

        One of our key operating strategies is to selectively pursue acquisitions. Acquisitions, including our acquisition of KCL, involve a number of risks including:

  •
  failure of the acquired businesses to achieve the results we expect;

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  diversion of our management's attention from operational matters;

  •
  our inability to retain key personnel of the acquired businesses;

  •
  risks associated with unanticipated events or liabilities;

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  the potential disruption of our existing business; and

  •
  customer dissatisfaction or performance problems at the acquired businesses.

        If we are unable to integrate or successfully manage KCL or any other business that we may acquire in the future, we may not realize anticipated cost savings, improved manufacturing efficiencies and revenue growth, which may result in reduced profitability or operating losses. In addition, we expect to face competition for acquisition candidates, which may limit the number of our acquisition opportunities and may lead to higher acquisition prices. Moreover, acquisitions of businesses may require additional debt financing, resulting in additional leverage. The covenants in our senior credit facility and the indenture may further limit our ability to complete acquisitions. The realization of all or any of the risks described above could materially and adversely affect our reputation and our results of operations.

  Our continued success depends on our ability to protect our intellectual property. If we are unable to protect our intellectual property, our sales could be materially and adversely affected.

        Our success depends, in part, on our ability to obtain and enforce patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. We have been issued patents and have registered trademarks with respect to many of our products, but our competitors could independently develop similar or superior products or technologies, duplicate any of our designs, trademarks, processes or other intellectual property or design around any processes or designs on which we have or may obtain patents or trademark protection. In addition, it is possible that third parties may have or acquire licenses for other technology or designs that we may use or desire to use, so that we may need to acquire licenses to, or to contest the validity of, such patents or trademarks of third parties. Such licenses may not be made available to us on acceptable terms, if at all, and we may not prevail in contesting the validity of third party rights.

        In addition to patent and trademark protection, we also protect trade secrets, know-how and other confidential information against unauthorized use by others or disclosure by persons who have access to them, such as our employees, through contractual arrangements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, our sales could be materially adversely affected. See "Business—Intellectual Property."

  We do not have long-term contracts with many of our customers and they may terminate their relationship with us at any time, which could have a material adverse effect on our operating results.

        A significant portion of our contracts are not long-term contacts and are terminable at will by either party. If a significant number of our customers choose to terminate their contracts or to not renew their contracts with us upon expiration, it would have a material adverse effect on our business, financial condition and results of operations.

  We face an inherent business risk of exposure to product liability claims which could have a material adverse effect on our operating results.

        We face an inherent business risk of exposure to product liability claims arising from the claimed failure of our products to prevent the types of personal injury or death against which they are designed to protect. We have not experienced any material uninsured losses due to product liability claims, but it is possible that we could experience material losses in the future.

        In particular, our North Safety Products subsidiary or its predecessors is presently named as a defendant in approximately 692 lawsuits brought by a total of approximately 24,000 plaintiffs, involving respirators manufactured and sold by it or its predecessors. Approximately 88% of these lawsuits involve plaintiffs alleging they suffer from silicosis, with the remainder alleging they suffer from other or combined injuries, including asbestosis. These lawsuits typically allege that these conditions resulted in part from respirators that were negligently designed or manufactured. Invensys plc ("Invensys") is contractually obligated to indemnify us for any losses, including costs of defending claims, resulting from respiratory products manufactured prior to our acquisition of North Safety Products in October 1998. Nevertheless, we could potentially be liable for these losses or claims if Invensys fails to meet its obligations to indemnify us. We could also be liable if the alleged exposure involved the use of a product manufactured by us after our October 1998 acquisition of the North Safety Products business. Invensys is currently handling the defense of all of the cases, and to date we have not incurred any material costs with respect to these lawsuits. Consistent with the current environment being experienced by companies involved in silica and asbestos-related litigation, there has been an increase in the number of asserted claims that could potentially involve us. Based upon information provided to us by Invensys, we believe activity related to these claims was as follows for the periods indicated:

	2001	2002	2003 (1)
Beginning claims	298	363	306
New claims	133	185	530
Settlements	(29)	(134)	(38)
Dismissals	(39)	(108)	(106)

Ending claims	363	306	692

(1)
Through December 2, 2003.

We cannot determine our potential liability, if any, for such claims, in part because the defendants in these lawsuits are often numerous and the claims generally do not specify the amount of damages sought or the period of alleged exposure. Additionally, bankruptcy filings of companies with asbestos and silica-related litigation could increase our cost over time. If we were found liable in these cases and either Invensys failed to meet its indemnification obligations to us or the suit involved products manufactured by us after our October 1998 acquisition of North Safety Products, it would have a material adverse effect on our business. For more information, see "Business—Legal Proceedings."

        Also, in the event any of our products prove to be defective, we could be required to recall or redesign such products. We maintain insurance against product liability claims (with the exception of asbestosis and silicosis cases, for which coverage is not commercially available), but it is possible that our insurance coverage will not continue to be available on terms acceptable to us or that such coverage will not be adequate for liabilities actually incurred. A successful claim brought against us in excess of available insurance coverage, or any claim or product recall that results in significant expense or adverse publicity against us, could have a material adverse effect on our business, operating results and financial condition.

  We are subject to various environmental laws and any violation of these laws could adversely effect our results of operations.

        We are subject to federal, state and local laws, regulations and ordinances relating to the protection of the environment, including those governing discharges to air and water, handling and disposal practices for solid and hazardous wastes, and the maintenance of a safe workplace. These laws impose penalties for noncompliance and liability for response costs and certain damages resulting from past and current spills, disposals or other releases of hazardous materials. We could incur substantial costs as a result of noncompliance with or liability for cleanup pursuant to these environmental laws. We have identified three potential environmental liabilities, though we do not believe they are material. See "Business—Environmental Matters." Environmental laws have changed rapidly in recent years, and we may be subject to more stringent environmental laws in the future. If more stringent environmental laws are enacted, these future laws could have a material adverse effect on our results of operations.

  The interests of our controlling equityholders could conflict with those of the holders of the notes.

        We are a wholly owned subsidiary of NSP Holdings. Equityholders of NSP Holdings that individually hold greater than 5% of a class of its voting securities, taken as a group, hold a total of 79.9% of its outstanding voting equity. See "Principal Equityholders." Pursuant to NSP Holdings' Amended and Restated Limited Liability Company Agreement, as amended, Argosy-Safety Products L.P. has the right to appoint three of the possible six members of Holdings' board of managers. These appointees have the authority to make decisions affecting our capital structure, including the issuance of additional indebtedness and the making of distributions. Argosy-Safety Products L.P.'s limited partners include individuals who are employees of CIBC.

        NSP Holdings' Amended and Restated Limited Liability Company Agreement may be amended by the vote of the holders of the majority of its voting equity, so long as the amendment is also approved by John Hancock Life Insurance Company and Hancock Mezzanine Partners L.P., on the one hand, and Argosy, CIBC and CIBC's affiliates, on the other hand. Therefore, these entities, acting together, have sufficient voting power to amend NSP Holdings' Amended and Restated Limited Liability Company Agreement.

        Entities associated with some of our principal equityholders are lenders under our senior credit facilities. These entities may lend to us on a senior basis in the future. NSP Holdings' principal equityholders may pursue transactions that could enhance their investments while involving risks to your interests. The interests of these entities could conflict with the interests of the holders of the notes.

 FORWARD-LOOKING STATEMENTS

        We make "forward-looking statements" throughout this prospectus. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we "believe," "expect" or "anticipate" will occur, and other similar statements), you must remember that our expectations may not be correct, even though we believe they are reasonable. We do not guarantee that the transactions and events described in this prospectus will happen as described (or that they will happen at all). You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update these forward-looking statements, even though our situation will change in the future.

        Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, including:

  •
  our high degree of leverage and significant debt service obligations;

  •
  the impact of current and future laws and governmental regulations affecting us or our product offerings;

  •
  the impact of governmental spending;

  •
  our ability to retain existing customers, maintain key supplier status with those customers with which we have achieved such status and obtain new customers;

  •
  the highly competitive nature of the personal protection equipment industry;

  •
  any future changes in management;

  •
  acceptance by consumers of new products we develop or acquire;

  •
  the importance and costs of product innovation;

  •
  unforeseen problems associated with international sales, including gains and losses from foreign currency exchange and restrictions on the efficient repatriation of earnings;

  •
  the unpredictability of patent protection and other intellectual property issues;

  •
  cancellation of current orders;

  •
  the outcome of pending product liability claims and the availability of indemnification for those claims;

  •
  general risks associated with the personal protection equipment industry; and

  •
  the successful integration of acquired companies on economically acceptable terms.

USE OF PROCEEDS

        This exchange offer is intended to satisfy certain of our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes contemplated in this prospectus, we will receive outstanding notes in like principal amount, the form and terms of which are the same as the form and terms of the exchange notes, except as otherwise described in this prospectus.

        We used the proceeds from the issuance of the outstanding notes of approximately $151.5 million as follows (in millions):

Sources:
9 7/8% Senior Subordinated Notes due 2011	$151.5

Total sources	$151.5

Uses:
Repayment of then existing senior subordinated notes (1)	$100.4
Repayment of the term loan (2)	30.2
Repurchase of securities (3)	6.8
Fees and expenses	6.6
Repayment of KCL junior subordinated notes	5.1
Cash on hand	2.4

Total uses	$151.5

(1)
Included a call premium of $2.9 million that was owed upon prepayment of the then existing senior subordinated notes and accrued interest of $2.5 million.

(2)
Included accrued interest and fees of approximately $0.2 million.

(3)
Included purchase of warrants for $5.2 million from holders of our then existing senior subordinated notes and purchase of preferred units of NSP Holdings from certain members of management in the amount of $1.6 million. See "Certain Relationships and Related Transactions—Issuance of Senior Subordinated Notes and Warrants" and "—Repurchase of Preferred Units of NSP Holdings."

        Our then existing senior subordinated notes bore interest at a rate of 13.0% per annum and had a maturity date of August 17, 2005. As of September 27, 2003, our term loan bore interest at a weighted average rate of 5.5% per annum. The term loan was scheduled to be repaid in 24 consecutive quarterly installments beginning June 30, 2003. Borrowings under the term loan were used to refinance existing senior debt and for general corporate purposes, including working capital and capital expenditures. See "Description of Other Obligations—Senior Credit Facility." Our then existing KCL junior subordinated notes bore interest at a rate of 6.66% per annum and had a maturity date of January 30, 2004. The KCL junior subordinated notes were used to finance the acquisition of KCL.

CAPITALIZATION

        The following table sets forth our unaudited cash and cash equivalents and capitalization as of September 27, 2003. You should read this table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. See "Use of Proceeds," "Selected Historical Financial and Other Data," "Unaudited Pro Forma Consolidated Financial Data," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

As of September 27, 2003
(dollars in thousands)
Cash and cash equivalents	$9,055

Long-term debt:
Senior credit facilities
Revolving credit facilities (1)	$—
Term loan	99,675
Other senior debt and capitalized leases (2)	3,964

Total senior debt	103,639
Outstanding notes	151,476
Other subordinated debt (3)	5,364

Total subordinated debt	156,840

Total debt	260,479
Member's equity	36,645

Total capitalization	$297,124

(1)
Our senior credit facility includes a United States revolving credit facility, which provides for $30.0 million of borrowings, and a Canadian revolving credit facility, which provides for C$10.0 million of borrowings. In addition, our European subsidiaries have €4.1 million of revolving credit facilities.

(2)
Other senior debt and capitalized leases consists of: (a) a $0.8 million seller note issued to Norcross Footwear, Inc., (b) two seller notes in an aggregate amount of $1.1 million issued by North Safety Products Europe B.V. to the former owners of Arbin, which are secured by that company's accounts receivable and a portion of its fixed assets, (c) indebtedness assumed in the KCL acquisition of $1.7 million and (d) capitalized lease obligations in the amount of $0.4 million. Amounts outstanding under the Arbin seller notes and KCL debt have been translated into United States dollars using a rate of $1.15=€1.00. See "Description of Other Obligations—Other Debt Obligations."

(3)
Other subordinated debt includes (a) a $1.2 million subordinated seller note to the former owners of Morning Pride; (b) a $0.4 million subordinated seller note to the former owners of Pro-Warrington; (c) a $2.0 million subordinated seller note to the former owners of The Muck Boot Company ("Muck Boot"); and (d) a $1.8 million subordinated seller note to the former owners of Arbin. Amounts outstanding under the Arbin subordinated seller note have been translated into United States dollars using a rate of $1.15=€1.00. See "Description of Other Obligations—Other Debt Obligations."

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

        Set forth below is unaudited pro forma consolidated financial data for NSP. The unaudited pro forma consolidated statements of operations for the year ended December 31, 2002 gives pro forma effect to (1) the issuance of the outstanding notes and the application of the net proceeds from that offering as described under "Use of Proceeds," (2) the acquisition of Arbin on December 20, 2002, and (3) the acquisition of KCL on July 29, 2003 as if these transactions had occurred on January 1, 2002. The unaudited pro forma consolidated statement of operations for the nine months ended September 27, 2003 gives pro forma effect to (1) the issuance of the outstanding notes and the application of the net proceeds from that offering, as described under "Use of Proceeds" and (2) the acquisition of KCL on July 29, 2003 as if these transactions had occurred on January 1, 2002.

        The unaudited pro forma consolidated statement of operations for the year ended December 31, 2002 has been derived from combining the historical statement of operations data for each of NSP, Arbin and KCL, and applying the pro forma adjustments described in the accompanying notes. The unaudited pro forma consolidated statement of operations for the nine months ended September 27, 2003 has been derived from combining the historical statement of operations data for each of NSP and KCL and applying the pro forma adjustments described in the accompanying notes. The pro forma consolidated statements of operations are not necessarily indicative of the operating results that would have been achieved had the acquisitions been consummated at the beginning of the periods presented and should not be construed as representative of future operations.

        We are obligated to make contingent consideration payments, which are subject to Arbin achieving certain operating targets, as defined, on an annual basis through December 31, 2008. Additionally, the sellers of KCL are eligible to receive royalty payments of up to €0.3 million per year over the next three years, based upon the achievement of certain cumulative sales targets. These potential payments will be recorded as additional purchase price and would have had no effect on the pro forma statements of operations.

        We have converted the Arbin and KCL statements of operations from Euros to U.S. dollars based on the average exchange rates. For the year ended December 31, 2002, €1.00 was equivalent to $0.94. For the nine months ended September 27, 2003, €1.00 was equivalent to $1.11.

        You should read the following unaudited pro forma consolidated financial data in conjunction with our audited and unaudited consolidated historical financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 27, 2003

(dollars in thousands)

	NSP	KCL	Adjustments		Pro Forma
Statement of Operations Data:
Net sales	$269,834	$16,822	$—		$286,656
Cost of goods sold	172,505	11,047	137	(1)	183,689

Gross profit	97,329	5,775	(137)		102,967
Operating expenses:
Selling	26,944	1,782	—		28,726
Distribution	12,796	845	—		13,641
General and administrative	25,817	1,456	—		27,273
Amortization of intangibles	2,427	—	164	(2)	2,591

Total operating expenses	67,984	4,083	164		72,231

Income from operations	29,345	1,692	(301)		30,736
Other expense (income):
Interest expense	27,609	71	10,003 (9,149 (1,149 —	(3) )(4) )(5) (6)	27,385
Interest income	(92)	(9)	—		(101)
Other, net	40	(339)	—		(299)

Income before income taxes and minority interest	1,788	1,969	(6)		3,751
Income tax expense (benefit)	1,972	769	(162	)(7)	2,579
Minority interest	(1)	13	—		12

Net (loss) income	$(183)	$1,187	$156		$1,160

See accompanying notes to the unaudited pro forma consolidated financial information.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

(dollars in thousands)

	NSP	Arbin	KCL	Adjustments		Pro Forma
Statement of Operations Data:
Net sales	$323,509	$5,431	$21,902	—		$350,842
Cost of goods sold	206,167	3,516	14,761	77	(1)	224,521

Gross profit	117,342	1,915	7,141	(77)		126,321
Operating expenses:
Selling	30,440	399	2,146	—		32,985
Distribution	14,665	183	1,202	—		16,050
General and administrative	30,504	860	2,112	—		33,476
Amortization of intangibles	3,239	—	—	185	(2)	3,424
Restructuring and merger-related charges	9,269	—	—	—		9,269
Zimbabwe subsidiary impairment charge	2,785	—	—	—		2,785

Total operating expenses	90,902	1,442	5,460	185		97,989

Income from operations	26,440	473	1,681	(262)		28,332
Other expense (income):
Interest expense	23,292	73	118	$15,974 (14,500 (2,039 65	(3) )(4) )(5) (6)	22,983
Interest income	(122)	—	(17)	—		(139)
Other, net	(329)	—	(126)	—		(455)

Income before income taxes and minority interest	3,599	400	1,706	238		5,943
Income tax expense (benefit)	7,795	—	728	(236	)(7)	8,287
Minority interest	—	—	2	—		2

Net (loss) income	$(4,196)	$400	976	$474		$(2,346)

See accompanying notes to the unaudited pro forma consolidated financial information.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
(dollars in thousands)

(1)
Represents increase in depreciation expense related to KCL purchase price allocation.

(2)
Represents increase in amortization of intangibles related to the allocation of KCL purchase price to customer relationships.

(3)
Represents increase in interest expense to reflect the issuance of the notes as follows:

	Nine Months Ended September 27, 2003	Year Ended December 31, 2002
Increase in cash interest expense	$9,328	$15,059
Increase in amortization of original issue discount	56	90
Increase in amortization of deferred financing fees	619	825

	$10,003	$15,974

(4)
Represents reduction in interest expense due to repurchase of existing senior subordinated notes as follows:

	Nine Months Ended September 27, 2003	Year Ended December 31, 2002
Reduction of cash interest expense	$(7,650)	$(12,350)
Reduction of amortization of original issue discount	(629)	(1,016)
Reduction of amortization of deferred financing fees	(870)	(1,134)

	$(9,149)	$(14,500)

(5)
Represents reduction in interest expense due to repayment of $30,000 of the term loan as follows:

	Nine Months Ended September 27, 2003	Year Ended December 31, 2002
Reduction of cash interest expense	$(1,037)	$(1,868)
Reduction of amortization of deferred financing fees	(112)	(171)

	$(1,149)	$(2,039)

(6)
Represents net increase in interest expense for Arbin subordinated seller notes of zero dollars for the nine months ended September 27, 2003 and $65 for the year ended December 31, 2002.

(7)
Represents reduction of KCL income tax expense related to €11,920 intercompany note established at acquisition.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

        The following table presents selected historical consolidated statements of operations, balance sheet and other data for the periods presented and should only be read in conjunction with our audited and unaudited consolidated financial statements and the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus. The historical financial data for each of the three years in the period ended December 31, 2002, have been derived from our historical consolidated financial statements audited by Ernst & Young LLP included elsewhere in this prospectus. The historical financial data for the two years ended December 31, 1999 have been derived from our historical audited consolidated financial statements, which are not included in this prospectus. The historical financial data as of September 27, 2003 and for the nine-month periods ended September 28, 2002 and September 27, 2003 have been derived from our historical unaudited financial statements included elsewhere in this prospectus, which, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation. Results of operations for an interim period are not necessarily indicative of results for a full year.

							Nine Months Ended
	Year Ended December 31,
							Sept. 28, 2002		Sept. 27, 2003
	1998	1999	2000	2001	2002
	(dollars in thousands)
Statement of Operations Data:
Net sales	$96,498	$252,242	$313,053	$317,950	$323,509		$239,586		$269,834
Cost of goods sold	63,661	168,923	206,022	205,278	206,167		154,172		172,505

Gross profit	32,837	83,319	107,031	112,672	117,342		85,414		97,329
Operating expenses:
Selling	12,955	25,557	31,496	30,876	30,440		22,974		26,944
Distribution	3,136	10,034	14,359	15,032	14,665		10,825		12,796
General and administrative	7,249	24,970	26,301	27,875	30,504		21,765		25,817
Amortization of goodwill and other intangibles	3,010	11,300	11,810	10,902	3,239		2,427		2,427
Restructuring and merger-related charges	—	—	3,488	1,683	9,269		—		—
Zimbabwe subsidiary impairment charge	—	—	—	—	2,785		2,785		—

Total operating expenses	26,350	71,861	87,454	86,368	90,902		60,776		67,984

Income from operations	6,487	11,458	19,577	26,304	26,440		24,638		29,345
Other expense (income):
Interest expense	15,867	24,530	32,280	27,611	23,292		17,501		27,609
Interest income	(143)	(1,551)	(754)	(318)	(122)		(99)		(92)
Other, net	(63)	(56)	583	366	(329)		(27)		40

(Loss) income before income taxes and minority interest	(9,174)	(11,465)	(12,532)	(1,355)	3,599		7,263		1,788
Income tax (benefit) expense	(147)	(1,302)	1,722	2,301	7,795		2,440		1,972
Minority interest	31	297	422	435	—		—		(1)

Net (loss) income	$(9,058)	$(10,460)	$(14,676)	$(4,091)	$(4,196)		$4,823		$(183)

Other Financial Data and Ratios:
EBITDA (1)	$11,952	$30,264	$39,504	$45,298	$45,386		$33,997		$39,389
Adjusted EBITDA (1)	11,952	30,264	39,504	45,298	48,171		36,782		39,389
Depreciation and amortization	5,433	19,047	20,932	19,795	18,617		9,332		10,083
Capital expenditures	3,406	9,779	5,590	6,933	7,197		5,129		4,571
Net cash (used in) provided by operating activities	(8,724)	(2,430)	(3,267)	16,696	22,575		10,965		2,367
Net cash (used in) provided by investing activities	(221,196)	5,678	(33,524)	(1,769)	(17,728)		(8,529)		(22,899)
Net cash provided by (used in) financing activities	233,630	(4,600)	39,420	(12,937)	(6,164)		(2,812)		24,633
Ratio of earnings to fixed charges (2)	—	—	—	—	1.1	x	1.4	x	1.1	x
Balance Sheet Data (at period end):
Cash and cash equivalents	$3,332	$1,472	$813	$1,769	$1,762		$2,171		$9,055
Working capital	51,460	51,451	80,108	80,242	25,101		85,885		98,674
Long-term obligations	214,604	211,402	236,661	225,441	217,337		223,389		260,479
Total assets	322,005	309,950	359,213	320,395	314,071		329,064		376,493
Total member's equity	59,582	48,572	62,972	38,659	29,521		44,594		36,645

(1)
"EBITDA" is net income plus interest, taxes, depreciation and amortization. "Adjusted EBITDA" is defined as EBITDA further adjusted to exclude a non-cash impairment charge taken with regard to our subsidiary located in Zimbabwe. EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to net income or cash flow from operations, as determined by GAAP, and our calculations thereof may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA are included in this prospectus because they are a basis upon which we assess our liquidity position and because we believe that they present useful information to investors regarding a company's ability to service and/or incur indebtedness. This belief is based on our negotiations with our lenders who have indicated that the amount of indebtedness we will be permitted to incur will be based, in part, on measures similar to our EBITDA and our Adjusted EBITDA. EBITDA and Adjusted EBITDA do not take into account our working capital requirements, debt service requirements and other commitments and, accordingly, are not necessarily indicative of amounts that may be available for discretionary use.

  The following table reconciles Adjusted EBITDA with EBITDA and net income for the periods indicated:

						Nine Months Ended
	Year Ended December 31,
						Sept. 28, 2002	Sept. 27, 2003
	1998	1999	2000	2001	2002
	(dollars in thousands)
Adjusted EBITDA(a)	$11,952	$30,264	$39,504	$45,298	$48,171	$36,782	$39,389
Subtract:
Zimbabwe subsidiary impairment charge(b)	—	—	—	—	(2,785)	(2,785)	—

EBITDA	11,952	30,264	39,504	45,298	45,386	33,997	39,389
Add (subtract):
Interest expense, net	(15,724)	(22,979)	(31,526)	(27,293)	(23,170)	(17,402)	(27,517)
Income tax benefit (expense)	147	1,302	(1,722)	(2,301)	(7,795)	(2,440)	(1,972)
Depreciation and amortization expense(c)	(5,433)	(19,047)	(20,932)	(19,795)	(18,617)	(9,332)	(10,083)

Net (loss) income	(9,058)	(10,460)	(14,676)	(4,091)	(4,196)	4,823	(183)
Add (subtract):
Depreciation and amortization expense	5,433	19,047	20,932	19,795	18,617	9,332	10,083
Amortization of deferred financing costs	280	954	1,763	1,867	2,024	1,517	1,749
Amortization of original issue discount	—	—	858	1,014	1,016	762	641
Deferred income taxes	(484)	(2,461)	(230)	—	5,716	(19)	143
Minority interest	31	297	422	370	—	—	(1)
Write-off of deferred financing costs	6,773	—	2,552	—	—	—	7,284
Zimbabwe subsidiary impairment charge(b)	—	—	—	—	2,072	2,072	—
Changes in operating assets and liabilities	(11,699)	(9,807)	(14,888)	(2,259)	(2,674)	(7,522)	(17,349)

Net cash (used in) provided by operating activities	$(8,724)	$(2,430)	$(3,267)	$16,696	$22,575	$10,965	$2,367

  (a)
  In addition to the non-cash charges excluded in calculating adjusted EBITDA, we incurred restructuring and merger-related charges of $3.5 million, $1.7 million and $3.0 million for the years ended December 31, 2000, 2001 and 2002, respectively.

  (b)
  Due to adverse political and economic conditions in Zimbabwe, we no longer consolidate the operations and financial position of this subsidiary in our financial statements. We recorded a non-cash impairment charge of $2.8 million, equivalent to our net investment, with regard to the deconsolidation of our Zimbabwe subsidiary for the year ended December 31, 2002 and the nine months ended September 28, 2002.

  (c)
  Depreciation expense for the year ended December 31, 2002 includes $6.3 million of non-cash charges relating to accelerated depreciation in connection with the write-off of long-lived assets.

(2)
In calculating the ratio of earnings to fixed charges, earnings consist of (loss) income before income taxes and minority interest plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing fees and original issue discount, and the portion of rental expense deemed attributable to interest. For the years ended December 31, 1998, 1999, 2000 and 2001, our earnings were insufficient to cover our fixed charges by $9,174, $11,465, $12,532 and $1,355, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with the "Selected Historical Financial and Other Data" and our financial statements and related notes included elsewhere in this prospectus. Some of the statements set forth below and elsewhere in this prospectus include forward-looking statements that involve risks and uncertainties.

Overview

        We are a leading designer, manufacturer and marketer of branded products in the fragmented personal protection equipment industry. We manufacture and market a full line of personal protection equipment for workers in the general industrial, fire service and utility/high voltage industries. We sell our products under trusted, long-standing and well-recognized brand names, including North, Morning Pride, Ranger, Servus, Pro-Warrington and Salisbury. Our broad product offering includes, among other things, respiratory protection, protective footwear, hand protection, bunker gear and linemen equipment.

        We classify our diverse product offerings into three primary operating segments:

  General Industrial.    We offer a diverse portfolio of leading products for a wide variety of industries, including manufacturing, agriculture, automotive, food processing and pharmaceutical industries and the military, under the North, Ranger and Servus brand names. Our product offering is one of the broadest in the personal protection equipment industry and includes respiratory protection, protective footwear, hand protection, eye, head and face protection, first aid, hearing protection and fall protection. We sell our general industrial products primarily through industrial distributors.

  Fire Service.    We manufacture and market one of the broadest lines of personal protection equipment for the fire service segment, offering firefighters head-to-toe protection. Our products include bunker gear, fireboots, helmets, gloves and other accessories. We market our products under our Total Fire Group umbrella, using the brand names of Morning Pride, Ranger, Servus and Pro-Warrington. We are the vendor of choice for many of the largest fire departments in North America, including those of New York City, Chicago and Toronto. We sell our fire service products primarily through specialized fire service distributors.

  Utility/High Voltage.    We manufacture and market one of the broadest lines of personal protection equipment for the utility/high voltage service segment under the Salisbury and Servus brands. Our products, including linemen equipment, gloves, sleeves and footwear, are designed to protect workers from up to 40,000 volts of electricity. All of our products either meet or exceed the applicable standards of ANSI and ASTM. We distribute our utility/high voltage products through specialized distributors and direct to utilities and electrical contractors.

Acquisition History

        We have made several acquisitions since January 1, 2000. See "Business—Company History." Results of operations for these companies are included from the date of acquisition. As a result, comparability of periods has been affected by these acquisitions. As of January 1, 2000, we acquired the stock of Arkon Safety Equipment Inc. ("Arkon") for $35.9 million, comprised of $32.1 million in cash and $3.8 million in a subordinated seller note from NSP Holdings. In addition, we agreed to pay the sellers of Arkon up to C$5.0 million over the course of the four years following the sale based upon the achievement of specified EBITDA targets. These EBITDA targets were achieved in 2000 and partially achieved in 2001 and payments of C$1.3 million and C$0.5 million were made pursuant to this arrangement. The EBITDA targets were not achieved in 2002.

        In June 2000, we also acquired the stock of Safety 4 for $2.1 million, comprised of $1.3 million of cash and a $0.8 million subordinated seller note.

        In January 2002, we acquired the assets of Muck Boot for $3.3 million, comprised of $1.3 million of cash and a $2.0 million subordinated seller note. We are also obligated to make royalty payments to the sellers of Muck Boot until December 31, 2006 based upon the achievement of specified net sales targets. These payments amount to 3.5% to 7% of net sales. We made royalty payments of $0.2 million for the year ended December 31, 2002.

        In December 2002, we acquired the stock of Arbin for €6.3 million, comprised of €3.8 million of cash and €2.5 million of senior and subordinated seller notes. In addition, we are also obligated to make royalty payments to the sellers of Arbin until December 31, 2008 in amounts ranging from 3% to 8% of net sales achieved by Arbin in excess of €5.3 million per year.

        In July 2003, we acquired the stock of KCL for $19.0 million, including the assumption of $0.2 million of KCL's net indebtedness. The sellers of KCL will also be eligible to receive royalty payments of up to €0.2 million per year over the next three years based upon the achievement of certain cumulative net sales targets.

Restructuring Plans

        We have formulated and implemented restructuring plans over the last three years to further integrate acquisitions, consolidate operating activities and improve manufacturing operations. For the years ended December 31, 2000, 2001 and 2002 we incurred restructuring and merger related charges of $3.5 million, $1.7 million, and $9.3 million, respectively. The majority of the restructuring and merger-related charges were incurred in the general industrial segment.

        In 2000, we formulated a plan to integrate Arkon, which we acquired in January 2000, into our existing operations. The restructuring plan included personnel reductions; closing Arkon's distribution facility located in North Carolina and consolidating activities into our existing U.S. facilities; closing our existing manufacturing facility in Toronto, Canada and combining operations in Arkon's existing Canadian manufacturing facilities; and closing our U.K. manufacturing and distribution facility and moving distribution functions to Arkon's existing European facility in the Netherlands and manufacturing activities to China. We incurred restructuring and merger-related charges of $3.5 million comprised of $0.9 million of severance costs, $1.0 million of facility closure and other exit costs, $0.8 million of asset impairments, and $0.8 million of moving and set-up costs in China. The plan was successfully completed in 2000.

        In 2001, we implemented and completed a restructuring plan to further integrate our existing North American sales and marketing functions with Arkon's by eliminating 36 sales and administrative personnel. In connection with the plan, we incurred restructuring and merger-related charges of $1.7 million, comprised of $1.2 million of severance costs and $0.5 million for facility closure and other exit costs. The restructuring plan was completed in 2001. As of September 27, 2003, the Company is not expecting additional charges to earnings related to the restructuring. Total future cash payments related to the restructuring are estimated at $0.1 million.

        During 2002, we initiated a restructuring plan to exit the medical products business located in Cranston, Rhode Island and close certain hand protection product plants located in Tijuana, Mexico, Tallmadge, Ohio and Charleston, South Carolina and move production to China. We decided to exit the medical products business at that time, because our medical products business primarily served one customer, who decided to manufacture the product in-house. We closed our hand protection plant to increase profitability of certain low margin product lines. We incurred restructuring and merger related charges associated with the plan of $9.3 million, comprised of a $6.3 million non-cash expense relating to accelerated depreciation charges on long-lived assets to be abandoned; $1.3 million in severance costs; $1.7 million in facility closure and other exit costs. The exit of the medical products business was completed in 2002. The shut-down of the Tallmadge, Ohio facility was completed in 2003 and we expect to successfully complete the closure of the Charleston, South Carolina and Tijuana, Mexico plants in early 2004. As of September 27, 2003, the Company is not expecting additional charges to earnings related to the restructuring. Total future cash payments related to the restructuring are estimated at $1.4 million.

Critical Accounting Policies

        Certain of our accounting policies as discussed below require the application of significant judgment by management in selecting the appropriate estimates and assumptions for calculating amounts to record in our financial statements. Actual results could differ from those estimates and assumptions, impacting our reported results of operations and financial position. However, we do not believe the differences between the actual amounts and our estimates will be material to our financial statements. Our significant accounting policies are more fully described in the notes to our audited financial statements included elsewhere in this prospectus. Certain accounting policies, however, are considered to be critical in that they are most important to the depiction of our financial condition and results of operations and their application requires management's most subjective judgment in making estimates about the effect of matters that are inherently uncertain.

        Allowance for Doubtful Accounts.    We evaluate the collectibility of our trade receivables based on a combination of factors. We regularly analyze our significant customer accounts and, when we become aware of a specific customer's inability to meet its financial obligations to us, we record a specific reserve for bad debt to reduce the related receivable to the amount we reasonably believe is collectible. We also record allowances for all other customers based on a variety of factors including the length of time the receivables are past due, the financial health of the customer, macroeconomic considerations and historical experience. If circumstances related to specific customers change, our estimates of the recoverability of receivables could be further adjusted.

        Inventory.    We perform a detailed assessment of inventory which includes a review of, among other factors, demand requirements, product life cycle and development plans, component cost trends, product pricing and quality issues. Based on this analysis, we record adjustments to inventory for excess, obsolescence or impairment when appropriate to reflect inventory at net realizable value. Revisions to our inventory adjustments may be required if actual demand, component costs or product life cycles differ from our estimates.

        Goodwill and Other Intangibles.    Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market value of the assets purchased and liabilities assumed. We have accounted for our acquisitions using the purchase method of accounting. Values were assigned to goodwill and intangible assets based on third-party independent valuations, as well as management's forecasts and projections.

        Goodwill was being amortized on a straight-line basis over the estimated remaining economic life, ranging from 15 to 20 years through December 31, 2001. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), which became effective for us on January 1, 2002. This statement affects our treatment of goodwill and other intangible assets. The statement requires that goodwill existing at the date of adoption be reviewed for possible impairment and that impairment tests be periodically repeated, with impaired assets written down to fair value. Additionally, existing goodwill and intangible assets must be assessed and classified within the statement's criteria. Intangible assets with finite useful lives will continue to be amortized over those periods. Amortization of goodwill and intangible assets with indeterminable lives will cease.

        We completed the first step of the transitional goodwill impairment test based on the amount of goodwill as of the beginning of fiscal year 2002, as required by SFAS No. 142. We determined the fair value of each of the reporting units by benchmarking trading and acquisition multiples of comparable personal protection equipment companies. This analysis is based upon comparable companies as determined by management and data from sources of publicly available information available at the time of preparation. In making these projections, the Company considered the markets it was addressing, the competitive environment and its advantages. In addition, the Company performed a macro assessment of the overall likelihood that it would achieve the multiple selected for valuation and performed sensitivity analysis under different multiple assumptions. Based on the results of the first step of the transitional goodwill impairment test, we determined that the fair value of each of the reporting units exceeded their carrying amounts and, therefore, no goodwill impairment existed as of January 1, 2002. As a result, the second step of the transitional goodwill impairment test was not required to be completed. We performed a goodwill impairment test on the amount of goodwill during the fiscal fourth quarter 2002, as required by SFAS No. 142 on an annual basis. Based on the results of the first step of the annual goodwill impairment test, we determined that the fair value of each of the reporting units exceeded their carrying amounts and, therefore, no goodwill impairment existed. As a result, the second step of the annual goodwill impairment test was not required to be completed. We will continue to perform a goodwill impairment test on an annual basis and on an interim basis, if certain conditions exist.

        Long-Lived Assets.    We evaluate our long-lived assets on an ongoing basis. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted cash flows expected to be generated by the asset. If the asset is determined to be impaired, the impairment recognized is measured by the amount by which the carrying value of the asset exceeds its fair value.

        Other Contingencies.    In the ordinary course of business, we are involved in legal proceedings involving contractual and employment relationships, product liability claims, trademark rights and a variety of other matters. We record contingent liabilities resulting from claims against us when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. We disclose contingent liabilities when there is a reasonable possibility that the ultimate loss will exceed the recorded liability. Estimating probable losses requires analysis of multiple factors, in some cases including judgments about the potential actions of third party claimants and courts. Therefore, actual losses in any future period are inherently uncertain. Currently, we do not believe that any of our pending legal proceedings or claims will have a material impact on our financial position or results of operations. However, if actual or estimated probable future losses exceed our recorded liability for such claims, we would record additional charges as other expense during the period in which the actual loss or change in estimate occurred.

Results of Operations

        The following tables set forth our results of operations in dollars and as a percentage of net sales for the fiscal years ended December 31, 2000, 2001 and 2002 and for the nine months ended September 28, 2002 and September 27, 2003. The data for each of the three years in the period ended December 31, 2002 have been derived from our audited historical consolidated financial statements and the data for the nine months ended September 28, 2002 and September 27, 2003 have been derived from our historical unaudited financial statements.

				Nine Months Ended
	Year Ended December 31,
				September 28, 2002	September 27, 2003
	2000	2001	2002
	(dollars in thousands)
Net sales:
General industrial	$227,072	$228,752	$223,727	$166,003	$186,674
Fire service	43,561	46,761	58,342	43,049	51,562
Utility/high voltage	42,420	42,437	41,440	30,534	31,598

Total net sales	313,053	317,950	323,509	239,586	269,834
Cost of goods sold	206,022	205,278	206,167	154,172	172,505

Gross profit	107,031	112,672	117,342	85,414	97,329
Operating expenses	87,454	86,368	90,902	60,776	67,984

Income from operations:
General industrial	7,089	11,668	8,995	12,290	15,465
Fire service	4,694	6,408	10,532	7,396	9,576
Utility/high voltage	11,040	11,440	10,424	7,397	6,899
Corporate	(3,246)	(3,212)	(3,511)	(2,445)	(2,595)

Total income from operations	19,577	26,304	26,440	24,638	29,345
Other expense (income):
Interest expense	32,280	27,611	23,292	17,501	27,609
Interest income	(754)	(318)	(122)	(99)	(92)
Other, net	583	366	(329)	(27)	40

(Loss) income before income taxes and minority interest	(12,532)	(1,355)	3,599	7,263	1,788
Income tax expense	1,722	2,301	7,795	2,440	1,972
Minority interest	422	435	—	—	(1)

Net (loss) income	$(14,676)	$(4,091)	$(4,196)	$4,823	$(183)

				Nine Months Ended
	Year Ended December 31,
				September 28, 2002	September 27, 2003
	2000	2001	2002
	(as a percentage of net sales)
Net sales:
General industrial	72.5%	71.9%	69.2%	69.3%	69.2%
Fire service	13.9%	14.7%	18.0%	18.0%	19.1%
Utility/high voltage	13.6%	13.4%	12.8%	12.7%	11.7%

Total net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	65.8%	64.6%	63.7%	64.3%	63.9%

Gross profit	34.2%	35.4%	36.3%	35.7%	36.1%
Operating expenses	27.9%	27.1%	28.1%	25.4%	25.2%

Income from operations:
General industrial	2.3%	3.7%	2.8%	5.1%	5.7%
Fire service	1.5%	2.0%	3.3%	3.1%	3.5%
Utility/high voltage	3.5%	3.6%	3.2%	3.1%	2.7%
Corporate	(1.0)%	(1.0)%	(1.1)%	(1.0)%	(1.0)%

Total income from operations	6.3%	8.3%	8.2%	10.3%	10.9%
Other expense (income):
Interest expense	10.3%	8.7%	7.2%	7.3%	10.2%
Interest income	(0.2)%	(0.1)%	0.0%	0.0%	0.0%
Other, net	0.2%	0.1%	0.0%	0.0%	0.0%

(Loss) income before income taxes and minority interest	(4.0)%	(0.4)%	1.0%	3.0%	0.7%
Income tax expense	0.6%	0.7%	2.3%	1.0%	0.8%
Minority interest	0.1%	0.2%	—	0.0%	0.0%

Net (loss) income	(4.7)%	(1.3)%	(1.3)%	2.0%	(0.1)%

Nine Months Ended September 27, 2003 as Compared to Nine Months Ended September 28, 2002

        Net sales.    Net sales increased by $30.2 million, or 12.6%, from $239.6 million for the nine months ended September 28, 2002 to $269.8 million for the nine months ended September 27, 2003. The increase was primarily attributable to increases in net sales of our general industrial and fire service products. In our general industrial segment, net sales increased by $20.7 million, or 12.5%, from $166.0 million for the nine months ended September 28, 2002 to $186.7 million for the nine months ended September 27, 2003. This increase was primarily due to: increases in government footwear and hand protection contract shipments of $8.1 million, reflecting higher government orders; favorable Canadian and European exchange rates, which had an impact of $7.5 million; and the impact of the acquisitions of Arbin in December 2002 and KCL in July 2003, which contributed incremental net sales of $5.1 and $4.5 million, respectively. These increases were partially offset by a $4.5 million decline in net sales from our medical products business, which was closed at the end of 2002. In our fire service segment, net sales increased by $8.5 million, or 19.8%, from $43.1 million for the nine months ended September 28, 2002 to $51.6 million for the nine months ended September 27, 2003 reflecting strong market demand in part due to comprehensive marketing efforts. In our utility/high voltage segment, net sales increased by $1.0 million, or 3.5%, from $30.5 million for the nine months ended September 28, 2002 to $31.5 million for the nine months ended September 27, 2003 primarily driven by new product introductions of $0.9 million.

        Gross profit.    Gross profit increased by $11.9 million, or 14.0%, from $85.4 million for the nine months ended September 28, 2002 to $97.3 million for the nine months ended September 27, 2003, primarily due to the $30.2 million, or 12.6%, increase in net sales during this period. Our gross profit margin of 36.1% for the nine months ended September 27, 2003 was favorable to the 35.7% gross profit margin for the nine months ended September 28, 2002. In our general industrial segment, gross profit increased by $8.6 million, or 14.3%, from $59.8 million for the nine months ended September 28, 2002 to $68.4 million for the nine months ended September 27, 2003. This increase was primarily due to the impact of the acquisitions of Arbin and KCL, which contributed a combined $3.5 million of incremental gross profit, favorable Canadian and European exchange rates which had an impact of $2.4 million, and other net sales increases primarily from incremental government contract shipments, contributed $2.7 million. In our fire service segment, gross profit increased by $3.5 million, or 27.0%, from $12.9 million for the nine months ended September 28, 2002 to $16.4 million for the nine months ended September 27, 2003, primarily due to the $8.5 million, or 19.8% increase in net sales and additional fixed cost absorption from the increase in net sales volume. In our utility/high voltage segment, gross profit decreased by $0.2 million, or 1.0%, from $12.7 million for the nine months ended September 28, 2002 to $12.5 million for the nine months ended September 27, 2003, primarily due to a $1.0 million decrease in net sales of linemen gloves and sleeves, which carry an inherently higher gross margin and higher overall manufacturing costs.

        Operating expenses.    Operating expenses increased by $7.2 million, or 11.9%, from $60.8 million for the nine months ended September 28, 2002 to $68.0 million for the nine months ended September 27, 2003. In our general industrial segment, operating expenses increased by $5.4 million, or 11.3%, from $47.5 million for the nine months ended September 28, 2002 to $52.9 million for the nine months ended September 27, 2003. Operating expenses for the nine months ended September 28, 2002 include a $2.8 million non-cash charge related to the deconsolidation of our Zimbabwe subsidiary. Excluding this charge, operating expenses increased $8.2 million due to: incremental Arbin and KCL operating expenses of $2.7 million; favorable Canadian and European exchange rates, which had an impact of $1.8 million; incremental pension expense of $1.1 million, resulting from revised actuarial estimates received during the quarter; and higher selling and distribution expenses of $2.6 million, primarily due to the higher net sales volume. The incremental pension expense will total approximately $1.4 million for the year ending December 31, 2003. In addition, included in operating expenses in the general industrial segment were amortization of intangibles of $2.4 million for both the nine months ended September 28, 2002 and the nine months ended September 27, 2003. In our fire service segment, operating expenses increased $1.3 million, or 23.8%, from $5.5 million for the nine months ended September 28, 2002 to $6.8 million for the nine months ended September 27, 2003, primarily due to additional payroll and variable selling expenses associated with the $8.5 million, or 19.8%, increase in net sales. In our utility/high voltage segment, operating expenses increased by $0.4 million, or 7.0%, from $5.3 million for the nine months ended September 28, 2002 to $5.7 million for the nine months ended September 27, 2003, primarily due to high general and administrative payroll expenses. Our corporate expense increased $0.1 million, or 6.1%, primarily due to higher payroll expenses.

        Income from operations.    Income from operations increased by $4.7 million, or 19.1%, from $24.6 million for the nine months ended September 28, 2002 to $29.3 million for the nine months ended September 27, 2003. The increase is primarily attributable to the increase in income from operations in our fire service and general industrial segments, which offset a decline in income from operations in our utility/high voltage segment. As a percentage of net sales, income from operations increased from 10.3% for the nine months ended September 28, 2002 to 10.9% for the nine months ended September 27, 2003. In our general industrial segment, income from operations increased by $3.2 million, or 25.8%, from $12.3 million for the nine months ended September 28, 2002 to $15.5 million for the nine months ended September 27, 2003, primarily due to higher net sales of $20.7 million, or 12.5%, which was partially offset by the $1.1 million of additional pension expense previously discussed. In our fire service segment, income from operations increased by $2.2 million, or 29.5%, from $7.4 million for the nine months ended September 28, 2002 to $9.6 million for the nine months ended September 27, 2003, primarily due to the $8.5 million, or 19.8%, increase in net sales. In our utility/high voltage segment, income from operations decreased by $0.5 million, or 6.7%, from $7.4 million for the nine months ended September 28, 2002 to $6.9 million for the nine months ended September 27, 2003, primarily due to unfavorable product mix related to the $1.0 million decrease in net sales of linemen gloves and sleeves and higher manufacturing expenses. Our corporate expenses increased $0.1 million, or 6.1%, primarily due to higher payroll costs.

        Included in income from operations for the nine months ended September 27, 2003 and September 28, 2002 were depreciation and amortization expenses of $10.1 million and $9.3 million, respectively. Of these amounts, $8.4 million, $0.3 million, $0.9 million and $0.5 million were attributable to the general industrial, fire service, utility/high voltage segments and corporate, respectively, for the nine months ended September 27, 2003 and $7.7 million, $0.2 million, $0.9 million and $0.5 million were attributable to these segments and corporate for the nine months ended September 28, 2002.

        Interest expense.    Interest expense increased by $10.1 million, or 57.8%, from $17.5 million for the nine months ended September 28, 2002 to $27.6 million for the nine months ended September 27, 2003. $10.2 million of this increase is attributable to the $5.2 million write-off of deferred financing fees, the $2.1 million write-off of original issue discount and the $2.9 million prepayment penalty associated with the senior credit facility and senior subordinated debt financings. Interest expense incurred by the Company and the subsidiary guarantors totaled $17.3 million for the nine months ended September 28, 2002 and $27.4 million for the nine months ended September 27, 2003.

        Other, net.    Other, net remained constant for the nine months ended September 27, 2003 and the nine months ended September 28, 2002.

        Income tax expense.    Income tax expense decreased by $0.4 million, or 19.2%, from $2.4 million for the nine months ended September 28, 2002 to $2.0 million for the nine months ended September 27, 2003, as a result of lower income tax expense levels at foreign operations.

        Net income (loss).    Net income (loss) decreased by $5.0 million, or 103.8%, from $4.8 million for the nine months ended September 28, 2002 to $(0.2) million for the nine months ended September 27, 2003. This was the result of the reasons discussed above.

Year Ended December 31, 2002 as Compared to Year Ended December 31, 2001

        Net sales.    Net sales increased by $5.5 million, or 1.7%, from $318.0 million in 2001 to $323.5 million in 2002. The increase was attributable to an increase in net sales of our fire service products, offset by decreases in sales of our general industrial and utility/high voltage products. In our general industrial segment, net sales decreased by $5.1 million, or 2.2%, from $228.8 million in 2001 to $223.7 million in 2002. This decrease was due to the deconsolidation of our Zimbabwe operation in 2002, which contributed $6.5 million to net sales in 2001, decreases of U.S. respiratory product sales of $5.6 million as a result of higher U.S. distributor inventory levels at the end of 2001 which were associated with high purchasing levels in connection with the September 11, 2001 terrorist attacks and lower purchases primarily from U.S. distributors of $5.5 million reflecting soft economic conditions. This decrease was partially offset by the impact of our acquisition of Muck Boot, which contributed incremental net sales of $5.9 million, and increases in government contract shipments of footwear and hand protection products of $6.6 million, reflecting additional government orders. In our fire service segment, net sales increased by $11.5 million, or 24.8%, from $46.8 million in 2001 to $58.3 million in 2002, primarily due to a general market increase in spending by fire departments, in part due to an increase in federal grant activity, and incremental shipments under our contract with the city of Toronto of $2.7 million. In our utility/high voltage segment, net sales decreased by $1.0 million, or 2.3%, from $42.4 million in 2001 to $41.4 million in 2002 primarily as a result of a demand decline in the telecommunications sector reflecting weak economic conditions.

        Gross profit.    Gross profit increased by $4.6 million, or 4.1%, from $112.7 million in 2001 to $117.3 million in 2002, primarily due to the $5.5 million, or 1.7%, increase in net sales. Our gross profit margin was 36.3% in 2002 as compared to 35.4% in 2001. In our general industrial segment, gross profit increased by $0.2 million, or 0.3%, from $81.4 million in 2001 to $81.6 million in 2002, primarily due to the $2.3 million loss of gross profit from our Zimbabwe operations as a result of the deconsolidation, which was offset by an incremental Muck Boot contribution of $2.1 million and improved plant operating performance. In our fire service segment, gross profit increased by $4.9 million, or 36.8%, from $13.3 million in 2001 to $18.2 million in 2002, due to the $11.5 million or 24.8% increase in net sales and additional fixed cost absorption from the increase in net sales volume. In our utility/high voltage segment, gross profit decreased by $0.5 million, or 2.6%, from $18.0 million in 2001 to $17.5 million in 2002 as a result of the $1.0 million, or 2.3%, decrease in net sales.

        Operating expenses.    Operating expenses increased by $4.5 million, or 5.2%, from $86.4 million in 2001 to $90.9 million in 2002. In our general industrial segment, operating expenses increased by $2.9 million, or 4.2%, from $69.7 million in 2001 to $72.6 million in 2002, primarily due to the $2.8 million non-cash charge related to the write-off of our Zimbabwe subsidiary. In addition, included in 2002 operating expenses was $9.3 million of restructuring and merger-related charges and $3.2 million related to amortization of intangibles. Included in 2001 operating expenses was $1.7 million of restructuring and merger-related charges and $10.3 million related to amortization of goodwill and intangibles. The combined increase of $0.5 million related to restructuring and merger-related charges and the amortization of goodwill and intangibles was offset by lower payroll costs associated with the headcount reductions completed as part of the 2001 restructuring plan. In our fire service segment, operating expenses increased $0.8 million, or 11.4%, from $7.0 million in 2001 to $7.8 million in 2002. The increase relates to $1.4 million of additional payroll and variable selling expenses associated with the $11.5 million, or 24.8%, increase in net sales, which was partially offset by a $0.6 million reduction related to the elimination of goodwill amortization in 2002. In our utility/high voltage segment, operating expenses increased by $0.5 million, or 8.3%, from $6.5 million in 2001 to $7.0 million in 2002, primarily due to higher payroll and other administrative cost increases. Our corporate overhead expenses increased $0.3 million, or 9.3%, primarily due to increased payroll costs.

        Income from operations.    Income from operations increased by $0.1 million, or 0.5%, from $26.3 million in 2001 to $26.4 million in 2002. As a percentage of net sales, income from operations decreased from 8.3% in 2001 to 8.2% in 2002. In our general industrial segment, income from operations decreased by $2.7 million, or 22.9%, from $11.7 million in 2001 to $9.0 million in 2002, primarily due to the deconsolidation of our Zimbabwe operation as discussed above. In our fire service segment, income from operations increased by $4.1 million, or 64.4%, from $6.4 million in 2001 to $10.5 million in 2002 due to additional net sales of $11.5 million and margin improvements from higher production levels. In our utility/high voltage segment, income from operations decreased by $1.0 million, or 8.9%, from $11.4 million in 2001 to $10.4 million in 2002 as a result of lower sales volumes of $1.0 million in 2002 and higher operating expenses. Our corporate overhead increased by $0.3 million, or 9.3% from $3.2 million in 2001 to $3.5 million in 2002.

        Included in total income from operations for 2002 and 2001 were depreciation and amortization expenses of $18.6 million and $19.8 million, respectively. Of these amounts, $16.6 million, $0.3 million, $1.1 million and $0.6 million were attributable to the general industrial, fire service and utility/high voltage segments and corporate overhead, respectively, in 2002 and $17.5 million, $0.9 million, $0.9 million and $0.5 million were attributable to these segments and corporate overhead in 2001. Also included in total income from operations for 2002 and 2001 were restructuring and merger-related charges relating to the general industrial segment of $9.3 million and $1.7 million, respectively.

        Interest expense.    Interest expense decreased by $4.3 million, or 15.6%, from $27.6 million in 2001 to $23.3 million in 2002 as a result of lower debt balances and interest rates. Interest expense incurred by the Company and the subsidiary guarantors totaled $27.0 million in 2001 and $23.1 million in 2002.

        Interest income.    Interest income decreased by $0.2 million, or 61.6%, from $0.3 million in 2001 to $0.1 million in 2002 as a result of the deconsolidation of our Zimbabwe operation in 2002.

        Other, net.    Other, net decreased by $0.7 million from $0.4 million in 2001 to $(0.3) million in 2002, primarily related to increases in unrealized foreign exchange gains.

        Income tax expense.    Income tax expense increased by $5.5 million from $2.3 million in 2001 to $7.8 million in 2002, primarily as the result of our write-off of $5.7 million of deferred tax assets in 2002.

        Minority interest.    Minority interest decreased by $0.4 million in 2002 as compared to 2001 due to the deconsolidation of our Zimbabwe operation in 2002.

        Net loss.    Net loss increased by $0.1 million, or 2.6%, from $4.1 million in 2001 to $4.2 million in 2002. The slight increase in net loss was a result of the reasons discussed above.

Year Ended December 31, 2001 as Compared to Year Ended December 31, 2000

        Net sales.    Net sales increased by $5.0 million, or 1.6%, from $313.0 million in 2000 to $318.0 million in 2001. This increase was primarily attributable to increased sales of our general industrial and fire service products. In our general industrial segment, net sales increased by $1.7 million, or 0.7%, from $227.1 million in 2000 to $228.8 million in 2001 due to increases in U.S. protective footwear sales of $5.5 million and increased U.S. respiratory product sales of $4.6 million in the wake of the September 11, 2001 terrorist attacks, which offset shortfalls in our other product lines, primarily in the U.S., reflecting weak distributor demand. In our fire service segment, net sales increased by $3.2 million, or 7.3%, from $43.6 million in 2000 to $46.8 million in 2001. This increase was primarily due to the negative impact the implementation of our Gerber automated material handling system had on this segment's sales during 2000. Difficulties encountered during the installation of this system temporarily limited our ability to manufacture and market certain of our products. In our utility/high voltage segment, net sales were constant at $42.4 million.

        Gross profit.    Gross profit increased by $5.7 million, or 5.3%, from $107.0 million in 2000 to $112.7 million in 2001, primarily due to the $5.0 million increase in net sales. Our gross profit margin was 35.4% in 2001 as compared to 34.2% in 2000. In our general industrial segment, gross profit increased by $3.2 million, or 4.0%, from $78.2 million in 2000 to $81.4 million in 2001, primarily due to a $4.6 million increase in net sales of respiratory products, which carry an inherently higher gross margin, and improved plant operating performance. In our fire service segment, gross profit increased by $2.0 million, or 18.6%, from $11.3 million in 2000 to $13.3 million in 2001 due to the $3.2 million, or 7.3% increase in net sales and to inefficiencies associated with the implementation of our Gerber material handling system in 2000. In our utility/high voltage segment, gross profit increased by $0.5 million, or 2.5%, from $17.5 million in 2000 to $18.0 million in 2001, primarily due to a $1.4 million increase in net sales of linemen gloves and sleeves, which carry an inherently higher gross margin.

        Operating expenses.    Operating expenses decreased by $1.1 million, or 1.2%, from $87.5 million in 2000 to $86.4 million in 2001. In our general industrial segment, operating expenses decreased $1.5 million, or 2.1%, from $71.2 million in 2000 to $69.7 million in 2001. Included in 2001 operating expenses was $1.7 million of restructuring and merger-related charges and $10.3 million related to the amortization of goodwill and intangibles. Included in 2000 operating expenses were $3.4 million of restructuring and merger-related charges and $11.2 million related the amortization of goodwill and intangibles. The combined decrease of $2.6 million related to restructuring and merger-related charges and amortization of goodwill and other intangibles was partially offset by higher payroll and administrative expenses. In our fire service segment, operating expenses increased $0.4 million, or 5.7%, from $6.6 million in 2000 to $7.0 million in 2001 due to higher variable selling costs associated with the $3.2 million, or 7.3%, increase in net sales and incremental payroll expenses. In our utility/high voltage segment operating expenses remained constant at $6.5 million in 2000 and 2001. Our corporate overhead expenses remained consistent at $3.2 million in 2000 and 2001.

        Income from operations.    Income from operations increased by $6.7 million, or 34.4%, from $19.6 million in 2000 to $26.3 million in 2001. As a percentage of net sales, income from operations increased from 6.3% in 2000 to 8.3% in 2001. In our general industrial segment, income from operations increased by $4.6 million, or 64.6%, from $7.1 million in 2000 to $11.7 million in 2001 as a result of increased sales of high margin respiratory products and lower combined restructuring and amortization costs as discussed above. In our fire service segment, income from operations increased by $1.7 million, or 36.5%, from $4.7 million in 2000 to $6.4 million in 2001 due to the combined impact of higher net sales of $3.2 million, or 7.3%, in 2001 and the negative impact of the implementation of our Gerber automated material handling system in 2000. In our utility/high voltage segment, income from operations increased by $0.4 million, or 3.6%, from $11.0 million in 2000 to $11.4 million in 2001 due to increased sales of high margin gloves and sleeves. Our corporate overhead remained constant at approximately $3.2 million in 2000 and 2001.

        Included in income from operations for 2001 and 2000 were depreciation and amortization expenses of $19.8 million and $20.9 million, respectively. Of these amounts, $17.5 million, $0.9 million, $0.9 million and $0.5 million were attributable to the general industrial, fire service and utility/high voltage segments and corporate overhead, respectively, in 2001 and $18.9 million, $0.9 million, $0.8 million and $0.3 million were attributable to these segments and corporate overhead in 2000. Also, included in income from operations for 2001 and 2000 were restructuring and merger-related charges primarily relating to the general industrial segment of $1.7 million and $3.5 million respectively.

        Interest expense.    Interest expense decreased by $4.7 million, or 14.5%, from $32.3 million in 2000 to $27.6 million in 2001 due to the $2.6 million charge for the write-off of deferred financing fees in 2000 and due to lower debt balances in 2001. Interest expense incurred by the Company and the subsidiary guarantors totaled $31.5 million in 2000 and $27.0 million in 2001.

        Interest income.    Interest income decreased by $0.5 million, or 57.8%, from $0.8 million in 2000 to $0.3 million in 2001 as a result of lower cash balances in our Zimbabwe operation.

        Other, net.    Other, net decreased by $0.2 million, or 37.2%, from $0.6 million in 2000 to $0.4 million in 2001. This decrease was primarily due to the inclusion in 2000 of losses on the disposal of certain fixed assets.

        Income tax expense.    Income tax expense increased by $0.6 million, or 33.6%, from $1.7 million in 2000 to $2.3 million in 2001, primarily due to increases in the taxable income of our foreign subsidiaries.

        Minority interest.    Minority interest remained constant at $0.4 million in 2001 as compared to 2000.

        Net loss.    Net loss decreased by $10.6 million, or 72.1%, from $14.7 million in 2000 to $4.1 million in 2001. This improvement was the result of the reasons discussed above.

Liquidity and Capital Resources

        We have historically used internal cash flow from operations, commercial borrowings on our lines of credit, seller notes, investments from our equityholders and capital markets transactions to fund our operations, acquisitions, capital expenditures and working capital requirements. For the nine months ended September 27, 2003 and September 28, 2002, cash provided by operating activities was $2.4 million and $11.0 million, respectively. The $8.6 million decrease was primarily attributable to cash funded to NSP Holdings L.L.C. of $7.8 million used primarily to purchase warrants and preferred units from certain members of management associated with the senior subordinated debt financing and higher inventory levels of $11.6 million in part due to pending government contract shipments, the higher net sales volume and higher Canadian and European exchange rates.

        For the years ended December 31, 2002 and 2001, cash provided by operations was $22.6 million and $16.7 million, respectively. This represents an increase of $5.9 million. Included in net loss in the year ended December 31, 2002, were non-cash charges of $8.4 million comprised of $6.3 million in accelerated depreciation on long-lived assets to be abandoned and a $2.1 million impairment charge relating to our investment in Zimbabwe. The $5.7 million increase in deferred income taxes was due to fully reserving for the net deferred tax asset during 2002. The $4.1 million increase in accounts receivable and $1.2 million increase in inventory levels due to the higher net sales volume for the year ended December 31, 2002 were partially offset by an increase in accrued expenses of $5.9 million, which was in part due to an increase in restructuring charges that were incurred in 2002 but were to be funded in later years. For the year ended December 31, 2001 the $5.8 million decrease in accounts receivable due to collection timing was partially offset by payments made to NSP Holdings and lower accrued expenses due to restructuring payments.

        For the years ended December 31, 2001 and 2000 cash provided from (used in) operations was $16.7 million and ($3.3) million, respectively. This represents an increase of $20.0 million. The net loss position improved from ($14.7) million for the year ended December 31, 2000 to ($4.1) million for the year ended December 31, 2001 for the reasons discussed above. The increase in accounts receivable of $3.7 million for the year ended December 31, 2000 reflects the higher net sales volume and the $5.3 million decrease in accounts payable reflects timing of vendor payments. Accrued expenses decreased $4.1 million for the year ended December 31, 2000 due to the timing of interest payments and funding of restructuring activities.

        Historically, our principal uses of cash have been capital expenditures, acquisitions and working capital. Our capital expenditures were $4.6 million for the nine months ended September 27, 2003 and $5.1 million for the nine months ended September 28, 2002. During the nine months ended September 27, 2003, we acquired KCL for $17.9 million. During the nine months ended September 28, 2002, we acquired The Muck Boot Company for $3.3 million. For the years ended December 31, 2000, 2001, and 2002, our capital expenditures were $5.6 million, $6.9 million, and $7.2 million, respectively.

        As of September 27, 2003, we had working capital of $98.7 million and cash of $9.1 million. We maintain inventory levels sufficient to satisfy customer orders on demand, with generally a three month supply on hand. Bunker gear is an exception and is generally made to order. Our accounts receivable terms are generally 30 days, net.

        For the nine months ended September 27, 2003, net cash provided by financing activities was $24.6 million, representing payments of deferred financing fees of $13.7 million, retirement of our previous senior credit facility, junior subordinated notes and senior subordinated notes and other debt payments of $248.2 million, offset by borrowings under our senior credit facility, junior subordinated notes, the outstanding notes and other borrowings of $286.5 million. For the nine months ended September 28, 2002, net cash used in financing activities was $2.8 million, representing debt payments of $1.8 million and net repayments under our senior credit facility of $3.0 million, offset by a $2.0 million subordinated seller note issued to fund The Muck Boot Company acquisition.

        In 2002, net cash used for financing activities was $6.1 million, including debt repayments under our prior revolving credit facility of $11.4 million and repayment of $2.3 million of senior and subordinated debt obligations, offset by $4.6 million borrowed to fund the Muck Boot and Arbin acquisitions in the form of senior and subordinated seller notes and $3.0 million of net proceeds from equity capital contributions used to fund the Arbin acquisition. In 2001, net cash used by financing activities was $12.9 million, including debt repayment under our prior revolving credit facility of $8.0 million, repayment of $4.2 million of senior and subordinated debt obligations and deferred financing fees of $0.7 million. In 2000, net cash provided by financing activities was $39.4 million, including debt repayment of $92.1 million, payment of deferred financing fees of $5.8 million and a $0.1 million dividend to our minority interest partner in our Zimbabwe subsidiary, offset by $95.0 million borrowed in connection with the offering of our previous senior subordinated notes, $0.6 million under capital leases, $18.6 million of borrowings under our revolving credit facility and $23.2 million of equity capital contributions used for the Arkon acquisition.

        On March 21, 2003, we entered into a senior credit facility which provides for aggregate borrowings by us of $160.0 million and C$10.0 million, consisting of (1) a $30.0 million United States revolving credit facility; (2) a C$10.0 million Canadian revolving credit facility; and (3) a $130.0 million term loan. As of September 27, 2003, there was approximately $99.7 million of outstanding indebtedness under the senior credit facility and approximately $37.4 million of available borrowings under the revolving facilities. We used the proceeds of our senior credit facility to refinance our existing senior credit facility and for general corporate purposes, including working capital, refinancings, acquisitions, investments and capital expenditures. We used $30.0 million of the net proceeds of the outstanding notes to repay a portion of the term loan.

        As of September 27, 2003, borrowings under the senior credit facility bore interest at a weighted average rate of 5.5%. Prior to March 20, 2008, we may borrow, repay and reborrow under the revolving facilities without payment of penalty or premium. The term loan is payable in quarterly installments totaling $1.3 million per annum, with the remainder due on March 20, 2009. All of the domestic borrowers' obligations under the senior credit facility are secured by a pledge of all our equity securities and the equity securities of our direct and indirect domestic subsidiaries, substantially all of our tangible and intangible assets and 65% of the equity securities of, or equity interest in, each of our foreign subsidiaries. All of the obligations under the senior credit facility are guaranteed by all of our present and future domestic subsidiaries, and all of the Canadian borrower's obligations under the senior credit facility are guaranteed by all of our present and future Canadian subsidiaries.

        Our senior credit facility contains, and the indenture governing the notes contains, numerous restrictive covenants, including, among other things, covenants that limit our ability to incur indebtedness, use our assets as security in other transactions, make fundamental changes to our capital structure, dispose of assets, pay dividends, make capital expenditures, enter into transactions with affiliates and enter into sales and leaseback transactions. In addition, our senior credit facility requires us to meet specified financial ratios and tests.

        On August 13, 2003, the Company issued $152.5 million of 9.875% senior subordinated notes due 2011 and received gross proceeds of $151.5 million. The proceeds were primarily used to: (i) repay principal and interest and repurchase warrants related to our previous senior subordinated notes, (ii) repay $30.0 million of principal related to the term loan, (iii) repay principal on the junior subordinated notes used to finance the KCL acquisition, (iv) purchase preferred units of NSP Holdings L.L.C. from certain members of management and (v) pay fees and expenses.

        In connection with the offering, we amended our senior credit facility to provide for the incurrence of the outstanding Notes. The amendment also modified certain of the covenants under our senior credit facility.

        We acquired KCL on July 29, 2003 for $19.0 million, including the assumption of $0.2 million of KCL's net indebtedness. We financed this acquisition with cash on hand of $8.7 million, borrowings under our revolving credit facility of $5.0 million and the issuance of $5.1 million in junior subordinated notes, which notes were repaid with the proceeds of the New Senior Subordinated Notes offering.

        In January 2002, we acquired the assets of Muck Boot for $3.3 million. We financed the Muck Boot acquisition with $1.3 million of cash on hand and a $2.0 million subordinated seller note. In December 2002, we acquired the stock of Arbin for €6.3 million, consisting of €3.8 million of cash and €2.5 million of senior and subordinated seller notes. Our equityholders invested $3.0 million of additional equity to fund the Arbin acquisition. See "Description of Other Obligations—Other Debt Obligations."

        In February 2000, NSP issued $95.0 million of senior subordinated notes. The senior subordinated notes bore interest at 13%, payable quarterly, and would have matured on August 17, 2005. The senior subordinated notes ranked pari passu with, or equal to, our other subordinated indebtedness. In conjunction with the issuance of the senior subordinated notes, we issued 405,352.4 warrants to purchase class A Common Units and Preferred Units of NSP Holdings. We used the proceeds of the offering of the outstanding notes to repay these senior subordinated notes, repurchase warrants from our then existing noteholders, and repurchase preferred units from certain members of management. See "Use of Proceeds."

        We believe that our internal cash flows and borrowings under the revolving portions of our senior credit facility will provide us with sufficient liquidity and capital resources to meet our current and future financial obligations for the next twelve months, including funding our operations, debt service and capital expenditures. Our future operating performance will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control. If our future cash flow from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of our debt, including the notes, on or before maturity. We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing and future indebtedness, including the notes and our senior credit facility, may limit our ability to pursue any of these alternatives.

Contractual Obligations

        The following table summarizes our contractual obligations and commitments, as of September 27, 2003 (dollars in thousands);

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years
Long-term debt obligations	$260,083	$3,463	$6,245	$4,600	$245,775
Capital lease obligations	396	148	218	30	—
Interest payments	148,771	20,992	41,315	40,676	45,788
Operating lease obligations	15,564	3,908	6,243	3,247	2,166
Purchase obligations (1)	30,128	30,128	—	—	—
Other long-term liabilities	11,300	2,810	8,490	—	—

Total	$466,242	$61,449	$62,511	$48,553	$293,729

(1)
Purchase obligations exclude our accounts payable of $19.6 million and include open purchase orders of $30.0 million and all other contractual obligations of $0.1 million pursuant to which we are obligated to purchase good or services.

Effect of Inflation

        Inflation has generally not been a material factor affecting our business. Our general operating expenses, such as wages and salaries, employee benefits and materials and facilities costs, are subject to normal inflationary pressures.

Market Risk

        We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. Our policy is to not enter into derivatives or other financial instruments for trading or speculative purposes. We may enter into financial instruments to manage and reduce the impact of changes in interest rates.

        Interest rate swaps are entered into as a hedge of underlying debt instruments to change the characteristics of the interest rate from variable to fixed without actually changing the debt instrument. Therefore, these interest rate swap agreements convert outstanding floating rate debt to fixed rate debt for a period of time. For fixed rate debt, interest rate changes affect the fair market value, but do not impact earnings or cash flows. Conversely for floating rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant.

        At September 27, 2003, NSP had total debt and obligations under capital leases of $260.5 million. This debt comprises fixed rate debt of $157.3 million and floating rate debt of $103.2 million. The pre-tax earnings and cash flow impact in 2003 resulting from a one percentage point increase in interest rates on our variable rate debt would be approximately $1.0 million, holding other variables constant. A one percentage point increase in interest rates would not materially impact the fair value of the fixed rate debt.

        A portion of our net sales was derived from manufacturing operations in Canada, Holland, Germany, Mexico, the Caribbean and South Africa. The results of operations and financial position of our foreign operations are principally measured in their respective currency and translated into United States dollars. The effects of foreign currency fluctuations in these countries are somewhat mitigated by the fact that expenses are generally incurred in the same currency in which revenues are generated. The reported income of these subsidiaries will be higher or lower depending on a weakening or strengthening of the United States dollar against the respective foreign currency.

        A portion of our assets is based in our foreign operations and are translated into United States dollars at foreign currency exchange rates in effect as of the end of each period, with the effect of such translation reflected as a separate component of member's equity. Accordingly, our consolidated member's equity will fluctuate depending upon the weakening or strengthening of the United States dollar against the respective foreign currency.

        Our strategy for management of currency risk relies primarily upon conducting our operations in a country's respective currency and may, from time to time, also involve hedging programs intended to reduce our exposure to currency fluctuations. Management believes the effect of a 100 basis point movement in foreign currency rates versus the dollar would not have materially affected our financial position or results of operations for the periods presented.

Recent Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 is an interpretation of Accounting Research Bulletin (ARB) No. 51 "Consolidated Financial Statements" (ARB 51). The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights and how to determine when and which business enterprise should consolidate these variable interest entities. In October 2003, the FASB delayed implementation of FIN 46 until our fourth quarter of 2003 to allow the FASB to address certain implementation issues. We, pending any material change in guidance from the FASB, do not believe that FIN 46 will have a material impact on our consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (SFAS No. 150). This standard improves the accounting for certain financial instruments that issuers previously accounted for as equity, requiring such instruments to be classified as liabilities in certain situations. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and for interim periods beginning after June 15, 2003 and for non-public entities no later than the beginning of the first interim period beginning after December 15, 2003. We do not believe adoption of SFAS No. 150 will have a material impact on our consolidated financial statements.

BUSINESS

Company Overview

        We are a leading designer, manufacturer and marketer of branded products in the fragmented personal protection equipment industry, which generated worldwide net sales in excess of $8.0 billion in 2002. We manufacture and market a full line of personal protection equipment for workers in the general industrial, fire service and utility/high voltage industries. Our broad product offering includes, among other things, respiratory protection, protective footwear, hand protection, bunker gear and linemen equipment for utility workers.

        We sell our products under trusted, long-standing and well-recognized brand names, including North, Morning Pride, Ranger, Servus, Pro-Warrington and Salisbury. We believe these brand names have a strong reputation for excellence in protecting workers from hazardous and life-threatening environments, which is a key purchasing variable for personal protection equipment. We believe our brand names, reputation, history of developing innovative products and comprehensive line of high quality, differentiated products have enhanced our relationships with our distributors and end-users. These factors have enabled us to achieve strong market share positions in key product lines. In addition, the non-discretionary and consumable nature of our products provides us with stable and recurring revenues.

        We are one of the largest participants in the personal protection equipment industry with approximately 2,700 employees in 28 facilities worldwide. We market and sell our products through three distinct sales forces dedicated to our target segments. Our sales representatives work closely with third-party distributors, while simultaneously calling on end-users to generate demand for our products. We manufacture or assemble approximately 85% of the products we sell. Approximately 90% of our net sales in 2002 were to customers in North America, with the remainder to customers primarily in Europe and Africa.

        We classify our diverse product offerings into three primary operating segments:

        General Industrial.    We offer a diverse portfolio of leading products for a wide variety of industries, including the manufacturing, agriculture, automotive, food processing and pharmaceutical industries and the military, under the North, Ranger and Servus brand names. Our product offering is one of the broadest in the personal protection equipment industry and includes respiratory protection, protective footwear, hand protection, eye, head and face protection, first aid, hearing protection and fall protection. We sell our general industrial products primarily through industrial distributors. Our general industrial segment generated net sales of $223.7 million and $186.7 million, respectively, for the year ended December 31, 2002 and the nine months ended September 27, 2003.

        Fire Service.    We manufacture and market one of the broadest lines of personal protection equipment for the fire service segment, offering firefighters head-to-toe protection. Our products include bunker gear, fireboots, helmets, gloves and other accessories. We market our products under our Total Fire Group umbrella, using the brand names of Morning Pride, Ranger, Servus and Pro-Warrington. We are widely known for developing innovative equipment; for example, our bunker gear alone has more than 100 patented features and our new urban search and rescue products are the only gear of their type certified by third-party testing labs as meeting all of the requirements of the NFPA. We are the vendor of choice for many of the largest fire departments in North America, including those of New York City, Chicago and Toronto. We sell our fire service products primarily through specialized fire service distributors. Our fire service segment generated net sales of $58.3 million and $51.6 million, respectively, for the year ended December 31, 2002 and the nine months ended September 27, 2003.

        Utility/High Voltage.    We manufacture and market a broad line of personal protection equipment for the utility/high voltage service segment under the Servus and Salisbury brands. Our products, including linemen equipment, gloves, sleeves and footwear, are designed to protect workers from up to 40,000 volts of electricity. All our products either meet or exceed the applicable standards of ANSI and ASTM. We sell our utility/high voltage products through specialized distributors and direct to utilities and electrical contractors. Our utility/high voltage segment generated net sales of $41.4 million and $31.6 million, respectively, for the year ended December 31, 2002 and the nine months ended September 27, 2003.

Business Strengths

        Market Leadership with Trusted, Long-Standing and Well-Recognized Brand Names.    We are a market leader in the personal protection equipment industry with strong market share positions in many product lines, such as protective footwear, first aid, bunker gear, fireboots, utility hand/sleeve protection and certain niche products for the general industrial respiratory and hand protection markets. End-users have a strong preference for equipment from recognized manufacturers with a proven track record of producing quality products because the products protect workers from hazardous and life-threatening environments. Our high quality products and brands have assisted us in cultivating a loyal customer base and developing leading positions in many of our markets. We believe that the strength of our trusted, long-standing and well-recognized brands provides us with a significant competitive advantage.

        Broad, High Quality Product Offering.    We believe that we market one of the broadest offerings of personal protection equipment in the industry, including the most comprehensive line of personal protection equipment for firefighters and utility workers. Our ensemble of firefighter protective products provides us with a significant competitive advantage, positioning us as a "one-stop" provider of choice. Our overall product line breadth makes us a desirable partner for our distributors relative to many small, niche manufacturers who generally produce a single product or product line. We believe we are also well-known for developing innovative new products to extend and augment our broad product line.

        Diverse End Markets and Customer Base.    We are a leader in the general industrial, fire service and utility/high voltage segments of the personal protection equipment industry, with a highly diverse portfolio of products across these markets. We believe that the diversity of our end markets helps mitigate the effect of an economic downturn in any particular industry or geographic area. We serve end-users across a wide array of industries, including the manufacturing, agriculture, automotive, food processing, pharmaceutical, construction, petrochemical, nuclear, fishing, biotech, fire service and utility industries and the military. Our end markets are further diversified given we target numerous niches within each industry. Our customer base is similarly diverse, with our top ten customers accounting for approximately 23% of our 2002 net sales.

        Strategic Relationships with Leading Distributors.    We enjoy close relationships with most of the personal protection equipment industry's largest distributors as a result of our strong brands and broad product offering. Moreover, as distributors seek to concentrate purchases among key vendors, we believe our overall status with this class of customers will continue to benefit from the size and scope of our product offering. We have earned key vendor status with a number of the largest industrial safety distributors as well as the largest maintenance, repair and operations equipment distributors in North America. Key vendor status is characterized by joint business planning, privileged access to distributor salespeople, increased willingness by distributors to adopt new products, preferential placement in catalogs and increased advertising and promotional support.

        Stable and Recurring Revenue Stream.    We believe a significant portion of demand for our products is non-discretionary, as many of our products are designed to protect workers from bodily harm in hazardous and life-threatening work environments, and in many cases are required by government or industry regulatory bodies. This leads to consistent purchasing patterns as end-users must maintain their protective equipment regardless of economic conditions. Moreover, many personal protection products such as respiratory filters and certain hand and footwear products, require frequent repurchases to maintain required safety levels due to single use or limited life spans. In addition, certain of our products are employed in applications where the end-user's preference for a trusted and well-recognized brand exceeds pricing as the primary variable in the purchasing decision, allowing us to achieve higher margins on the sales of such products.

        High Barriers to Entry.    We believe that it is difficult for new competitors to penetrate our markets due to: (1) end-users' reluctance to switch to an unknown supplier for life-protecting products; (2) the proprietary technology and processes required to manufacture quality products that comply with the demanding safety standards set by government and standard-setting entities such as OSHA, the NFPA, NIOSH, ANSI and ASTM; (3) the patents and patent rights we hold on the intellectual property used in our products; (4) distributors' increasing preference for vendors with broad product offerings; (5) many of our products being highly specialized and requiring customization for each end-user; and (6) the strong preference of many customers, including the United States government, firefighters and industries influenced by labor unions, for products that are "Made in the USA," limiting the potential impact of foreign competition.

        Significant Free Cash Flow.    We generate substantial cash flow, and our manufacturing operations require relatively modest capital investment. For the year ended December 31, 2002, we generated Adjusted EBITDA of $48.2 million and cash flows from operations of $22.6 million, while incurring capital expenditures of $7.2 million. See footnote 1 to "Summary Historical Financial and Other Data" for a reconciliation of cash flows from operations to Adjusted EBITDA. We believe our cash flow provides us with a substantial degree of operating flexibility beyond servicing our debt, allowing us to fund our growth initiatives. In addition, we currently have available manufacturing capacity to increase production without incurring significant incremental capital expenditures.

        Experienced and Incentivized Management Team.    We have an experienced and incentivized senior management team. President and Chief Executive Officer Robert A. Peterson and Executive Vice President and Chief Financial Officer David F. Myers, Jr. have managed NSP since its formation in June 1995. The management team is credited with successfully improving operations and increasing income from operations in each of the years since the Company's inception in 1995. In addition, we have an experienced divisional management team, many of whom are members of the industry's primary standard-setting and oversight organizations, including the NFPA, ANSI, ASTM, the Industrial Safety Equipment Association and the Fire and Emergency Manufacturers and Services Association. The senior management team beneficially owns approximately 4.6% of NSP Holdings' voting common units and 1.3% of its preferred units and is further incentivized through an option plan and an appreciation rights plan, which provide further compensation based on our operating performance to certain members of our management team.

Business Strategy

        We are executing a targeted business strategy designed to capitalize on our well-known brand names, strong customer relationships and expertise in developing innovative products, while continually improving our operational efficiency. Specifically, our business strategy includes the following:

        Continue to Expand Market Leadership Positions.    We intend to further expand our market leadership positions by continuing to capitalize on our trusted, long-standing and well-recognized brand names, our strong customer relationships and our expertise in developing innovative products and by continuing to pursue strategic acquisitions. This strategy has enabled us to achieve leading positions in many product lines, such as protective footwear, first aid, bunker gear, fireboots, utility hand/sleeve protection and certain niche products for the general industrial respiratory and hand protection markets.

        Further Develop Relationships with End-Users.    Our salesforce, in addition to marketing to our distributor customers, invests a significant amount of time educating our end-users on specific features and benefits of our products. Increased end-user awareness of, and appreciation for, the highly engineered nature of our products helps create significant "pull-through" demand with our distributors, which in turn increases our sales. In addition, our continuing efforts with our end-users help us to continue building brand name recognition and trust.

        Capitalize on Industry Trends.    With our broad product offering, we are well-positioned to capitalize on the recent global trend towards increased spending in support of domestic preparedness. Increased government and private-sector spending creates significant opportunities, especially regarding nuclear, biological and chemical protection, bunker gear and respiratory protection products. We have already benefited from increased annual spending by fire departments and recently received significant new orders from the United States and Israeli governments for products appropriate for use in responding to terrorist attacks. In addition, we operate a plant in Charleston, South Carolina dedicated to producing gloves that protect against nuclear, biological and chemical hazards utilizing a highly technical manufacturing process. We are one of only two manufacturers in North America with the process knowledge and ability to produce such gloves.

        Continue to Maximize Operational Efficiencies.    In the last four years we have streamlined our operations by: (1) closing six manufacturing facilities, (2) consolidating sales and marketing functions, (3) eliminating redundant administrative functions, and (4) reducing manufacturing costs by increasing levels of automation and outsourcing production where appropriate to low-cost providers. For a discussion of our restructuring plans and the related risks, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Restructuring Plans" and "Risks Factors—Risks Relating to our Business—We may incur restructuring or impairment charges that would reduce our earnings." Going forward, we intend to effect further cost reductions through identified plant consolidations and continuing to outsource manufacturing of certain products, primarily those with high labor content and for which "Made in the U.S.A." is not an important purchasing variable, to countries with lower labor costs.

        Continue to Develop Innovative Products.    We believe that meaningful opportunities exist to generate incremental sales through new product development, as we have demonstrated with successful product introductions in each of our markets. For example, recent successful new products and innovations include a revolutionary "comfort-fit" respirator (CFR-1), for which we were awarded the 2002 Commitment to Worker Safety Award by Compliance Magazine, and a Real-Time End-of-Life-Service Indicator for respiratory cartridges. We have also sought to further drive demand at the end-user level through product innovations that increase the comfort of our existing products, such as our lightweight bunker gear and our Servus fighting-weight fireboots that utilize UniShield™, an innovative latex dipping process which eliminates seams, thereby producing a lightweight fireboot that is up to 25% lighter than a conventional fireboot. We also seek to capitalize on opportunities to expand our product line into higher margin niche markets, such as our development of the first urban search and rescue garment certified to meet the requirements of the NFPA. Our introduction of our ER 1000 escape respirator is designed to provide protection in emergency situations such as terrorist attacks and industrial accidents. Our dedicated team of product development professionals is currently focused on new product introductions responsive to domestic preparedness initiatives, including further extensions of our nuclear, biological and chemical protection products.

        Pursue Opportunistic Acquisitions.    The personal protection equipment industry is highly fragmented and characterized by many small, single product manufacturers. We intend to continue to selectively pursue acquisitions that will add complementary product offerings, provide access to new geographic markets and distribution channels and expand our technological capabilities. In the last four years, we have successfully completed the acquisitions of five complementary personal protection equipment companies, in each case expanding our product offering, capitalizing on significant revenue synergies and leveraging our dedicated sales force and strong distributor relationships. In addition to successfully identifying complementary tuck-in acquisitions at attractive purchase prices, we have historically been able to implement significant cost-saving initiatives.

Industry Overview

        The worldwide personal protection equipment market generated net sales in excess of $8.0 billion in 2002. The industry is highly fragmented with few market participants offering a broad line of products. Demand for personal protection equipment has been relatively stable, as purchases of these products are generally non-discretionary due to their use in protecting workers from bodily harm in hazardous and life-threatening work environments and as a result of government and industry regulations mandating their use. Furthermore, many of our products have limited life spans due to normal course wear-and-tear or because they are one-time use products by design, which results in consistent replacement and recurring revenues for industry participants.

        In recent years, several trends have reshaped the market for personal protection equipment, including the following:

        Heightened Compliance and Commitment to Worker Safety.    Demand for personal protection equipment is driven largely by regulatory standards and recognition by companies of the economic and productivity benefits of a safer workplace. Regulatory bodies and standard-setting entities, such as OSHA, NIOSH, the NFPA, ANSI and ASTM, require and enforce businesses' compliance with worker safety regulations and establish strict performance and product design requirements for personal protection equipment. Similarly, while the required standards for worker protection are generally lower outside of North America and parts of Western Europe, many countries have been increasing safety regulations in recent years, creating opportunities for manufacturers to increase sales internationally. In addition, the litigious environment in which companies operate drives many businesses to provide personal protection equipment for their employees and in some cases causes businesses to provide more personal protection equipment than is mandated.

        Industrial Distributor Trends.    The general industrial distribution channel has experienced consolidation over the past several years as distributors have attempted to realize economies of scale. In addition, product procurement trends have shown that distributors are increasing their purchases from large, multi-product vendors, thereby simplifying the management of their supply chain, reducing their procurement costs and improving their selling efficiency. Distributors, therefore, have an explicit preference for vendors with broad product offerings and comprehensive services, including consolidated shipping and invoicing, direct marketing to end-users and salesforce training.

        Focus on Domestic Preparedness.    In the aftermath of the terrorist attacks of September 11, 2001 and other incidences of terrorism worldwide, governments and citizens have significantly increased their focus and their spending on preparedness for conventional and nuclear, biological and chemical attacks. The United States government, for example, created a separate cabinet-level Department of Homeland Security and allocated $3.5 billion of the 2003 budget to "first responders," which includes firefighters, police officers and emergency medical professionals. This represents a greater than 10-fold increase over 2002. In addition, in 2003, the budget allocated to FEMA was increased two-fold over 2002, further indicating an increased focus on domestic preparedness. We believe that many other nations have likewise increased their spending on preparedness for conventional and nuclear, biological and chemical attacks.

Company History

        Our predecessor company began operations in 1923 and later became the safety products division of Norcross Footwear, Inc. In June 1995, Norcross Footwear, Inc. transferred substantially all of the assets and liabilities of the division to NSP in a recapitalization transaction. At that time, Robert A. Peterson and David F. Myers, Jr. were hired as our senior managers and they, with the financial support of an investor group consisting of the Canadian Imperial Bank of Commerce ("CIBC"), CIBC's affiliates and Argosy-Safety Products L.P. ("Argosy" and collectively with CIBC and CIBC's affiliates, "the CIBC/Argosy group") and the John Hancock Life Insurance Company ("John Hancock") and Hancock Mezzanine Partners L.P. (collectively the "Hancock Group"), acquired a controlling interest in NSP. At our formation, we had annual net sales of approximately $38.0 million. In April 1998, the investor group purchased Norcross Footwear, Inc.'s remaining interest in NSP.

        In September 1998, Holdings was formed to effect the acquisition by NSP of the stock of various entities affiliated with Siebe plc (Siebe) including North Safety Products, Ltd., James North (Africa) Pty. Ltd., Industries-Schutz-Produkte GmbH and Siebe North Holdings Corp. To execute this transaction, Holdings entered into a Unit Purchase and Exchange Agreement whereby the unitholders of NSP exchanged their equity interests in NSP for equity interests in Holdings. NSP then canceled the Class A units and issued 100 new units to Holdings. As a result of these transactions, Holdings became the sole unitholder of NSP. In addition, Holdings issued Class A, C and D common units and preferred units for cash consideration which was contributed to NSP. This transaction was accounted for as a recapitalization because there was no change in control.

        In 1998, we acquired Morning Pride, a leading manufacturer of bunker gear and helmets for firefighters; North Safety Products, Inc., a leading provider of general industrial and utility/high voltage safety products; and Pro-Warrington, a leading marketer of leather fireboots.

        We acquired the stock of Arkon, as of January 1, 2000, for $35.9 million, comprised of $32.1 million in cash and $3.8 million in a subordinated seller note. In addition, we agreed to pay the sellers of Arkon up to C$5.0 million over the course of the four years following the sale based upon the achievement of specified EBITDA targets. These EBITDA targets were achieved in 2000 and partially achieved in 2001 and payments of C$1.3 million and C$0.5 million were made pursuant to this arrangement. These EBITDA targets were not achieved in 2002. Arkon was a leading Canadian manufacturer in the general industrial market. We integrated Arkon's existing facilities and brands with those of North Safety Products. Our equityholders invested approximately $19.8 million of additional equity to partially fund the acquisition.

        In June 2000, we acquired the stock of Safety 4 for $2.1 million, comprised of $1.3 million in cash and a $0.8 million subordinated seller note. Safety 4 developed and marketed patented, chemical resistant hand protection products.

        In January 2002, we acquired the assets of Muck Boot for $3.3 million, comprised of $1.3 million in cash and a $2.0 million subordinated seller note. We are also obligated to make royalty payments to the sellers of Muck Boot until December 31, 2006 based upon the achievement of specified net sales targets. These payments amount to 3.5% to 7.0% of net sales. We made royalty payments of $0.2 million for the year ended December 31, 2002. Muck Boot develops and markets protective footwear.

        In December 2002, we acquired the stock of Arbin for €6.3 million, comprised of €3.8 million in cash and €2.5 million of senior and subordinated seller notes. In addition, we are also obligated to make royalty payments to the sellers of Arbin until December 31, 2008 in amounts ranging from 3% to 8% of net sales achieved by Arbin in excess of €5.3 million per year. Arbin is a Holland-based manufacturer of respiratory products that are a key complement to our product offering for industrial users and strengthen our domestic preparedness-related offerings. Our existing equityholders invested $3.0 million of additional equity to partially fund the acquisition.

        In July 2003, we acquired the stock of KCL for $19.0 million, including the assumption of KCL's net indebtedness of $0.2 million. We financed this acquisition with $8.7 million of cash on hand, borrowings under our senior credit facility of $5.0 million and the issuance of $5.1 million of junior subordinated notes, which notes were repaid with the proceeds of the offering of the outstanding notes. The sellers of KCL will also be eligible to receive royalty payments of up to €0.2 million per year over the next three years based upon the achievement of certain cumulative net sales targets. KCL is a German-based manufacturer and marketer of liquid-proof and cut-resistant gloves for a variety of industries.

Operating Structure

        Our operations are organized into three primary operating segments: general industrial, fire service and utility/high voltage. Each segment has a sales force, a marketing team, manufacturing facilities, distribution facilities and customer service functions.

        The following table sets forth the percentage of our net sales generated by each of our operating segments for each of the three years ended December 31, 2002 and for the nine months ended September 28, 2002 and September 27, 2003. The data for the last three years has been derived from our audited historical consolidated financial statements and the data for the nine months ended September 28, 2002 and September 27, 2003 has been derived from our historical unaudited financial statements.

				Nine Months Ended
	Year Ended December 31,
				September 28, 2002	September 27, 2003
Segment	2000	2001	2002
General Industrial	72.5%	71.9%	69.2%	69.3%	69.2%
Fire Service	13.9%	14.7%	18.0%	18.0%	19.1%
Utility/High Voltage	13.6%	13.4%	12.8%	12.7%	11.7%

Principal Products

        We market one of the broadest offerings of personal protection equipment in the industry. The following is a brief description of each of our principal product categories, organized by each of our three primary operating segments:

        General Industrial.    Our general industrial products include respiratory protection, protective footwear, hand protection, eye, head and face protection, first aid, fall protection and hearing protection.

  Respiratory Protection.    Our respiratory product offering is one of the broadest and deepest in the industry and includes disposable and reusable masks and face-pieces, filtration cartridges, self-contained breathing apparatuses and airline respirators. We produce respirators for use in a variety of applications, including protection against dust, fumes, volatile chemicals, micro-organisms, fibers, odors, mists and gases. Our traditional strength is in air purifying systems, which utilize filtering cartridges as opposed to the fresh oxygen provided by a self-contained breathing apparatus. Our 7700 Series half-mask face-piece is among the world's best selling face-pieces due to its superior fit and comfort. As a result of our introduction of a revolutionary "comfort-fit" respirator (CFR-1), we were awarded the Commitment to Worker Safety Award in 2002 from Compliance Magazine, an industry publication. Our acquisition of Arbin added both nuclear, biological and chemical protection cartridges and powered air purifying respirators to our respiratory product offering.

  Protective Footwear.    Protective footwear is required in areas with the potential for falling objects, objects piercing the sole, electrical hazards, hazardous materials, chemicals and extreme temperatures. We produce rubber, injection molded and other footwear to protect against such threats, using a variety of techniques for diverse applications, including meat and food processing, chemical processing, commercial fishing, agricultural work, construction and cold storage. With our origins as a footwear company, we have long held dominant positions within the footwear segments of the personal protection equipment industry through our Ranger and Servus brands. We believe we are the largest manufacturer of both neoprene safety and hand-laid rubber protective footwear for the general industrial market in North America. We believe we are the only footwear provider currently under contract with the United States government for overshoe protection against chemical and biological threats.

  Hand Protection.    Hand protection is required for workers exposed to hazardous substances, vulnerable to severe cuts, abrasions or chemical burns, and exposed to extreme temperatures. We manufacture gloves designed to protect workers against each of these threats and for a variety of specific applications, including use in material handling and controlled environments. Our products range from lower-end imported cotton gloves to highly-engineered, patented gloves designed to withstand dangerous chemicals present in many workplaces.

  Eye, Head and Face Protection.    We offer a wide variety of non-prescription protective eyewear and face shields that through innovative design and state of the art materials offer what we believe to be a high degree of optical quality, comfort and fit. Many of our products are offered with coatings that provide anti-fog, anti-scratch, anti-UV or anti-static protection. Our hard hats and accessories provide comfortable and dependable head protection, featuring stylish, lightweight shell designs, suspension height adjustment and comfort padding.

  First Aid.    We market a wide range of products, including unitized and bulk first aid supplies, nonprescription medicinals, dermatologicals, eye wash and body flush. Regulations require that first aid products be available to workers throughout the workplace, thereby creating stable demand for first aid kits.

  Fall Protection.    We manufacture and market harnesses, lanyards, confined space retrieval equipment and engineered fall protection systems. This product category often requires customized solutions to meet end-user needs.

  Hearing Protection.    We manufacture and market a broad line of both disposable and reusable hearing protection products used in a variety of industries. All of our hearing protection products are designed to be as comfortable as possible while protecting against hazardous noise in the workplace. Many of these products are tested for us at an independent third party National Voluntary Laboratory Accreditation Program certified laboratory.

        Fire Service.    Our fire service products include bunker gear, fireboots, helmets, gloves and other accessories.

  Bunker Gear.    Bunker gear is protective clothing worn by firefighters that must meet the strict design specifications set by the NFPA, including resistance to heat and fire, chemicals, viruses and tears. All of our bunker gear meets or exceeds the NFPA's specifications. Bunker gear is made-to-order, with custom measurements for each firefighter. We sell bunker gear under the Morning Pride brand name, which has been in existence since 1921 and has high distributor and end-user loyalty. Morning Pride products are made with proprietary designs, are protected by more than 100 patents, and use state-of-the-art materials such as Kevlar™, W.L. Gore's Crosstech™, PBI™, Nomex Omega™ and P-84™. Our sales force traditionally has been successful in influencing fire departments to specify items for which we have a patent, such as a bunker gear tail that extends protection below the waistline. Our unique, patented and field-tested features, such as dead air panels, liner inspection ports and heat channel knee technologies, combined with our awareness of end-users' needs for function and comfort, differentiate our bunker gear from that of our competitors. These proprietary designs and specialized materials have allowed us to improve the performance of bunker gear products and have significantly increased the growth rate of our sales of these products.

  Fireboots.    Fireboots typically must meet the strict design specifications set by the NFPA, including specifications for heat and flame resistance, compression, sole puncture resistance, electrical hazards and water protection. Leather fireboots are generally lighter in weight and provide firefighters with increased comfort and agility. Rubber fireboots are hand-made using state-of-the-art specialized materials such as Kevlar™, which is more durable than felt, the traditional fireboot material, and they also provide enhanced wear and flame resistance. Over the last five years, either Ranger, Servus or Pro-Warrington fireboots have been selected by virtually every major metropolitan fire department in the United States. Similar to the innovative design and engineering of our Morning Pride bunker gear, we have been at the forefront of fireboot design: for example; our Servus fighting-weight fireboots utilize UniShield™, an innovative latex dipping process which eliminates seams, thereby producing a lightweight fireboot that is up to 25% lighter than a conventional fireboot.

  Helmets, Gloves and Other Accessories.    Helmets, gloves and other firefighting accessories typically must meet the strict design specifications set by the NFPA, including those noted above for bunker gear as well as impact resistance, force transmission dissipation and burst strength. These products are made using state-of-the-art specialized materials such as the Fyrglass fiberglass helmet shell, which offers improved strength while being lightweight. Unique features, such as bloodborne pathogen interface capable technologies, differentiate our products from those of our competitors. Over the last decade, we have been selected as the vendor of choice to supply helmets, gloves and other accessories to numerous major metropolitan fire departments in the United States.

        Utility/High Voltage.    Our utility/high voltage products include linemen equipment, gloves, sleeves and footwear.

  Linemen Equipment.    Linemen equipment encompasses an array of products that enable utility workers to work with "live" electrical wires. These products are designed to protect against up to 40,000 volts of electricity. Products include insulating blankets, grounding equipment, linehose and covers, and guards that protect the worker, valuable equipment and reduce or eliminate outages. Our products are required to meet ANSI and ASTM standards.

  Gloves, Sleeves and Footwear.    We manufacture insulating gloves, sleeves and dielectric footwear, which are a lineman's first line of defense against electrical hazards. These products also must meet ANSI and ASTM standards.

Manufacturing Processes

        Approximately 85% of our net sales are from products manufactured or assembled by us, with the remainder sourced from a variety of low-cost vendors. The majority of our manufacturing occurs in the United States, though many low volume or hand-fabricated products are assembled in China, Mexico and the Caribbean. See "—Facilities."

        We manufacture our general industrial products using a variety of techniques. Respirators and cartridges are injection molded from silicon or plastics. Other protective footwear products serving the general industrial market are manufactured using a variety of methods, including hand-laid rubber, dipped neoprene latex, slush and injection molding. We use automated glove knitters as well as hand-sewn products in our work glove product offering. Head protection products are injection molded from high density polyethylene. Eye and ear protection products are molded and assembled by us. First aid products are bought and packaged. Fall protection products are cut and sewn.

        We manufacture firefighter garments through a made-to-order process, as both pants and coats are constructed to meet an end-user's individual specifications. Outer-shell and liner fabrics are cut, assembled with other components, including pockets, hardware, trim and lettering, and extensively inspected to ensure quality control. We recently significantly increased our capacity in this regard at our Dayton, Ohio facility, and installed Gerber material cutters and a Gerber mover, which automates the handling of bunker gear materials. Every fire service product we sell meets or exceeds the standards of the NFPA. Rubber fireboots are assembled by both hand-laid and automated dipping techniques.

        We manufacture our utility/high voltage service and hand protection products using a variety of techniques. We manufacture our chemical-resistant and electrical insulating gloves and sleeves using a multiple layering process of polymer dissolved in organic solvents. These processes are relatively automated and operate in closely controlled environments. Other chemical-resistant and coated fabric gloves are manufactured with water-based latex polymers. We manufacture utility linemen products, other than gloves, using injection, transfer or compression molding of natural and synthetic polymers. In 2000, we increased our utility linemen glove production capacity by more than 50% by adding a second dedicated facility in Charleston, South Carolina. The manufacturing processes utilize extensive in-line and post-manufacturing quality assurance because these products are designed to protect workers from hazardous and life-threatening environments.

Customers

        The majority of our sales are to specialty industrial, fire service and utility distributors. The balance of our products are sold directly to end-users. None of our customers account for more than 10% of our net sales.

        Our general industrial products are utilized in a variety of industries, including the manufacturing, agriculture, automotive, food processing, pharmaceutical, construction, petrochemical, nuclear, fishing, and biotechnology industries and the military. The primary end-users of our fire service products are professional fire departments and the primary end-users of our utility high/voltage products are utility companies.

        Set forth below is a summary of our net sales by geographic region for 2001 and 2002.

	Year Ended December 31,
Region	2001	2002
United States	71.8%	74.8%
Canada	16.8	15.7
Europe	6.8	6.7
Other	4.6	2.8

Total	100.0%	100.0%

        In general, we do not experience a significant backlog of customer orders. We do, however, have a backlog of orders from certain customers, such as the United States government, who tend to order products less frequently and in greater quantities, and our fire service customers, who tend to custom order products and therefore require greater lead time. The timing of these orders results in some backlog variability. As of September 28, 2002, and September 27, 2003, there was approximately $24.7 million and $31.2 million, respectively, of such backlog that management believed to be firm. The majority of this backlog will ship by the first quarter of 2004.

Competition

        The personal protection equipment market is highly competitive, with participants ranging in size from small companies focusing on a single type of personal protection equipment to a few large multinational corporations which manufacture and supply many types of personal protection equipment. Our main competitors vary by region and product. We believe that participants in this industry compete primarily on the basis of product characteristics (such as functional performance, comfort and durability), price, brand name trust and recognition and service. Set forth below is a brief summary of our most significant competitors by operating segment.

        General Industrial.    Bacou-Dalloz SA.; 3M; Mine Safety Appliances Company; Ansell Occupational Healthcare; LaCrosse Footwear, Inc.; Aearo Corporation; Pac-Kit Safety Equipment Co.; and Scott Technologies.

        Fire Service.    Bacou-Dalloz SA; Mine Safety Appliances Company; Globe Manufacturing Company; Lion Apparel, Inc.; LaCrosse Footwear, Inc.; and E.D. Bullard Co., Inc.

        Utility/High Voltage.    A.B. Chance Company; Hastings Fiber Glass Products, Inc.; and The White Rubber Corporation.

        We believe we compete favorably within each of our operating segments as a result of the breadth of our product offering, high product quality and strong brand trust and recognition.

Sales and Marketing

        We maintain a distinct sales force for each of our three operating segments. While the majority of our sales are through distributors, we have developed and employ a sales and marketing strategy designed to drive demand at both the distributor and the end-user levels. As part of this strategy, our sales forces call on the end-users of our products in their respective segments to generate demand using a "pull-through" effect whereby end-users of our products seek out our brands from distributors. One way our dedicated sales forces achieves this pull-through effect is by educating both distributors and end-users on the specific performance characteristics of our products, which provides significant positive differentiation relative to competing products. Customer training and education is particularly important with respect to our fire service and utility/high voltage products, which tend to be more technical in their design and use. Our product research and development teams work closely with our dedicated sales forces. By working closely with the end-users of our products, our sales forces gain valuable insight into our customers' preferences and needs and the ways in which we can further differentiate our products from those of our competitors.

        In recent months, we have created targeted sales campaigns designed around our domestic preparedness offering, including respiratory, hand protection and protective footwear. Leveraging our breadth of applicable products, we present end-users with comprehensive protection against nuclear, biological and chemical threats. Target customers include governments, hospitals, police and other "first responders." We recently received significant new orders from the United States and Israeli governments for products appropriate for use in responding to terrorist attacks.

Distribution Channels

        Our products are sold through three distinct distribution channels:

        General Industrial.    We distribute our general industrial products primarily through specialized personal protection equipment and general industrial distributors, as well as maintenance, repair and operations equipment distributors for whom personal protection equipment products are a core line of business. Vendor relationships with distributors tend to be non-exclusive. Our customer base includes national, regional and local distributors. Some of our key distributors, many of whom carry our full general industrial product line, include W.W. Grainger, Airgas, Fisher Scientific International and Vallen Corporation. In addition, selected footwear products are distributed through work-wear retailers. These retailers primarily serve farmers and agricultural workers. Our average relationship with our key general industrial customers is in excess of ten years.

        Fire Service.    The fire service segment's primary channel of distribution is through specialized fire service distributors. As a result of the breadth of our product offering and our reputation for quality, we have long-standing relationships with the premier fire service distributors in the United States, many of whom carry our products exclusively. Our average relationship with our largest ten fire service distributors is in excess of ten years.

        Utility/High Voltage.    The utility/high voltage segment primarily markets its products through specialized distributors and directly to utilities and electrical contractors. Sales to utilities are typically made pursuant to one-year contracts, while sales to distributors are typically open-ended purchase contracts. As a result of the breadth of our product offering and our reputation for quality, the utility/high voltage segment has long-standing relationships with many large utilities and the premier utility/high voltage service distributors. Our average relationship with our largest ten utility/high voltage customers is in excess of ten years.

Intellectual Property

        It is our policy to protect our intellectual property through a range of measures, including trademarks, patents and confidentiality agreements. We own and use trademarks and brand names to identify ourselves as a proprietary source of certain goods. The following brand names of certain of our products and product lines are registered in the United States: North, Morning Pride, Ranger, Servus, Pro-Warrington and Salisbury. Certain of our fire service products are marketed under the registered trademark Total Fire Group.

        Whenever possible, our intellectual property rights are protected through the filing of applications for and registrations of trademarks and patents. Our Morning Pride line of products, for example, is protected by more than 100 patents, including patents for such unique features as dead air panels, liner inspection ports and heat channel knee technologies. We also rely upon unpatented trade secrets for the protection of certain intellectual property rights, which trade secrets are also material to our business. We protect our trade secrets by requiring certain of our employees, consultants and other suppliers, customers, agents and advisors to execute confidentiality agreements upon the commencement of employment or other relationships with us. These agreements provide that all confidential information developed by, or made known to, the individual or entity during the course of the relationship with us is to be kept confidential and not to be disclosed to third parties except under certain limited circumstances. See "Risk Factors—Our continued success depends on our ability to protect our intellectual property."

Raw Materials and Suppliers

        The primary raw materials we use in the manufacture of our products include natural rubber, PVC, fabrics, nitrile, latex, moisture barriers and knitting yarns. We purchase these materials both domestically and internationally, and we believe our supply sources are both well established and reliable. We have close vendor relationship programs with the majority of our key raw material suppliers. Although we generally do not have long-term supply contracts, we have not experienced any significant problems in obtaining adequate raw materials.

Employees

        As of September 27, 2003, we had 2,684 full-time employees throughout the world. The following sets forth the number of employees by operating segment:

Operating Segment	Number of Employees
General Industrial	2,160
Fire Service	275
Utility/High Voltage	249

Total	2,684

        Approximately 575 of our 2,206 North American employees are represented by various unions, and the majority of our 478 European and African employees are represented by unions. We believe we have maintained good relationships with our unionized employees and we have not experienced any material disruptions in operations on account of our employees in the past five years.

Facilities

        We conduct our operations through 28 primary facilities, ten of which are owned. We believe we have sufficient capacity to support the projected growth in our business for the next five years.

        We manufacture respiratory and hearing products in Cranston, Rhode Island. In this facility, we have implemented lean manufacturing and Six Sigma process improvements and continue to invest in automated equipment. The Cranston facility also serves as a centralized distribution center for the general industrial segment in the United States.

        We manufacture fireboots and other protective footwear in our Rock Island, Illinois and Nashua, New Hampshire facilities. Our 110,000 square foot distribution center for protective footwear products is located in Davenport, Iowa, approximately five miles from the Rock Island, Illinois manufacturing plant, facilitating timely delivery of customer orders.

        We manufacture bunker gear in a leased facility in Dayton, Ohio. We recently significantly expanded the capacity of this facility and installed Gerber material cutters and a sophisticated Gerber mover, which automated the handling of bunker gear materials and significantly improved the productivity of the division.

        We assemble our first aid products at our Mexicali, Mexico facility, utilizing lower cost labor for kit packaging. Products manufactured in Mexicali are distributed through our Reno, Nevada warehouse and our Cranston distribution facility.

        Linemen gloves are manufactured at our two plants in Charleston, South Carolina, one of which was recently converted from an industrial hand protection plant to expand capacity by more than 50%. Linemen sleeves are manufactured in our Addison, Illinois facility. Other products serving the utility/high voltage service market, including line equipment, are manufactured at our Chicago, Illinois facility.

        We operate a plant in Charleston, South Carolina dedicated to nuclear, biological and chemical resistant gloves, utilizing a highly technical manufacturing process. As we are one of only two manufacturers in the United States with the process knowledge to produce such gloves, the United States Department of Defense historically paid us to maintain the facility on standby for potential production for the military. Beginning in 2002, the government mobilized the facility by ordering significant quantities of nuclear, biological and chemical resistant gloves for shipment throughout 2002 into 2003. We recently renewed a contract for the nuclear, biological and chemical resistant gloves that would extend through 2004. Additionally, we have received orders from the government of Israel for the same product.

        We operate several other hand protection facilities for the general industrial market. Our Maiden, North Carolina facility manufactures knitted and coated hand protection products, while butyl and dry-box hand protection lines are manufactured at our Clover, South Carolina facility. In Eichenzell, Germany, we manufacture and distribute a variety of liquid-proof and cut-resistent gloves in a 115,000 square foot owned facility.

        In our Toronto, Canada facility, we manufacture our fall protection product line. In our Rawdon, Canada and Montreal, Canada facilities, we produce numerous general industrial products, including eye, ear and head protection. Canadian distribution is coordinated through our Montreal facility and an additional facility in Edmonton, Canada.

        Due to the nature of product use, quality systems are of paramount importance. The vast majority of our United States plants are, or will become shortly, certified to the new ISO 9000:2000 standard.

        The following table sets forth a list of our primary facilities:

Facility (1)	Products	Locations	Approx. Sq. Fit	Owned/ Leased
General Industrial:
Manufacturing facility	Footwear (2)	Rock Island, IL	340,000	Leased
Offices, manufacturing facility & warehouse	Respiratory, Hearing, First Aid	Cranston, RI	240,000	Leased
Offices, manufacturing facility & warehouse	Various	Montreal, Canada	128,000	Leased
Warehouse	Footwear	Davenport, IA	110,000	Leased
Offices, manufacturing facility & warehouse	Hand Protection	Eichenzell, Germany	115,000	Owned
Offices, manufacturing facility & warehouse	Fall Protection, Various	Middleberg, Holland	75,000	Leased
Manufacturing facility	Hand Protection	Clover, SC	63,000	Owned
Manufacturing facility	Respiratory, First Aid Products	Mexicali, Mexico	57,000	Leased
Offices, manufacturing facility & laboratory	Hand Protection	Charleston, SC	52,000	Owned
Manufacturing facility	Hand Protection	Maiden, NC	51,000	Leased
Offices, manufacturing facility & warehouse	Various	New Germany, South Africa	43,000	Owned
Manufacturing facility	Hand Protection	Charleston, SC	43,000	Owned
Manufacturing facility	Footwear	Nashua, NH	38,000	Leased
Warehouse	Various	Middleberg, Holland	35,000	Leased
Manufacturing facility	Hearing, Head Protection	Rawdon, Canada	30,000	Owned
Offices, manufacturing facility & warehouse	Respiratory	Venlo, Holland	30,000	Leased
Offices, manufacturing facility & warehouse	Fall Protection	Etobicoke, Ontario	28,000	Leased
Warehouse	Various	Reno, NV	24,000	Leased
Offices & warehouse	Various	Islando, South Africa	23,000	Leased
Offices & warehouse	Various	Edmonton, Canada	20,000	Leased
Manufacturing facility	Hand Protection	Ostrava, Czech Republic	20,000	Owned
Fire Service:
Offices, manufacturing facility, laboratory & warehouse	Various	Dayton, OH	56,000	Leased
Utility/High Voltage:
Manufacturing facility	Linemen Equipment	Chicago, IL	92,000	Owned
Offices, manufacturing facility & warehouse	Linemen Equipment	Skokie, IL	44,000	Leased
Manufacturing facility	Linemen Sleeves	Addison, IL	26,000	Owned
Offices & manufacturing facility	Linemen Gloves	Charleston, SC	54,000	Owned
Warehouse	Linemen Gloves	Charleston, SC	44,000	Leased
Other:
Executive Suite	Not applicable	Oak Brook, IL	2,500	Leased

(1)
Excludes facilities in Tijuana, Mexico and Tallmadge, Ohio, which have been or will be closed in 2004, a facility in Zimbabwe, which has been deconsolidated due to adverse economic and political conditions, and a facility in Budapest, Hungary which is part of an equity method investment.

(2)
Also produces fireboots for the fire service segment and dielectric footwear for the utility/high voltage segment.

Environmental Matters

        As with all manufacturers, our facilities and operations are subject to federal, state, local and foreign environmental requirements. We do not currently anticipate any material adverse effect on our operations or financial condition as a result of our efforts to comply with, or our liabilities under, these requirements. We have identified three potential environmental liabilities that are set forth below, though we do not believe they are material.

        We were required by the South Carolina Department of Health and Environmental Control to investigate and clean up groundwater contaminated by several past solvent spills at one of our glove manufacturing plants in Charleston, South Carolina. Although some groundwater remediation has been performed, additional clean-up may be required based on the results of the further investigation. We do not expect the liability to be a material amount.

        Our Clover, South Carolina facility is subject to the "corrective action" requirements of the federal Resource Conservation and Recovery Act, requiring that we investigate areas of the Clover site where regulated wastes have historically been managed. At some point in the future, we will be required to remedy contamination identified by this investigation. We do not expect the liability to be a material amount. In addition, with regard to this matter, pursuant to agreements between us and the former owners of North Safety Products, Siebe plc., which was subsequently merged with BTR plc (now known as "Invensys plc"), we will be indemnified for all related costs by Invensys plc. Invensys plc. is an international electronics and engineering company with a market capitalization of over £997.2 million as of September 27, 2003.

        We have been named as a potentially responsible party under the federal Comprehensive Environmental Response, Compensation and Liability Act with regard to waste disposal in the 1980s at the Seaboard Chemical Corporation site in Jamestown, North Carolina. Wastes sent by North Safety Products, now part of NSP, to the Seaboard Chemical Corporation site are believed to comprise less than 1% of the total volume of all wastes sent to the site. We do not expect our share of liability will be material.

Legal Proceedings

        Our North Safety Products subsidiary or its predecessors is presently named as a defendant in approximately 692 lawsuits brought by a total of approximately 24,000 plaintiffs involving respirators manufactured and sold by it or its predecessors. Approximately 88% of these lawsuits involve plaintiffs alleging that they suffer from silicosis, with the remainder alleging they suffer from other or combined injuries, including asbestosis. These lawsuits typically allege that these conditions resulted in part from respirators that were negligently designed or manufactured. The defendants in these lawsuits are often numerous, and include, in addition to respirator manufacturers, employers of the plaintiffs and manufacturers of sand (used in sand blasting) and asbestos. We acquired our North Safety Products subsidiary on October 2, 1998 from Siebe plc. In connection with the acquisition, Siebe, which was subsequently merged with BTR plc (now known as "Invensys plc"), contractually agreed to indemnify us for any losses, including costs of defending claims, resulting from respiratory products manufactured prior to our acquisition of North Safety Products in October 1998. Nevertheless, we could potentially be liable for these losses or claims if Invensys fails to meet its obligations to indemnify us. We could also be liable if the alleged exposure involved the use of a product manufactured by us after our October 1998 acquisition of the North Safety Products business. Invensys is currently handling the defense of all of the cases, and to date we have not incurred any material costs with respect to these lawsuits. Consistent with the current environment being experienced by companies involved in silica and asbestos-related litigation, there has been an increase in the number of asserted claims that could potentially involve us. Based upon information provided to us by Invensys, we believe activity related to these claims was as follows for the periods indicated:

	2001	2002	2003 (1)
Beginning claims	298	363	306
New claims	133	185	530
Settlements	(29)	(134)	(38)
Dismissals	(39)	(108)	(106)

Ending claims	363	306	692

(1)
Through December 2, 2003.

We cannot determine our potential liability, if any, for such claims, in part because the defendants in these lawsuits are often numerous and the claims generally do not specify the amount of damages sought or the period of alleged exposure. Additionally, bankruptcy filings of companies with asbestos and silica-related litigation could increase our cost over time. If we were found liable in these cases and either Invensys failed to meet its indemnification obligations to us or the suit involved products manufactured by us after our October 1998 acquisition of North Safety Products, it would have a material adverse effect on our business.

        We are not otherwise involved in any material lawsuits. We historically have not been required to pay any material liability claims. We maintain insurance against product liability claims (with the exception of asbestosis and silicosis cases, for which coverage is not commercially available), but it is possible that our insurance coverage will not continue to be available on terms acceptable to us or that such coverage will not be adequate for liabilities actually incurred. We have a reserve of $2.3 million against potential uninsured product liability claims of North Safety Products for periods prior to October 1998. We have not recorded any losses against this reserve to date. This reserve is re-evaluated periodically, and additional charges or credits to operations may result as additional information becomes available. It is possible that we may incur liabilities in an amount in excess of amounts currently reserved. However, taking into account currently available information, historical experience, and our indemnification from Invensys, but recognizing the inherent uncertainties in the projection of any future events, we believe that these suits or claims should not result in final judgments or settlements in excess of our reserve.

MANAGEMENT

Executive Officers and Members of the Board of Managers

        Our executive officers and the members of NSP Holdings' board of managers are as follows:

Name	Age	Position(s) held
Robert A. Peterson	46	President and Chief Executive Officer, Member of NSP Holdings' Board of Managers
David F. Myers, Jr.	41	Executive Vice President and Chief Financial Officer, Member of NSP Holdings' Board of Managers
Charles S. Ellis	55	President—United States General Industrial
Claude L. Roberge	63	President—Canada and European General Industrial
William L. Grilliot	54	President—Fire Service
Kenneth R. Martell	55	Vice President and General Manager—Utility/High Voltage
Stephen J. Blewitt	43	Member of NSP Holdings' Board of Managers
Jay R. Bloom	47	Member of NSP Holdings' Board of Managers
Edward Levy	39	Member of NSP Holdings' Board of Managers
Marcus D. Wedner	40	Member of NSP Holdings' Board of Managers

        Set forth below is a brief description of the business experience of each of our executive officers and the members of NSP Holdings' board of managers.

        Robert A. Peterson.    Mr. Peterson has served as our President and Chief Executive Officer since our formation in June 1995, and he also serves on NSP Holdings' board of managers. Previously, from 1984 to 1991, Mr. Peterson held various senior positions at Farley Industries, a diversified group of manufacturing companies with sales in excess of $2.5 billion and, from 1992 to 1993, was President of Wright Line, a technical furniture company. From 1994 to 1995, Mr. Peterson was involved in strategic planning consulting for Farley Industries and Merchant Partners. He is also a CPA and a former manager of Ernst & Young. Mr. Peterson also is a director of Actuant Corporation.

        David F. Myers, Jr.    Mr. Myers has served as our Executive Vice President and Chief Financial Officer since our formation in June 1995, and he also serves on NSP Holdings' board of managers as an appointee of Argosy. Previously he was with Morris Anderson & Associates, a leading turnaround consulting firm, providing advisory services and serving as interim chief financial officer to companies with sales ranging from $50.0 million to $2.0 billion. Mr. Myers started his career at Ernst & Young in the corporate finance/restructuring consulting practice. Mr. Myers is a CPA.

        Charles S. Ellis.    Mr. Ellis has served as our President—U. S. General Industrial since June 2001. Mr. Ellis was previously at Thomas and Betts Corporation, where he served as president for the Lighting and Utility Division, a $320 million global business. Prior to joining Thomas and Betts in 1996, Mr. Ellis was President and COO of Elastimold, a division of Eagle Corp. He also worked for Westinghouse Electrical Corporation in a variety of positions over 17 years.

        Claude L. Roberge.    Mr. Roberge has served as our President—Canada and European General Industrial since our February 2000 acquisition of Arkon. From 1995 to 2000, Mr. Roberge was President and CEO of Arkon. Prior to that, Mr. Roberge was Vice President of Marketing for Arkon from 1986 to 1995.

        William L. Grilliot.    Mr. Grilliot has served as our President—Fire Service since our acquisition of Morning Pride in August of 1998. Mr. Grilliot was the co-owner of Morning Pride during the 20 years prior to its acquisition. Mr. Grilliot serves as a Captain and is Treasurer of the West Milton, Ohio Fire Department and has been active in the department for 16 years. He is also the industry representative on the NFPA Supervising Technical Correlating Committee.

        Kenneth R. Martell.    Mr. Martell has served as our Vice President and General Manager—Utility/High Voltage since August 1999. Mr. Martell has more than 30 years of manufacturing expertise. Prior to joining us, he was an executive vice president and general manager of the Plews/Eddelman division of Stant Corporation He has held executive positions at Epicor Industries, Parker Hannifin and American Can Corporation.

        Stephen J. Blewitt.    Mr. Blewitt has served as a member of NSP Holdings' board of managers since June 2001 as an appointee of the Hancock Group. Mr. Blewitt is a Senior Managing Director in the Bond & Corporate Finance Group of John Hancock and has been employed by John Hancock since 1982. Mr. Blewitt is also President of Hancock Mezzanine Advisors LLC, a subsidiary of John Hancock, and the managing member of the general partner of Hancock Mezzanine Partners, L.P. and Hancock Mezzanine Partners II, L.P., funds that invest primarily in mezzanine debt securities. Mr. Blewitt is also a director of SafeGuard Health Enterprises, Inc. and Medical Resources, Inc.

        Jay R. Bloom.    Mr. Bloom has served as a member of NSP Holdings' board of managers since December 2001 as an appointee of Argosy. Mr. Bloom is a founder and managing partner of Trimaran Capital Partners, a private investment firm. He is also a vice-chairman of CIBC World Markets Corp., co-head of the CIBC Argosy Merchant Banking Funds and a member of CIBC's Executive Board and United States Management Committee. Prior to joining CIBC in 1995, Mr. Bloom was a founder and managing director of The Argosy Group L.P. Mr. Bloom currently serves on the board of directors of IASIS Healthcare Corporation, JAC Holdings International, Inc., Lancer Industries, Inc., PrimeCo Wireless Communications, LLC and Transportation Technologies Industries, Inc.

        Edward Levy.    Mr. Levy has served as a member of NSP Holdings' board of managers since June 1998 as an appointee of Argosy. Mr. Levy has been a Managing Director of CIBC World Markets Corp. since August 1995, and co-head of CIBC World Markets Corp.'s Leveraged Finance Group since June 2001. From February 1990 to August 1995, Mr. Levy was a Managing Director of Argosy Group, L.P., an investment banking firm. Mr. Levy is also a director of Booth Creek Ski Holdings, Inc.

        Marcus D. Wedner.    Mr. Wedner has served as a member of NSP Holdings' board of managers since July 2003. Mr. Wedner joined Continental Illinois Venture Corp. in 1988 and is currently a partner with CIVC Partners, LLC, the general partner of CIVC Partners Fund, L.P. ("CIVC"). Mr. Wedner is the CIVC appointee to NSP Holdings' board of managers. Mr. Wedner is a director of TransWestern Publishing Company, L.P., General Roofing Services, Inc., and K & K Screw Products, LLC. Prior to joining CIVC, Mr. Wedner was a sales manager and interactive services product manager for Pacific Bell.

        There are no family relationships between any of our executive officers or directors.

Employment Agreements

        Robert A. Peterson.    We entered an employment agreement, dated as of January 1, 2002, with Mr. Peterson, pursuant to which Mr. Peterson is to serve as our Chief Executive Officer and President for a period of five years. Under the terms of this agreement, Mr. Peterson is entitled to receive a base salary of $386,925, subject to increases as merited and to reflect changes in the cost of living. Mr. Peterson is also entitled to a $700 per month automobile allowance, reimbursement for reasonable expenses, participation in whatever benefit programs we have in place for our employees who are not members of a collective bargaining unit (on a basis commensurate with his position) and four calendar weeks of vacation per year. In addition, Mr. Peterson is also eligible to receive a bonus, targeted at

90% of his base salary, based upon our achievement of performance criteria determined by NSP Holdings' board of managers and agreed to by Mr. Peterson.

        Mr. Peterson's employment with us is subject to early termination in the event of his death or disability or in the event that either he or we elect to terminate his employment. In the event his employment is terminated by us for cause or by Mr. Peterson without good reason (each as defined in the employment agreement), Mr. Peterson will be entitled to his base salary and benefits for the period ending on the termination date and any unpaid bonus for any year ending prior to the year in which such termination occurs. In the event that his employment is terminated (1) by us without cause, (2) by him for good reason, (3) due to his death or disability, or (4) due to our not offering, at least 90 days prior to the end of the term of his employment, to continue his employment for a period of at least two years, Mr. Peterson will be entitled to his base salary and benefits for the period ending on the termination date, any unpaid bonus for any year ending prior to the year in which such termination occurs, a pro rata bonus and (except in the event of termination due to his death) his base salary and benefits for a period of two years. Salary and benefits payable to Mr. Peterson due to our having elected not to continue his employment after the expiration of the initial five year term, will be offset by any payments or benefits received by Mr. Peterson in the second year following such termination as a result of his having obtained new employment. Any amounts due to Mr. Peterson shall be paid as if he had not been terminated, except that in the event that Mr. Peterson terminated his employment due to a change in control, such amounts shall be paid in a lump sum within 10 days of his resignation, in an amount discounted to present value at a rate of 7% per year.

        This employment agreement is also subject to non-solicitation, non-competition and confidentiality provisions that are customary, other than a provision allowing Mr. Peterson to solicit the employment of his personal assistant and Mr. Myers in the event that Mr. Peterson's employment with us is terminated.

        Also on January 1, 2002, NSP Holdings entered into a letter agreement with Mr. Peterson pursuant to which he was made eligible for certain additional bonuses in recognition of his work performance. Under the terms of the letter agreement, Mr. Peterson is entitled to receive cash bonuses in the amount of $219,099 on each of December 23, 2002 and 2003. In addition, Mr. Peterson is also eligible to receive an additional bonus in the amount of $1,752,789 on the earlier of December 31, 2016 or the occurrence of certain events including (1) a sale of the company, (2) a public offering generating $50.0 million or more, (3) a change of control, which is defined as any transaction after which the John Hancock Group or the CIBC/Argosy Group do not have the power to elect a majority of our board of managers, (4) NSP Holding's election to repurchase Mr. Peterson's equity securities pursuant to the terms of NSP Holdings' Amended and Restated Limited Liability Company Agreement, and (5) one day prior to the maturity date of the management loans made by NSP Holdings to Mr. Peterson. In the event that this bonus becomes payable prior to the payment of the bonuses payable on December 23, 2002 and 2003, such bonuses will also become due and payable at that time. Mr. Peterson will lose his eligibility to receive these bonuses and will have to repay any such bonuses already received in certain circumstances, including upon termination for cause or violation of the non-compete, non-solicitation or confidentiality provisions of the letter agreement.

        David F. Myers, Jr.    We entered an employment agreement, dated as of January 1, 2002, with Mr. Myers, pursuant to which he is to serve as our Chief Financial Officer and Executive Vice President on substantially the same terms as those contained in Mr. Peterson's employment agreement, except that (1) his base salary was initially set at $286,538 and (2) the non-solicitation provision contained in the agreement provides an exception allowing Mr. Myers to solicit the employment of Mr. Peterson.

        Also on January 1, 2002, NSP Holdings entered into a letter agreement with Mr. Myers pursuant to which he was made eligible for certain additional bonuses in recognition of his work performance.

The terms of the letter agreement entered into with Mr. Myers are substantially the same as those contained in the letter agreement entered into with Mr. Peterson, except that the bonuses payable on December 23, 2002 and 2003 are in the amount of $135,184 and the bonus payable on the earlier of December 31, 2016 or the occurrence of certain events is in the amount of $1,081,475.

        Charles S. Ellis.    Our subsidiary, North Safety Products, Inc., entered into an employment agreement, dated as of June 25, 2001, with Mr. Ellis, pursuant to which he is to serve as President of North Safety Products, Inc.'s United States industrial division. Under the terms of this agreement, Mr. Ellis is entitled to receive a base salary of $250,000. Mr. Ellis is also entitled to participate in all employee benefits plans for which senior executives of North Safety Products, Inc. are eligible and three calendar weeks of vacation per year. In addition, Mr. Ellis is eligible to receive a bonus targeted at 75% of his base salary. In the event that Mr. Ellis is terminated without cause he is entitled to severance pay equal to 150% of one year's base salary, payable over one year, provided that he enters into a release agreement satisfactory to North Safety Products, Inc. This employment agreement also contains customary non-solicitation and non-competition provisions.

        Claude L. Roberge.    Our subsidiary, Arkon, entered into an employment agreement, dated as of February 17, 2000, with Mr. Roberge. The agreement provides that Mr. Roberge will serve as President and Chief Executive Officer of Arkon for a term of four years. Pursuant to the terms of this agreement Mr. Roberge is entitled to a base salary of not less than C$332,000 per year during the employment period and an incentive bonus targeted at 30% of his base salary at the end of each fiscal year. Mr. Roberge may also participate in Arkon's employee benefit programs. Under the terms of this employment agreement Mr. Roberge's employment continues until his resignation, death, disability, or termination by Arkon with or without cause. If Mr. Roberge's employment is terminated by Arkon without cause or he resigns for good reason (each as defined in the employment agreement), he is entitled to receive his base salary for eighteen months. If Mr. Roberge's employment is terminated for disability (as defined in the employment agreement), then he is entitled to receive his base salary for nine months. This employment agreement also contains customary non-solicitation and non-competition provisions.

        Kenneth R. Martell.    Our utility/high voltage division, W.H. Salisbury & Co., entered into an employment agreement in August 1999 with Mr. Martell pursuant to which he is to serve as vice president and general manager. Under the terms of this agreement, Mr. Martell is entitled to receive a base salary of $155,000. Mr. Martell is also entitled to participate in all employee benefits plans for which senior executives are eligible, a $600 per month automobile allowance and three calendar weeks of vacation per year. In addition, Mr. Martell is eligible to receive a bonus targeted at 30% of his base salary.

Compensation of Executive Officers

        The following table shows the compensation for 2002 of our Chief Executive Officer and our next four most highly compensated executive officers performing our policy making functions (the "Named Executive Officers"):

	Annual Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation (1)	All Other Compensation
Robert A. Peterson President and Chief Executive Officer	2002	$386,925	$471,354	$31,288	$6,292	(2)
David F. Myers, Jr. Executive Vice President and Chief Financial Officer	2002	268,540	310,259	22,098	6,292	(3)
Charles S. Ellis President—United States General Industrial	2002	257,404	110,000	—	43,010	(4)
Claude L. Roberge (5) President—Canada and European General Industrial	2002	227,619	55,738	—	4,300	(6)
Kenneth R. Martell Vice President and General Manager—Utility/High Voltage	2002	177,169	46,157	—	14,690	(7)

(1)
Includes amounts reimbursed during the fiscal year for the payment of taxes.

(2)
Includes a matching payment of $5,500 to our 401(k) plan and payment of life insurance premiums of $792.

(3)
Includes a matching payment of $5,500 to our 401(k) plan and payment of life insurance premiums of $792.

(4)
Includes payment of relocation expenses of $34,980, a matching payment of $6,627 to our 401(k) plan and payment of life insurance premiums of $1,403.

(5)
Amounts paid to Mr. Roberge have been translated into United States dollars at a rate of $0.637 = C$1.00, the average exchange rate during the year ended December 31, 2002.

(6)
Reflects a Registered Retirement Savings Plan contribution of $4,300.

(7)
Includes an $8,000 payment to Salisbury's profit sharing plan, a matching payment of $6,000 to our 401(k) plan and payment of life insurance premiums of $690.

Option/UAR Exercises

        The following table provides information on the Named Executive Officers' exercises of (1) options to purchase NSP Holdings' common units and (2) NSP Holdings' UARs in 2002 and the value of unexercised NSP Holdings options and NSP Holdings UARs at December 31, 2002.

	Shares Acquired on Exercise (A) Options (B) UARs		Number of Unexercised (A) Options (B) UARs at 12/31/02		Value ($) of Unexercised In-The-Money (A) Options (B) UARs at 12/31/02 (1)
Value ($) Realized
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert A. Peterson	(A)— (B)—	$—	156,820 70,248	0 0	$—	$—
David F. Myers, Jr.	(A)— (B)—	—	98,797 42,151	0 0	—	—
Charles S. Ellis	(A)— (B)—	—	0 140,000	0 0	—	—
Claude L. Roberge	(A)— (B)—	—	10,413 0	0 0	—	—
Kenneth R. Martell	(A)— (B)—	—	0 0	0 0	—	—

(1)
Based upon the book value of NSP Holdings' common units on December 31, 2002, none of its options or UARs were in-the-money.

Pension Plans

        Norcross Safety Products L.L.C. Employees' Pension Plan.    Mr. Ellis participates in the Norcross Safety Products L.L.C. Employees' Pension Plan (the "NSP Pension Plan"), a non-contributory, tax-qualified defined benefit plan which provides covered employees with a minimum retirement benefit. Benefits under the NSP Pension Plan are calculated based on (1) the employee's average monthly compensation for the five consecutive calendar years for which the participant's aggregate compensation was greatest and (2) the employee's years of credited service. Compensation covered by the NSP Pension Plan includes total cash compensation required to be reported on Form W-2, plus any compensation deferred under Section 401(k) of the Internal Revenue Code, plus any compensation reductions under a plan pursuant to Section 125 of the Internal Revenue Code. The following table shows the estimated annual pensions that persons in specified categories would have received under the NSP Pension Plan if they had retired on January 1, 2003 at the age of 65. These amounts are not subject to deduction for Social Security benefits. The table assumes the retiree has selected a straight-life annuity commencing at age 65.

	Annual Pension After Specified Years of Credited Service
Average Annual Compensation For the 5 Years
	10 Years	15 Years	20 Years	25 Years	30 Years	35 Years
$100,000	$12,961	$19,442	$25,923	$32,403	$38,884	$45,365
125,000	16,711	25,067	33,423	41,778	50,134	58,490
150,000	20,461	30,692	40,923	51,153	61,384	71,615
175,000	24,211	36,317	48,423	60,528	72,634	84,740
200,000	27,961	41,942	55,923	69,903	83,884	97,866
225,000	31,711	47,567	63,423	79,278	95,134	110,990
250,000	35,461	53,192	70,923	88,653	106,384	124,115
300,000	42,961	64,442	85,923	107,403	128,884	150,365
400,000	57,961	86,942	115,923	144,903	173,884	202,865
450,000	65,461	98,192	130,923	163,653	196,384	229,115
500,000	72,961	109,442	145,923	182,403	218,884	255,365

        Mr. Ellis' average annual compensation for purposes of the NSP Pension Plan would be the combined amount listed under salary and bonus shown in the Compensation of Executive Officers table above.

        W.H. Salisbury & Co. Employees' Pension Plan.    Prior to April 1, 2001, North Safety Products Inc., acting through its W.H. Salisbury & Co. division, maintained the W.H. Salisbury & Co. Employees' Pension Plan. Effective April 1, 2001, that plan was merged into the NSP Pension Plan. However, certain provisions of the W.H. Salisbury & Co. Pension Plan were preserved with respect to employees of the W.H. Salisbury & Co. division of NSP. As an employee of Salisbury, Mr. Martell participates in the NSP Pension Plan as it applies to employees of Salisbury (the "Salisbury Plan"). Benefits under the Salisbury Plan are calculated based on (1) the employee's average monthly compensation for the three consecutive years out of the last 10 years which yields the highest average and (2) the employee's years of credited service. Compensation covered by the Salisbury Plan includes all amounts paid for services rendered in the course of employment excluding contributions made by us to a plan of deferred compensation to the extent such amounts are excluded from gross income. Benefits under the plan are partially offset by the benefits which could be received from a straight life annuity provided to the participant under W.H. Salisbury & Co.'s defined contribution plan.

        The following table shows the estimated annual pensions that persons in specified categories would have received under the Salisbury Plan if they had retired on January 1, 2003 at the age of 65. These amounts are not subject to deduction for Social Security benefits. The table assumes the retiree has selected a straight-life annuity commencing at age 65.

	Annual Pension After Specified Years of Credited Service
Average Annual Compensation For the 3 Years
	10 Years	15 Years	20 Years	25 Years	30 Years	35 Years
$100,000	$20,150	$30,225	$40,296	$40,296	$40,296	$40,296
125,000	25,850	38,775	51,696	51,696	51,696	51,696
150,000	31,550	47,325	63,096	63,096	63,096	63,096
175,000	37,250	55,875	74,496	74,496	74,496	74,496
200,000	42,950	64,425	85,896	85,896	85,896	85,896
225,000	48,650	72,975	97,296	97,296	97,296	97,296
250,000	54,350	81,525	108,696	108,696	108,696	108,696
300,000	65,750	98,625	131,496	131,496	131,496	131,496
400,000	88,550	132,825	177,096	177,096	177,096	177,096
450,000	99,950	149,925	199,896	199,896	199,896	199,896
500,000	111,350	167,025	222,696	222,696	222,696	222,696

        Mr. Martell's average annual compensation for purposes of the Salisbury Plan would be the combined amount listed under salary and bonus shown in the Compensation of Executive Officers table above.

        North Safety Products Benefit Restoration Plan.    Mr. Ellis also participates in a non-contributory, non-qualified, unfunded defined benefit plan (the "Restoration Plan"). The Restoration Plan is open to all participants in the NSP Pension Plan whose benefits are limited by the Internal Revenue Code or those employees selected by resolution of our board of managers. The objective of the Restoration Plan is to pay a supplemental benefit equal to the maximum benefit amount that the participant would have received under the NSP Retirement Plan if (1) there were no limitations on the maximum benefits payable under either of the plans and (2) if certain Internal Revenue Code limitations did not apply.

        Benefits are payable under the Restoration Plan only to the extent that the benefits calculated under the plan exceed the total monthly benefits that are otherwise payable to the participant under the NSP Pension Plan. The benefits calculated under the Restoration Plan equal the greater of:

    •
    1.0% of the participant's average final monthly compensation, plus 0.5% of the participant's average final monthly compensation in excess of "covered compensation," multiplied by years and partial years of credited service. Covered compensation equals the average of the contribution and benefit bases in effect under Section 230 of the Social Security Act for each year in the 35 year period ending with the year in which the participant attains Social Security retirement age, not to exceed 35 years; or

    •
    1.67% of the participant's average final monthly compensation multiplied by years and partial years of credited service, less 1.67% of the participants primary social security benefit multiplied by his years of service and full months of credited service, not to exceed 35 years.

        The estimated credited years of service under each of the pension plans described above for Messrs. Ellis and Martell will be two and four years, respectively, as of August 2003.

Board of Managers Members' Compensation

        Managers are not entitled to any compensation for serving on NSP Holdings' board of managers.

Compensation Committee Interlocks and Insider Participation

        NSP Holdings' compensation committee is comprised of Messrs. Peterson, Bloom and Blewitt. Mr. Peterson is our President and Chief Executive Officer. We have made certain loans to Mr. Peterson to allow Mr. Peterson to purchase equity in NSP Holdings. With the proceeds of the offering of the outstanding notes, we purchased preferred units from Mr. Peterson in the amount of $1.0 million. See "Certain Relationships and Related Transactions—Management Loans" and "—Repurchase of Preferred Units of NSP Holdings."

Unit Appreciation Rights Plan

        In order to provide additional financial incentives to our management, certain members of our management are eligible to participate in a Unit Appreciation Rights Plan, which became effective on January 1, 1997. Participation in the plan is open to certain key individuals selected by NSP Holdings' board of managers. A member of NSP Holdings' board of managers who participates in the plan may not vote on any question pertaining to himself or herself.

        Once selected by NSP Holdings' board of managers, an individual remains a participant in the plan until his or her employment is terminated. Following the end of each fiscal year, NSP Holdings' board of managers may recommend new participant allocations. A participant's appreciation rights in the plan vest over a period of four years, but are fully vested upon a sale or initial public offering of NSP Holdings, termination of the plan, or the participant's death or disability if such occurs while in the service of the company.

        Upon termination of service for cause, as defined in the plan, all of a participant's appreciation rights terminate, whether vested or un-vested. Upon a participant's termination of service other than for cause, the exit value of his or her appreciation rights are fixed on such date. Generally, payment with respect to appreciation rights is deferred until the participant's death, disability, or 65th birthday, at which time he or she is entitled to the lesser of the exit value or the market value of the appreciation rights. However, at any time following a participant's termination of service but before his or her death, disability, or 65th birthday, he or she may demand and receive payment for all vested appreciation rights exercisable based on their exit value. At any time following a participant's termination of service, NSP Holdings also has the option to pay the participant the exit value of all vested appreciation rights then exercisable.

        Upon an initial public offering or a sale of NSP Holdings for cash, notes and/or publicly-traded securities, the appreciation rights will be redeemed. In the event of a merger in which NSP Holdings remains in control, the appreciation rights will remain in place subject to appropriate dilution. However, in the event of a sale or an initial public offering of NSP Holdings that is not for cash, notes and/or publicly-traded securities, NSP Holdings may choose to liquidate the appreciation rights for cash. Nothing contained in the plan obligates NSP Holdings to retain any plan participant as an employee or interferes with its right to discharge any participant at any time. Nor does the plan interfere with any participant's right to terminate at any time his or her employment or service relationship with NSP Holdings.

Equity Option Agreements

        Robert A. Peterson.    NSP Holdings has entered into an option agreement, dated February 17, 2000, with Mr. Peterson pursuant to which Mr. Peterson was granted an option to purchase 156,820 Class C Common Units of NSP Holdings at an exercise price of $5.89 per unit. The option expires upon the earlier of (1) February 17, 2010 or (2) the occurrence of a liquidity event if the option is not exercised within twenty days of receiving notice of such liquidity event from NSP Holdings as required under the agreement.

        David F. Myers, Jr.    NSP Holdings has entered into an option agreement, dated February 17, 2000, with Mr. Myers pursuant to which Mr. Myers was granted an option to purchase 98,797 Class C Common Units of NSP Holdings at an exercise price of $5.89 per unit. The option expires upon the earlier of (1) February 17, 2010 or (2) the occurrence of a liquidity event if the option is not exercised within twenty days of receiving notice of such liquidity event from NSP Holdings as required under the agreement.

        William L. Grilliot and Mary I. Grilliot.    NSP Holdings has entered into an option agreement, dated as of July 31, 1998 and amended on September 30, 1998, with Mr. Grilliot and Ms. Grilliot pursuant to which the Grilliots have been granted an option to purchase a total of 21,124 Class A Common Units of NSP Holdings at an exercise price of $2.10 per unit and 21,124 Preferred Units of NSP Holdings at an exercise price of $3.90 per unit. The options expire on July 31, 2008.

        Claude L. Roberge.    NSP Holdings has entered into an option agreement, dated February 17, 2000, with Mr. Roberge pursuant to which Mr. Roberge was granted an option to purchase 10,413.3 Class A Common Units of NSP Holdings at an exercise price of $5.89 per unit. The option expires upon the earlier of (1) December 31, 2009 or (2) the occurrence of a liquidity event if the option is not exercised within 20 days of receiving notice of such liquidity event from NSP Holdings as required under the agreement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Limited Liability Company Agreement

        The Amended and Restated Limited Liability Company Agreement of NSP Holdings provides that all aspects of the management and direction of NSP Holdings is the responsibility of its managers. NSP Holdings may have between three and six managers. So long as the CIBC/Argosy Group, which includes Argosy, CIBC, CIBC WMV Inc., CIBC WMC Inc., CIBC Wood Gundy Ventures, Inc. and Co-Investment Merchant Fund 2, L.L.C., own at least 15% of its outstanding common units, and so long as NSP Holdings has not completed an initial public offering, Argosy has the right to appoint three of its managers. So long as the Hancock Group own at least 15% of its outstanding common units, and so long as NSP Holdings has not completed an initial public offering, a majority of the common units held by the Hancock Group has the right to appoint one of its managers. So long as CIVC shall own at least 7% of its outstanding common units, and so long as NSP Holdings has not completed an initial public offering, CIVC has the right to appoint one of its managers. Any remaining managers may be appointed by the holders of NSP Holdings' Class A and Class C Common Units. Jay Bloom, Edward Levy and David F. Myers, Jr. are the managers appointed by Argosy. Stephen Blewitt is an appointee of the Hancock Group, and Marcus Wedner is an appointee of CIVC. In the event that Mr. Myers ceases to be a manager, his replacement shall be appointed by Argosy, subject to the approval of the majority of the common units held by the Hancock Group.

        The agreement authorizes NSP Holdings to issue Class A Common Units, Class B Common Units, Class C Common Units, Class D Common Units and Preferred Units. The Class A Common Units and Class C Common Units are the only classes of NSP Holdings' equity securities with voting rights. As discussed in "Description of Other Obligations—Preferred Units," the Preferred Units are entitled to a preference on distributions by NSP Holdings as compared to the common units, which otherwise share equally in all distributions. Subject to certain exceptions, the holders of NSP Holdings' equity securities have preemptive rights with regard to further issuances of NSP Holdings' equity securities, which entitle them to participate pro rata in such issuances, based upon their ownership of NSP Holdings' common units. Generally, each class of common units is freely convertible into any other class of common units. However, members who are employees of NSP Holdings or its subsidiaries may not convert their Class C Common Units, and members who are subject to the Bank Holding Company Act may only convert their units under certain limited circumstances, such as a change of control.

        NSP Holdings is obligated under the terms of the agreement to redeem all of its Preferred Units on September 30, 2013 or upon a change of control, if sooner, at a price equal to the then unpaid preferred yield and the portion of the original capital contribution made on the Preferred Units that has not been previously returned to the holders of the Preferred Units (the "Redemption Price"). At its election, NSP Holdings may redeem the Preferred Units prior to September 30, 2013 in exchange for a note in the amount of the Redemption Price, due September 30, 2013, or upon a change of control, if sooner. This note will accrue interest daily and compound semiannually at a rate of 10% per year.

        The agreement generally prohibits the transfer of NSP Holdings' equity securities by the holders of those securities other than in certain limited circumstances, such as pursuant to a public offering, a sale of the company, the withdrawal of a member, or the termination of the employment of a member who is an employee of NSP Holdings or its subsidiaries. In certain situations, NSP Holdings, followed by the Hancock Group and the CIBC/Argosy Group, followed in turn by the remaining members, shall have a right of refusal on the securities to be transferred.

        In addition, pursuant to the terms of the agreement, members who are employees of NSP Holdings or its subsidiaries have agreed that, for a period of 24 months following the termination of his or her membership, he or she will not be an officer, director, agent, employee, consultant of, or have a greater than 5% equity interest in, a business that engages in the manufacturing and/or marketing of personal protection equipment. Such members have also agreed, for a like period of time, not to solicit any of NSP Holdings' or its subsidiaries' customers, partners, vendors or strategic alliance partners or to employ or solicit for employment any employee, consultant or independent contractor of NSP Holdings or its subsidiaries.

Issuance of Senior Subordinated Notes and Warrants

        In February 2000, Norcross Safety Products L.L.C., North Safety Products, Inc. and Morning Pride Manufacturing L.L.C. issued $95.0 million of senior subordinated notes, guaranteed by all of their domestic subsidiaries, primarily to replace existing indebtedness. John Hancock, a holder of approximately 39.6% of NSP Holdings' voting equity interests, along with entities for which it acts as portfolio advisor, held $25.0 million of such notes. These notes bore interest at 13%, payable quarterly, would have matured on August 17, 2005 and ranked pari passu with our other subordinated indebtedness. We used the proceeds of the offering of the outstanding notes to repay these notes, plus accrued interest of $2.6 million and a prepayment premium of $2.9 million.

        In conjunction with the February 2000 issuance of senior subordinated notes, NSP Holdings issued 405,352.4 warrants. Each warrant entitled the holder to receive, upon exercise of the warrant and payment of the $0.001 per warrant exercise price, one Class A Common Unit of NSP Holdings and 0.9495716 Preferred Units of NSP Holdings. These warrants were issued to the holders of the notes, including John Hancock and entities for which John Hancock acts as portfolio advisor, which were issued warrants to purchase 106,671.7 Class A Common Units and 101,283.8 Preferred Units. We repurchased the warrants in connection with the offering of the outstanding notes and John Hancock and entities for which John Hancock acts as portfolio advisor received $1.4 million in connection therewith.

        Stephen Blewitt is an employee of John Hancock, a 40.6% equityholder in Holdings, and is appointed to Holdings' board of managers by the Hancock Group. See "—Limited Liability Company Agreement."

Amended and Restated Registration Rights Agreement

        In connection with our February 2000 issuance of senior subordinated notes and warrants, NSP Holdings entered into a registration rights agreement with certain of its members, including John Hancock, Hancock Mezzanine Partners L.P., Argosy, CIVC, CIBC WMV Inc., Mr. Peterson, Mr. Myers and Mr. Grilliot. Under the terms of the agreement, the CIBC/Argosy Group and the Hancock Group have the right, subject to specified conditions, to require NSP Holdings, after it has made an initial public offering of its equity securities, to register any or all of their common units (or such securities that have been issued with respect to their common units) under the Securities Act on Form S-1, a "long-form registration," or on Form S-2 or Form S-3, a "short-form registration." In case of either a long-form registration or short-form registration, registration shall be at NSP Holdings' expense. NSP Holdings is not required, however, to effect any such registration during any lock-up period imposed by an underwriter in an underwritten public offering. All holders of registrable securities are entitled to request inclusion of such securities in any registration under the Securities Act, subject to customary exceptions and cut-backs.

        In connection with all such registrations, NSP Holdings has agreed to indemnify all holders of registrable securities against certain liabilities, including liabilities under the Securities Act.

        Certain members of Holdings' board of managers are affiliated with the Hancock Group, CIBC, Argosy and CIVC. See "—Limited Liability Company Agreement."

Repurchases of Preferred Units of NSP Holdings

        We used a portion of the proceeds of the offering of the outstanding notes to repurchase preferred units of NSP Holdings from Mr. Peterson and Mr. Myers, resulting in aggregate payments to Mr. Peterson and Mr. Myers of $1.0 million and $0.6 million, respectively.

Issuance of Junior Subordinated Notes to Finance KCL Acquisition

        We partially financed our acquisition of KCL through the issuance of $5.1 million in aggregate principal amount of junior subordinated notes. These notes were issued to certain of our existing equityholders, including to John Hancock, Argosy, certain CIBC affiliates and CIVC, in an aggregrate principal amount of approximately $4.9 million. We repaid these junior subordinated notes with the proceeds of the offering of the oustanding notes.

        Certain members of Holdings' board of managers are affiliated with the Hancock Group, CIBC, Argosy and CIVC. See "—Limited Liability Company Agreement."

Management Loans

        In October 1998, in connection with the acquisition of North Safety Products, Ltd.; James North (Africa) Pty. Ltd.; Industrie-Schutz-Produkte GmbH; and Siebe North Holdings Corp., certain members of our management entered into nonrecourse promissory notes with NSP Holdings in order to raise the capital necessary to purchase NSP Holdings' Class C Common Units. Members of management to whom such loans were made include Mr. Peterson ($617,698) and Mr. Myers ($379,446). As of September 27, 2003, Mr. Peterson and Mr. Myers owed $555,928 and $341,501, respectively, on these notes.

        In February 2000, in connection with our acquisition of Arkon, certain members of our management entered into nonrecourse promissory notes with NSP Holdings in order to raise the capital necessary to purchase NSP Holdings' Class A Common Units and Preferred Units. Members of management to whom such loans were made include Mr. Peterson ($556,671) and Mr. Myers ($345,142). As of September 27, 2003, Mr. Peterson and Mr. Myers owed $501,004 and $310,628, respectively, on these notes.

        All of these notes are non-interest bearing and mature on the earlier of (1) December 31, 2016, (2) the sale of NSP Holdings, (3) the sale by the borrower of any of the units collateralizing the note, (4) the liquidation, dissolution or winding-up of NSP Holdings, (5) a public offering by NSP Holdings of its units or warrants or (6) a default under the terms of the note. Prepayment of these loans must be made by the borrowers in the amount of 40% of any supplemental bonuses they receive and 100% of any distributions paid on, or proceeds from the sale of, the borrower's Class A Units. The October 1998 notes are collateralized by certain of the Class A Common Units of the borrowers and the February 2000 notes are collateralized by certain of the Class A Common Units and Preferred Units of the borrowers.

Seller Notes

        Morning Pride Subordinated Seller Note.    In connection with the acquisition of Morning Pride in August 1998, our wholly owned subsidiary, Morning Pride Manufacturing L.L.C. issued a $2.9 million subordinated seller note to William L. Grilliot, our President—Fire Service and the President of Morning Pride, and his wife Mary I. Grilliot, a Vice President of Morning Pride. The note is an unsecured subordinated promissory note guaranteed by NSP. The note accrues interest at a rate equal to the prime rate plus 200 basis points and is payable quarterly in arrears. Principal is payable in 20 consecutive quarterly payments of $146,200 commencing October 1, 2000. All unpaid principal and accrued but unpaid interest is due July 1, 2005. The note may be prepaid at any time without penalty and the payees may demand prepayment of the note in the event of a change of control. The note ranks pari passu with our other subordinated indebtedness. As of September 27, 2003, there was $1.2 million outstanding under this note.

        Arkon Subordinated Seller Note.    In connection with the acquisition of Arkon in February 2000, NSP Holdings issued a C$5.5 million subordinated seller note. Claude L. Roberge, our President—Canada and European General Industrial, controls an entity that has a 26.0% interest in this note. The note bears interest at the Canadian prime rate, with interest payable quarterly. The remaining principal of approximately C$2.8 million at September 27, 2003 is payable in equal installments on September 30, 2003 and 2004. This note is an unsecured obligation that ranks pari passu with existing and future subordinated indebtedness of NSP Holdings. Payments servicing this debt are made from NSP to NSP Holdings subject to compliance with covenants within our senior credit facility.

Family Relationships

        William L. Grilliot, our President—Fire Service, is the husband of Mary I. Grilliot, the Vice President of our Morning Pride Manufacturing L.L.C. Mrs. Grilliot was paid an aggregate salary and bonus of $137,000 for her services during the year ended December 31, 2002.

Equity Contributions

        Arkon Acquisition.    In February 2000, we acquired the stock of Arkon for $35.9 million. Our equityholders invested $19.8 million of additional equity to partially fund this acquisition. Of this additional equity, the following of our officers and directors and the principal equityholders of NSP Holdings purchased the number of both Class A Common Units and Preferred Units of NSP Holdings indicated at a price of $5.86 and $10.93 per unit, respectively: Mr. Peterson—33,101; Mr. Myers—20,523; Mr. Grilliot—4,359 (including 2,179 units acquired by his wife, Mary I. Grilliot); Argosy—29,548; John Hancock—451,667 (including 168,146 units acquired by Hancock Mezzanine Partners L.P.); CIBC—257,179 (including 257,179 units acquired by CIBC WMV Inc.); and CIVC—168,146.

        Arbin Acquisition.    In December 2002, we acquired the stock of Arbin for €6.3 million. Our equityholders invested $3.0 million of additional equity to partially fund this acquisition. Of this additional equity, the following of our officers and directors and the principal equityholders of NSP Holdings purchased the number of Class A Common Units and Preferred Units of NSP Holdings indicated at a price of $5.86 and $10.93 per unit, respectively: Mr. Peterson—4,984 Class A Common Units and 2,846 Preferred Units; Mr. Myers—3,090 Class A Common Units and 1,742 Preferred Units; Mr. Grilliot—609 Class A Common Units and 623 Preferred Units (including 304 Class A Common Units and 311 Preferred Units acquired by his wife, Mary I. Grilliot); Argosy—10,618 Class A Common Units and 10,867 Preferred Units; John Hancock—101,099 Class A Common Units and 103,466 Preferred Units; and CIBC—47,013 Class A Common Units and 48,113 Preferred Units (including 4,701 Class A Common Units and 4,811 Preferred Units acquired by Co-Investment Merchant Fund 2, L.L.C. and 42,312 Class A Common Units and 43,302 Preferred Units acquired by CIBC WMV Inc.).

        Certain members of Holdings' board of managers are affiliated with the Hancock Group, CIBC, Argosy and CIVC. See "—Limited Liability Company Agreement."

Real Property Leases

        Morning Pride Manufacturing L.L.C. leases a facility in Dayton, Ohio from American Firefighters Cooperative, Inc., a corporation controlled by William L. Grilliot, our President—Fire Service. The initial term of the lease ends on February 28, 2005. The base rent is $333,459.12 per year, payable in monthly installments. In addition, we must also pay American Firefighters Cooperative, Inc. the actual amount of all real estate taxes, and all general and special assessments of every kind, as additional rent during the term of the lease. The annual rent paid in each of 2002, 2001, and 2000 was $352,884, $335,479 and $337,459, respectively.

        We have the option to extend the lease for an additional five-year term upon the same covenants and agreements, except for rent, by giving at least three months' notice of our intent to renew prior to the termination of the initial term of the lease. The rent for the renewal term will be the fair market value for the premises. If the lease expires or is terminated at any time prior to July 1, 2010, we must reimburse American Firefighters Cooperative, Inc. an amount equal to the number of months remaining in the rental term multiplied by $3,938.26.

CIBC

        CIBC owns 20.6% of the Class A equity units of NSP Holdings and has 20% of the voting power of NSP Holdings. See "Principal Equityholders." Two of NSP Holdings' six managers, Jay R. Bloom and Edward Levy, are employees of CIBC World Markets Corp, a subsidiary of CIBC. CIBC World Markets Corp. was an initial purchaser of the outstanding notes and pursuant to the Purchase Agreement received $2.1 million in underwriting fees and had its expenses paid by us. CIBC is a lender under the senior credit facility, under which CIBC has received approximately $2.2 million in fees to date since the closing of the facility in March 2003.

PRINCIPAL EQUITYHOLDERS

        NSP is a wholly owned subsidiary of NSP Holdings. NSP Holdings' authorized equity capital consists of four classes of common units, designated as Class A Common Units, Class B Common Units, Class C Common Units and Class D Common Units, and one class of Preferred Units. As of September 27, 2003, NSP Holdings had the following units issued and outstanding (in each case, rounded to the nearest unit): 7,265,805 Class A Common Units, zero Class B Common Units; 184,523 Class C Common Units; 212,018 Class D Common Units and 7,381,922 Preferred Units. As compared to the common units, the Preferred Units have a preference on distributions, entitling them to the payment of any accrued preferred yield (which accrues daily at a rate of 10% per year and compounds semiannually) and the return of the original capital contribution made for the Preferred Units before distributions, other than tax distributions, may be made with regard to the common units. No distinction is made between the various classes of common units for purposes of distributions made to the holders of common units and each holder of common units participates ratably in such distributions, based upon the total number of common units of all classes held by such holder. The Class A Common Units and Class C Common Units are the only classes of units entitled to vote on matters submitted to a vote of the members. Except as otherwise required by applicable law, the Class A Common Units and Class C Common Units vote together as a single class on all matters submitted to a vote of the members, including the election of members of the board of managers.

        The table below sets forth certain information regarding the equity ownership of NSP Holdings as of September 27, 2003 by: (1) each person or entity known by NSP Holdings to beneficially own five percent or more of a class of NSP Holdings' voting common units, (2) each of the Named Executive Officers and all members of NSP Holdings' board of managers and (3) all members of NSP Holdings' board of managers and our executive officers as a group. Unless otherwise stated, each of the persons named in the table has sole voting and investment power with respect to the securities beneficially owned by it or him as set forth opposite its or his name. Beneficial ownership of the common units listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Directors, Officers, and Principal Equityholders	Class	Number of Units		Percent of Class	Percent of Voting Power(1)
Principal Equityholders
John Hancock 200 Clarendon Street Boston, MA 02117	Class A	2,948,677	(2)	40.6%	39.6%
CIBC 425 Lexington Ave, 3rd Floor New York, NY 10017	Class A	1,493,453	(3)	20.6	20.0
CIVC 234 S. LaSalle Street Chicago, IL 60697	Class A	1,060,091		14.6	14.2
Argosy 425 Lexington Ave., 3rd Floor New York, NY 10017	Class A	452,281		6.2	6.1

Directors and Officers(4)
Robert A. Peterson	Class A Class C	121,412 249,082	(5)	1.7 73.0	4.9
David F. Myers, Jr.	Class A Class C	74,356 156,922	(6)	1.0 55.4	3.1
Charles S. Ellis	—
Claude L. Roberge	Class A	10,413	(7)	0.1	0.1
Kenneth R. Martell	—
Stephen J. Blewitt	Class A	2,948,677	(2)	40.6	39.6
Jay R. Bloom	Class A	808,618	(8)	11.1	10.9
Edward Levy	Class A	575,908	(9)	7.9	7.7
Marcus D. Wedner	Class A	1,060,091	(10)	14.6	14.2
All directors and officers as a group (10 persons)	Class A Class C	5,194,410 406,004	(11) (12)	71.2 92.2	72.4

(1)
Includes voting power with respect to Class A Common Units and Class C Common Units on a combined basis.

(2)
Includes 1,888,586 Class A Common Units held of record by John Hancock and 1,060,091 Class A Common Units held of record by Hancock Mezzanine Partners L.P. John Hancock disclaims beneficial ownership of any securities in which it does not have a pecuniary interest. Mr. Blewitt is a Senior Managing Director of John Hancock, and as such may be deemed to beneficially own the units held by these entities. Mr. Blewitt disclaims beneficial ownership of any securities in which he does not have a pecuniary interest.

(3)
Includes 1,369,825 Class A Common Units held of record by CIBC WMV Inc. and 123,628 Class A Common Units held of record by CIBC Co-Investment Merchant Fund 2, L.L.C.

(4)
The address of each director and officer is c/o Norcross Safety Products L.L.C., 2211 York Road, Suite 215, Oak Brook, IL 60521.

(5)
Includes options to acquire 156,820 Class C Common Units.

(6)
Includes options to acquire 98,797 Class C Common Units.

(7)
Includes options to acquire 10,413 Class A Common Units.

(8)
Mr. Bloom may be deemed to beneficially own all 452,281 Class A Common Units owned of record by Argosy; all 297,315 Class A Common Units owned of record by Caravelle Private Investment Corporation; and all 59,022 Class A Common Units owned of record by Caravelle Norcross Investment Corporation. Mr. Bloom disclaims beneficial ownership of any securities in which he does not have a pecuniary interest.

(9)
Mr. Levy may be deemed to beneficially own all 452,281 Class A Common Units held of record by Argosy and all 123,627 Class A Common Units held of record by CIBC Co-Investment Merchant Fund 2, L.L.C. Mr. Levy disclaims beneficial ownership of any securities in which he does not have a pecuniary interest.

(10)
Mr. Wedner is a Partner of CIVC Partners, LLC, the general partner of CIVC. Mr. Wedner may be deemed to beneficially own all units owned by CIVC. Mr. Wedner disclaims beneficial ownership of any securities in which he does not have a pecuniary interest.

(11)
Includes options to acquire 31,537 Class A Common Units.

(12)
Includes options to acquire 255,617 Class C Common Units.

DESCRIPTION OF OTHER OBLIGATIONS

Senior Credit Facility

        General.    In March 2003, NSP, North Safety Products Inc. and Morning Pride Manufacturing L.L.C. (collectively the "U.S. Borrowers") and North Safety Products Ltd. (the "Canadian Borrower" and collectively with the U.S. Borrowers, the "Borrowers") entered into a senior credit facility with CIBC, Fleet National Bank and other lenders. The senior credit facility provides for aggregate borrowings by us of $160.0 million and C$10.0 million, consisting of (1) a $30.0 million United States revolving credit facility; (2) a C$10.0 million Canadian revolving credit facility; and (3) a $130.0 million term loan. We used the proceeds of our senior credit facility to refinance existing senior indebtedness and for general corporate purposes, including working capital, refinancings, acquisitions, investments and capital expenditures. We used $30.0 million of the net proceeds of the offering of the outstanding notes to repay indebtedness outstanding under our term loan.

        Interest Rates.    Borrowings under the United States revolver and the term loan bear interest at a rate per annum equal to our choice of (a) an alternate base rate (which is equal to the higher of (1) the rate of interest publicly announced by Fleet National Bank as its prime rate in effect and (2) the federal funds rate plus 0.50%), plus an applicable margin, or (b) the Eurodollar rate (as defined in the senior credit agreement), plus an applicable margin.

        Borrowings under the Canadian revolver bear interest at a rate per annum equal to our choice of (a) the Canadian prime rate (which is the higher of (1) the rate of interest publicly announced by CIBC as its prime rate in effect and (2) the CDOR rate plus 0.50%) plus an applicable margin, or (b) the applicable CDOR rate for bankers' acceptances, plus an applicable margin.

        The applicable margins with respect to the revolvers are (a) 2.50% in the case of alternate base rate loans and Canadian prime rate loans and (b) 3.50% in the case of Eurodollar rate loans and bankers' acceptance rate loans. With respect to the term loan, the applicable margin is (a) 2.75% in the case of alternate base rate loans and (b) 3.75% in the case of Eurodollar rate loans. The margins applicable to the revolvers adjust on a sliding scale based on our total leverage ratio. The weighted average interest rate under our senior credit facility was 5.5% at September 27, 2003.

        Security and Guarantees.    All of the United States Borrowers' obligations under the senior credit facility are secured by a pledge of all our equity securities and the equity securities of our direct and indirect domestic subsidiaries, substantially all of our tangible and intangible assets and 65% of the equity securities of, or equity interest in, certain of our foreign subsidiaries. All of the obligations under the senior credit facility are guaranteed by all of NSP Holdings' present and future domestic subsidiaries, and all of the Canadian Borrower's obligations under the senior credit facility are guaranteed by all of NSP Holdings' present and future Canadian subsidiaries.

  Covenants

        Our senior credit facility contains certain customary covenants, including:

  •
  affirmative covenants requiring us to provide certain financial statements to our lenders and to pay our material obligations when due, maintain our legal existence, keep our material properties in good working order and condition, provide certain notices to our lenders, comply in all material respects with environmental laws and maintain at all times ratings for our senior credit facilities;

  •
  restrictive covenants, including limitations on other indebtedness, liens, fundamental changes, asset sales, restricted payments, capital expenditures, investments, prepayments, transactions with affiliates, sales and leasebacks, negative pledges, and leases and other matters customarily restricted in loan agreements; and

  •
  financial covenants requiring us to maintain a minimum fixed charge coverage ratio of EBITDA less capital expenditures over fixed charges for the period, a minimum interest coverage ratio of EBITDA over interest expense for the period, a maximum senior leverage ratio of senior debt over EBITDA for the period, and a maximum total leverage ratio of total debt over EBITDA for the period. The thresholds for these financial ratios are adjusted periodically. Through the fiscal quarter ending December 31, 2004, we are required to maintain a maximum total leverage ratio of 5.25x and, through the fiscal quarter ending December 31, 2005, we are required to maintain a maximum senior leverage ratio of 2.25x and a minimum fixed charge coverage ratio of 1.10x. Through the fiscal quarter ending September 30, 2006, we are required to maintain a minimum interest coverage ratio of 2.00x.

        The senior credit agreement was amended on July 24, 2003 to facilitate the acquisition of KCL, the issuance of the existing notes and the uses of proceeds of the offering. The total leverage ratio was amended to permit increased leverage and the senior leverage ratio was amended to lower the permitted ratio. In addition, the amendments increased the amount of indebtedness permitted to be owed by a foreign subsidiary to NSP or a domestic guarantor from $10.0 million to $15.0 million; permitted any subsidiary of KCL to pay pro rata dividends to shareholders; permitted NSP to acquire KCL and permitted NSP to make investments equal to the investments in any joint venture in existence on the date of the KCL acquisition; and increased the amount of the baskets for future permitted acquisitions from $50.0 million to $75.0 million in aggregate and from $20.0 million to $35.0 million with respect to any individual acquisition.

        Events of Default.    Our senior credit facility contains customary events of default, including, but not limited to, failure to pay interest, principal or fees when due, any material inaccuracy of any representation or warranty, failure to comply with covenants, material cross default, insolvency, bankruptcy events, material judgments, ERISA events, change of control, change in nature of business, failure to maintain first priority perfected security interest, invalidity of guarantee, and loss of subordination. Certain of the defaults are subject to exceptions, materiality qualifiers and baskets.

        Maturity.    Prior to the maturity date, revolving loans may be borrowed, repaid and reborrowed without penalty or premium. The revolvers are available until March 20, 2008. The term loan is payable in quarterly installments of $1.3 million commencing June 30, 2003, with the remainder due on March 20, 2009.

        Commitment Fees.    We will pay a commitment fee to the lenders, which is calculated at a rate per annum based on a percentage of the difference between committed amounts and amounts actually borrowed under the revolving credit facilities. The commitment fee will be 0.75% per annum, payable quarterly in arrears. If the drawn amount of either revolver is greater than 50.0% of the respective commitment, the commitment fee will be reduced to 0.50% per annum. The commitment fees are subject to adjustment based upon our total leverage ratio.

        Voluntary and Mandatory Prepayments.    Voluntary prepayments of amounts outstanding under the senior credit facility are permitted at any time, without premium or penalty. However, if prepayment is made with respect to a Eurodollar rate loan and the prepayment is made on a date other than an interest payment date, we must pay a fee to compensate the lenders for losses incurred as a result of the prepayment.

        We are required to prepay amounts outstanding under the senior credit facility in an amount equal to:

  •
  100% of the net proceeds from certain asset sales by us, subject to certain reinvestment provisions and limited exceptions or from the payment of any insurance claim with respect to any of our assets;

  •
  up to 75% of excess cash flow, as defined in the senior credit facility;

  •
  100% of the net proceeds from the issuance of any equity or debt by us, subject to certain exceptions; and

  •
  100% of insurance proceeds, subject to reinvestment provisions.

        Increase in Facilities.    At our and the administrative agent's mutual discretion, we may request on not more than two occasions prior to March 20, 2005 that the principal amount of borrowings under our senior credit facility be increased in an amount not to exceed $50.0 million in the aggregate, subject to the satisfaction of certain conditions contained in our senior credit agreement and the willingness of our lenders (or any new lenders) to make such loans.

Other Debt Obligations

        Norcross Footwear Subordinated Seller Note.    We issued a $0.8 million subordinated seller note to Norcross Footwear, Inc. in connection with our recapitalization in 1998. The note accrues interest at 10.58% per annum, payable semi-annually in arrears. The entire principal amount is due in April 2005. The note ranks pari passu with all of our senior unsecured indebtedness. The note may be repaid at any time with no penalty, and the holder also may require us to prepay outstanding principal and interest at any time. As of September 27, 2003, there was $0.8 million outstanding under this note.

        Morning Pride Subordinated Seller Note.    In connection with the acquisition of Morning Pride in August 1998, our wholly owned subsidiary, Morning Pride Manufacturing L.L.C. issued a $2.9 million subordinated seller note to William L. Grilliot, our President—Fire Service and the President of Morning Pride, and his wife Mary I. Grilliot, a Vice President of Morning Pride. The note is an unsecured subordinated promissory note guaranteed by us. The note accrues interest at a rate equal to the prime rate plus 200 basis points and is payable quarterly in arrears. Principal is payable in 20 consecutive quarterly payments of $146,200 commencing October 1, 2000. All unpaid principal and accrued but unpaid interest is due July 1, 2005. The note may be prepaid at any time without penalty and the payees may demand prepayment of the note in the event of a change of control. The note ranks pari passu with our other subordinated indebtedness. As of September 27, 2003, there was $1.2 million outstanding under this note.

        Pro-Warrington Subordinated Seller Notes.    In connection with the acquisition of Pro-Warrington in October 1998, we issued three unsecured subordinated promissory notes in the aggregate principal amount of $0.5 million. The Pro-Warrington subordinated seller notes accrue interest at the prime rate and are payable quarterly. The notes mature on October 12, 2003. The Pro-Warrington seller notes ranks pari passu with our existing and future subordinated indebtedness. As of September 27, 2003, there was $0.4 million outstanding under these notes.

        Muck Boot Subordinated Seller Note.    In connection with the acquisition of Muck Boot in January 2002, we issued a $2.0 million Muck Boot subordinated seller note. This note accrues interest at the published prime rate and all principal and accrued interest are due at maturity in January 2007. The note ranks pari passu with our existing and future subordinated indebtedness. As of September 27, 2003 there was $2.0 million outstanding under this note. In addition, there was accrued interest of $0.2 million outstanding under this note.

        Arbin Seller Notes.    In connection with the acquisition of Arbin in December 2002, we issued three separate seller notes totaling €2.5 million. There is a €$1.5 million unsecured subordinated note issued by North Safety Products Ltd. ("North Canada"), which ranks pari passu with our existing and future subordinated indebtedness. There is a €0.6 million note issued by North Safety Products Europe B.V. ("North Europe"), which is secured by certain European fixed assets of North Europe. The third note, in the amount of €0.4 million, also was issued by North Europe and is secured by accounts receivable of North Europe. Each note carries an annual interest rate of 5.5%, and the principal is payable in three equal annual installments starting in 2003. As of September 27, 2003, there was an aggregate amount outstanding of €2.5 million on these notes.

        European Debt.    In connection the acquisition of KCL in July 2003, we assumed term loans of approximately €1.8 million. As of September 27, 2003, there was approximately €1.5 million outstanding on these term loans. Additionally, revolving credit facilities of KCL and North Safety Products Europe B.V. permit borrowings of up to €4.1 million.

NSP Holdings' Obligations

        Arkon Subordinated Seller Note.    In connection with the acquisition of Arkon in February 2000, NSP Holdings issued a C$5.5 million subordinated seller note. Claude L. Roberge, our President—Canada and European General Industrial, controls an entity that has a 26.0% interest in this note. The note bears interest at the Canadian prime rate, with interest payable quarterly. The remaining principal of approximately $2.0 million at September 27, 2003 is payable in two equal installments on September 30, 2003 and 2004. This note is an unsecured obligation that ranks pari passu with existing and future subordinated indebtedness of NSP Holdings. Payments servicing this debt are made from NSP to NSP Holdings subject to compliance with covenants within our senior credit facility.

        NSP Holdings Subordinated Exchange Notes.    NSP Holdings may exchange up to $25.0 million of its preferred units for subordinated notes in an aggregate principal amount of up to $25.0 million. Such exchange would be on a pro rata basis amongst its preferred unit holders. The notes would bear interest at not more than 12.5% per annum and will be payable-in-kind for five years. The notes would have a nine-year maturity. The other terms of the notes are subject to further negotiation between NSP Holdings and the holders of its preferred units.

DESCRIPTION OF THE NOTES

        You can find definitions of certain terms used in the following summary under "—Certain Definitions" and throughout this description. For purposes of this "Description of the Notes," the term "we" or the "Company" means Norcross Safety Products L.L.C. and not any of its Subsidiaries and "Norcross Capital" means Norcross Capital Corp. and, together with the Company, the "Issuers."

        We and Norcross Capital issued the outstanding notes under an indenture (the "Indenture"), dated as of August 13, 2003, among the Issuers, the Guarantors and Wilmington Trust Company, as trustee (the "Trustee"). The following is a summary of the material terms and provisions of the notes. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended, as in effect on the date of the Indenture. A copy of the Indenture may be obtained from the Issuers by any Holder or prospective investor upon request.

        Any notes that remain outstanding after completion of the exchange offer, together with the Exchange Notes issued in the exchange offer, will be treated as a single class of securities for all purposes under the Indenture, including waivers, amendments, redemptions, and offers to purchase.

        Unless otherwise required by the context, references in this description to the notes include the notes issued to the initial purchasers in a private transaction that was not subject to the registration requirements of the Securities Act and the Exchange Notes which have been registered under the Securities Act.

Brief Description of the Notes and the Guarantees

The Notes

        The notes:

  •
  are general unsecured obligations of the Company and Norcross Capital, on a joint and several basis;

  •
  are subordinated in right of payment to all existing and future Senior Indebtedness of the Issuers;

  •
  are structurally subordinated in right of payment to all existing and future Indebtedness of the Company's non-Guarantor Subsidiaries;

  •
  are senior in right of payment to any future subordinated Indebtedness of the Issuers; and

  •
  are unconditionally Guaranteed by the Guarantors.

The Guarantees

        The notes are Guaranteed by all of the Domestic Subsidiaries of the Company (other than Norcross Capital).

        The Guarantees of the notes:

  •
  are general unsecured obligations of each Guarantor;

  •
  are subordinated in right of payment to all existing and future Senior Indebtedness of each Guarantor; and

  •
  are senior in right of payment to any future subordinated Indebtedness of each Guarantor.

        As of September 27, 2003, the Issuers and the Guarantors had total Senior Indebtedness of approximately $100.8 million. As indicated above and as discussed in detail below under the subheading "—Subordination," payments on the notes and under the Guarantees are subordinated to the payment of Senior Indebtedness. The Indenture permits us and the Guarantors to incur additional Senior Indebtedness.

        As of the date of the Indenture, all of our Subsidiaries were "Restricted Subsidiaries." However, under the circumstances described below in the definition of "Unrestricted Subsidiary," we are permitted to designate certain of our Subsidiaries as "Unrestricted Subsidiaries." Unrestricted Subsidiaries are not be subject to many of the restrictive covenants in the Indenture. Unrestricted Subsidiaries do not Guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-Guarantor Subsidiaries, these non-Guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Issuers.

        The registered Holder of a note is treated as the owner of it for all purposes. Only registered Holders have rights under the Indenture and the registration rights agreement.

        The Notes offered hereby and any additional Notes will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase.

Maturity, Interest and Principal

        The Issuers issued $152.5 million in aggregate principal amount of outstanding notes in the initial offering. Additional notes may be issued from time to time, subject to the limitations set forth under "Certain Covenants—Limitation on Additional Indebtedness." The notes were issued in denominations of $1,000 and integral multiples of $1,000. The notes will mature on August 15, 2011. The notes bear interest at a rate of 9 7/8% per annum, payable semiannually in arrears on each February 15 and August 15, commencing February 15, 2004. We will make interest payments to the persons who are Holders at the close of business on the immediately preceding February 1 and August 1, respectively. Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the most recent date to which interest has been paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The interest rate on the notes is subject to increase. Such Additional Interest will be payable on the payment dates set forth above, in certain circumstances, if the notes, or other securities substantially similar to the notes, are not registered with the Commission within the prescribed time periods. See "Exchange Offer."

Redemption

        Optional Redemption.    Except as described below, the notes are not redeemable before August 15, 2007. On one or more occasions thereafter, we may redeem the notes, in whole or in part, at the following redemption prices, expressed as a percentage of principal amount, if redeemed during the twelve-month period beginning on August 15 of each year listed below:

Year	Percentage
2007	104.938%
2008	103.292%
2009	101.646%
2010	100.000%

        In addition, we must pay all accrued and unpaid interest on the notes redeemed.

        Optional Redemption upon Equity Offerings.    On one or more occasions before August 15, 2006, we may use the Net Proceeds of one or more Equity Offerings to redeem up to 35% of the original principal amount of the notes at a redemption price of 109.875% of their principal amount plus accrued and unpaid interest thereon; provided, that:

(1)
at least 65% of the original principal amount of the notes, including any Exchange Notes, remains outstanding immediately after the occurrence of any such redemption; and

(2)
any such redemption occurs not more than 90 days following the closing of such Equity Offering.

        Notwithstanding the preceding, the Issuers may, from time to time, acquire the notes in the open market or by undertaking a tender offer for the notes at any time, subject to the terms of the Indenture and applicable securities laws.

Selection and Notice of Redemption

        In the event that we choose to redeem less than all of the notes, selection of the notes for redemption will be made by the Trustee either:

(1)
in compliance with the requirements of the principal national securities exchange, if any, on which such notes are listed; or

(2)
on a pro rata basis or by lot or by such method as the Trustee shall deem fair and appropriate.

        If a partial redemption is made with the proceeds of a Equity Offering, the Trustee will select the notes or portion of the notes only on a pro rata basis or on as nearly a pro rata basis as practicable, unless such method is prohibited. Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder at its registered address. On and after any redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption unless we fail to redeem any such note.

Subordination

        The indebtedness represented by the notes will be subordinate in right of payment to the prior payment in full in cash of all existing and future Senior Indebtedness and structurally subordinate in right of payment to the prior payment in full in cash of all existing and future Indebtedness of the Company's non-Guarantor Subsidiaries. As of September 27, 2003 the principal amount of outstanding Senior Indebtedness, on a consolidated basis, was $103.6 million and the Indebtedness of the Company's non-Guarantor Subsidiaries was approximately $22.7 million. In addition, we had $42.1 million of undrawn commitments available under our senior revolving credit facilities. See "Risk Factors—Your right to receive payments on the notes is junior to our senior indebtedness and possibly all of our future borrowings. Further, the guarantees of the notes are junior to all of our guarantors' senior indebtedness and possibly to all their future borrowings."

        The holders of Senior Indebtedness of the Issuers will be entitled to receive payment in full in cash of all amounts due on or in respect of all Senior Indebtedness of the Issuers before the Holders will be entitled to receive any payment with respect to the notes in the event of any distribution to creditors of the Issuers:

  (1)
  in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Issuers or to their creditors, as such, or to its assets;

  (2)
  in a liquidation, dissolution or other winding-up of the Issuers;

  (3)
  in an assignment for the benefit of creditors; or

  (4)
  in any marshalling of assets or liabilities of the Issuers, all of the preceding referred to herein individually as a "Bankruptcy Proceeding" and collectively as "Bankruptcy Proceedings".

        As a result of such subordination, in the event of any Bankruptcy Proceeding, Holders may recover less ratably than the Issuers' creditors who are holders of Senior Indebtedness.

        The Issuers also may not make any payment in respect of the notes if:

  (1)
  a Payment Default on Senior Indebtedness occurs or is continuing beyond any applicable grace period; or

  (2)
  a Non-Payment Event of Default on Designated Senior Indebtedness occurs or is continuing and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Representative of any Designated Senior Indebtedness.

        Upon a Payment Default, any such prohibition shall continue until the Payment Default is cured, waived in writing or ceases to exist.

        Upon a Non-Payment Event of Default on Designated Senior Indebtedness, no payment may be made on the notes for a period (a "Payment Blockage Period") beginning on the date the Trustee receives a Payment Blockage Notice of the Non-Payment Event of Default until, subject to any blockage under the preceding paragraph, the earliest of

  (1)
  the date that is 179 days after the Trustee received the Payment Blockage Notice,

  (2)
  the Non-Payment Event of Default has been cured or waived in writing or ceased to exist or such Designated Senior Indebtedness has been paid in full in cash, or

  (3)
  the Payment Blockage Period has been terminated by written notice to the Issuers or the Trustee from the Representative.

        No Payment Blockage Period can extend beyond 179 days from the date the Trustee receives the Payment Blockage Notice (the "Initial Blockage Period"). Any number of additional Payment Blockage Periods may be commenced during the Initial Blockage Period; However, no additional Payment Blockage Period commenced during such Initial Blockage Period can extend beyond the Initial Blockage Period. No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No event of default with respect to Designated Senior Indebtedness, other than a Payment Default, which existed or was continuing on the first day of any Payment Blockage Period can serve as the basis for a second Payment Blockage Period, unless such event of default has been cured or waived for at least 90 days.

        The Issuers must promptly notify holders of Senior Indebtedness if payment on the notes is accelerated because of an Event of Default.

        Each Guarantee is, to the extent set forth in the Indenture, subordinate in right of payment to the prior indefeasible payment and satisfaction in full in cash of all Senior Indebtedness of the respective Guarantor, including obligations of such Guarantor with respect to the Senior Credit Facility, including any guarantee of such Senior Credit Facility. Each Guarantee is also subject to the rights of holders of Designated Senior Indebtedness of such Guarantor to initiate blockage periods, upon substantially comparable terms to the subordination of the notes to all Senior Indebtedness.

        If the Issuers or any Guarantor fails to make any payment on the notes or any Guarantee when due or within any applicable grace period, whether or not on account of payment blockage provisions, such failure would constitute an Event of Default under the Indenture. See "—Events of Default."

        By accepting these notes, each Holder agrees to be bound by such provisions and authorizes and expressly directs the Trustee, on his behalf, to take such action as may be necessary or appropriate to effectuate the subordination provided for in the Indenture and appoints the Trustee his attorney-in-fact for such purpose.

Certain Covenants

        The Indenture contains, among others, the following covenants.

Limitation on Additional Indebtedness

        The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur any Indebtedness, including Acquired Indebtedness, other than Permitted Indebtedness.

        Notwithstanding the preceding, the Company and the Guarantors may incur Indebtedness, including Acquired Indebtedness, and the Restricted Subsidiaries of the Company that are not Guarantors may incur Acquired Indebtedness, in each case, if after giving effect to the incurrence of such Indebtedness and the receipt and application of the proceeds of such Indebtedness, the Company's Consolidated Fixed Charge Coverage Ratio is at least 2.0 to 1 (the "Coverage Ratio Exception").

Limitation on Restricted Payments

        The Company will not make, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make, any Restricted Payment, unless:

  (1)
  no Default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such Restricted Payment;

  (2)
  immediately before, and after giving effect to such Restricted Payment, the Company could incur $1.00 of additional Indebtedness under the Coverage Ratio Exception; and

  (3)
  immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments declared or made after the Issue Date, excluding payments made pursuant to clauses (2), (3), (4), (5), (6), (7), (8), (9), (12) and (14) of the next paragraph and 50% of the payments made pursuant to clause (10) of the next paragraph, does not exceed the sum of:

  (a)
  50% of the Consolidated Net Income accrued during the period, treated as one accounting period, from March 31, 2003 to the end of the most recent fiscal quarter prior to the date of such Restricted Payment, or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit, plus

  (b)
  100% of the aggregate Net Proceeds and the fair market value of securities or other property received by the Company from the issue or sale, after the Issue Date, of Capital Stock of the Company, other than Disqualified Capital Stock or Capital Stock of the Company issued to any Subsidiary of the Company, or any Indebtedness or other securities of the Company that have been converted or exercised or exchanged for Capital Stock of the Company, other than Disqualified Capital Stock, plus

  (c)
  without duplication of any amounts included in clause (a) above, 100% of the aggregate net proceeds of any equity contribution received by the Company from a holder of the Company's Capital Stock, excluding, in the case of clauses (a) and (c), any net cash proceeds from a Equity Offering to the extent used to redeem the notes in compliance with the provisions set forth under "—Redemption—Optional Redemption upon Equity Offerings", plus

  (d)
  to the extent not included in the calculation of Consolidated Net Income referred to in subclause (a) above, an amount equal to, without duplication:

  (A)
  100% of the cash return of capital with respect to any Investment received by the Company or any Restricted Subsidiary upon the sale or other disposition of any

        Investment, other than a Permitted Investment, made by the Company or any Restricted Subsidiary since the Issue Date, plus

      (B)
      the net reduction in Investments, other than Permitted Investments, in any Person resulting from dividends, repayments of loans or advances or other transfers of assets subsequent to the Issue Date, in each case to the Company or any Restricted Subsidiary from such Person, plus

      (C)
      the portion, proportionate to the Company's equity interest in such Subsidiary, of the cash return of capital in respect of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated, or liquidated or merged into, a Restricted Subsidiary, provided, however, that the sum of clauses (A), (B) and (C) above shall not exceed the aggregate amount of all such Investments made subsequent to the Issue Date.

    For purposes of determining under this clause (3) the amount expended for Restricted Payments, cash distributed shall be valued at its face amount and property other than cash shall be valued at its fair market value determined, in good faith, by the Board of Directors of the Company.

        The provisions of this covenant shall not prohibit:

  (1)
  the payment of any dividend or other distribution within 60 days after the date of its declaration, if at such date of declaration such dividend or other distribution would comply with the provisions of the Indenture,

  (2)
  the repurchase, redemption or other acquisition or retirement of any shares of Capital Stock of the Company or subordinated Indebtedness by conversion into, or by or in exchange for, shares of Capital Stock, other than Disqualified Capital Stock, or out of the Net Proceeds of a capital contribution or sale, other than to a Subsidiary of the Company, of other shares of Capital Stock of the Company within 30 days, other than Disqualified Capital Stock,

  (3)
  the redemption or retirement of Indebtedness of the Company subordinated in right of payment to the notes in exchange for, by conversion into or out of the Net Proceeds of an incurrence of Indebtedness, other than any Indebtedness owed to a Subsidiary, of the Company within 30 days that is contractually subordinate in right of payment to the notes to at least the same extent as the subordinated Indebtedness being redeemed or retired,

  (4)
  the retirement of any shares of Disqualified Capital Stock by conversion into, or by exchange for, shares of Disqualified Capital Stock, or out of the Net Proceeds of a sale, other than to a Subsidiary of the Company, of other shares of Disqualified Capital Stock within 30 days,

  (5)
  so long as no Default or Event of Default shall have occurred and be continuing, at the time of or immediately after giving effect to such payment, the purchase, redemption or other acquisition for value, or any dividend or distribution made by the Company to the Company's direct or indirect parent to fund such purchase, redemption or acquisition, of shares of Capital Stock, other than Disqualified Capital Stock, or options on such shares of Capital Stock of the Company or the Company's direct or indirect parent held by officers or employees or former officers or employees, or their estates or beneficiaries under their estates, of the Company or Holdco or any of their respective Subsidiaries upon the death, disability, retirement or termination of employment of such current or former officers or employees; provided, that the aggregate cash consideration paid, or distributions or payments made, for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed in any calendar year $2.0 million, with unused amounts in any calendar year being carried over to succeeding calendar years (without giving effect to the following proviso), or $7.5 million in the aggregate from and after the Issue Date; provided, further that such amount in any calendar year may be increased by

    •
    the amount of the cash proceeds from the sale of Capital Stock of the Company or its direct or indirect parent, to the extent the proceeds are contributed to the capital of the Company, its direct or indirect parent, to members of management, directors, employees or consultants of the Company and its Subsidiaries that occurs after the Issue Date and

    •
    the cash proceeds of any "key man" life insurance policies used to make such repurchases,

  (6)
  the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of the Company or any Restricted Subsidiary with the net cash proceeds from an incurrence of Refinancing Indebtedness,

  (7)
  repurchases of Capital Stock deemed to occur upon the cashless exercise of stock options and warrants,

  (8)
  the payment of dividends, other distributions, loans, advances or other amounts by the Company to its direct or indirect parent to pay corporate overhead, including salaries and other compensation of employees, incurred in the ordinary course of business, up to an aggregate under this clause (8) of $1.0 million per fiscal year plus any bona fide indemnification claims made by directors or officers of Holdco,

  (9)
  the declaration and payment of dividends to Holdco, or the making of loans in amounts required for such party to pay:

  •
  franchise taxes and other fees, taxes and expenses required to maintain its corporate existence, and

  •
  federal, state and local income taxes, to the extent such income taxes are attributable to the income of Holdco; provided, however, that in each case the amount of such payments in any fiscal year does not exceed the amount that Holdco would be required to pay in respect of federal, state and local taxes for such fiscal period were Holdco to pay such taxes as a stand alone taxpayer,

  (10)
  distributions by the Company to Holdco the proceeds of which are used by Holdco to make Permitted Tax Distributions,

  (11)
  dividends by the Company to Holdco; provided, that

  •
  the proceeds of the dividends are used to make payments required under the Management Side Letter Agreements,

  •
  each such officer shall, immediately following his receipt of the dividends, utilize the portion of such payment remaining after deducting therefrom the maximum amount of Federal, state and local income taxes that he would be required to pay with respect to such payment to repay to Holdco the principal amount of the Management Notes and

  •
  Holdco shall, immediately following its receipt of the payments referred to in the paragraph immediately above, contribute the entire amount of such payments to the capital of the Company,

  (12)
  so long as no Default or Event of Default shall have occurred and be continuing or would result therefrom, the Company may pay dividends to Holdco in amounts sufficient to pay the principal and interest on the Arkon Note and New Holdco Note, each as in effect on the date of issuance without giving effect to any amendments or other modifications thereto, when and as, and only when and as, the same becomes due and payable,

  (13)
  payments to enable the Company or Holdco to make payments to holders of their Capital Stock in lieu of fractional shares of their Capital Stock,

  (14)
  dividends by the Company to Holdco to permit the consummation of the transactions contemplated under "Use of Proceeds", including

  •
  the repurchase of warrants to purchase Holdco equity outstanding on the Issue Date,

  •
  the repurchase of the Preferred Stock of Holdco from management and/or payment of bonuses to management in an aggregate amount not to exceed $1,550,000, and

  •
  the repayment of the $5.1 million of subordinated notes incurred in connection with the acquisition of KCL, plus accrued interest, and the repayment by the Company of its 13% Senior Subordinated Notes due August 17, 2005, plus accrued interest and prepayment penalties,

  (15)
  the declaration and payment of dividends to holders of any class or series of Preferred Stock issued in compliance with the covenant "Limitation on Preferred Stock of Restricted Subsidiaries,"

  (16)
  dividends by the Company to Holdco to permit Holdco to pay principal or interest owing in respect of any Indebtedness incurred by Holdco following the Issue Date to finance the acquisition of assets of another Person, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets, used or useful in businesses similar or ancillary to the business of the Company and contributed to the Company or a Wholly-Owned Restricted Subsidiary, "Holdco Seller Notes", provided, that at the time of the issuance of such Holdco Seller Notes the Company could have incurred

  •
  Indebtedness with the same terms as the Holdco Seller Notes, and

  •
  at least a $1.00 of additional Indebtedness under the Coverage Ratio Exception assuming that the Company had incurred such Indebtedness instead of Holdco, and

  (17)
  so long as no Default has occurred and is continuing or would be caused thereby, other Restricted Payments in an aggregate amount not to exceed $5.0 million since the date of the Indenture.

        Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this covenant "Limitation on Restricted Payments" were computed, which calculations may be based upon the Company's latest available financial statements and, to the extent that the absence of a Default or an Event of Default is condition to the making of such Restricted Payment, that no Default or Event of Default exists and is continuing and no Default or Event of Default will occur immediately after given effect to any Restricted Payments.

Limitation on Other Senior Subordinated Debt

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, incur, contingently or otherwise, any Indebtedness that is both:

  •
  subordinate in right of payment to any other Indebtedness of the Company or its Restricted Subsidiaries, as the case may be, and

  •
  senior in right of payment to the notes and the Guarantees, as the case may be.

For the purposes of this covenant, Indebtedness is deemed to be senior in right of payment to the notes and the Guarantees, as the case may be, if it is not explicitly subordinate in right of payment to

Senior Indebtedness at least to a substantially similar extent as the notes and the Guarantees, as the case may be, are subordinate to Senior Indebtedness.

        No Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Company or any Restricted Subsidiary solely by virtue of being unsecured.

Limitations on Liens

        The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur or otherwise cause or suffer to exist or become effective any Liens of any kind, other than Permitted Liens, upon any property or asset of the Company or any Restricted Subsidiary or any shares of stock or debt of any Restricted Subsidiary which owns property or assets, now owned or hereafter acquired, unless:

  •
  if such Lien secures Indebtedness that is pari passu with the notes, then the notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligation is no longer secured by a Lien; or

  •
  if such Lien secures Indebtedness that is subordinated to the notes, then the notes are secured on a senior basis to the obligations so secured until such time as such obligation is no longer secured by a Lien.

Limitation on Transactions with Affiliates

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into, amend or suffer to exist any transaction or series of related transactions that are similar or part of a common plan, including, without limitation, the sale, purchase, exchange or lease of assets, property or services, with any Affiliate, each, an "Affiliate Transaction", or extend, renew, waive or otherwise materially amend or modify the terms of any Affiliate Transaction entered into prior to the Issue Date unless:

  (1)
  such Affiliate Transaction is between or among the Company and/or its Restricted Subsidiaries; or

  (2)
  the terms of such Affiliate Transaction are at least as favorable as the terms that could be obtained by the Company or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between unaffiliated parties.

        In any Affiliate Transaction involving an amount or having a fair market value in excess of $2.5 million that is not permitted under clause (1) above, the Company must obtain a resolution of the Board of Directors of the Company certifying that such Affiliate Transaction complies with clause (2) above. In any Affiliate Transaction involving an amount or having a fair market value in excess of $7.5 million that is not permitted under clause (1) above (other than any sale by the Company of its Capital Stock that is not Disqualified Capital Stock), the Company must obtain a written opinion as to the fairness of such a transaction from an independent accounting, appraisal or investment banking firm of national reputation in the United States.

        The preceding provisions will not apply to:

  (1)
  any Restricted Payment that is not prohibited by the provisions described under "—Limitation on Restricted Payments" contained herein;

  (2)
  fees and compensation paid to, the reimbursement of expenses incurred by, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company, any Restricted Subsidiary or direct or indirect parent of the Company as determined in good faith by the Company's Board of Directors or senior management and any employment agreement or other compensation arrangements or agreements involving such persons;

  (3)
  any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby, including pursuant to any amendment thereto, or in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date;

  (4)
  any transaction permitted by the Indenture under the provision "—Merger, Consolidation or Sale of Assets";

  (5)
  any commercial banking, lending or investment banking arrangements made with the Permitted Holders or Affiliates of the Permitted Holders on arm's length terms;

  (6)
  the payment of reasonable and customary management, consulting and advisory fees and related expenses up to a maximum of $1.0 million per year;

  (7)
  the payment of reasonable and customary advisory, closing and transaction fees and related expenses, excluding the management fee referred to in clause (6) above, including, but not limited to, in connection with acquisitions, divestitures and financings by the Company or any Restricted Subsidiary and approved by the Board of Directors in good faith;

  (8)
  transactions with suppliers or other purchasers for the sale or purchase of goods in the ordinary course of business that, in the judgment of the Board of Directors, are on terms at least as favorable as might reasonably have been obtained from an unaffiliated third party;

  (9)
  issuance of Capital Stock or Indebtedness for cash or non-cash consideration that is otherwise permitted under the Indenture to any Person; and

  (10)
  transactions with a Person that is an Affiliate of the Company solely because the Company or any Restricted Subsidiary owns Capital Stock in such Person; provided, that no Affiliate of the Company, other than a Restricted Subsidiary, owns Capital Stock in such Person.

Limitation on Certain Asset Sales

        The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

  (1)
  The Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the fair market value of such assets; and

  (2)
  not less than 75% of the consideration received by the Company or its Subsidiaries, as the case may be, is in the form of cash or Temporary Cash Investments.

    For purposes of clause (2) above, the following shall be deemed to be cash:

  (1)
  the amount, without duplication, of any Indebtedness, other than Subordinated Obligations, of the Company or such Restricted Subsidiary that is either

  •
  expressly assumed by the transferee in such Asset Sale and with respect to which the Company or such Restricted Subsidiary, as the case may be, is unconditionally released by the holder of such Indebtedness or

  •
  in respect of which the Company or any Restricted Subsidiary is otherwise released from further liability by operation of law;

  (2)
  the amount of any obligations received from such transferee that are within 90 days repaid, converted into or sold or otherwise disposed of for cash or Temporary Cash Investments, to the extent of the cash or Temporary Cash Investments actually so received, and

  (3)
  any combination of (1) and (2).

        If the Company or any Restricted Subsidiary engages in an Asset Sale, the Company or a Restricted Subsidiary shall, no later than 365 days following the consummation of such Asset Sale, apply an amount equal to all or any of the Asset Sale Proceeds therefrom as follows:

  (1)
  to repay Senior Indebtedness; provided, however, that any such repayment shall result in a permanent reduction of the commitments thereunder in an amount equal to the principal amount so repaid; and/or

  (2)
  to repay Indebtedness of a Wholly-Owned Foreign Subsidiary that is a non-Guarantor Restricted Subsidiary from the proceeds of an Asset Sale by such Wholly-Owned Foreign Subsidiary; and/or

  (3)
  to acquire assets, including Capital Stock or other securities purchased in connection with the acquisition of Capital Stock or property of another Person, used or useful in businesses similar or ancillary to the business of the Company or such Restricted Subsidiary as conducted at the time of such Asset Sale, provided that such acquisition of assets occurs on or prior to the 366th day following receipt of such Asset Sale Proceeds (the "Reinvestment Date").

The amount of Available Asset Sale Proceeds not applied or invested as provided in this paragraph will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds equals or exceeds $10.0 million, at which time, the entire unutilized Excess Proceeds, and not just the amount in excess of $10.0 million, shall be applied as required pursuant to this paragraph, the Company will be required to make an offer to purchase from all Holders an aggregate principal amount of notes equal to the amount of such Excess Proceeds (an "Excess Proceeds Offer") in accordance with the procedures set forth in the Indenture at a purchase price in cash equal to 100% of the principal amount of the notes, plus accrued and unpaid interest.

        If an Excess Proceeds Offer is not fully subscribed, the Company may retain the portion of the Excess Proceeds not required to repurchase notes and use such portion for general corporate purposes not otherwise prohibited by the Indenture, and such retained portion will not be considered in the calculation of Excess Proceeds with respect to any subsequent offer to purchase notes. Upon completion of each such Excess Proceeds Offer, the amount of Excess Proceeds will be reset at zero.

        If the Company is required to make an Excess Proceeds Offer, the Company shall mail, within 30 days following the Reinvestment Date, a notice to the Holders stating, among other things:

  (1)
  that such Holders have the right to require the Company to apply the Excess Proceeds to repurchase such notes at a purchase price in cash equal to 100% of the aggregate principal amount of such notes together with accrued and unpaid interest, if any, on such notes to the date of purchase;

  (2)
  the purchase date, which shall be no earlier than 30 days and not later than 60 days from the date such notice is mailed;

  (3)
  the instructions, determined by the Company, that each Holder must follow in order to have such notes repurchased; and

  (4)
  the calculations used in determining the amount of Excess Proceeds to be applied to the repurchase of such notes.

        In the event of the transfer of substantially all of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under "—Merger, Consolidation or Sale of Assets" below, the successor Person will be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and must comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes pursuant to an Excess Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue of such compliance.

Limitation on Preferred Stock of Restricted Subsidiaries

        The Company will not permit any Restricted Subsidiary that is not a Guarantor to issue any Preferred Stock, except Preferred Stock to the Company or a Wholly-Owned Restricted Subsidiary, or permit any Person, other than the Company or a Wholly-Owned Restricted Subsidiary, to hold any such Preferred Stock unless the Company or such Restricted Subsidiary would be entitled to incur or assume Indebtedness under the covenant described under "—Limitation on Additional Indebtedness" in an aggregate principal amount equal to the aggregate liquidation value of the Preferred Stock to be issued.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to

  (1)
  pay dividends or make any other distributions to the Company or any Restricted Subsidiary of the Company

    (a)
    on its Capital Stock, or

    (b)
    with respect to any other interest or participation in, or measured by, its profits;

  (2)
  repay any Indebtedness or any other obligation owed to the Company or any Restricted Subsidiary of the Company;

  (3)
  make loans or advances or capital contributions to the Company or any of its Restricted Subsidiaries; or

  (4)
  transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries,

except for such encumbrances or restrictions existing under or by reason of:

  •
  encumbrances or restrictions existing on the Issue Date to the extent and in the manner such encumbrances and restrictions were in effect on the Issue Date, including without limitation pursuant to the Senior Credit Facility and any amendment, modification, restatement, renewal, increases, supplements, refundings, replacements or refinancing of the Senior Credit Facility; provided that any of the preceding are not materially more restrictive than those in effect on the issue date,

  •
  the Indenture, the notes, including the Exchange Notes, and the Guarantees, including the guarantees of the Exchange Notes,

  •
  applicable law, rules or regulations,

  •
  any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, including any Subsidiary of the Person, so acquired,

  •
  customary provisions in leases or other agreements entered in the ordinary course of business,

  •
  Refinancing Indebtedness; provided, that such restrictions are not materially more restrictive than those contained in the agreements governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded,

  •
  customary restrictions in security agreements or mortgages securing Indebtedness of the Company or a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements and mortgages,

  •
  customary restrictions with respect to a Restricted Subsidiary of the Company pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary,

  •
  any agreement relating to a Sale and Lease-Back Transaction, Capitalized Lease Obligation or Purchase Money Indebtedness but only on the property subject to such transaction, Capitalized Lease Obligation or Purchase Money Indebtedness and only to the extent that such restrictions or encumbrances are customary with respect to a Sale and Lease-Back Transaction or Capitalized Lease Obligation or Purchase Money Indebtedness, or

  •
  any other agreement, instrument or document relating to Senior Indebtedness hereafter in effect, provided, that the terms and conditions of such encumbrances or restrictions are not materially more restrictive taken as a whole than those encumbrances or restrictions imposed in connection with the Senior Credit Facility as in effect on the date of the Indenture, which may result in encumbrances or restrictions which are not more restrictive than those applicable to the Company at a Restricted Subsidiary, or

  •
  encumbrances or restrictions contained in any Indebtedness incurred by a Foreign Subsidiary that apply only to such Foreign Subsidiary.

Limitation on Conduct of Business

        The Company and its Restricted Subsidiaries will not engage in any businesses which are not the same, similar, ancillary, related to or constitutes a reasonable extension of the businesses in which the Company and its Restricted Subsidiaries are engaged in on the Issue Date.

        Norcross Capital will not engage in any business or activities other than as necessary to (1) to maintain its corporate existence and (2) to perform its obligations under the Notes, the Exchange Notes, the Indenture and the Registration Rights Agreement.

Additional Subsidiary Guarantees

        Each Domestic Restricted Subsidiary acquired or created shall as soon as practicable, but in any event within 10 business days, after the time it has either assets or stockholder's equity in excess of $100,000 or guarantees any other Indebtedness of the Company or any Guarantor execute a guarantee in the form attached to the Indenture and reasonably satisfactory in form and substance to the Trustee, and with such documentation relating thereto as the Trustee shall require, including, without limitation, a supplement or amendment to the Indenture and opinions of counsel as to the enforceability of such guarantee, pursuant to which such Restricted Subsidiary shall become a Guarantor.

Limitation on Sale and Lease-Back Transactions

        The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction unless:

  (1)
  the consideration received in such Sale and Lease-Back Transaction is at least equal to the fair market value of the property sold,

  (2)
  the Company could incur the Attributable Indebtedness in respect of such Sale and Lease-Back Transaction in compliance with the covenant described under "—Limitation on Additional Indebtedness," and

  (3)
  any proceeds are applied in accordance with the covenant described under "—Limitation on Certain Asset Sales."

Payments for Consent

        The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid or agreed to be paid to all Holders which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Change of Control Offer

        Within 30 days of the occurrence of a Change of Control, the Company shall notify the Trustee in writing of such occurrence and shall make an offer to purchase (the "Change of Control Offer") the outstanding notes at a purchase price equal to 101% of the principal amount of the outstanding notes together with any accrued and unpaid interest thereon, if any, to the Change of Control Payment Date, as hereinafter defined, (such applicable purchase price being hereinafter referred to as the "Change of Control Purchase Price") in accordance with the procedures set forth in this covenant. Notwithstanding the Change of Control, the Company will not be obligated to offer to purchase the Notes pursuant to this covenant if, prior to the time the Company would be required to offer to purchase the notes as a result of the Change of Control, the Company has mailed the requisite irrevocable notice to redeem all of the outstanding notes pursuant to the provision described under "Optional Redemption."

        Within 30 days of the occurrence of a Change of Control, the Company also shall:

  (1)
  cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States; and

  (2)
  send by first-class mail, postage prepaid, to the Trustee and to each Holder, at the address appearing in the register maintained by the Registrar of the notes, a notice stating:

  •
  that the Change of Control Offer is being made pursuant to this covenant and that all notes tendered will be accepted for payment, and otherwise subject to the terms and conditions set forth herein;

  •
  the Change of Control Purchase Price and the purchase date, which shall be a business day no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date");

  •
  that any note not tendered will remain outstanding and continue to accrue interest;

    •
    that, unless the Company defaults in the payment of the Change of Control Purchase Price, any notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

    •
    that Holders accepting the offer to have their notes purchased pursuant to a Change of Control Offer will be required to surrender the notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the business day preceding the Change of Control Payment Date;

    •
    that Holders will be entitled to withdraw their acceptance if the Paying Agent receives, not later than the close of business on the third business day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the notes delivered for purchase, and a statement that such Holder is withdrawing his election to have such notes purchased;

    •
    that Holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered, provided, that each note purchased and each such new note issued shall be in an original principal amount in denominations of $1,000 and integral multiples of $1,000;

    •
    any other procedures that a Holder must follow to accept a Change of Control Offer or effect withdrawal of such acceptance; and

    •
    the name and address of the Paying Agent.

        On the Change of Control Payment Date, the Company shall, to the extent lawful:

  (1)
  accept for payment notes or portions of notes tendered pursuant to the Change of Control Offer;

  (2)
  deposit with the Paying Agent money sufficient to pay the purchase price of all notes or portions of notes so tendered; and

  (3)
  deliver or cause to be delivered to the Trustee notes so accepted together with an Officers' Certificate stating the notes or portions of notes tendered to the Company.

        The Paying Agent shall promptly mail or wire transfer to each Holder so accepted payment in an amount equal to the purchase price for such notes, and the Company shall execute and issue, the Guarantors shall endorse the Guarantee and the Trustee shall promptly authenticate and mail to such Holder, a new note equal in principal amount to any unpurchased portion of the notes surrendered. Each such new note shall be issued in an original principal amount in denominations of $1,000 and integral multiples thereof.

        Prior to complying with any of the procedures of this "Change of Control" covenant, but in any event within 30 days following any Change of Control, the Company covenants to

        (1)   repay in full all obligations and terminate all commitments under or in respect of all Senior Indebtedness the terms of which prohibit the purchase by the Company of the notes upon a Change of Control in compliance with the terms of this covenant or offer to repay in full all obligations and terminate all commitments under or in respect of all such Senior Indebtedness and repay the Senior Indebtedness owed to each such lender who has accepted such offer; or

        (2)   obtain the requisite consents under all such Senior Indebtedness to permit the repurchase of the notes as described above.

The Company must first comply with the covenant described in the preceding sentence before they shall be required to purchase notes in the event of a Change of Control. However, the Company's failure to comply with the covenant described in such sentence will constitute an Event of Default described in clause (3) under "Events of Default" below if not cured within 60 days after the notice required by such clause. As a result of the preceding, a Holder may not be able to compel the Company to purchase the notes unless the Company is able at the time to refinance all of the obligations under or in respect of the Senior Credit Facility or obtain requisite consents under the Senior Credit Facility. Failure by the Company to make a Change of Control Offer when required by the Indenture constitutes a default under the Indenture and, if not cured within 60 days after notice, constitutes an Event of Default.

        The Indenture requires that

  (1)
  if either the Company or any Subsidiary of the Company has issued any outstanding

  •
  Indebtedness that is subordinate in right of payment to the notes; or

  •
  Preferred Stock, and the Company or any Subsidiary is required to make a change of control offer or to make a distribution with respect to such subordinated Indebtedness or Preferred Stock in the event of a change of control, the Company shall not consummate any such offer or distribution with respect to such subordinated Indebtedness or Preferred Stock until such time as the Company shall have paid the Change of Control Purchase Price in full to the Holders that have accepted the Company's Change of Control Offer and shall otherwise have consummated the Change of Control Offer made to Holders and

  (2)
  the Company will not issue Indebtedness that is subordinate in right of payment to the notes or Preferred Stock with change of control provisions requiring the payment of such Indebtedness or Preferred Stock prior to the payment of the notes in the event of a Change in Control under the Indenture.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue of such compliance.

        The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes a Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer by the Company and purchases all of the notes validly tendered and not withdrawn under such Change of Control Offer.

Merger, Consolidation or Sale of Assets

        The Company will not, nor will they permit any Guarantor to, consolidate with, merge with or into, or transfer all or substantially all of its assets, as an entirety or substantially as an entirety in one transaction or a series of related transactions, to any Person unless, in the case of the Company or any Guarantor,

  (1)
  the Company or such Guarantor, as the case may be, shall be the continuing Person, or the Person, if other than the Company or such Guarantor, formed by such consolidation or into which the Company or such Guarantor, as the case may be, is merged or to which the properties and assets of the Company or such Guarantor, as the case may be, are transferred shall be a corporation, or, in the case of the Company, a corporation, limited liability company or limited partnership, organized and existing under the laws of the United States or any state thereof or the District of Columbia and shall expressly assume, by a supplemental Indenture, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all of the obligations of the Company or such Guarantor, as the case may be, under the notes and the Indenture, and the obligations under the Indenture shall remain in full force and effect; provided, that at any time the Company or its successor is a limited partnership or a limited liability company, there shall be a co-issuer of the notes that is a corporation;

  (2)
  immediately before and immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

  (3)
  immediately after giving effect to such transaction and the use of any net proceeds therefrom, the Company or such Person could incur at least $1.00 of additional Indebtedness, other than Permitted Indebtedness, under the Coverage Ratio Exception.

This covenant shall not apply to a merger, sale of all or substantially all of the assets between or among the Company and any of its Wholly-Owned Restricted Subsidiaries that is a Guarantor.

        In connection with any consolidation, merger or transfer of assets contemplated by this provision, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and the supplemental Indenture in respect thereto comply with this provision and that all conditions precedent herein provided for relating to such transaction or transactions have been complied with.

Guarantees

        The notes will be unconditionally guaranteed on an unsecured senior subordinated basis by the Guarantors. The Guarantors shall at all times remain Wholly-Owned Subsidiaries of the Company for so long as the Guarantors remain Subsidiaries of the Company, except with respect to a non Wholly-Owned Subsidiary of the Company acquired after the Issue Date. However, the minority interest of such non Wholly-Owned Subsidiary shall at no time be greater than the minority interest on the date of acquisition. All payments pursuant to the Guarantees by the Guarantors will be unconditionally subordinate in right of payment to the prior indefeasible payment and satisfaction in full in cash of all Senior Indebtedness of the Guarantor, to the same extent and in the same manner that all payments pursuant to the notes are subordinate in right of payment to the prior payment in full in cash of all Senior Indebtedness.

        The obligations of each Guarantor are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor, including, without limitation, any Guarantees of Senior Indebtedness, and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in a pro rata amount based on the Adjusted Net Assets of each Guarantor.

        A Guarantor shall be released from all of its obligations under its Guarantee if all or substantially all of its assets are sold or all of its Capital Stock is sold, in each case in a transaction in compliance with the covenant described under "Certain Covenants—Limitation on Certain Asset Sales," or the Guarantor merges with or into or consolidates with, or transfers all or substantially all of its assets to, the Company or another Guarantor in a transaction in compliance with "—Merger, Consolidation or Sale of Assets," or such Guarantor has been designated as an Unrestricted Subsidiary in accordance with the term of the Indenture, and such Guarantor has delivered to the Trustee an Officers'

Certificate and an opinion of counsel, each stating that all conditions precedent herein provided for relating to such transaction have been complied with.

Events of Default

        The following events are defined in the Indenture as "Events of Default":

  (1)
  default in payment of any principal of, or premium, if any, on the notes whether at maturity, upon acceleration or redemption or otherwise, whether or not such payment shall be prohibited by the subordination provisions of the Indenture;

  (2)
  default for 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture, in payment of any interest on the notes;

  (3)
  default by the Issuers or any Guarantor in the observance or performance of any other covenant in the notes or the Indenture for 30 days after written notice from the Trustee or the Holders of not less than 25% in aggregate principal amount of the notes then outstanding, except in the case of a default with respect to the "—Change of Control" or "—Merger, Consolidation or Sale of Assets" covenant which will constitute an Event of Default with such notice requirement but without such passage of time requirement,

  (4)
  default in the payment at final maturity, after giving effect to any applicable grace period, of principal in an aggregate amount of $10.0 million or more with respect to any Indebtedness of the Company or any Restricted Subsidiary of the Company, or the acceleration of any such Indebtedness aggregating $10.0 million or more, which default shall not be cured, waived or postponed pursuant to an agreement with the holders of such Indebtedness within 30 days after written notice as provided in the Indenture, or such acceleration shall not be rescinded or annulled within 15 days after written notice as provided in the Indenture;

  (5)
  any final judgment or judgments that can no longer be appealed for the payment of money in excess of $10.0 million shall be rendered against the Company or any Restricted Subsidiary of the Company, and shall not be discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect;

  (6)
  certain events involving bankruptcy, insolvency or reorganization of the Company or any of its Significant Subsidiaries or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary of the Company; and

  (7)
  any of the Guarantees, other than a Guarantee issued by a Subsidiary that is not a Significant Subsidiary, ceases to be in full force and effect or any of the Guarantees is declared to be null and void and unenforceable or any of the Guarantees is found to be invalid or any of the Guarantors, other than a Guarantee issued by a Subsidiary that is not a Significant Subsidiary, denies in writing its liability under its Guarantee, other than by reason of release of a Guarantor in accordance with the terms of the Indenture,

        If an Event of Default, other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization, shall have occurred and be continuing, then the Trustee by notice to the Company or the Holders of not less than 25% in aggregate principal amount of the notes then outstanding by written notice to the Company and the Trustee may declare to be immediately due and payable the entire principal amount of all the notes then outstanding plus accrued but unpaid interest to the date of acceleration and such amounts shall become immediately due and payable. However, if there are any amounts outstanding under or in respect of the Senior Credit Facility, such amounts shall become due and payable upon the first to occur of an acceleration of amounts outstanding under or in respect of the Senior Credit Facility and five business days after receipt by the Company and the representative of the holders of Senior Indebtedness under or in respect of the Senior Credit Facility, of notice of the acceleration of the notes. After such acceleration but before a judgment or decree based on such acceleration is obtained by the Trustee, the Holders of a majority in aggregate principal amount of outstanding notes may, under certain circumstances, rescind and annul such acceleration if all existing Events of Default, other than nonpayment of accelerated principal, premium, if any, or interest that has become due solely because of the acceleration, have been cured or waived as provided in the Indenture. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization shall occur, the principal, premium, if any, and interest amount with respect to all of the notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the Holders.

        The Holders of a majority in principal amount of the notes then outstanding shall have the right to waive any existing default or compliance with any provision of the Indenture or the notes and to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

        No Holder of any note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding notes shall have made written request and offered indemnity satisfactory to the Trustee to institute such proceeding as a Trustee, and unless the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted on such note on or after the respective due dates expressed in such note.

Defeasance and Covenant Defeasance

        The Issuers may elect either

  (1)
  to defease and be discharged from any and all obligations with respect to the notes, except for the obligations to register the transfer or exchange of such notes, to replace temporary or mutilated, destroyed, lost or stolen notes, to maintain an office or agency in respect of the notes and to hold monies for payment in trust ("defeasance"); or

  (2)
  to be released from their obligations with respect to the notes under some of the covenants contained in the Indenture and described above under "Certain Covenants" ("covenant defeasance")

upon the deposit with the Trustee, or other qualifying Trustee, in trust for such purpose of money and/or United States government obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of, premium, if any, and interest on the notes, on the scheduled due dates of the notes or on a selected date of redemption in accordance with the terms of the Indenture. Such a trust may only be established if, among other things,

          (1)   in the case of defeasance, the Issuers have delivered to the Trustee an opinion of counsel:

      •
      to the effect that neither the trust nor the Trustee will be required to register as an investment company under the Investment Company Act of 1940, as amended, and

      •
      describing either (x) private ruling concerning the notes or a published ruling of the Internal Revenue Service or (y) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case of (x) or (y), to the effect that Holders or persons in their positions will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred;

          (2)   in the case of covenant defeasance, the Issuers have delivered to the Trustee an opinion of counsel confirming that the Holders or persons in their positions will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, covenant defeasance and discharge had not occurred;

          (3)   no Default or Event of Default has occurred and is continuing on the date of such deposit or insofar as Events of Default from bankruptcy, insolvency or reorganization events are concerned;

          (4)   such defeasance or covenant defeasance will not result in a breach or violation of, or constitute a Default under, the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

          (5)   the Issuers have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

          (6)   the Issuers have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the defeasance or the covenant defeasance have been complied with;

          (7)   the Issuers have delivered to the Trustee an opinion of counsel to the effect that

      •
      the trust funds will not be subject to any rights of Holders of Senior Indebtedness, including, without limitation, those arising under the Indenture, and

      •
      assuming no intervening bankruptcy occurs and that no Holder is an insider of the Issuers, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and

          (8)   other customary conditions precedent are satisfied.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect, except as to surviving rights or registration of transfer or exchange of the notes, as expressly provided for in the Indenture, as to all outstanding notes when:

          (1)   either:

            (a)   all the notes authenticated and delivered, except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust, have been delivered to the Trustee for cancellation; or

            (b)   all notes not delivered to the Trustee for cancellation have become due and payable and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the notes not delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the notes to the date of deposit together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment of the notes at maturity or redemption, as the case may be;

          (2)   the Issuers have paid all other sums payable under the Indenture by the Company; and

          (3)   the Issuers have delivered to the Trustee an Officers' Certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of Indenture

        From time to time, the Issuers, the Guarantors and the Trustee may, without the consent of Holders, amend the Indenture or the notes or supplement the Indenture for certain specified purposes, including providing for uncertificated notes in addition to certificated notes, and curing any ambiguity, defect or inconsistency, or making any other change that does not adversely affect the rights of any Holder. The Indenture contains provisions permitting the Issuers, the Guarantors and the Trustee, with the consent of Holders of at least a majority in principal amount of the outstanding notes, to modify or supplement the Indenture or the notes, except that no such modification shall, without the consent of each Holder affected thereby,

  (1)
  reduce the amount of notes whose Holders must consent to an amendment, supplement or waiver to the Indenture or the notes;

  (2)
  reduce the rate of or change the time for payment of interest, including defaulted interest, on any note;

  (3)
  reduce the principal of or premium on or change the stated maturity of any note;

  (4)
  make any note payable in money other than that stated in the note or change the place of payment from New York, New York or Wilmington, Delaware;

  (5)
  change the amount or time of any payment required by the notes or reduce the premium payable upon any redemption of notes, or change the time before which no such redemption may be made;

  (6)
  waive a default in the payment of the principal of, interest on or redemption payment with respect to any note;

  (7)
  after the Issuers' obligation to purchase notes arises thereunder, amend, change or modify in any material respect the obligation of the Issuers to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate an Excess Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto;

  (8)
  take any other action otherwise prohibited by the Indenture to be taken without the consent of each Holder affected thereby;

  (9)
  affect the ranking of the notes or the Guarantees in a manner adverse to the Holders; or

  (10)
  release any Guarantor from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture.

Reports to Holders

        Whether or not the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the information required thereby to the Holders and, after completion of the exchange offer, to the Commission. Even if the Company is entitled under the Exchange Act not to furnish such information to the Commission or to the Holders, it will nonetheless continue to furnish such information to the Commission, unless the Commission will not accept such a filing, and the Holders.

Compliance Certificate

        The Issuers will deliver to the Trustee on or before 120 days after the end of the Company's fiscal year an Officers' Certificate stating whether or not the signers know of any Default or Event of Default that has occurred. If they do, the certificate will describe the Default or Event of Default and its status.

Methods of Receiving Payments on the Notes

        The Issuers will make all principal, premium and interest payments on the notes at the office or agency of the Paying Agent and Registrar within the City and State of New York or the City of Wilmington in the State of Delaware unless the Issuers elect to make interest payments by check mailed to the Holders at their address set forth in the register of Holders or by wire transfer to an account designated by each Holder. The Trustee will initially act as Paying Agent and Registrar. The Issuers may change the Paying Agent or Registrar without prior notice to the Holders, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar.

The Trustee

        The Trustee under the Indenture is the Registrar and Paying Agent with regard to the notes. Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Except for the statements about the Trustee under the heading "Description of the Notes," the Trustee assumes no responsibility for the correctness of the statements contained in this prospectus, makes no representation as to the validity or adequacy of the statements contained herein, and shall not be responsible for confirming that the Issuers have applied the net proceeds from the offering as described under "Use of Proceeds."

Transfer and Exchange

        Holders may transfer or exchange the notes in accordance with the Indenture. The Registrar under the Indenture may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar is not required to transfer or exchange any note selected for redemption. Also, the Registrar is not required to transfer or exchange any note for a period of 15 days before selection of the notes to be redeemed.

        The registered Holder of a note may be treated as the owner of it for all purposes.

No Personal Liability of Directors, Officers, Employees, Incorporators and Stockholders

        No director, officer, employee, incorporator or stockholder of the Company, any direct or indirect parent corporation of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or the Guarantors under the notes, the Indenture, the Guarantees or for any claim based upon, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver will not be effective to waive liabilities under the federal securities laws.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the covenants contained in the Indenture. We refer you to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Indebtedness" means Indebtedness of a Person, including an Unrestricted Subsidiary, existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with the acquisition of assets from such Person and, in each case, whether or not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary through such merger, consolidation or acquisition.

        "Adjusted Net Assets" of any Person at any date shall mean the lesser of the amount by which

  •
  the fair value of the property of such Person exceeds the total amount of liabilities, including, without limitation, contingent liabilities, after giving effect to all other fixed and contingent liabilities, but excluding liabilities under the Guarantee, of such Person at such date; and

  •
  the present fair salable value of the assets of such Person at such date exceeds the amount that will be required to pay the probable liability of such Person on its debts, after giving effect to all other fixed and contingent liabilities and after giving effect to any collection from any Subsidiary of such Person in respect of the obligations of such Subsidiary under the Guarantee, excluding Indebtedness in respect of the Guarantee, as they become absolute and matured.

        "Affiliated Senior Lender" means an Affiliate of a direct or indirect beneficial owner of Common Stock of the Company that (a) is a lender under the Senior Credit Facility on the Issue Date or (b) is ordinarily engaged in the business of lending on a senior basis.

        "Asset Acquisition" means

  •
  an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person becomes a Restricted Subsidiary of the Company, or is merged with or into the Company or any Restricted Subsidiary of the Company, or

  •
  the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person, other than a Restricted Subsidiary of the Company, which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other Properties or assets of such Person other than in the ordinary course of business.

        "Asset Sale" means any direct or indirect sale, issuance, conveyance, assignment, transfer, lease or other disposition, including any Sale and Lease-Back Transaction, other than to the Company or any of its Restricted Subsidiaries, in any single transaction or series of related transactions of

  •
  any Capital Stock of or other equity interest in any Restricted Subsidiary of the Company, other than any nominal interest required to be held by a third party in order to satisfy a legal requirement;

  •
  all or substantially all the assets of any division, business segment or comparable line of business of the Company or any Restricted Subsidiary; or

  •
  any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary.

        Notwithstanding the preceding, the term "Asset Sale" shall not include:

  •
  a transfer that constitutes a Permitted Investment or a Restricted Payment permitted by the covenant described under "—Certain Covenants—Limitation on Restricted Payments";

  •
  a transfer, sale or other disposition pursuant to any foreclosure of assets or other remedy provided by applicable law by a creditor of the Company or any Restricted Subsidiary with a Lien on such assets, if such Lien is permitted under the Indenture;

  •
  a transfer involving only Temporary Cash Investments or inventory in the ordinary course of business;

  •
  any transfer, sale or other disposition of inventory or damaged, worn-out or obsolete equipment in the ordinary course of business;

  •
  the lease or sublease of any real or personal property in the ordinary course of business;

  •
  any transfer, sale or other disposition of Capital Stock or Indebtedness or other securities of an Unrestricted Subsidiary;

  •
  a transfer, sale or other disposition of assets having a fair market value and a sale price of less than $1.0 million; and

  •
  the transfer, sale or other disposition of real estate owned on the Issue Date in fee simple in Chicago, Illinois or the sale of North Safety Products (Africa) (Pty) Ltd. and its subsidiaries.

        "Asset Sale Proceeds" means, with respect to any Asset Sale,

  (1)
  cash received by the Company or any Restricted Subsidiary from such Asset Sale, including cash received as consideration for the assumption of liabilities incurred in connection with or in anticipation of such Asset Sale, after

  •
  provision for all income or other taxes measured by or resulting from such Asset Sale, including the fees and expenses of converting non-cash proceeds into cash,

  •
  payment of all brokerage commissions, underwriting and other fees and expenses related to such Asset Sale, including the fees and expenses of converting non-cash proceeds into cash,

  •
  provision for minority interest holders in any Restricted Subsidiary as a result of such Asset Sale, and

  •
  deduction of appropriate amounts to be provided by the Company or a Restricted Subsidiary as a reserve, in accordance with GAAP, against any liabilities associated with the assets sold or disposed of in such Asset Sale and retained by the Company or a Restricted Subsidiary after such Asset Sale, including, without limitation, severance, healthcare, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with the assets sold or disposed of in such Asset Sale; and

  (2)
  promissory notes and other non-cash consideration received by the Company or any Restricted Subsidiary from such Asset Sale or other disposition or cash proceeds placed in escrow from such Asset Sale or other disposition upon the liquidation or conversion of such notes or non-cash consideration into cash or release of the escrowed cash proceeds.

        "Attributable Indebtedness" in respect of a Sale and Lease-Back Transaction means, as at the time of determination, the present value of the total obligations, discounted at the imputed interest rate in such transaction, of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction, including any period for which such lease has been extended.

        "Available Asset Sale Proceeds" means, with respect to any Asset Sale, the aggregate Asset Sale Proceeds from such Asset Sale that have not been applied in accordance with clause (1) or (2) of the second paragraph of "Certain Covenants—Limitation on Certain Asset Sales" and that have not been the basis for an Excess Proceeds Offer in accordance with the terms set forth in "Certain Covenants—Limitation on Certain Asset Sales."

        "Capitalized Lease Obligations" means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP.

        A "Change of Control" means the occurrence of one or more of the following events:

  (1)
  any Person, including a Person's Affiliates and associates, other than a Permitted Holder, becomes the beneficial owner, directly or indirectly, as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act, of 50% or more of the total voting or economic power directly or indirectly of the Common Stock of the Company; or

  (2)
  any Person, including a Person's Affiliates and associates, other than a Permitted Holder, becomes the beneficial owner, directly or indirectly, of more than 35% of the total voting power of the Common Stock of the Company; provided that, this clause (2) will not constitute a "Change of Control" if

  •
  no Permitted Holder has sold, transferred or otherwise disposed of more than 50% of the Common Stock of the Company owned, directly or indirectly, by it on the Issue Date other than to another Permitted Holder,

  •
  the Permitted Holders beneficially own in the aggregate, directly or indirectly, a greater percentage of the total voting power, directly or indirectly, of the Common Stock of the Company than such other Person and

  •
  the Permitted Holders have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company; or

  (3)
  there shall be consummated any consolidation or merger of the Company or its direct or indirect ultimate parent in which the Company or its direct or indirect ultimate parent is not the continuing or surviving corporation or pursuant to which the Common Stock of the Company or its direct or indirect ultimate parent would be converted into cash, securities or other property, other than a merger or consolidation of such issuer in which the beneficial owners of the Common Stock of the Company or its direct or indirect ultimate parent outstanding immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the Common Stock of the surviving corporation immediately after such consolidation or merger; or

  (4)
  during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company or its direct or indirect ultimate parent, together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company or its direct or indirect ultimate parent has been approved by a majority of the directors then still in office who either were directors at the beginning of such period or whose election or recommendation for election was previously so approved, cease to constitute a majority of the Board of Directors of the Company or its direct or indirect ultimate parent; or

  (5)
  the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company, whether or not otherwise in compliance with the provisions of the Indenture,

        "CIBC" means CIBC WMV Inc. and CIBC Co-Investment Merchant Fund 2, L.L.C. and their respective Affiliates.

        "CIBC/Argosy Group" means CIBC, Caravelle Private Investment Corporation, Caravelle Norcross Investment Corporation and Argosy and their respective Affiliates, collectively.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Commission" means the United States Securities and Exchange Commission.

        "Common Stock" of any Person means all Capital Stock of such Person that is generally entitled to

  •
  vote in the election of directors of such Person; or

  •
  if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

        "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of EBITDA of such Person during the four full fiscal quarters for which financial statements are available (the "Four Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the preceding, for purposes of this definition, "EBITDA" and "Consolidated Fixed Charges" will be calculated after giving effect on a pro forma basis for the period of such calculation to

          (1)   the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries or the issuance or redemption or other repayment of Preferred Stock of any such Restricted Subsidiary, and the application of the proceeds thereof, giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness and, in the case of any Restricted Subsidiary, the issuance or redemption or other repayment of Preferred Stock, and the application of the proceeds thereof, other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment or issuance or redemption or other repayment, as the case may be, and the application of the proceeds thereof, occurred on the first day of the Four Quarter Period calculated on a basis consistent with Regulation S-X under the Securities Act as in effect and applied as of the Issue Date; provided that if such Indebtedness is revolving Indebtedness, the amount of Indebtedness deemed to be outstanding for such period shall be the average outstanding amount of such Indebtedness during such period; and

          (2)   any asset sales or Asset Acquisitions, including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries, including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition, incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any EBITDA, provided that such EBITDA will be included only to the extent that Consolidated Net Income would be includable pursuant to the definition of "Consolidated Net Income", including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X of the Exchange Act, attributable to the assets which are the subject of the Asset Acquisition or asset sale during the Four Quarter Period, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such asset sale or Asset Acquisition, including the incurrence, assumption or liability for any such Acquired Indebtedness, occurred on the first day of the Four Quarter

  Period calculated on a basis consistent with Regulation S-X under the Securities Act as in effect and applied as of the Issue Date.

If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence will give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator, but not the numerator, of this "Consolidated Fixed Charge Coverage Ratio,"

          (1)   interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter will be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date;

          (2)   if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and

          (3)   notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by one or more agreements in respect of Hedging Obligations, will be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

        "Consolidated Fixed Charges" means, with respect to any Person, for any period, the sum, without duplication, of

          (1)   Consolidated Interest Expense, plus

          (2)   the product of

            (a)   the amount of all dividend payments, whether or not in cash, on any series of Preferred Stock of such Person and its Restricted Subsidiaries, other than dividends paid or accumulated in Capital Stock, other than Disqualified Capital Stock, paid, accrued or scheduled to be paid or accrued during such period times

            (b)   (1) if such Person is not subject to United States federal income tax, one or (2) if such Person is so taxable, a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

        "Consolidated Interest Expense" means, with respect to any Person, for any period,

  (1)
  the aggregate amount of interest that, in conformity with GAAP, would be set forth opposite the caption "interest expense" or any like caption on an income statement for such Person and its Subsidiaries on a consolidated basis, including, but not limited to:

  •
  imputed interest included in Capitalized Lease Obligations,

  •
  all net commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing,

  •
  the net effect of all payments made or received pursuant to Hedging Obligations,

  •
  amortization of other financing fees and expenses,

  •
  the interest portion of any deferred payment obligation,

    •
    amortization of discount or premium, if any, and

    •
    all other non-cash interest expense, other than (a) interest amortized to cost of sales, (b) one-time write-offs of debt issuance costs and (c) prepayment penalties incurred in connection with the repayment of the Company's existing senior subordinated notes.

plus, without duplication;

  (2)
  all net capitalized interest for such period and all interest incurred or paid under any guarantee of Indebtedness, including a guarantee of principal, interest or any combination thereof, of any Person, plus the amount of all dividends or distributions paid on Disqualified Stock, other than dividends paid or payable in shares of Capital Stock of the Company, less the amortization of deferred financing costs associated therewith.

        "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, however, that:

  (1)
  the Net Income of any Person (the "other Person") in which the Person in question or any of its Subsidiaries has less than a 100% interest, if such interest does not cause the net income of such other Person to be consolidated into the net income of the Person in question in accordance with GAAP, shall be included only to the extent of the amount of dividends or distributions paid to the Person in question or the Subsidiary;

  (2)
  the Net Income of any Subsidiary of the Person in question that is subject to any restriction or limitation on the payment of dividends or the making of other distributions, other than pursuant to the notes or the Indenture, shall be excluded to the extent of such restriction or limitation, except that amounts actually paid to the Company prior to the effectiveness of the restriction or limitation shall not be excluded;

  (3)
  any net gain or loss resulting from an Asset Sale, without regard to the $1.0 million limitation set forth in the definition thereof, by the Person in question or any of its Subsidiaries other than in the ordinary course of business shall be excluded;

  (4)
  extraordinary, unusual or nonrecurring gains and losses, including any related tax effects on the Company, shall be excluded, including, without limitation, severance, relocation and other non-recurring restructuring costs and any non-recurring costs and expenses incurred in connection with the offering of the notes and the transactions contemplated in connection therewith;

  (5)
  income or loss attributable to discontinued operations, including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued, shall be excluded;

  (6)
  in the case of an acquiree of the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets shall be excluded;

  (7)
  the cumulative effect of a change in GAAP will be excluded;

  (8)
  non-cash charges relating to employee benefit or other management compensation plans of the Company or any of its Restricted Subsidiaries or any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards of the Company or any of its Restricted Subsidiaries, excluding in each case any non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense incurred in a prior period, in each case, to the extent that such non-cash charges are deducted in computing such Consolidated Net Income will be excluded; and

  (9)
  any reversal pursuant to GAAP of an accrual of or reserve for cash expenses that were deducted in computing Consolidated Net Income under clause (8) above will be included.

        "Designated Senior Indebtedness" as to the Company or any Guarantor, as the case may be, means any Senior Indebtedness:

  (1)
  under the Senior Credit Facility; and

  (2)
  other Indebtedness

  •
  which at the time of determination exceeds $25.0 million in aggregate principal amount, or accreted value in the case of Indebtedness issued at a discount, outstanding or available under a committed facility;

  •
  which is specifically designated by the Company as "Designated Senior Indebtedness"; and

  •
  as to which the Trustee has been given written notice of such designation.

        "Disqualified Capital Stock" means any Capital Stock of the Company or a Restricted Subsidiary of the Company which, by its terms, or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the Holder, or upon the happening of any event:

  (1)
  matures on or prior to the maturity date of the notes, for cash or securities constituting Indebtedness;

  (2)
  is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, on or prior to the maturity date of the notes, for cash or securities constituting Indebtedness; or

  (3)
  is redeemable at the option of the holder of such stock, in whole or in part, on or prior to the maturity date of the notes, for cash or securities constituting Indebtedness;

provided, that Capital Stock of the Company that is held by a current or former employee of the Company subject to a put option and/or a call option with the Company triggered by the termination of such employee's employment with the Company and/or the Company's performance shall not be deemed to be Disqualified Capital Stock solely by virtue of such call option and/or put option.

        Without limitation of the preceding, Disqualified Capital Stock shall be deemed to include: (x) any Preferred Stock of a Restricted Subsidiary of the Company and (y) any Preferred Stock of the Company, with respect to either of which, under the terms of such Preferred Stock, by agreement or otherwise, such Restricted Subsidiary or the Company is obligated to pay current dividends or distributions in cash during the period prior to the maturity date of the notes. However, Preferred Stock of the Company or any Restricted Subsidiary of the Company that is issued with the benefit of provisions requiring a change of control offer to be made for such Preferred Stock in the event of a change of control of the Company or such Restricted Subsidiary, which provisions have substantially the same effect as the provisions of the Indenture described under "Change of Control," shall not be deemed to be Disqualified Capital Stock solely by virtue of such provisions.

        "EBITDA" means, for any Person, for any period, an amount equal to

  (1)
  the sum of

  (a)
  Consolidated Net Income for such period, plus

  (b)
  the provision or benefit for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income and any provision for taxes utilized in computing net loss under clause (a) hereof, plus

    (c)
    Consolidated Interest Expense for such period, plus

    (d)
    depreciation for such period on a consolidated basis, plus

    (e)
    amortization of intangibles for such period on a consolidated basis, plus

    (f)
    any other non-cash items reducing Consolidated Net Income for such period, minus

  (2)
  all non-cash items increasing Consolidated Net Income for such period, all for such Person and its Subsidiaries determined on a consolidated basis in accordance with GAAP;

        provided, however, that, for the purposes of calculating EBITDA during any fiscal quarter, cash income from a particular Investment, other than in a Subsidiary which under GAAP is consolidated), of such Person shall be included only:

    •
    if cash income has been received by such Person with respect to such Investment; or

    •
    if the cash income derived from such Investment is attributable to Temporary Cash Investments.

        "Equity Offering" means an offering by the Company or Holdco, and, in the case of an issuance by Holdco, only if the proceeds of such offering are contributed to the equity capital of the Company, of shares of its Capital Stock, other than Disqualified Capital Stock, however designated and whether voting or non-voting, and any and all rights, warrants or options to acquire such Capital Stock, other than Disqualified Capital Stock,

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

        "Exchange Notes" means the exchange notes to be exchanged for the notes pursuant to this offer with terms substantially identical in all material respects to the notes.

        "fair market value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value will be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a board resolution of such Board of Directors.

        "GAAP" means generally accepted accounting principles consistently applied as in effect in the United States on the date of the Indenture. For purposes of the Indenture, the term "consolidated" with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries and shall not include any Unrestricted Subsidiary.

        "Guarantor Senior Indebtedness" means the principal of and premium, if any, and interest, including, without limitation, interest accruing or that would have accrued but for the filing of a bankruptcy, reorganization or other insolvency proceeding whether or not such interest constitutes an allowable claim in such proceeding, on, and any and all other fees, expense reimbursement obligations, indemnities and other amounts due pursuant to the terms of all agreements, documents and instruments providing for, creating, securing or evidencing or otherwise entered into in connection with:

  (1)
  any Guarantor's direct incurrence of any Indebtedness or its guarantee of all Indebtedness of the Company or any Restricted Subsidiaries, in each case owed to lenders under the Senior Credit Facility,

  (2)
  all obligations of such Guarantor with respect to any Hedging Obligations,

  (3)
  all obligations of such Guarantor to reimburse any bank or other person in respect of amounts paid under letters of credit, acceptances or other similar instruments,

  (4)
  all other Indebtedness of such Guarantor which does not provide that it is to rank pari passu with or subordinate to the Guarantees, and

  (5)
  all deferrals, renewals, extensions and refundings of, and amendments, modifications and supplements to, any of the Guarantor Senior Indebtedness described above.

        Notwithstanding anything to the contrary in the preceding, Guarantor Senior Indebtedness will not include:

  (1)
  Indebtedness of such Guarantor to any of its Subsidiaries;

  (2)
  Indebtedness represented by the Guarantees;

  (3)
  any Indebtedness which by the express terms of the agreement or instrument creating, evidencing or governing the same is junior or subordinate in right of payment to any item of Guarantor Senior Indebtedness;

  (4)
  any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business; or

  (5)
  Indebtedness incurred in violation of the Indenture.

        "Hedging Obligations" shall mean any interest, foreign currency rate or commodity price swap, cap, collar, option, hedge, forward rate or other similar agreement or arrangement designed to fix or hedge interest rates, currency exchange rates or commodity price risk, in each case, not for speculative purposes.

        "Holdco" means NSP Holdings L.L.C., a Delaware limited liability company.

        "Holder" means a Person in whose name a note is registered on the Registrar's books.

        "incur" means, with respect to any Indebtedness or other obligation of any Person, without duplication, to create, issue, incur, by conversion, exchange or otherwise, assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "incurrence," "incurred," "incurrable" and "incurring" shall have meanings correlative to the preceding). However, a change in the accounting policies of the Company that are in accordance with GAAP that result in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an incurrence of such Indebtedness.

        "Indebtedness" means, without duplication, with respect to any Person, any indebtedness at any time outstanding, secured or unsecured, contingent or otherwise, that is for borrowed money, whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion of such assets, or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property, excluding, without limitation, any balances that constitute accounts payable or trade payables or liabilities arising from advance payments or customer deposits for goods and services sold by the Company and other accrued liabilities arising in the ordinary course of business, if and to the extent any of the preceding indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included:

  (1)
  any Capitalized Lease Obligations;

  (2)
  obligations secured by a Lien to which the property or assets owned or held by such Person is subject, whether or not the obligation or obligations secured thereby shall have been assumed; provided, however, that if such obligation or obligations shall not have been assumed, the amount of such indebtedness shall be deemed to be the lesser of the principal amount of the obligation or the fair market value of the pledged property or assets;

  (3)
  guarantees of, or obligations with respect to letters of credit supporting, items of other Persons which would be included within this definition for such other Persons, whether or not such items would appear upon the balance sheet of the guarantor;

  (4)
  all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction; provided, that in the case of any such letters of credit, the items for which such letters of credit provide credit support are those of other Persons which would be included within this definition for such other Persons;

  (5)
  in the case of the Company, Disqualified Capital Stock of the Company or any Restricted Subsidiary of the Company and

  (6)
  obligations of any such Person under any Hedging Obligations applicable to any of the preceding, if and to the extent such Hedging Obligations would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP.

        The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability reasonably expected to be incurred upon the occurrence of the contingency giving rise to the obligation, provided:

  (1)
  that the amount outstanding at any time of any Indebtedness issued with original issue discount is the principal amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP; and

  (2)
  that Indebtedness shall not include any liability for federal, state, local or other taxes.

        For the avoidance of doubt, "Indebtedness" of any Person shall not include: current trade payables incurred in the ordinary course of business and payable in accordance with customary practices; deferred tax obligations; minority interest; uncapitalized interest; non-interest bearing installment obligations and accrued liabilities incurred in the ordinary course of business; and obligations of the Company or any Restricted Subsidiary pursuant to contracts for, or options, puts or similar arrangements relating to, the purchase of raw materials or the sale of inventory at a time in the future entered into in the ordinary course of business.

        "Investments" means, directly, or indirectly, any advance, other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender, loan or capital contribution to, by means of transfers of property to others, payments for property or services for the account or use of others or otherwise, the purchase of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or the making of any investment in any Person. Investments shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices and any acquisition or purchase of Indebtedness of the Company or any of its Restricted Subsidiaries.

        "Issue Date" means August 13, 2003.

        "John Hancock" means John Hancock Life Insurance Company and Hancock Mezzanine Partners, L.P. and their respective Affiliates.

        "Lien" means, with respect to any property or assets of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, other than advance payments or customer deposits for goods and services sold by the Company in the ordinary course of business, security interest, lien, charge, easement, encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets, including without limitation, any Capitalized Lease Obligation, conditional sales, or other title retention agreement having substantially the same economic effect as any of the preceding.

        "Management Notes" means the promissory notes of certain current officers of the Company issued to Holdco prior to the Issue Date for the sole purpose of purchasing equity of Holdco and not to exceed the principal amount of $1,900,000 at any one time outstanding.

        "Management Side Letter Agreements" means the Letter Agreements dated January 1, 2002 between Holdco and each of David F. Myers, Jr. and Robert A. Peterson, as in existence on the Issue Date with payments made thereunder not to exceed in the aggregate $3,188,547, subject to adjustment based upon prevailing tax rates.

        "Net Income" means, with respect to any Person for any period, the net income (loss) of such Person determined in accordance with GAAP and before the reduction in respect of preferred stock dividends.

        "Net Proceeds" means:

  (1)
  in the case of any sale of Capital Stock by or equity contribution to any Person, the aggregate net proceeds received by such issuer, after payment of expenses, commissions, taxes and the like incurred in connection therewith, whether such proceeds are in cash or in property, valued at the fair market value of such property at the time of receipt, and

  (2)
  in the case of any exchange, exercise, conversion or surrender of outstanding securities of any kind for or into shares of Capital Stock of such Person which is not Disqualified Capital Stock, the fair market value of such outstanding securities on the date of such exchange, exercise, conversion or surrender, plus any additional amount required to be paid by the Holder to such Person upon such exchange, exercise, conversion or surrender, less any and all payments made to the Holders, e.g., on account of fractional shares and less all expenses incurred by such Person in connection therewith.

        "New Holdco Note" means senior unsecured notes that may be issued by Holdco without subsidiary guarantees with an interest rate not to exceed 12.5% per annum, payable-in-kind from their date of issuance until the five year anniversary of such date and in an aggregate principal amount upon original issuance not to exceed $25.0 million.

        "Non-Payment Event of Default" means any event, other than a Payment Default, the occurrence of which entitles one or more Persons to accelerate the maturity of any Designated Senior Indebtedness.

        "Officers' Certificate" means, with respect to any Person, a certificate signed by the Chief Executive Officer, the President or any Vice President and the Chief Financial Officer or any Treasurer of such Person that shall comply with applicable provisions of the Indenture and delivered to the Trustee.

        "Payment Default" means any default, whether or not any requirement for the giving of notice, the lapse of time or both, or any other condition to such default becoming an event of default has occurred, in the payment of principal of, or premium, if any, or interest on or any other amount payable in connection with Senior Indebtedness.

        "Permitted Holders" means the CIBC/Argosy Group, CIVC and John Hancock.

        "Permitted Indebtedness" means:

  (1)
  Indebtedness of the Company or any Restricted Subsidiary arising under or in connection with the Senior Credit Facility in an amount at any time outstanding not to exceed $140.0 million in aggregate principal amount, of which up to C$10.0 million in aggregate principal amount may be in Canadian dollars, which amount shall be reduced by any mandatory prepayments actually made thereunder required as a result of any Asset Sale or similar sale of assets, to the extent, in the case of payments of revolving credit indebtedness, that the corresponding commitments have been permanently reduced, and any scheduled amortization payments actually made thereunder;

  (2)
  Indebtedness under the notes, including the Exchange Notes, in an aggregate principal amount not to exceed $152.5 million and the related Guarantees, including the guarantees of the Exchange Notes.

  (3)
  Indebtedness other than pursuant to clauses (1) and (2) above outstanding on the Issue Date;

  (4)
  Indebtedness of the Company to any Wholly-Owned Restricted Subsidiary and Indebtedness of any Wholly-Owned Restricted Subsidiary to the Company or another Restricted Subsidiary;

  (5)
  Hedging Obligations;

  (6)
  Refinancing Indebtedness;

  (7)
  Indebtedness consisting of guarantees made in the ordinary course of business by the Company or its Subsidiaries of obligations of the Company or any of its Subsidiaries, which obligations are otherwise permitted under the Indenture;

  (8)
  customary indemnification, adjustment of purchase price, earn-out or similar obligations, including title insurance, of the Company or any Restricted Subsidiary, in each case, incurred in connection with the acquisition or disposition of any business or assets of the Company or any Restricted Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such assets for the purpose of financing such acquisition;

  (9)
  Purchase Money Indebtedness and Capitalized Lease Obligations of the Company and its Subsidiaries incurred to acquire, lease or improve property, real or personal, in the ordinary course of business and any refinancings, renewals or replacements of any such Purchase Money Indebtedness or Capitalized Lease Obligation, subject to the limitations on the principal amount thereof set forth in this clause (9), the principal amount of which Purchase Money Indebtedness and Capitalized Lease Obligations shall not in the aggregate at any one time outstanding exceed the greater of $10.0 million and 5% of the Company's consolidated tangible assets stated in accordance with GAAP as of the end of the last preceding fiscal quarter for which financial statements are available;

  (10)
  Indebtedness of the Company or any Restricted Subsidiary, including letters of credit, in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance, or similar requirements of the Company or any Subsidiary in the ordinary course of business;

  (11)
  obligations of the Company or any Restricted Subsidiary in respect of performance bonds and completion, guarantee, surety and similar bonds in the ordinary course of business;

  (12)
  Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently, except in the case of daylight overdrafts, drawn against insufficient funds;

  (13)
  Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

  (14)
  Indebtedness consisting of take-or-pay obligations contained in supply agreements entered into in the ordinary course of business; and

  (15)
  additional Indebtedness of the Company or any of its Restricted Subsidiaries, other than Indebtedness specified in clauses (1) through (14) above, not to exceed in the aggregate at any one time outstanding the total of (a) $25.0 million minus (b) any Indebtedness specified in clause (10) above up to $10.0 million.

        For purposes of determining compliance with "Certain Covenants—Limitation on Additional Indebtedness," in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (15) above or is entitled to be incurred pursuant to the Coverage Ratio Exception, the Company shall, classify such item of Indebtedness on the date of its incurrence, or later reclassify such item of Indebtedness, in any manner that complies with the covenant "Certain Covenants—Limitation on Additional Indebtedness." Notwithstanding the preceding, Indebtedness outstanding under the Senior Credit Facility on the Issue Date shall be deemed to have been incurred under clause (1) above. The maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this definition will not be deemed to be exceeded solely as the result of fluctuations in the exchange rates of currencies. In determining the amount of Indebtedness outstanding under one of the clauses above, the outstanding principal amount of any particular Indebtedness of any Person shall be counted only once and any obligation of such Person or any other Person arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness shall be disregarded so long as it is permitted to be incurred by the Person or Persons incurring such obligation. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of the covenant described above under "Certain Covenants—Limitations on Additional Indebtedness."

        "Permitted Investments" means, for any Person, Investments made on or after the date of the Indenture consisting of:

  (1)
  Investments by the Company, or by a Restricted Subsidiary of the Company, in the Company or Norcross Capital, for any purpose permitted by the Indenture, or a Restricted Subsidiary, including any repurchase or acquisition of any notes issued under the Indenture;

  (2)
  Temporary Cash Investments;

  (3)
  Investments by the Company, or by a Restricted Subsidiary of the Company, in a Person, if as a result of such Investment

  •
  such Person becomes a Restricted Subsidiary of the Company,

  •
  such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company, or

  •
  such business or assets are owned by the Company or a Restricted Subsidiary;

  (4)
  Investments made as part of the acquisition of KCL; provided that such Investments were not made in contemplation of the acquisition of KCL;

  (5)
  an Investment that is made by the Company or a Restricted Subsidiary of the Company in the form of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities that are issued by a third party to the Company or a Restricted Subsidiary solely as partial consideration for the consummation of an Asset Sale that is otherwise permitted under the covenant described under "Certain Covenants—Limitation on Certain Asset Sales";

  (6)
  Investments consisting of

  •
  purchases and acquisitions of inventory, supplies, materials and equipment, in each case in the ordinary course of business, or

    •
    licenses or leases of intellectual property and other assets, in each case in the ordinary course of business;

  (7)
  Investments consisting of

  •
  loans and advances to employees for travel, relocation and business expenses in the ordinary course of business not to exceed $500,000 in the aggregate at any one time outstanding, and

  •
  prepaid expenses incurred in the ordinary course of business;

  (8)
  without duplication, Investments consisting of Indebtedness permitted pursuant to clause (4) under the definition of Permitted Indebtedness;

  (9)
  Investments of the Company or any Restricted Subsidiary under any Hedging Obligations;

  (10)
  Investments consisting of endorsements for collection or deposit in the ordinary course of business;

  (11)
  Investments consisting of Loans to officers and employees for the sole purpose of purchasing equity of Holdco, secured with the equity purchased therewith and not to exceed $3.5 million at any time outstanding;

  (12)
  Investments existing on the Issue Date and any amendment, modification, restatement, supplement, extension, renewal, refunding, replacement or refinancing, in whole or in part, of such investments;

  (13)
  Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

  (14)
  any guarantees of any Permitted Indebtedness or any Indebtedness incurred under the Coverage Ratio Exception;

  (15)
  Investments useful in businesses similar or ancillary to the business of the Company acquired solely in exchange for the issuance of Capital Stock, other than Disqualified Capital Stock, of the Company or Holdco; or

  (16)
  Investments in an aggregate amount, as valued at the time each such Investment is made, not exceeding $10.0 million for all such Investments from and after the Issue Date; provided, that the amount available for Investments to be made pursuant to this clause (16) shall be increased from time to time to the extent any return on capital is received by the Company or a Restricted Subsidiary on any Permitted Investment previously made in reliance on this clause (16).

  "Permitted Liens" means

  (1)
  Liens on property or assets of, or any equity interests in or secured debt of, any Person existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time such Person is merged into the Company or any of its Restricted Subsidiaries; provided, that such Liens

  •
  are not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of the Company or merging into the Company or any of its Restricted Subsidiaries, and

  •
  do not extend to or cover any property, assets, Capital Stock or Indebtedness other than those of such Person at the time such Person becomes a Restricted Subsidiary or is merged into the Company or any of its Restricted Subsidiaries;

  (2)
  Liens securing Refinancing Indebtedness that is incurred to refinance any Indebtedness that has been secured by a Lien permitted under the Indenture; provided, that any such Lien does not extend to or cover any Property, shares or debt other than the Property, shares or debt securing the Indebtedness so refunded, refinanced or extended;

  (3)
  Liens in favor of the Company or any of its Restricted Subsidiaries;

  (4)
  Liens to secure Purchase Money Indebtedness and Capitalized Lease Obligations that are permitted under the Indenture; provided, that

  •
  with respect to any Purchase Money Indebtedness, any such Lien is created solely for the purpose of securing Indebtedness representing, or incurred to finance, refinance or refund, the cost, including sales and excise taxes, installation and delivery charges and other direct costs of, and other direct expenses paid or charged in connection with, such purchase, construction or improvement, of such Property,

  •
  with respect to any Purchase Money Indebtedness, the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such costs, and

  •
  such Lien does not extend to or cover any Property other than the item of Property that is the subject of such Purchase Money Indebtedness or Capitalized Lease Obligation, as the case may be, and any improvements on such item;

  (5)
  Liens for taxes, assessments or governmental charges that are not yet due or payable or are within any applicable grace period or that are being contested in good faith by appropriate proceedings;

  (6)
  Liens securing Senior Indebtedness and Liens securing Guarantor Senior Indebtedness;

  (7)
  Liens existing on the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date and any renewals or extensions of such Liens on terms no more restrictive and secured by the same collateral on the Issue Date;

  (8)
  Liens incurred in the ordinary course of business in connection with worker's compensation, unemployment insurance or other forms of government insurance or benefits, or to secure the performance of letters of credit, bids, tenders, statutory obligations, surety and appeal bonds, leases, government contracts, rent and other similar obligations, other than obligations for borrowed money, entered into in the ordinary course of business;

  (9)
  any attachment or judgment Lien not constituting an Event of Default under the Indenture that is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, if so required;

  (10)
  Liens arising from the filing, for notice purposes only, of financing statements in respect of operating leases;

  (11)
  Liens consisting of restrictions on the transfer of securities, pursuant to applicable federal and state securities laws;

  (12)
  interests of lessors and licensors under leases and licenses to which the Company or any of its Restricted Subsidiaries is a party;

  (13)
  with respect to any real property occupied by the Company or any of its Restricted Subsidiaries, all easements, rights of way, licenses and similar encumbrances on or defects of title that do not materially impair the use of such property for its intended purposes;

  (14)
  Liens imposed by law that are incurred in the ordinary course of business and do not secure Indebtedness for borrowed money, such as carriers', warehousemen's, mechanics', landlords',

    materialmen's, employees', laborers', employers', suppliers', banks', repairmen's and other like Liens incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect of such Liens.

  (15)
  terminable or short-term leases or permits for occupancy, in each case entered into in the ordinary cause of business, which leases or permits expressly grant to the Company or any Restricted Subsidiary the right to terminate them at any time on not more than six months' notice and do not individually or in the aggregate interfere with the operation of the business of the Company or any Restricted Subsidiary or individually or in the aggregate impair the use, for its intended purpose, or the value of the property subject thereto;

  (16)
  bankers' Liens, rights of setoff and other similar Liens existing solely with respect to cash and Temporary Cash Investments on deposit in one or more accounts maintained by the Company or any Restricted Subsidiary;

  (17)
  Liens securing Hedging Obligations;

  (18)
  pledges of or Liens on raw materials or on manufactured products as security for any drafts or bills of exchange drawn in connection with the importation of such raw materials or manufactured products;

  (19)
  Liens in favor of issuers of surety, performance, judgment, appeal and like bonds or letters of credit issued in the ordinary course of business;

  (20)
  any obligations or duties affecting any property of the Company or any Restricted Subsidiary to any municipality or public authority with respect to any franchise, grant, license or permit that do not materially impair the use of such property for the purposes for which it is held;

  (21)
  Liens on any property in favor of governmental bodies to secure partial, progress, advance or other payments pursuant to any contract or statute, not yet due and payable;

  (22)
  Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements; and

  (23)
  Liens securing Indebtedness of Foreign Restricted Subsidiaries permitted to be incurred in accordance with the Indenture.

        "Permitted Tax Distributions" means the payment of any dividend or distribution to the extent required by the limited liability agreement of Holdco, as in effect on the Issue Date, to permit direct or indirect beneficial owners of shares of Capital Stock of the Company to pay federal, state or local income tax liabilities arising from income of the Company and attributable to them solely as a result of the Company's and any intermediate entity through which the holder owns such shares being a limited liability company, partnership or similar entity for federal income tax purposes.

        "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government, including any agency or political subdivision of such government.

        "Preferred Stock" means any Capital Stock of a Person, however designated, which entitles the holder of such stock to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.

        "Property" of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries under GAAP.

        "Purchase Money Indebtedness" means any Indebtedness incurred by a Person to finance, within 180 days from incurrence, the cost, including the cost of construction, of an item of Property acquired or improved in the ordinary course of business, the principal amount of which Indebtedness does not exceed the sum of

  •
  100% of such cost; and

  •
  reasonable fees and expenses of such Person incurred in connection therewith.

        "Refinancing Indebtedness" means Indebtedness that refunds, refinances or extends any Indebtedness of the Company or its Restricted Subsidiaries, including Indebtedness that refinances Refinancing Indebtedness, permitted to be incurred by the Company or its Restricted Subsidiaries pursuant to the terms of the Indenture, other than pursuant to clauses (1), (4), (5), (7), (8), (10)-(15) of the definition of Permitted Indebtedness, but only to the extent that:

  (1)
  the Refinancing Indebtedness is subordinated to the notes to at least the same extent as the Indebtedness being refunded, refinanced or extended, if at all;

  (2)
  either (a) the Refinancing Indebtedness is scheduled to mature after the maturity date of the notes; or (b) the Refinancing Indebtedness has a weighted average life to maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the weighted average life to maturity of the portion of the Indebtedness being refunded, refinanced or extended that is scheduled to mature on or prior to the maturity date of the notes;

  (3)
  such Refinancing Indebtedness is in an aggregate principal amount that is equal to or less than the sum of

  •
  the aggregate principal amount then outstanding under the Indebtedness being refunded, refinanced or extended,

  •
  the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of preexisting prepayment provisions on such Indebtedness being refunded, refinanced or extended, and

  •
  the amount of fees, expenses and costs related to the incurrence of such Refinancing Indebtedness; and

  (4)
  such Refinancing Indebtedness is incurred by a Person at the same level in the corporate structure as the Person that initially incurred the Indebtedness being refunded, refinanced or extended, except that the Company may incur Refinancing Indebtedness to refund, refinance or extend Indebtedness of any Guarantor.

        "Representative" means the indenture trustee or other trustee, agent or representative in respect of any Designated Senior Debt. However, if, and for so long as, any Designated Senior Debt lacks such a representative, then the Representative for such Designated Senior Debt shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Debt in respect of any Designated Senior Debt.

        "Restricted Payment" means any of the following:

  (1)
  the declaration or payment of any dividend or any other distribution or payment on Capital Stock of the Company or any Restricted Subsidiary of the Company or any payment made to the direct or indirect holders, in their capacities as such, of Capital Stock of the Company or any Restricted Subsidiary of the Company other than:

  •
  dividends or distributions payable solely in Capital Stock, other than Disqualified Capital Stock, or in options, warrants or other rights to purchase Capital Stock, other than Disqualified Capital Stock;

    •
    in the case of Wholly-Owned Subsidiaries of the Company, dividends or distributions payable to the Company or to a Wholly-Owned Subsidiary of the Company; and

    •
    in the case of non-Wholly-Owned Subsidiaries of the Company, pro rata dividends or distributions payable to the other holders of the same class of Capital Stock of such non-Wholly-Owned Subsidiary.

  (2)
  the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any direct or indirect parent of the Company, other than Capital Stock owned by the Company or a Wholly-Owned Subsidiary of the Company, excluding Disqualified Stock, or any option, warrants or other rights to purchase such Capital Stock;

  (3)
  the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any Indebtedness that is subordinate in right of payment to the Notes other than subordinated Indebtedness acquired or repaid in anticipation of satisfying a scheduled sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition;

  (4)
  the making of any Investment in any Person other than a Permitted Investment;

  (5)
  any designation of a Restricted Subsidiary as an Unrestricted Subsidiary, valued at the fair market value of the net assets of such Restricted Subsidiary on the date of designation; and

  (6)
  forgiveness of any Indebtedness of an Affiliate of the Company, other than a Restricted Subsidiary, to the Company or a Restricted Subsidiary.

        For purposes of determining the amount expended for Restricted Payments, cash distributed or invested shall be valued at its face amount and property other than cash shall be valued at its fair market value.

        "Restricted Subsidiary" means a Subsidiary of the Company other than an Unrestricted Subsidiary and includes all of the Subsidiaries of the Company existing as of the Issue Date. The Board of Directors of the Company may designate any Unrestricted Subsidiary or any Person that is to become a Subsidiary as a Restricted Subsidiary if immediately after giving effect to such action (and treating any Acquired Indebtedness as having been incurred at the time of such action), the Company could have incurred at least $1.00 of additional Indebtedness under the Coverage Ratio Exception. 'Rule 144A" means Rule 144A promulgated under the Securities Act.

        "Sale and Lease-Back Transaction" means any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of the Company of any real or tangible personal Property, which Property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person in contemplation of such leasing.

        "Securities Act" means the Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

        "Senior Credit Facility" means the Second Amended and Restated Credit Agreement dated as of March 20, 2003, among the Company, the Company's Subsidiaries, the lenders party thereto in their capacities as lenders thereunder, Fleet National Bank, as administrative agent, and Canadian Imperial Bank of Commerce, as Canadian Lender, together with the related documents thereto, including, without limitation, any guarantee agreements and security documents, in each case as such agreements and documents may be amended, including any amendment and restatement of such agreements and documents, supplemented or otherwise modified from time to time. The term "Senior Credit Facility" shall include any agreement extending the maturity of, refinancing, replacing or otherwise restructuring, including increasing the amount of available borrowings thereunder, adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder or replacing or refinancing such Indebtedness with notes, debentures or other securities issued under an indenture or similar agreement, all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

        "Senior Indebtedness" means the principal of and premium, if any, and interest, including, without limitation, interest accruing or that would have accrued but for the filing of a bankruptcy, reorganization or other insolvency proceeding whether or not such interest constitutes an allowable claim in such proceeding, on, and any and all other fees, expense reimbursement obligations and other amounts due pursuant to the terms of all agreements, documents and instruments providing for, creating, securing or evidencing or otherwise entered into in connection with

          (1)   all Indebtedness of the Company or any Restricted Subsidiary owed to lenders under the Senior Credit Facility;

          (2)   all obligations of the Company or any Restricted Subsidiary with respect to Hedging Obligations;

          (3)   all obligations of the Company or any Restricted Subsidiary to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

          (4)   all other Indebtedness of the Company or any Guarantor that does not expressly provide that it is to rank pari passu with or subordinate to the notes or the Guarantee of such Guarantor, as the case may be; and

          (5)   all deferrals, renewals, extensions and refundings of, and amendments, modifications and supplements to, any of the Senior Indebtedness described above.

        Notwithstanding anything to the contrary in the preceding, Senior Indebtedness will not include

          (1)   Indebtedness of the Company or any Guarantor to any of their respective Subsidiaries, or to any Affiliate, other than an Affiliated Senior Lender, of the Company or such Guarantor or any of such Affiliate's Subsidiaries;

          (2)   Indebtedness represented by the notes and the Guarantees;

          (3)   any Indebtedness which by the express terms of the agreement or instrument creating, evidencing or governing the same is junior or subordinate in right of payment to any item of Senior Indebtedness;

          (4)   any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business;

          (5)   Indebtedness incurred in violation of the Indenture;

          (6)   Indebtedness represented by Disqualified Capital Stock; and

          (7)   any Indebtedness to or guaranteed on behalf of, any shareholders, director, officer or employee of the Company or any Guarantor or any Subsidiary of the Company or such Guarantor, other than a shareholder who is also an Affiliated Senior Lender.

        "Significant Subsidiary" with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a "significant subsidiary" set forth in Rule 1.02(w) of Regulation S-X under the Securities Act.

        "Subsidiary" of any specified Person means any corporation, partnership, limited liability company, joint venture, association or other business entity, whether now existing or hereafter organized or acquired,

  (1)
  in the case of a corporation, of which more than 50% of the total voting power of the Capital Stock entitled, without regard to the occurrence of any contingency, to vote in the election of directors, officers or Trustees of such corporation is held by such first-named Person or any of its Subsidiaries; or

  (2)
  in the case of a partnership, limited liability company, joint venture, association or other business entity, with respect to which such first-named Person or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise or if in accordance with GAAP such entity is consolidated with the first-named Person for financial statement purposes.

        "Temporary Cash Investments" means

  (1)
  Investments in marketable, direct obligations issued or guaranteed by the United States of America, or of any governmental agency or political subdivision of such governmental agency, maturing within 365 days of the date of purchase;

  (2)
  Investments in certificates of deposit, eurodollar time deposits, bankers' acceptances or overnight bank deposits issued by a bank organized under the laws of the United States of America or any state thereof or the District of Columbia, in each case having capital, surplus and undivided profits totaling more than $500.0 million and rated at least A by Standard & Poor's Rating Agency and A-2 by Moody's Investors Service, Inc., maturing within 365 days of purchase;

  (3)
  repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1) and (2) above entered into with any financial institution meeting the qualifications specified in clause (2) above;

  (4)
  commercial paper having a rating no lower than "A-2" from Moody's Investors Service, Inc. or "P2" from Standard & Poor's Rating Services and in each case maturing within 12 months after the date of acquisition; or

  (5)
  Investments not exceeding 365 days in duration in money market funds that invest substantially all of such funds' assets in the Investments described in the preceding clauses (1), (2), (3) and (4); or

  (6)
  in the case of Foreign Subsidiaries, substantially similar instruments to those set forth in (1) through (5) above.

        "Unrestricted Subsidiary" means

  •
  any Subsidiary of an Unrestricted Subsidiary and

  •
  any Subsidiary of the Company that is classified after the Issue Date as an Unrestricted Subsidiary by a resolution adopted by the Board of Directors of the Company; provided, that a Subsidiary organized or acquired after the Issue Date may be so classified as an Unrestricted Subsidiary only if such classification is in compliance with the covenant set forth under "Certain Covenants—Limitation on Restricted Payments."

        The Trustee shall be given prompt notice by the Company of each resolution adopted by the Board of Directors of the Company under this provision, together with a copy of each such resolution adopted.

Book-Entry, Delivery and Form

        Initially, the Exchange Notes will be represented by one or more notes in registered, global form without interest coupons (collectively, the "Global Note"). The Global Note will be deposited upon issuance with the trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York or Wilmington, Delaware and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

        Except as set forth below, the Global Note may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Note may not be exchanged for notes in certificated form except in the limited circumstances described below. See "—Exchange of Book-Entry Notes for Certificated Notes."

        In addition, transfer of beneficial interests in the Global Note will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, including, if applicable, those of Euroclear and Clearstream, which may change from time to time.

Depository Procedures

        DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of the Participants. The Participants include securities brokers and dealers, including the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and the Indirect Participants.

        DTC has also advised us that pursuant to procedures established by it, (a) upon deposit of the Global Note, DTC will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the Global Note and (b) ownership of such interests in the Global Note will be shown on, and the transfer of ownership of such interests will be effected only through, records maintained by DTC, with respect to the Participants, or by the Participants and the Indirect Participants, with respect to other owners of beneficial interests in the Global Note.

        Investors in the Global Note may hold their interests therein directly through DTC, if they are Participants in such system, or indirectly through organizations, including Euroclear and Clearstream, which are Participants in such system. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such system.

        The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        Except as described below, owners of interests in the Global Note will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders of notes under the Indenture for any purpose.

        Payments in respect of the principal of, and premium, if any, and interest on a Global Note registered in the name of DTC or its nominee will be payable to DTC or its nominee in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, we and the trustee will treat the persons in whose names the notes, including the Global Note, are registered as the owners of the notes for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of us, the initial purchasers, the trustee nor any of our agents or the agent of the initial purchasers or the trustee has or will have any responsibility or liability for (a) any aspect or accuracy of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership or (b) any other matter relating to the actions and practices of DTC or any of the Participants or the Indirect Participants.

        DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes, including principal and interest, is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of the Participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the Global Note for all purposes.

        Except for trades involving only Euroclear and Clearstream participants, interests in the Global Note will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and the Participants.

        Transfers between Participants in DTC will be effected in accordance with DTC's procedures and will be settled in same-day funds. Transfers between accountholders in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

        Cross-market transfers between the accountholders in DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream accountholders, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depository; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines, Brussels time, of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depository to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream accountholders may not deliver instructions directly to the depositories for Euroclear or Clearstream.

        Because of time zone differences, the securities account of a Euroclear or Clearstream accountholder purchasing an interest in a Global Note from an accountholder in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day, which must be a business day for Euroclear or Clearstream, immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream accountholder to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

        DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account with DTC interests in the Global Note are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if any of the events described under "—Exchange of Book Entry Notes for Certificated Notes" occurs, DTC reserves the right to exchange the Global Note for, in the case of the Global Note, legended notes in certificated form and to distribute such notes to its Participants.

        The information in this section concerning DTC, Euroclear and Clearstream and their book-entry systems has been obtained from sources that we believe to be reliable. We are not responsible for the performance of DTC, Euroclear or Clearstream of their obligations under the rules and procedures governing their operations.

        Although DTC, Euroclear and Clearstream have agreed to the preceding procedures to facilitate transfers of interests in the Regulation S Global Note and in the Global Note among accountholders in DTC and accountholders of Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of us, the initial purchasers or the trustee nor any or our agents or the agent of the initial purchasers or the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants, indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Notes for Certificated Notes

        A Global Note is exchangeable for definitive notes in registered certificated form if

  •
  DTC (x) notifies us that it is unwilling or unable to continue as depository for the Global Note and we thereupon fail to appoint a successor depository or (y) has ceased to be a clearing agency registered under the Exchange Act,

  •
  we notify the trustee in writing that we elect to cause issuance of notes in certificated form, or

  •
  there shall have occurred and be continuing a Default or an Event of Default with respect to the notes. In all cases, certificated notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC, in accordance with its customary procedures, and will bear the restrictive legend described in "Notice to Investors" unless we determine otherwise in compliance with applicable law.

THE EXCHANGE OFFER

        We have entered into a Registration Rights Agreement pursuant to which we have agreed, for the benefit of the holders of the outstanding notes, that we will, at our cost,

          (1)   within 120 days after the issue date of the outstanding notes, file a registration statement (the "Exchange Offer Registration Statement") of which this prospectus is a part, with the Commission with respect to a registered offer to exchange (the "Exchange Offer") the outstanding notes for notes that will have terms substantially identical in all material respects to the outstanding notes (the "Exchange Notes"), except that the Exchange Notes will not contain terms with respect to transfer restrictions, and will be guaranteed by the guarantors on terms substantially identical in all material respects to the guarantees,

          (2)   within 210 days after the issue date of the outstanding notes, use our reasonable best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act. Upon the Exchange Offer Registration Statement being declared effective, we will offer the Exchange Notes in exchange for surrender of the outstanding notes, and

          (3)   keep the Exchange Offer open for not less than 20 business days, or longer if required by applicable law, after the date notice of the Exchange Offer is mailed to the holders of the outstanding notes. For each note surrendered to us pursuant to the Exchange Offer, the holder of such note will receive an Exchange Note having a principal amount equal to that of the surrendered note.

Under existing Commission interpretations, the Exchange Notes would in general be freely transferable after the Exchange Offer without further registration under the Securities Act; provided that, in the case of broker-dealers, a prospectus meeting the requirements of the Securities Act be delivered as required. We have agreed for a period of 180 days after consummation of the Exchange Offer to make available a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any such Exchange Notes acquired as described below. A broker-dealer that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act, and will be bound by the provisions of the Exchange Offer Registration Rights Agreement, including certain indemnification rights and obligations.

        Each holder of outstanding notes that wishes to exchange such outstanding notes for Exchange Notes in the Exchange Offer will be required to make certain representations including representations that

          (1)   any Exchange Notes to be received by it will be acquired in the ordinary course of its business;

          (2)   it has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes; and

          (3)   it is not an "affiliate," as defined in Rule 405 of the Securities Act, of us or any of the guarantors, or if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

If the holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of the Exchange Notes. If the holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

        In the event that applicable interpretations of the staff of the Commission do not permit us to effect such an Exchange Offer, or if for any other reason the Exchange Offer is not consummated within 270 days of the issue date of the outstanding notes or, under certain circumstances, if the initial purchasers shall so request, we will, at our own expense,

          (1)   as promptly as practicable, file a shelf registration statement covering resales of the outstanding notes (the "Shelf Registration Statement");

          (2)   use our reasonable best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act; and

          (3)   use our reasonable best efforts to keep effective the Shelf Registration Statement until the earlier of the disposition of the notes covered by the Shelf Registration Statement or two years after the issue date of the outstanding notes.

We will, in the event of the Shelf Registration Statement, provide to each holder of the outstanding notes copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for the outstanding notes has become effective and take certain other actions as are required to permit unrestricted resales of the outstanding notes. A holder of the outstanding notes that sells such notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Exchange Offer Registration Rights Agreement which are applicable to such a holder, including certain indemnification rights and obligations.

        If we fail to comply with the above provisions or if such registration statement fails to become effective, then, as liquidated damages, additional interest shall become payable in respect of the outstanding notes as follows:

          (1)   If (a) the Exchange Offer Registration Statement or Shelf Registration Statement is not filed within 120 days after the issue date of the outstanding notes or (b) notwithstanding that we have consummated or will consummate an Exchange Offer, we are required to file a Shelf Registration Statement and such Shelf Registration Statement is not filed on or prior to the date required by the Exchange Offer Registration Rights Agreement;

          (2)   If (a) an Exchange Offer Registration Statement or Shelf Registration Statement is not declared effective within 210 days after the issue date of the outstanding notes or (b) notwithstanding that we have consummated or will consummate an Exchange Offer, we are required to file a Shelf Registration Statement and such Shelf Registration Statement is not declared effective by the Commission on or prior to the 60th day following the date such Shelf Registration Statement was filed; or

          (3)   If either (a) we have not exchanged the Exchange Notes for all outstanding notes validly tendered in accordance with the terms of the Exchange Offer on or prior to the 240th day after the issue date of the outstanding notes or (b) the Exchange Offer Registration Statement ceases to be effective at any time prior to the time that the Exchange Offer is consummated or (c) if applicable, the Shelf Registration Statement ceases to be effective at any time prior to the second anniversary of the issue date of the outstanding notes;

(each such event referred to in clauses (1) through (3) above is a "Registration Default"), the sole remedy available to holders of the outstanding notes will be the immediate assessment of additional interest ("Additional Interest") as follows: the per annum interest rate on the notes will increase by 0.25%, and the per annum interest rate will increase by an additional 0.25% for each subsequent 90-day period during which the Registration Default remains uncured, up to a maximum additional interest rate of 1.0% per annum in excess of the interest rate on the cover of this prospectus. All Additional Interest will be payable to holders of the outstanding notes in cash on each interest payment date, commencing with the first such date occurring after any such Additional Interest commences to accrue, until such Registration Default is cured. After the date on which such Registration Default is cured, the interest rate on the outstanding notes will revert to the interest rate originally borne by the outstanding notes, as shown on the cover of this prospectus.

        The preceding is a summary of the material provisions of the Exchange Offer Registration Rights Agreement. We encourage you to read the Registration Rights Agreement in its entirety, a copy of which will be available upon request to us.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Any holder may tender some or all of its outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000.

        The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

  (1)
  the exchange notes bear a Series B designation and a different CUSIP Number from the outstanding notes;

  (2)
  the exchange notes have been registered under the Securities Act and hence will not bear legends restricting their transfer; and

  (3)
  the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions providing for an increase in the interest rate on the outstanding notes in certain circumstances relating to the timing of the exchange offer, all of which rights will terminate when the exchange offer is terminated.

The exchange notes will evidence the same debt as the outstanding notes and will be entitled to the benefits of the indenture.

        As of the date of this prospectus, $152,500,000 aggregate principal amount of the outstanding notes were outstanding. We have fixed the close of business on                          , 2004 as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially.

        Holders of outstanding notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law, or the indenture relating to the notes in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

        We will be deemed to have accepted validly tendered outstanding notes when, as and if we have given oral or written notice of such acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us.

        If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of specified other events set forth in this prospectus or otherwise, the certificates for any unaccepted outstanding notes will be returned, without expense, to the tendering holder of such notes, promptly after the expiration date of the exchange offer.

        Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See "—Fees and Expenses."

Expiration Date; Extensions; Amendments

        The term "expiration date" will mean 5:00 p.m., New York City time, on                          , 2004, unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" will mean the latest date and time to which the exchange offer is extended.

        In order to extend the exchange offer, we will make a press release or other public announcement, notify the exchange agent of any extension by oral or written notice and will mail to the registered holders an announcement of such extension, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        We reserve the right, in our sole discretion, (1) to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under "—Conditions" have not been satisfied, by giving oral or written notice of any extension or termination to the exchange agent or (2) to amend the terms of the exchange offer in any manner. Such decision will also be communicated in a press release or other public announcement prior to 9:00 a.m., New York City time on the next business day following such decision. Any announcement of extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders.

Interest on the Exchange Notes

        The exchange notes will bear interest from their date of issuance. Holders of outstanding notes that are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the date of issuance of the exchange notes. Such interest will be paid with the first interest payment on the exchange notes on February 15, 2004. Interest on the outstanding notes accepted for exchange will cease to accrue upon issuance of the exchange notes.

        Interest on the exchange notes is payable semi-annually on each August 15 and February 15, commencing on February 15, 2004.

Procedures for Tendering Outstanding Notes

        -]Only a holder of outstanding notes may tender outstanding notes in the exchange offer. To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal or transmit an agent's message in connection with a book-entry transfer, and mail or otherwise deliver the letter of transmittal or the facsimile, together with the outstanding notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. To be tendered effectively, the outstanding notes, letter of transmittal or an agent's message and other required documents must be completed and received by the exchange agent at the address set forth below under "Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date. Delivery of the outstanding notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of the book-entry transfer must be received by the exchange agent prior to the expiration date.

        The term "agent's message" means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent forming a part of a confirmation of a book-entry, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the outstanding notes that the participant has received and agrees: (1) to participate in ATOP; (2) to be bound by the terms of the letter of transmittal; and (3) that we may enforce the agreement against the participant.

        By executing the letter of transmittal, each holder will make to us the representations set forth above in the third paragraph under the heading "—Purpose and Effect of the Exchange Offer."

        The tender by a holder and our acceptance thereof will constitute agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal or agent's message.

        The method of delivery of outstanding notes and the letter of transmittal or agent's message and all other required documents to the exchange agent is at the election and sole risk of the holder. As an alternative to delivery by mail, holders may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or old notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for them.

        Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. See "Instructions to Registered Holder and/or Book-Entry Transfer Facility Participant from Beneficial Owner" included with the letter of transmittal.

        Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member of the Medallion System unless the outstanding notes tendered pursuant to the letter of transmittal are tendered (1) by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal or (2) for the account of a member firm of the Medallion System. In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by a member firm of the Medallion System.

        The Medallion System is a program under which eligible financial institutions guarantee signatures in connection with the sale, assignment or transfer of securities. By medallion guaranteeing the securities to be sold, assigned and transferred, the guarantor takes financial responsibility if the transfer is completed fraudulently. A medallion signature guarantee may be obtained from a bank, brokerage firm, credit union or savings and loan institution that is a member of the Medallion System, as most such institutions are.

        If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed in this prospectus, the outstanding notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder's name appears on the outstanding notes with the signature thereon guaranteed by a member firm of the Medallion System.

        If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, the person signing should so indicate when signing, and evidence satisfactory to us of its authority to so act must be submitted with the letter of transmittal.

        We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the outstanding notes at DTC for the purpose of facilitating the exchange offer, and subject to the establishment of such accounts, any financial institution that is a participant in DTC's system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent's account with respect to the outstanding notes in accordance with DTC's procedures for the transfer. Although delivery of the outstanding notes may be effected through book-entry transfer into the exchange agent's account at DTC, unless an agent's message is received by the exchange agent in compliance with ATOP, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under the procedures. Delivery of documents to DTC does not constitute delivery to the exchange agent.

        All questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right in our sole discretion to waive any defects, irregularities or conditions of tender as to particular outstanding notes. If we waive a condition we will waive it for all holders. However, we will not waive any condition of tender relating to the requirements set forth in the following SEC no-action letters: Exxon Capital Holdings Corporation (April 13, 1989), Morgan Stanley & Co., Inc., (June 5, 1991), and Shearman & Sterling, (July 2, 1993). Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent nor any other person will incur any liability for failure to give the notification. Tenders of outstanding notes will not be deemed to have been made until the defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date. Prior to the expiration of the exchange offer, all conditions set forth in the letter of transmittal must be met or waived. If we chose to waive any required condition and that waiver constitutes a material change to the offering, the offer will be extended at least five business days.

Guaranteed Delivery Procedures

        Holders who wish to tender their outstanding notes and (1) whose outstanding notes are not immediately available, (2) who cannot deliver their outstanding notes, the letter of transmittal or any other required documents to the exchange agent or (3) who cannot complete the procedures for book-entry transfer, prior to the expiration date, may effect a tender if:

  (A)
  the tender is made through a member firm of the Medallion System;

  (B)
  prior to the expiration date, the exchange agent receives from a member firm of the Medallion System a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery setting forth the name and address of the holder, the certificate number(s) of the outstanding notes and the principal amount of outstanding notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof together with the certificate(s) representing the outstanding notes or a confirmation of book-entry transfer of the outstanding notes into the exchange agent's account at DTC, and any other documents required by the letter of transmittal will be deposited by the member firm of the Medallion System with the exchange agent; and

  (C)
  the properly completed and executed letter of transmittal of facsimile thereof, as well as the certificate(s) representing all tendered outstanding notes in proper form for transfer or a confirmation of book-entry transfer of the outstanding notes into the exchange agent's account at DTC, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

        Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

        To withdraw a tender of outstanding notes in the exchange offer, a telegram, telex, letter or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Any notice of withdrawal must:

  (1)
  specify the name of the person having deposited the outstanding notes to be withdrawn;

  (2)
  identify the outstanding notes to be withdrawn, including the certificate number(s) and principal amount of the outstanding notes, or, in the case of outstanding notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

  (3)
  be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the outstanding notes register the transfer of the outstanding notes into the name of the person withdrawing the tender; and

  (4)
  specify the name in which any outstanding notes are to be registered, if different from that of the person depositing the outstanding notes to be withdrawn.

All questions as to the validity, form and eligibility, including time of receipt, of the notices will be determined by us, which determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will be issued with respect thereto unless the outstanding notes so withdrawn are validly retendered. Any outstanding notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under "—Procedures for Tendering" at any time prior to the expiration date.

Conditions

        Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange notes for, any outstanding notes, and may, prior to the expiration of the exchange offer, terminate or amend the exchange offer as provided in this prospectus, if:

  (1)
  any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which we reasonably believe might materially impair our ability to proceed with the exchange offer or any material adverse development has occurred in any existing action or proceeding with respect to us or any of our subsidiaries; or

  (2)
  any law, statute, rule, regulation or interpretation by the Staff of the SEC is proposed, adopted or enacted, which we reasonably believe might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us; or

  (3)
  any governmental approval has not been obtained, which approval we reasonably believe to be necessary for the consummation of the exchange offer as contemplated by this prospectus.

        If we reasonably determine that any of the conditions are not satisfied, we may (1) refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders, (2) extend the exchange offer and retain all outstanding notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw the outstanding notes (see "—Withdrawal of Tenders") or (3) waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered outstanding notes which have not been withdrawn.

Exchange Agent

        Wilmington Trust Company has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notice of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Overnight Courier or Registered/Certified Mail:	By Hand Prior to 4:30 p.m., New York City Time:
Wilmington Trust Company 1100 N. Market Street Rodney Square North Wilmington, DE 19890-1615 Attn: Reorg Services	Wilmington Trust Company 1100 N. Market Street Rodney Square North Wilmington, DE 19890-1615 Attn: Reorg Services
Facsimile Transmission:	For Information Telephone:
(302) 636-4145	(302) 636-6472

Delivery to an address other than set forth above will not constitute a valid delivery.

Fees and Expenses

        We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telecopy, telephone or in person by our and our affiliates' officers and regular employees.

        We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses incurred in connection with these services.

        We will pay the cash expenses to be incurred in connection with the exchange offer. Such expenses include fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

Accounting Treatment

        The exchange notes will be recorded at the same carrying value as the outstanding notes, which is face value, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as a result of the exchange offer. The expenses of the exchange offer will be deferred and charged to expense over the term of the exchange notes.

Consequences of Failure to Exchange

        The outstanding notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, the outstanding notes may be resold only:

  (1)
  to us upon redemption of such notes or otherwise;

  (2)
  so long as the outstanding notes are eligible for resale pursuant to Rule 144A, to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, in accordance with Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act, which other exemption is based upon an opinion of counsel reasonably acceptable to us;

  (3)
  outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

  (4)
  pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

Resale of the Exchange Notes

        With respect to resales of exchange notes, based on interpretations by the Staff of the SEC set forth in no-action letters issued to third parties, we believe that a holder or other person who receives exchange notes, whether or not the person is the holder, other than a person that is our affiliate within the meaning of Rule 405 under the Securities Act, in exchange for outstanding notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the exchange notes, will be allowed to resell the exchange notes to the public without further registration under the Securities Act and without delivering to the purchasers of the exchange notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires exchange notes in the exchange offer for the purpose of distributing or participating in a distribution of the exchange notes, the holder cannot rely on the position of the Staff of the SEC expressed in the no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of material United States federal income tax consequences of the acquisition, ownership and disposition of the notes, but does not purport to be a complete analysis of all the potential tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Department regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. This summary is limited to the tax consequences of those persons who are original beneficial owners of the notes, who purchase notes at their original issue price for cash and who hold such notes as capital assets within the meaning of Section 1221 of the Code ("Holders"). This summary does not purport to deal with all aspects of United States federal income taxation that might be relevant to particular Holders in light of their particular investment circumstances or status, nor does it address specific tax consequences that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, expatriates, tax-exempt organizations and persons that have a functional currency other than the United States Dollar or persons in special situations, such as those who have elected to mark securities to market or those who hold notes as part of a straddle, hedge, conversion transaction or other integrated investment). In addition, this summary does not address United States federal alternative minimum tax consequences or consequences under the tax laws of any state, local or foreign jurisdiction. We have not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in this summary, and we cannot assure you that the IRS will agree with such statements and conclusions.

        Prospective purchasers of the notes are urged to consult their tax advisors concerning the United States federal income taxation and other tax consequences to them of acquiring, owning and disposing of the notes, as well as the application of state, local and foreign income and other tax laws.

        For purposes of the following summary, a "U.S. Holder" is a holder that is (a) a citizen or individual resident of the United States; (b) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; (c) an estate, the income of which is subject to United States federal income tax regardless of the source or (d) a trust, if a court within the United States is able to exercise primary supervision over the trust's administration and one or more U.S. persons have the authority to control all its substantial decisions or if a valid election to be treated as a U.S. person is in effect with respect to such trust. A "Non-U.S. Holder" is a Holder that is neither a U.S. Holder nor a partnership for United States federal income tax purposes.

        A partnership for United States federal income tax purposes is not subject to income tax on income derived from holding the notes. A partner of the partnership may be subject to tax on such income under rules similar to the rules for U.S. Holders or non-U.S. Holders depending on whether (a) the partner is a U.S. or a non-U.S. person, and (b) the partnership is or is not engaged in a United States trade or business to which income or gain from the notes is effectively connected. If you are a partner of a partnership acquiring the notes, we recommend that you consult your tax advisor about the United States tax consequences of holding and disposing of the notes.

United States Federal Income Taxation of U.S. Holders

  Exchange of Notes

        The exchange of notes for registered notes in the exchange offer will not constitute a material modification of the terms of the notes and thus will not constitute a taxable event for U.S. Holders. Consequently, a U.S. Holder will not recognize gain upon receipt of registered notes in exchange for notes in the exchange offer, the U.S. Holder's basis in the registered note received in the exchange offer will be the same as its basis in the corresponding notes immediately before the exchange and the U.S. Holder's holding period in the registered notes will include its holding period in the original notes.

  Payment of Interest

        The semi-annual payments of interest on the notes will be "qualified stated interest," and will generally be includable in the income of a U.S. Holder in accordance with the U.S. Holder's regular method of accounting for United States federal income tax purposes.

  Additional Interest

        We are obligated to pay additional interest on the notes under certain circumstances described under "Exchange Offer." Although the matter is not free from doubt, such additional interest should be taxable as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder's regular method of accounting for federal income tax purposes. It is possible, however, that the IRS may take a different position, in which case the timing and amount of income inclusion may be different from that described above. U.S. Holders should consult their own tax advisors about payments of additional interest.

  Disposition of Notes

        Upon the sale, exchange, redemption or other disposition of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between (a) the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which is treated as interest as described above) and (b) such Holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to such Holder.

        Gain or loss recognized on the disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder's holding period for the note is more than twelve months. The maximum federal long-term capital gain rate is 15% for noncorporate U.S. Holders and 35% for corporate U.S. Holders. The deductibility of capital losses by U.S. Holders is subject to limitations.

United States Federal Income Taxation of Non-U.S. Holders

  Exchange of Notes

        The exchange of notes for registered notes in the exchange offer will not constitute a taxable event for a Non-U.S. Holder.

  Payment of Interest

        Subject to the discussion of backup withholding below, payments of principal and interest on the notes by us or any of our agents to a Non-U.S. Holder will not be subject to United States federal withholding tax, provided that such payments are not effectively connected with the conduct of a United States trade or business and:

          (1)   the Non-U.S Holder does not, directly or indirectly, actually or constructively own 10% or more of the total combined voting power of all classes of our equity securities entitled to vote;

          (2)   the Non-U.S. Holder is not a controlled foreign corporation for United States federal income tax purposes that is related to us directly or indirectly through equity security ownership;

          (3)   the Non-U.S. Holder is not a bank described in Section 881(c)(3)(A) of the Code; and

          (4)   either (a) the beneficial owner of the notes certifies to us or our agent on IRS Form W-8BEN (or a suitable substitute form or successor form), under penalties of perjury, that it is not a "U.S. person" (as defined in the Code) and provides its name and address, or (b) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the notes on behalf of the beneficial owner certifies to us or our agent, under penalties of perjury, that such a statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes us with a copy thereof (the "Portfolio Interest Exemption").

        If a Non-U.S. Holder cannot satisfy the requirements of the Portfolio Interest Exemption, payments of interest made to such Non-U.S. Holder will be subject to a 30% withholding tax unless the beneficial owner of the note provides us or our agent, as the case may be, with a properly executed:

          (1)   IRS Form W-8BEN (or successor form) claiming an exemption from, or reduction in, withholding under a tax treaty (a "Treaty Exemption"), or

          (2)   IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is United States trade or business income to the beneficial owner (in which case such interest will be subject to regular graduated United States tax rates as described below).

        The certification requirement described above also may require a non-U.S. Holder that provides an IRS form, or that claims a Treaty Exemption, to provide its United States taxpayer identification number.

        We suggest that you consult your tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge that the statements on the form are false.

        If interest on the note is effectively connected with a United States trade or business of the beneficial owner, the Non-U.S. Holder, although exempt from the withholding tax described above, will be subject to United States federal income tax on such interest on a net income basis in the same manner as if it were a U.S. Holder. In addition, if such Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest on a note which is effectively connected with a United States trade or business will be included in such foreign corporation's earnings and profits.

  Additional Interest

        Any additional interest payable on the notes as discussed under "United States Federal Income Taxation of U.S. Holders-Additional Interest" should be treated as a payment of interest as discussed above.

  Disposition of Notes

        No withholding of United States federal income tax will be required with respect to any gain or income realized by a Non-U.S. Holder upon the sale, exchange or disposition of a note (except with respect to accrued and unpaid interest, which would be treated as interest as discussed above).

        A Non-U.S. Holder will not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition of a note unless (a) the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met, (b) the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates or (c) such gain or income is effectively connected with a United States trade or business. U.S. Holders should consult with their advisors as to the effect on them of such legislation.

Information Reporting and Backup Withholding

  U.S. Holders

        For each calendar year in which the notes are outstanding, we are required to provide the IRS with certain information, including the beneficial owner's name, address and taxpayer identification number, the aggregate amount of interest paid to that beneficial owner during the calendar year and the amount of tax withheld, if any. This obligation, however, does not apply with respect to certain payments to U.S. Holders, including corporations and tax-exempt organizations, provided that they establish entitlement to an exemption.

        In the event that a U.S. Holder subject to the reporting requirements described above fails to supply its correct taxpayer identification number in the manner required by applicable law or underreports its tax liability, we, our agents or paying agents or a broker may be required to "backup" withhold a tax at a rate of 28% of each payment of interest and principal (and premium or liquidated damages, if any) on the notes. This backup withholding is not an additional tax and may be refunded or credited against the U.S. Holder's United States federal income tax liability, provided that the required information is furnished to the IRS.

  Non-U.S. Holders

        Under current Treasury Regulations, United States backup withholding tax will not apply to payments on a note or proceeds from the sale of a note payable to a Non-U.S. Holder if the statement described in "United States Federal Income Taxation of Non-U.S. Holders—Payment of Interest" is duly provided by such Holder or the Holder otherwise establishes an exemption, provided that the payor does not have actual knowledge that the Holder is a U.S. person or that the conditions of any claimed exemption are not satisfied. Certain information reporting may still apply to interest payments even if an exemption from backup withholding is established.

        Any amounts withheld under the backup withholding rules from a payment to a non-U.S. Holder will be allowed as a refund or a credit against such non-U.S. Holder's United States federal income tax liability, provided that the requisite procedures are followed.

PLAN OF DISTRIBUTION

        Each participating broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a participating broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of one year after the expiration date, we will make this prospectus, as amended or supplemented, available to any participating broker-dealer for use in connection with any such resale.

        We will not receive any proceeds from any sales of the exchange notes by participating broker-dealers. Exchange notes received by participating broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such participating broker-dealer and/or the purchasers of any such exchange notes. Any participating broker-dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of one year after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any participating broker-dealer that requests such documents in the letter of transmittal.

        Prior to the exchange offer, there has not been any public market for the outstanding notes. The outstanding notes have not been registered under the Securities Act and will be subject to restrictions on transferability to the extent that they are not exchanged for exchange notes by holders who are entitled to participate in this exchange offer. The holders of outstanding notes, other than any holder that is our affiliate within the meaning of Rule 405 under the Securities Act, who are not eligible to participate in the exchange offer are entitled to certain registration rights, and we are required to file a shelf registration statement with respect to the outstanding notes. The exchange notes will constitute a new issue of securities with no established trading market. We do not intend to list the exchange notes on any national securities exchange or to seek the admission of the notes to trading in the National Association of Securities Dealers Automated Quotation System. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the exchange offer and the pendency of the shelf registration statements. Accordingly, no assurance can be given that an active public or other market will develop for the exchange notes or as to the liquidity of the trading market for the exchange notes. If a trading market does not develop or is not maintained, holders of the exchange notes may experience difficulty in reselling the exchange notes or may be unable to sell them at all. If a market for the exchange notes develops, any such market may be discontinued at any time.

LEGAL MATTERS

        The validity and binding nature of the obligations of the exchange notes and the guarantees and other legal matters, including the tax-free nature of the exchange, will be passed upon on our behalf by Kirkland & Ellis LLP, Chicago, Illinois (a limited liability partnership that includes professional corporations). Certain partners of Kirkland & Ellis LLP are partners in a partnership that owns 43,439.9 Preferred Units and 43,416.2 Class A Common Units of NSP Holdings.

EXPERTS

        The consolidated financial statements of Norcross Safety Products L.L.C. as of December 31, 2001 and December 31, 2002 and for each of the three years in the period ended December 31, 2002 and the consolidated financial statements of Kächele-Cama Latex GmbH as of December 31, 2001 and December 31, 2002 and for each of the two years in the period ended December 31, 2002 included in this Registration Statement on Form S-4 have been so included in reliance on the reports of Ernst & Young LLP and Ernst & Young AG, independent accountants, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

        We are not currently subject to the periodic reporting and other informational requirements of the Exchange Act. We have agreed that, whether or not we are required to do so by the rules and regulations of the SEC, for so long as any of the notes remain outstanding, we will furnish to the holders of the notes and file with the SEC, unless the SEC will not accept the filing, following the consummation of the exchange offer: (1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file those forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report by our certified independent accountants and (2) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports. You may read and copy any reports we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. All reports filed with the SEC will be available on the SEC's web site at http://www.sec.gov. In addition, for so long as any of the notes remain outstanding, we have agreed to furnish to holders of the notes, securities analysts and prospective investors upon request the information required to be delivered pursuant to Rule 144 and Rule 144A(d)(4) under the Securities Act.

REPORT OF INDEPENDENT AUDITORS

Member
Norcross Safety Products L.L.C.

        We have audited the accompanying consolidated balance sheets of Norcross Safety Products L.L.C. (a Delaware Limited Liability Company) as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in member's equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Norcross Safety Products L.L.C. at December 31, 2001 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 3 to the consolidated financial statements, in 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/ Ernst & Young LLP

Chicago, Illinois
February 23, 2003,
except for Note 16, as to which the date is
March 21, 2003

NORCROSS SAFETY PRODUCTS L.L.C.

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

	December 31
	2001	2002
Assets
Current assets:
Cash and cash equivalents	$1,769	$1,762
Accounts receivable, less allowance of $2,089 and $2,066 in 2001 and 2002, respectively	45,410	49,301
Inventories	62,146	62,868
Deferred income taxes	2,128	—
Prepaid expenses and other current assets	2,653	3,168

Total current assets	114,106	117,099
Property, plant, and equipment, net	54,034	46,608
Deferred financing costs, net	6,508	4,528
Goodwill, net	119,773	122,787
Other intangible assets, net	5,381	5,367
Due from NSP Holdings L.L.C.	5,568	7,005
Deferred income taxes	11,084	7,138
Other noncurrent assets	3,941	3,539

Total assets	$320,395	$314,071

Liabilities and member's equity
Current liabilities:
Accounts payable	$14,479	$15,161
Accrued expenses	15,190	20,834
Deferred income taxes	1,922	1,910
Current maturities of long-term obligations	2,273	54,093

Total current liabilities	33,864	91,998
Pension, postretirement, and deferred compensation	13,222	22,471
Long-term obligations	223,168	163,244
Other noncurrent liabilities	4,453	724
Deferred income taxes	6,165	6,113
Minority interest	864	—

	247,872	192,552
Member's equity:
Contributed capital	113,060	116,060
Accumulated deficit	(67,512)	(71,708)
Accumulated other comprehensive loss	(6,889)	(14,831)

Total member's equity	38,659	29,521

Total liabilities and member's equity	$320,395	$314,071

See notes to consolidated financial statements.

NORCROSS SAFETY PRODUCTS L.L.C.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in Thousands)

	Year ended December 31
	2000	2001	2002
Net sales	$313,053	$317,950	$323,509
Cost of goods sold	206,022	205,278	206,167

Gross profit	107,031	112,672	117,342
Operating expenses:
Selling	31,496	30,876	30,440
Distribution	14,359	15,032	14,665
General and administrative	26,301	27,875	30,504
Amortization of goodwill and other intangibles	11,810	10,902	3,239
Restructuring and merger-related charges	3,488	1,683	9,269
Zimbabwe subsidiary impairment charge	—	—	2,785

Total operating expenses	87,454	86,368	90,902

Income from operations	19,577	26,304	26,440
Other expense (income):
Interest expense	32,280	27,611	23,292
Interest income	(754)	(318)	(122)
Other, net	583	366	(329)

(Loss) income before income taxes and minority interest	(12,532)	(1,355)	3,599
Income tax expense	1,722	2,301	7,795
Minority interest	422	435	—

Net loss	$(14,676)	$(4,091)	$(4,196)

See notes to consolidated financial statements.

NORCROSS SAFETY PRODUCTS L.L.C.

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER'S EQUITY

(Amounts in Thousands, Except Units)

	Units	Amount	Contributed Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2000	100	$—	$98,099	$(48,611)	$(916)	$48,572
Foreign currency translation adjustments	—	—	—	—	(3,251)	(3,251)
Net loss	—	—	—	(14,676)	—	(14,676)

Comprehensive loss						(17,927)
Capital contribution	—	—	32,461	—	—	32,461
Dividends paid	—	—	—	(134)	—	(134)

Balance at December 31, 2000	100	—	130,560	(63,421)	(4,167)	62,972
Foreign currency translation adjustments	—	—	—	—	(2,722)	(2,722)
Net loss	—	—	—	(4,091)	—	(4,091)

Comprehensive loss						(6,813)
Purchase price reduction	—	—	(17,500)	—	—	(17,500)

Balance at December 31, 2001	100	—	113,060	(67,512)	(6,889)	38,659
Foreign currency translation adjustments	—	—	—	—	1,615	1,615
Minimum pension liability	—	—	—	—	(9,557)	(9,557)
Net loss	—	—	—	(4,196)	—	(4,196)

Comprehensive loss						(12,138)
Capital contribution	—	—	3,000	—	—	3,000

Balance at December 31, 2002	100	$—	$116,060	$(71,708)	$(14,831)	$29,521

See notes to consolidated financial statements.

NORCROSS SAFETY PRODUCTS L.L.C.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	Year ended December 31
	2000	2001	2002
Operating activities
Net loss	$(14,676)	$(4,091)	$(4,196)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	9,122	8,893	9,033
Accelerated depreciation on long-lived assets to be abandoned	—	—	6,345
Amortization of goodwill and intangibles	11,810	10,902	3,239
Amortization of deferred financing costs	1,763	1,867	2,024
Amortization of original issue discount	858	1,014	1,016
Write-off of deferred financing costs	2,552	—	—
Deferred income taxes	(230)	—	5,716
Minority interest	422	370	—
Impairment of investment in Zimbabwe	—	—	2,072
Changes in operating assets and liabilities:
Accounts receivable	(3,728)	5,785	(4,081)
Inventories	(381)	(597)	(1,158)
Prepaid expenses and other current assets	(34)	734	(473)
Other noncurrent assets	(829)	453	402
Due from NSP Holdings L.L.C.	(545)	(4,705)	(1,437)
Accounts payable	(5,319)	(953)	190
Accrued expenses	(4,121)	(2,058)	5,869
Pension, postretirement, and deferred compensation	1,499	173	(308)
Other noncurrent liabilities	(1,547)	(767)	(1,662)
Other	117	(324)	(16)

Net cash (used in) provided by operating activities	(3,267)	16,696	22,575
Investing activities
Purchase of businesses, net of cash acquired	(27,934)	—	(10,531)
Purchases of property, plant, and equipment	(5,590)	(6,933)	(7,197)
Proceeds from purchase price reduction	—	5,164	—

Net cash used in investing activities	(33,524)	(1,769)	(17,728)
Financing activities
Payments for deferred financing costs	(5,829)	(703)	(44)
Proceeds from borrowings	95,647	—	4,564
Payments of debt	(92,130)	(4,229)	(2,255)
Net borrowings (repayments) under revolving credit facility	18,674	(8,005)	(11,429)
Capital contribution	23,192	—	3,000
Dividends paid	(134)	—	—

Net cash provided by (used in) financing activities	39,420	(12,937)	(6,164)
Effect of exchange rate changes on cash	(3,288)	(1,034)	1,310

Net (decrease) increase in cash and cash equivalents	(659)	956	(7)
Cash and cash equivalents at beginning of year	1,472	813	1,769

Cash and cash equivalents at end of year	$813	$1,769	$1,762

Noncash investing:
Purchase price reduction	$—	$17,500	$—

See notes to consolidated financial statements.

NORCROSS SAFETY PRODUCTS L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2000, 2001, AND 2002

(Amounts in Thousands, Except Units and Per Unit Data)

1.    Formation of Norcross Safety Products L.L.C.

        Norcross Safety Products L.L.C. (the Company) operates as a limited liability company in accordance with the Limited Liability Company Act of the state of Delaware. The Company is a leading provider of personal protection equipment. Through acquisitions (see Note 2), the Company has broadened its waterproof protective footwear product offering to include the design, manufacture, marketing, and distribution of a wide array of personal protection products, including respiratory protection; hand, hearing, eye, head, and face protection; first aid, fall protection, utility/high voltage linemen equipment, and fire safety protection.

2.    Recapitalization and Acquisitions

        On September 25, 1998, NSP Holdings L.L.C. (Holdings), a Delaware limited liability company, was formed to effect the acquisition by the Company of the stock of various entities affiliated with Invensys, formerly Siebe plc (Siebe), including North Safety Products, Ltd., James North (Africa) Pty. Ltd., Industrie-Schutz-Produkte GmbH, and Siebe North Holdings Corp. (collectively, North). To execute this transaction, Holdings entered into a Unit Purchase and Exchange Agreement whereby the unit holders of the Company exchanged their equity interests in the Company for equity interests in Holdings. The Company then canceled its Class A units and issued 100 new units to Holdings. As a result of these transactions, Holdings became the sole unit holder of the Company. In addition, Holdings issued Class A common units, Class C common units, Class D common units, and preferred units for cash consideration of $82,600, of which $75,000 was contributed to the Company. The Company accounted for this transaction as a recapitalization as there was no change in control.

        In January 2002, the Company acquired certain assets of the Muck Boot Company (Muck Boot), a designer and marketer of specialty boots, for an aggregate purchase price of $3,254, which includes a subordinated seller note of $2,000 (see Note 6). In addition to the total consideration above, the Company is obligated to pay contingent consideration payments, which are subject to Muck Boot achieving certain operating targets as defined, on an annual basis through the year-end December 31, 2006. Contingent consideration in the amount of $227 for the year ended December 31, 2002, was recorded as additional purchase price by the Company. In connection with the acquisition, approximately $2,984 of the purchase price was allocated to definite-lived intangible assets which are being amortized over 15 years.

        In December 2002, the Company acquired the stock of Arbin Veiligheid B.V. (Arbin) for $7,050, which includes $2,500 in senior and subordinated seller notes. Arbin is a manufacturer of respiratory products. In addition to the total consideration above, the Company is obligated to make contingent consideration payments, which are subject to Arbin achieving certain operating targets, as defined, on an annual basis through the year-end December 31, 2008. These amounts will be recorded as additional purchase price by the Company.

        The amount of excess purchase price over fair value of assets acquired in the Arbin acquisition was approximately $3,800.

        The acquisitions described above were accounted for by the purchase method of accounting, and accordingly, the results of operations for the acquisitions have been included in the Company's consolidated financial statements since their respective dates of acquisition.

        In June 2001, the Company received consideration totaling $22,664, net of legal and professional fees, as a result of arbitration proceedings against the seller of North. The consideration has been accounted for as a reduction of North's purchase price.

3.    Significant Accounting Policies

Principles of Consolidation

        The consolidated financial statements include the accounts of Norcross Safety Products L.L.C. and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

        Due to adverse economic conditions in Zimbabwe, which is impacting the Company's ability to control its subsidiary located in Zimbabwe, the Company will no longer consolidate the operations and financial position of this subsidiary in its financial statements. During 2000, Zimbabwe had net sales and income from operations of $5,602 and $1,179, respectively. During 2001, Zimbabwe had net sales and income from operations of $6,548 and $1,702, respectively.

Cash Equivalents

        The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

        Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of trade receivables. Credit risk with respect to trade receivables is limited due to the diversity of customers comprising the Company's customer base. The Company performs ongoing credit evaluations of its customers and maintains sufficient allowances for potential credit losses. The Company evaluates the collectibility of its accounts receivable based on the length of time the receivable is past due and the anticipated future write-offs based on historical experience.

Revenue Recognition

        Sales and related cost of sales are recognized when products are shipped to the customers.

Freight-Out Costs

        The Company records freight-out costs in distribution expenses. Such amounts were $6,542, $7,268, and $6,859 for the years ended December 31, 2000, 2001, and 2002, respectively.

Inventories

        Inventories are stated at the lower of cost or market. Inventories valued at first in, first out (FIFO) cost accounted for approximately 57% of the Company's inventories at December 31, 2001 and 2002. All other inventories are valued using last in, first out (LIFO) cost.

Property, Plant, and Equipment

        Property, plant, and equipment are recorded at cost. Equipment under capital leases is stated at the present value of minimum lease payments or fair value at the inception of the leases, whichever is lower. Depreciation is determined by using the straight-line method over the estimated remaining useful lives of the assets. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset, with the related amortization expense included in depreciation expense.

        The useful lives of plant and equipment for the purpose of computing book depreciation are as follows:

Buildings and improvements	5 to 13 years
Machinery and equipment	7 to 10 years
Dies and tooling	2 to 5 years
Furniture and fixtures	1 to 7 years
Computers and office equipment	2 to 5 years

Deferred Financing Costs

        Deferred financing costs represent capitalized fees and expenses associated with obtaining financing. The costs are being amortized using the straight-line method, which approximates the interest method, over the period of the related financing. Accumulated amortization of deferred financing costs at December 31, 2001 and 2002, was $4,519 and $6,499, respectively.

        In April 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 145, Rescission of FASB Statements No. 4, 44, and 62, Amendments of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 requires that certain gains and losses on extinguishments of debt be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt. The Company adopted SFAS No. 145 on January 1, 2003. Losses of $2,552 initially classified as extraordinary in the consolidated statement of operations for the year ended December 31, 2000 have been reclassified to interest expense, as a result of adopting the standard.

Goodwill and Other Intangibles

        Other intangible assets consist primarily of trademarks and a covenant not to compete and are being amortized on a straight-line basis over the terms of the related agreements ranging from 2 to 15 years.

        The following table summarizes other intangible assets:

	December 31, 2001		December 31, 2002
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Covenants not to compete	$15,000	$(9,750)	$15,000	$(12,750)
Trademarks	—	—	3,211	(188)
Other	237	(106)	238	(144)

Total	$15,237	$(9,856)	$18,449	$(13,082)

        Amortization expense related to other intangible assets was $3,040 and $3,239 for the years ended December 31, 2001 and 2002, respectively.

        Future amortization expense for other intangible assets held at December 31, 2002, is as follows:

2003	$2,474
2004	215
2005	215
2006	215
2007	215

$3,334

        Goodwill was being amortized on a straight-line basis over its estimated economic lives ranging from 15 to 20 years through December 31, 2001. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), which became effective for the Company as of January 1, 2002. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to impairment tests at least annually. Other intangible assets will continue to be amortized over their contractual lives. If the Company had excluded amortization expense related to goodwill for the years ended December 31, 2000 and 2001, the net (loss) income would have been $(8,284) and $3,479, respectively.

        The Company applied the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of SFAS No. 142 resulted in an increase in net earnings of approximately $7,153 in 2002. The Company has performed the transitional impairment tests of goodwill as of January 1, 2002, and the required annual impairment test at December 31, 2002, and has determined that goodwill was not impaired at either date.

        The following table summarizes goodwill by segment:

	General Industrial	Fire Service	Utility/ High Voltage	Total
Balance as of January 1, 2001	$141,345	$9,953	$—	$151,298
Amortization expense	(7,296)	(566)	—	(7,862)
Reduction of purchase price	(22,664)	—	—	(22,664)
Foreign exchange translation	(999)	—	—	(999)

Balance as of December 31, 2001	110,386	9,387	—	119,773
Goodwill acquired during the year	3,800	—	—	3,800
Reduction of purchase price	(2,056)	—	—	(2,056)
Foreign exchange translation	1,270	—	—	1,270

Balance as of December 31, 2002	$113,400	$9,387	$—	$122,787

Income Taxes

        The Company is a limited liability company, and as such, income is allocated to, and included in the individual return of its unit holder. Certain of the Company's subsidiaries are corporations which are subject to U.S. federal, state, and local income taxes and foreign entities, which are also subject to their respective foreign income tax reporting requirements (collectively, C corporations). The income tax provision is computed as if each of the C corporations were filing a separate return in its respective jurisdiction.

        Deferred income taxes are recognized by the C corporations for the difference in reporting of certain assets and liabilities for financial reporting and tax purposes. These temporary differences are determined by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Valuation allowances are provided against deferred tax assets which are not likely to be realized. Deferred income taxes are not provided on the unremitted earnings of foreign subsidiaries because it has been the practice, and it is the intention, of the Company to continue to reinvest these earnings in the businesses outside the United States. The effect of a change in tax rates is recognized in the period that includes the enactment date.

Advertising

        The Company expenses advertising costs as incurred. Advertising expense was approximately $1,977, $1,891, and $2,351 for the years ended December 31, 2000, 2001, and 2002, respectively.

Ceramic Forms Used in Production Process

        Ceramic forms used in certain production processes are recorded at cost and are charged to expense when the forms are broken or are no longer suitable for use in the production process.

Foreign Currency Translation

        The accounts of foreign operations are measured using local currency as the functional currency. For those operations, assets and liabilities are translated into U.S. dollars at the end of period exchange rates and income and expenses are translated at average exchange rates. Net adjustments resulting from such translation are accumulated as a separate component of other comprehensive loss included in member's equity. The accumulated balance of the foreign currency translation adjustments included as a component of the accumulated other comprehensive loss amounted to $6,889 and $5,274 at December 31, 2001 and 2002, respectively.

Long-Lived Assets

        The Company evaluates its long-lived assets on an ongoing basis. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted cash flows expected to be generated by the asset. If the asset is determined to be impaired, the impairment recognized is measured by the amount by which the carrying value of the asset exceeds its fair value.

Fair Value of Financial Instruments

        The Company's financial instruments include cash and cash equivalents, the Senior Credit Facility, notes payable, and the New Senior subordinated notes (see Note 6). The fair values of the Company's financial instruments were not materially different from their carrying values at December 31, 2001 and 2002. The Company estimates the fair value of its obligations using the discounted cash flow method with interest rates currently available for similar obligations.

Insurance

        Employee medical costs are insured under commercial excess policies. The Company covers the cost of such coverages up to certain retention limits. Insurance claim reserves for employee medical costs represent the estimated amounts necessary to settle outstanding claims, including claims that are incurred but not reported, based on the facts in each case and the Company's experience with similar cases. These estimates are continually reviewed and updated, and any resulting adjustments are reflected in current operations.

        The liability related to medical self-insurance was $1,442 and $1,919 as of December 31, 2001 and 2002, respectively. Medical self-insurance expense was approximately $5,903, $5,372 and $6,313 for the years ended December 31, 2000, 2001 and 2002, respectively.

Use of Estimates in the Consolidated Financial Statements

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

        Certain account balances have been reclassified from the prior year to conform with current year presentation.

4.    Property, Plant, and Equipment

        Property, plant, and equipment consist of the following:

	December 31
	2001	2002
Land	$2,789	$2,819
Buildings and improvements	10,431	9,184
Machinery and equipment	49,789	45,597
Dies and tooling	8,820	10,108
Furniture and fixtures	2,609	3,460
Computers and office equipment	12,456	13,527
Construction in progress	2,211	1,941

	89,105	86,636
Less: Accumulated depreciation	(35,071)	(40,028)

	$54,034	$46,608

5.    Inventories

        Inventories consist of the following:

	December 31
	2001	2002
At FIFO cost:
Raw materials	$21,107	$19,180
Work in process	3,986	5,873
Finished goods	37,666	38,836

	62,759	63,889
Adjustment to LIFO cost	(613)	(1,021)

	$62,146	$62,868

6.    Debt

        The Company's debt consists of the following:

	December 31
	2001	2002
Revolving credit facilities	$42,389	$30,960
Term loan	87,075	86,175
New Senior subordinated notes	95,000	95,000
NFI note payable	750	750
Arbin seller notes	—	1,048
Subordinated seller notes	2,594	5,546
Capital lease obligations	911	566
Other	446	—
Unamortized discount on New Senior subordinated notes	(3,724)	(2,708)

	225,441	217,337
Less: Current maturities of long-term obligations	2,273	54,093

	$223,168	$163,244

        Under a Senior Credit Facility with a group of banks and financial institutions, the Company can borrow up to $140,000 in the United States and approximately $8,000 in Canada ($12,000 Canadian at December 31, 2001). The Senior Credit Facility consists of a $50,000 revolving credit facility (U.S. revolver) and a $90,000 term loan (term loan) in the United States and a Canadian $12,000 revolving credit facility (Canadian revolver).

        Outstanding borrowings on the U.S. and Canadian revolvers are due on October 2, 2003, whereas the term loan borrowings are due in 28 consecutive quarterly installments which commenced in December 1998. The 28 installments are payable as follows: installments 1-20 at $225 each, installments 21-24 at $10,125 each, and installments 25-28 at $11,250 each. The U.S. revolver and the term loan bear interest, at the Company's option, at a rate equal to: (i) the Eurodollar rate, plus the applicable borrowing margin, or (ii) the higher of the published prime rate of Fleet Bank or the Federal Funds rate as quoted by Fleet Bank, plus 1/2 of 1% (the ABR), plus the applicable borrowing margin, as defined in the Senior Credit Facility. The applicable borrowing margin for the U.S. revolver is between 1.25% and 2.25% for the ABR loans and between 2.25% and 3.25% for the Eurodollar loans, in each case based on the Company's consolidated leverage ratio, as defined. The applicable borrowing margin for the term loan is 3.25% for the ABR loans and 4.25% for the Eurodollar loans, in each case based on the Company's consolidated leverage ratio, as defined. Borrowings under the U.S. revolver and term loan bore interest at 4.7% and 6.2%, respectively, at December 31, 2002. The Canadian revolver bears interest at the Canadian prime rate published by the Canadian Bank of Commerce (CIBC), plus 0.25% (4.75% at December 31, 2002).

        The U.S. revolver also provides for the issuance of letters of credit of up to $5,000 or in an amount which, when added to the aggregate outstanding principal amount under the revolver, will not exceed $50,000. At December 31, 2002, total letters of credit outstanding were $1,007 and the Company had unused credit available of $19,731 and $5,910 under the U.S. revolver and Canadian revolver, respectively.

        Concurrent with an acquisition in 2000, the Company issued $95,000 of New Senior subordinated notes and repaid the principal and interest related to the previous Senior subordinated notes. Accordingly, the Company recorded a charge to interest expense of $2,552 consisting of the write-off of deferred financing costs related to the previous Senior subordinated notes. The New Senior subordinated notes mature in 2005, bear interest at 13%, and contain detachable warrants for 5% of the fully diluted equity ownership of Holdings. The Company recorded a $5,596 discount on the New Senior subordinated notes related to the warrants issued by Holdings (see Note 9).

        The Company's Senior Credit Facility is secured by a first priority lien on substantially all of the Company's property and assets. The New Senior subordinated notes are general unsecured obligations of the Company that are subordinate to borrowings under the Senior Credit Facility and the NFI note payable. The Senior Credit Facility and the New Senior subordinated notes are guaranteed by the Company's domestic subsidiaries and by Holdings.

        The Senior Credit Facility and New Senior subordinated notes contain certain covenants restricting the Company's ability to: (i) incur additional indebtedness, (ii) dispose of property or issue capital stock, (iii) declare or pay dividends or redeem or repurchase capital stock, (iv) make capital expenditures, (v) make loans or investments, (vi) prepay, amend, or otherwise alter debt and other material agreements, (vii) transact with affiliates, and (viii) engage in sale and leaseback transactions. The Company is also subject to certain financial covenants including the maintenance of a minimum interest coverage ratio, minimum EBITDA (earnings before interest, taxes, depreciation, and amortization), and maximum leverage.

        The $750 NFI note payable bears interest at 10.58% per annum and matures in April 2005. Interest payments on the note are payable semiannually. The holder of the note has the right to require the Company to redeem the entire principal amount, together with any unpaid interest any time after April 24, 2000. In addition, the note is subject to certain conditions which, if met, will accelerate the maturity date.

        The Company issued an unsecured $2,924 seller note in connection with one of its acquisitions, of which $1,608 is outstanding at December 31, 2002. The seller note bears interest at Citibank, N.A.'s prime rate, plus 2% (6.25% at December 31, 2002) with interest payable quarterly. Principal is payable in 20 consecutive quarterly payments of approximately $146 on January 1, April 1, July 1, and October 1 of each year and commenced on October 1, 2000. All unpaid principal and accrued interest is due July 1, 2005.

        In connection with one of its acquisitions, the Company issued seller notes totaling $500 in the aggregate, of which $400 was outstanding at December 31, 2002. These notes are unsecured obligations and bear interest at Citibank, N.A.'s prime rate (4.25% at December 31, 2002), with interest payable quarterly. Outstanding principal and accrued interest on the seller notes is payable on October 2, 2003.

        In connection with the Muck Boot acquisition, the Company issued a seller note totaling $2,000. This note is an unsecured obligation and bears interest at Wall Street Journal Prime (4.25% at

December 31, 2002). Outstanding principal and accrued interest on the seller note is payable in January 2007.

        In connection with the Arbin acquisition, the Company issued three seller notes totaling $2,564. Two notes in the amount of $1,026 bear interest at 5.5% and are partially secured by the fixed assets and accounts receivable of North's European operations. The second note in the amount of $1,538 bears interest of 5.5% and is unsecured. Outstanding principal and accrued interest is payable on an annual basis in three equal installments beginning December 2003.

        The seller notes rank equally with other subordinated indebtedness.

        Aggregate maturities of long-term debt at December 31, 2002, are as follows:

2003	$54,093
2004	64,674
2005	96,497
2006	73
2007	2,000

$217,337

        Interest paid during the years ended December 31, 2000, 2001, and 2002 was approximately $28,308, $24,944, and $20,152 respectively.

7.    Income Taxes

        Certain of the Company's subsidiaries are subject to foreign and U.S. federal, state and local income taxes. The components of "Loss before income taxes, minority interest, and extraordinary charge," for the C corporations subject to foreign and U.S. federal, state and local income taxes consist of U.S. losses of $17,265, $9,206, and $10,460 and foreign income of $8,492, $2,683, and $4,369 for years ended December 31, 2000, 2001, and 2002, respectively.

        The income tax expense (benefit) on loss before income taxes, minority interest, and extraordinary charge consists of the following:

	Year ended December 31
	2000	2001	2002
Current:
Federal	$—	$—	$—
State	113	253	429
Foreign	1,839	2,048	1,796

Total current provision	1,952	2,301	2,225
Deferred:
Federal	(390)	—	5,570
State	217	—	—
Foreign	(57)	—	—

Total deferred benefit	(230)	—	5,570

Income tax expense	$1,722	$2,301	$7,795

        The income tax expense for the C corporations differs from the amount of income tax benefit computed by applying the U.S. federal income tax rate to loss before income taxes, minority interest, and extraordinary charge. A reconciliation of the difference is as follows:

	Year ended December 31
	2000	2001	2002
C corporation income tax benefit at statutory federal tax rate	$(3,071)	$(2,282)	$(2,301)
(Increase) decrease resulting from:
State and local taxes, net of federal benefit	(1,594)	(119)	150
Basis differences in foreign subsidiary	(9,345)	—	—
Foreign subsidiaries' tax rate differences	1,480	1,055	111
Change in valuation allowance—U.S.	14,435	1,827	9,534
Change in valuation allowance—Foreign	(2,670)	53	137
Tax benefit on write-off of deferred financing fees	(893)	—	—
Nondeductible depreciation, amortization, and other expenses	3,250	1,597	(35)
Other	130	170	199

Income tax expense	$1,722	$2,301	$7,795

        The tax effect of temporary differences that gave rise to deferred tax assets and liabilities consist of the following:

	December 31
	2001	2002
Deferred tax assets:
United States net operating loss carryforwards	$18,860	$19,066
Foreign net operating loss	940	1,128
Inventories—Principally obsolescence reserves	440	1,126
Intangibles—Principally covenant not to compete	2,856	3,742
Pensions and deferred compensation	4,683	4,558
Allowance for doubtful accounts	307	274
Other—Principally accruals	2,352	4,726

Total deferred tax asset	30,438	34,620
Less: Valuation allowance	(16,952)	(27,482)

Net deferred tax asset	13,486	7,138
Deferred tax liabilities:
Property, plant, and equipment	5,451	5,114
LIFO reserve	1,911	1,910
Interest on debt	999	999

Total deferred tax liabilities	8,361	8,023

Net deferred tax asset (liability)	$5,125	$(885)

        The foreign net operating losses have no expiration date, while U.S. net operating losses expire beginning in 2018. In assessing the realizability of deferred tax assets, including the foreign net operating losses, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon projections for future taxable income due to tax planning strategies over the periods during which the deferred tax assets are deductible, management believed it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 2001. Due to the continued generation of operating losses during 2002, the Company determined that it was no longer more likely than not that the net deferred tax assets would be realizable. Therefore, the Company fully reserved for its net deferred tax assets at December 31, 2002.

        As of December 31, 2001 and 2002, there are accumulated unremitted earnings from the Company's foreign subsidiaries on which deferred taxes have not been provided as the undistributed earnings of foreign subsidiaries are considered indefinitely reinvested. The Company has not quantified the deferred tax liability for these accumulated unremitted earnings because it is not practical to calculate the amounts.

8.    Employee Benefit Plans

        The Company sponsors a tax-qualified, defined-benefit pension plan covering the majority of all U.S.-based employees. The pension plan's benefits are based on years of service, employment with the Company, retirement date, and compensation or stated amounts for each year of service. The Company's funding policy is to annually contribute amounts sufficient to meet the minimum funding requirements under the Employee Retirement Income Security Act of 1974.

        Additionally, North has two nonqualified defined-benefit pension plans covering certain former employees who were highly compensated.

        The majority of the Company's U.S.-based employees are covered by postretirement health and life insurance benefit plans. The expected cost of these benefits is recognized during the years that employees render services. Retiree contributions are required depending on the year of retirement and the number of years of service at the time of retirement.

        The following table sets forth the details of the funded status of the pension and post-retirement plans, the amounts recognized in the consolidated statements of financial position, the components of net periodic benefit cost, and the weighted-average assumptions used in determining these amounts:

	Year ended December 31
	2001		2002
	Pension Benefits	Post- Retirement Benefits	Pension Benefits	Post- Retirement Benefits
Change in benefit obligation:
Benefit obligation at beginning of year	$43,517	$973	$46,588	$1,195
Service cost	1,169	26	1,147	27
Interest cost	3,132	83	3,287	96
Benefits paid	(2,081)	(334)	(2,240)	(373)
Actuarial loss	851	447	4,360	524

Benefit obligation at December 31	$46,588	$1,195	$53,142	$1,469

Change in plan assets:
Fair value of plan assets at beginning of year	$34,900	$—	$31,111	$—
Actual loss on plan assets	(2,148)	—	(2,860)	—
Employer contribution	440	334	1,651	373
Benefits paid	(2,081)	(334)	(2,240)	(373)

Fair value of plan assets at December 31	$31,111	$—	$27,662	$—

Funded status	$(15,477)	$(1,195)	$(25,479)	$(1,469)
Unrecognized actuarial loss	4,352	170	14,214	153
Unrecognized prior service cost	85	457	48	935

Net amount recognized at December 31	$(11,040)	$(568)	$(11,217)	$(381)

Amounts recognized in the statement of financial position consist of:
Accrued benefit liability	$(11,040)	$(568)	$(20,822)	$(381)
Intangible asset	82	—	48	—
Accumulated other comprehensive loss	—	—	9,557	—

Net amount recognized at December 31	$(10,958)	$(568)	$(11,217)	$(381)

	2000		2001		2002
	Pension Benefits	Post- Retirement Benefits	Pension Benefits	Post- Retirement Benefits	Pension Benefits	Post- Retirement Benefits
Components of net period benefit cost:
Service cost	$1,149	$27	$1,169	$26	$1,147	$27
Interest cost	2,968	68	3,132	83	3,287	96
Expected return on plan assets	(3,522)	—	(3,227)	—	(2,645)	—
Amortization of prior service cost	41	18	33	18	36	17
Amortization of actuarial (gain) loss	(373)	—	11	9	3	47

Net periodic expense	$263	$113	$1,118	$136	$1,828	$187

Weighted-average assumptions are as follows:
Discount rate	7.50%	7.50%	7.25%	7.25%	6.50%	6.50%
Expected return on plan assets	9.50	—	9.50	—	8.75	—
Rate of compensation increase	4.00	5.00	4.00	5.00	4.00	4.00

        The aggregate accumulated benefit obligation for the pension plans was $41,290 and $48,485 as of December 31, 2001 and 2002, respectively.

        The Company also sponsors defined-contribution plans covering substantially all of its U.S.-based employees. The Company's contribution to these plans ranges from 0% to 6% of a participant's salary. In addition, the Company may elect to make discretionary contributions to some of the plans. The amount expensed for various match provisions of the plans was $859, $848, and $785 for the years ended December 31, 2000, 2001, and 2002, respectively.

9.    Member's Equity

        In conjunction with an acquisition made in 2000, Holdings contributed $23,192 in cash to the Company to finance the acquisition. Holdings also issued a $3,769 seller note and $5,596 of warrants attached to the New Senior subordinated notes (see Note 6) on the Company's behalf. The seller note and the value of the warrants were pushed-down to the Company under purchase accounting and were contributed to the Company.

10.    Lease Commitments

        The Company leases various assets whose terms and conditions qualify the obligations for treatment as capital leases.

        The Company also leases certain facilities under various noncancelable operating lease agreements. Future minimum lease payments under capital and noncancelable operating leases as of December 31, 2002, are as follows:

	Capital Leases	Operating Leases
2003	$270	$4,027
2004	150	3,438
2005	144	2,860
2006	76	1,883
2007	—	1,393
Thereafter	—	2,283

Total minimum lease payments	640	$15,884

Less: Amount representing interest	(74)

Present value of net minimum capital lease payments	566
Less: Current portion of obligations under capital leases	(270)

Obligations under capital leases, excluding current installments	$296

        Rent expense was $5,727, $5,363, and $4,844 for the years ended December 31, 2000, 2001, and 2002, respectively.

11.    Legal Proceedings

        The Company is subject to various claims arising in the ordinary course of business. Most of these lawsuits and claims are product liability matters that arise out of the use of respiratory product lines manufactured by the Company's North Safety Products subsidiary. Approximately 88% of these lawsuits involve plaintiffs alleging that they suffer from silicosis, with the remainder alleging they suffer from other or combined injuries, including asbestosis. These lawsuits typically allege that these conditions resulted in part from respirators that were negligently designed or manufactured. The defendants in these lawsuits are often numerous, and include, in addition to respirator manufacturers, employers of the plaintiffs and manufacturers of sand (used in sand blasting) and asbestos. The Company acquired our North Safety Products subsidiary on October 2, 1998 from Siebe plc. In connection with the acquisition, Siebe, which was subsequently merged with BTR plc (now known as "Invensys plc"), contractually agreed to indemnify the Company for any losses, including costs of defending claims, resulting from respiratory products manufactured prior to its acquisition of North Safety Products in October 1998. Nevertheless, the Company could potentially be liable for these losses or claims if Invensys fails to meet its obligations to indemnify the Company. The Company could also be liable if the alleged exposure involved the use of a product manufactured by the Company after our October 1998 acquisition of the North Safety Products business. Invensys is currently handling the defense of all of the cases, and to date the Company has not incurred any material costs with respect to these lawsuits. Consistent with the current environment being experienced by companies involved in silica and asbestos-related litigation, there has been an increase in the number of asserted claims that could potentially involve the Company. The Company cannot estimate the range of loss that is reasonably possible, if any, for such claims, in part because the defendants in these lawsuits are often numerous and the claims generally do not specify the amount of damages sought or the period of alleged exposure. Additionally, bankruptcy filings of companies with asbestos and silica-related litigation could increase the Company's cost over time.

        The Company is not otherwise involved in any material lawsuits. The Company historically has not been required to pay any material liability claims. The Company maintains insurance against product liability claims (with the exception of asbestosis and silicosis cases, for which coverage is not commercially available), but it is possible that its insurance coverage will not continue to be available on terms acceptable to the Company or that such coverage will not be adequate for liabilities actually incurred. The Company has a reserve of $2.3 million against potential uninsured product liability claims of North Safety Products for periods prior to October 1998. The Company has not recorded any losses against this reserve to date. This reserve is re-evaluated periodically, and additional charges or credits to operations may result as additional information becomes available. It is possible that the Company may incur liabilities in an amount in excess of amounts currently reserved. However, taking into account currently available information, historical experience, and the Company's indemnification from Invensys, but recognizing the inherent uncertainties in the projection of any future events, the Company believes that these suits or claims should not result in final judgments or settlements in excess of its reserve.

12.    Restructuring and Merger-Related Charges

        In connection with the Arkon acquisition in 2000, management formulated a restructuring plan designed to integrate Arkon into current operations. The restructuring plan included personnel reductions, closing an Arkon distribution facility located in North Carolina, complete shutdown of North's United Kingdom operations (both manufacturing and distribution), and the consolidation of certain manufacturing operations located in Canada. Costs associated with these activities totaled $3,274 for the year ended December 31, 2000. The nature of these costs is summarized below:

	Recorded in Purchase Accounting	Charged to Operations	Total
Severance costs	$252	$924	$1,176
Facility closure and other exit costs	300	991	1,291
Asset impairments	—	807	807

Total	$552	$2,722	$3,274

        During 2000, the Company also incurred $766 in costs associated with moving and setting up manufacturing equipment at a contract manufacturer located in China.

        A rollforward of the 2000 restructuring liability is as follows:

	Balance at Restructuring Date	2000 Payments	Balance at December 31, 2000	2001 Payments	Balance at December 31, 2001	2002 Payments	Balance at December 31, 2002
Severance costs	$1,176	$(906)	$270	$(270)	$—	$—	$—
Facility closure and other exit costs	1,291	(623)	668	(267)	401	(25)	376

	$2,467	$(1,529)	$938	$(537)	$401	$(25)	$376

        During 2001, the Company completed an additional restructuring plan to further integrate the North and Arkon marketing and sales functions that primarily included the termination of 36 sales and administrative personnel in its North American industrial operations. Costs associated with these activities totaled $1,683 for the year ended December 31, 2001. The restructuring liability is classified within the accrued expenses caption on the consolidated balance sheet.

        A rollforward of the 2001 restructuring liability is as follows:

	Balance at Restructuring Date	2001 Payments	Balance at December 31, 2001	2002 Adjustments To Income	2002 Payments	Balance at December 31, 2002
Severance costs	$1,240	$(523)	$717	$(28)	$(564)	$125
Facility closure and other exit costs	443	(298)	145	—	(145)	—

	$1,683	$(821)	$862	$(28)	$(709)	$125

        During 2002, the Company initiated a restructuring plan to exit the medical products business located in Cranston, Rhode Island and close certain hand protection plants located in Tijuana, Mexico, Tallmadge, Ohio and Charleston, South Carolina and move production to China. The Company decided to exit the medical products business at that time, because the medical products business primarily served one customer, who decided to manufacture the product in-house. The Company closed its hand protection plant to increase profitability of certain low margin product lines. This restructuring resulted in the termination of approximately 105 employees who worked at these operations. The Company incurred restructuring and merger-related charges associated with the plan of $9,297, comprised of $6,345 non-cash expense relating to accelerated depreciation charges on long-lived assets to be abandoned; $1,242 in severance costs; and $1,710 in facility closure and other exit costs. The exit of the medical business was completed in 2002. The shut-down of the Tallmadge, Ohio facility was completed in 2003 and the Company expects to successfully complete the closure of the Charleston, South Carolina and Tijuana, Mexico plants in early 2004. The restructuring liability is classified within the accrued expenses caption on the consolidated balance sheet.

        A rollforward of the 2002 restructuring liability is as follows:

	Balance at Restructuring Date	2002 Payments	Balance at December 31, 2002
Severance costs	$1,242	$(180)	$1,062
Facility closure and other exit costs	1,710	(386)	1,324

	$2,952	$(566)	$2,386

13.    Related Party Transactions

        The Company funds certain debt obligations, equity redemptions, operating expenses, and tax distributions of Holdings. A receivable from Holdings is recorded on the consolidated balance sheet under Due from NSP Holdings L.L.C. for payments made by the Company to Holdings. The receivable is considered due on demand. The Company believes the amounts are recoverable as Holdings has the financial ability to repay the receivable as demanded by the Company. The Company funded to Holdings $545, $4,705 and $1,437 for the years ended December 31, 2000, 2001 and 2002, respectively. The Company has classified the receivable as long-term as there are no current expectations that the Company will seek payment of any portion of the receivable in 2003.

14.    Segment Data

        The Company has three reporting segments: general industrial, fire service, and utility/high voltage. General Industrial offers products to a wide variety of industries, including manufacturing, agriculture, automotive, food processing and pharmaceutical industries and the military, under the North, Servus and Ranger brand names. The product offering includes respiratory protection, protective footwear, hand protection, eye, head and face protection, first aid, hearing protection and fall protection. The Company sells its general industrial products primarily through industrial distributors. Fire Service offers personal protection equipment for the fire service segment, providing firefighters head-to-toe protection. The product offering includes bunker gear, helmets, gloves and fireboots. The Company markets its products under the Total Fire Group umbrella, using the brand names of Morning Pride, Ranger, Servus and Pro-Warrington. The Company sells its fire service products primarily through specialized fire service distributors. Utility/High Voltage offers personal protection equipment for the utility/high voltage service segment under the Salisbury and Servus brands. The product offering includes gloves, sleeves, footwear and linemen equipment. The Company distributes its utility/high voltage products through specialized distributors and direct to utilities and electrical contractors.

        The following table presents information about the Company by segment:

	General Industrial	Fire Service	Utility/High Voltage	Corporate	Eliminations	Total
Year ended December 31, 2000
Net sales—third parties	$227,072	$43,561	$42,420	$—	$—	$313,053
Net sales—intersegment	7,022	—	482	—	(7,504)	—
Income from operations	7,089	4,694	11,040	(3,246)	—	19,577
Restructuring and merger-related charges	3,378	38	72	—	—	3,488
Interest expense	31,778	447	55	—	—	32,280
Income tax expense	1,748	(26)	—	—	—	1,722
Depreciation and amortization	18,918	859	820	335	—	20,932
Purchase of plant, property, and equipment	4,485	511	594	—	—	5,590
Year ended December 31, 2001
Net sales—third parties	228,752	46,761	42,437	—	—	317,950
Net sales—intersegment	7,721	—	538	—	(8,259)	—
Income from operations	11,668	6,408	11,440	(3,212)	—	26,304
Restructuring and merger-related charges	1,664	—	19	—	—	1,683
Interest expense	27,261	350	—	—	—	27,611
Income tax expense	2,277	24	—	—	—	2,301
Depreciation and amortization	17,481	895	911	508	—	19,795
Purchase of plant, property, and equipment	5,375	193	1,365	—	—	6,933
Total assets	293,826	22,636	18,432	—	(14,499)	320,395
Year ended December 31, 2002
Net sales—third parties	223,727	58,342	41,440	—	—	323,509
Net sales—intersegment	8,441	—	262	—	(8,703)	0
Income from operations	8,995	10,532	10,424	(3,511)	—	26,440
Restructuring and merger-related charges	9,269	—	—	—	—	9,269
Interest expense	23,078	214	—	—	—	23,292
Income tax expense	7,729	66	—	—	—	7,795
Depreciation and amortization	16,558	334	1,116	609	—	18,617
Purchase of plant, property, and equipment	5,889	642	666	—	—	7,197
Total assets	284,895	25,614	18,061	—	(14,499)	314,071

15.    Product Line Data

        The following table presents net sales of the Company by product line:

	Year ended December 31,
	2000	2001	2002
Protective footwear	$56,570	$63,671	$70,148
Hand protection	68,913	66,904	64,657
Eye, head and face	26,238	27,290	27,862
Respiratory	45,285	50,164	44,252
Protective garments	36,954	37,267	42,362
First aid	13,699	13,277	12,725
Hearing protection	8,977	7,573	7,649
Fall protection	9,702	8,726	9,182
Lineman equipment	21,920	21,442	22,279
Other	24,795	21,636	22,393

	$313,053	$317,950	$323,509

16.    Geographic Data

        The following table presents information about the Company by geographic area:

	United States	Europe	Canada	Africa	Total Foreign	Elimination	Consolidated
Year ended December 31, 2000
Net sales	$236,572	$21,908	$60,483	$14,370	$96,761	$(20,280)	$313,053
Year ended December 31, 2001
Net sales	242,856	22,441	61,884	14,721	99,046	(23,952)	317,950
Long-lived assets	55,688	1,042	5,644	982	7,668	—	63,356
Year ended December 31, 2002
Net sales	253,244	22,419	56,753	9,056	88,228	(17,963)	323,509
Long-lived assets	47,420	2,173	5,519	402	8,094	—	55,514

17.    Subsidiary Guarantors

        All of the Company's direct or indirect 100% owned active domestic subsidiaries, fully, unconditionally, jointly and severally guarantee the Senior Credit Facility and the Senior Subordinated Notes. Separate financial statements of the guarantor subsidiaries are not separately presented because, in the opinion of management, such financial statements are not material to investors. The non-guarantor subsidiaries include joint ventures, wholly owned subsidiaries of the Company organized under the laws of foreign jurisdictions and inactive subsidiaries, all of which are included in the consolidated financial statements. The following is summarized combining financial information for Norcross Safety Products L.L.C. on a stand alone basis (NSP), Norcross Capital Corp. (NCC), the guarantor subsidiaries of the Company and the non-guarantor subsidiaries of the Company.

	NSP	NCC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
December 31, 2002
Current assets:
Cash and cash equivalents	$3,306	$—	$(2,381)	$837	$—	$1,762
Accounts receivable, net	9,528	—	25,087	14,686	—	49,301
Inventories	8,441	—	30,619	23,808	—	62,868
Deferred income taxes	—	—	—	—	—	—
Prepaid expenses and other current assets	1,410	—	950	808	—	3,168

Total current assets	22,685	—	54,275	40,139	—	117,099
Property, plant, and equipment, net	6,719	—	30,693	9,196	—	46,608
Deferred financing costs, net	—	—	4,528	—	—	4,528
Goodwill, net	426	—	104,833	17,528	—	122,787
Other intangible assets, net	3,107	—	2,260	—	—	5,367
Due from NSP Holdings L.L.C.	7,005	—	—	—	—	7,005
Investment in subsidiaries	22,693	—	26,930	—	(49,623)	—
Deferred income taxes	—	—	6,737	401	—	7,138
Other noncurrent assets	—	—	3,435	104	—	3,539

Total assets	$62,635	$—	$233,691	$67,368	$(49,623)	$314,071

Current liabilities:
Accounts payable	$3,023	$—	$6,576	$5,562	$—	$15,161
Accrued expenses	5,923	—	11,222	3,689	—	20,834
Deferred income taxes	—	—	1,910	—	—	1,910
Current maturities of long-term obligations	50,298	—	1,093	2,702	—	54,093

Total current liabilities	59,244	—	20,801	11,953	—	91,998
Pension, post-retirement, and deferred compensation	—	—	22,038	433	—	22,471
Long-term obligations	160,181	—	1,335	1,728	—	163,244
Intercompany balances	(186,311)	—	163,238	23,073	—	—
Other noncurrent liabilities	—	—	700	24	—	724
Deferred income taxes	—	—	4,827	1,286	—	6,113
Minority interest	—	—	—	—	—	—

	(26,130)	—	192,138	26,544	—	192,552
Member's equity:
Contributed capital	116,060	—	64,417	40,879	(105,296)	116,060
Accumulated deficit	(71,708)	—	(43,671)	(12,002)	55,673	(71,708)
Accumulated other comprehensive loss	(14,831)	—	6	(6)	—	(14,831)

Total member's equity	29,521	—	20,752	28,871	(49,623)	29,521

Total liabilities and member's equity	$62,635	$—	$233,691	$67,368	$(49,623)	$314,071

December 31, 2001
Current assets:
Cash and cash equivalents	$3,654	$—	$(2,368)	$483	$—	$1,769
Accounts receivable, net	6,681	—	23,677	15,052	—	45,410
Inventories	9,977	—	30,464	21,705	—	62,146
Deferred income taxes	—	—	2,128	—	—	2,128
Prepaid expenses and other current assets	1,047	—	835	771	—	2,653

Total current assets	21,359	—	54,736	38,011	—	114,106
Property, plant, and equipment, net	6,822	—	38,104	9,108	—	54,034
Deferred financing costs, net	—	—	6,508	—	—	6,508
Goodwill, net	426	—	104,833	14,514	—	119,773
Other intangible assets, net	100	—	5,281	—	—	5,381
Due from NSP Holdings L.L.C.	5,568	—	—	—	—	5,568
Investment in subsidiaries	34,587	—	20,840	—	(55,427)	—
Deferred income taxes	—	—	10,833	251	—	11,084
Other noncurrent assets	50	—	3,759	132	—	3,941

Total assets	$68,912	$—	$244,894	$62,016	$(55,427)	$320,395

Current liabilities:
Accounts payable	$2,438	$—	$7,944	$4,097	$—	$14,479
Accrued expenses	4,679	—	8,488	2,023	—	15,190
Deferred income taxes	—	—	1,922	—	—	1,922
Current maturities of long-term obligations	900	—	967	406	—	2,273

Total current liabilities	8,017	—	19,321	6,526	—	33,864
Pension, post-retirement, and deferred compensation	—	—	12,837	385	—	13,222
Long-term obligations	216,464	—	2,273	4,431	—	223,168
Intercompany balances	(194,228)	—	172,301	21,927	—	—
Other noncurrent liabilities	—	—	2,068	2,385	—	4,453
Deferred income taxes	—	—	5,100	1,065	—	6,165
Minority interest	—	—	—	864	—	864

	22,236	—	194,579	31,057	—	247,872
Member's equity:
Contributed capital	113,060	—	61,417	37,879	(99,296)	113,060
Accumulated deficit	(67,512)	—	(30,423)	(13,446)	43,869	(67,512)
Accumulated other comprehensive loss	(6,889)	—	—	—	—	(6,889)

Total member's equity	$38,659	—	30,994	24,433	(55,427)	38,659

Total liabilities and member's equity	$68,912	$—	$244,894	$62,016	$(55,427)	$320,395

Year ended December 31, 2002
Third party	$53,185	$—	$188,265	$82,059	$—	$323,509
Intercompany	7,408	—	11,795	10,560	(29,763)	—

Net sales	60,593	—	200,060	92,619	(29,763)	323,509
Cost of goods sold	40,008	—	131,467	64,455	(29,763)	206,167

Gross profit	20,585	—	68,593	28,164	—	117,342
Operating expenses:
Selling	2,580	—	19,192	8,668	—	30,440
Distribution	2,946	—	7,278	4,441	—	14,665
General and administrative	6,787	—	17,678	6,039	—	30,504
Amortization of other intangibles	216	—	3,023	—	—	3,239
Restructuring and merger-related charges	—	—	9,016	253	—	9,269
Zimbabwe subsidiary impairment charge	—	—	—	2,785	—	2,785

Total operating expenses	12,529	—	56,187	22,186	—	90,902

Income from operations	8,056	—	12,406	5,978	—	26,440
Other expense (income):
Interest expense	20,890	—	2,209	193	—	23,292
Interest income	(49)	—	(64)	(9)	—	(122)
Intercompany charges	(8,864)	—	8,868	4,608	(4,612)	—
Other, net	142	—	143	(614)	—	(329)

Income (loss) before income taxes and minority interest	(4,063)	—	1,250	1,800	4,612	3,599
Income tax expense	133	—	5,980	1,682	—	7,795
Minority interest	—	—	—	—	—	—

Net income (loss)	$(4,196)	$—	$(4,730)	$118	$4,612	$(4,196)

Year ended December 31, 2001
Third party	$46,169	$—	$181,892	$89,889	$—	$317,950
Intercompany	7,355	—	13,855	14,030	(35,240)	—

Net sales	53,524	—	195,747	103,919	(35,240)	317,950
Cost of goods sold	36,286	—	129,976	74,256	(35,240)	205,278

Gross profit	17,238	—	65,771	29,663	—	112,672
Operating expenses:
Selling	2,234	—	19,746	8,896	—	30,876
Distribution	2,978	—	7,199	4,855	—	15,032
General and administrative	6,191	—	15,871	5,813	—	27,875
Amortization of other intangibles	128	—	9,948	826	—	10,902
Restructuring and merger-related charges	324	—	1,090	269	—	1,683

Total operating expenses	11,855	—	53,854	20,659	—	86,368

Income from operations	5,383	—	11,917	9,004	—	26,304
Other expense (income):
Interest expense	24,846	—	2,186	579	—	27,611
Interest income	(117)	—	—	(201)	—	(318)
Intercompany charges	(15,301)	—	13,365	4,464	(2,528)	—
Other, net	21	—	(430)	775	—	366

(Loss) income before income taxes and minority interest	(4,066)	—	(3,204)	3,387	2,528	(1,355)
Income tax expense	25	—	575	1,701	—	2,301
Minority interest	—	—	—	435	—	435

Net (loss) income	$(4,091)	$—	$(3,779)	$1,251	$2,528	$(4,091)

Year ended December 31, 2000
Third party	$40,689	$—	$183,627	$88,737	$—	$313,053
Intercompany	6,737	—	12,252	13,454	(32,443)	—

Net sales	47,426	—	195,879	102,191	(32,443)	313,053
Cost of goods sold	33,426	—	132,505	72,534	(32,443)	206,022

Gross profit	14,000	—	63,374	29,657	—	107,031
Operating expenses:
Selling	2,055	—	19,319	10,122	—	31,496
Distribution	2,674	—	7,207	4,478	—	14,359
General and administrative	5,627	—	14,445	6,229	—	26,301
Amortization of other intangibles	114	—	10,886	810	—	11,810
Restructuring and merger-related charges	45	—	303	3,140	—	3,488

Total operating expenses	10,515	—	52,160	24,779	—	87,454

Income from operations	3,485	—	11,214	4,878	—	19,577
Other expense (income):
Interest expense	26,712	—	4,805	763	—	32,280
Interest income	(114)	—	(1)	(639)	—	(754)
Intercompany charges	(8,631)	—	8,162	4,705	(4,236)	—
Other, net	170	—	8,965	(8,552)	—	583

(Loss) income before income taxes and minority interest	(14,652)	—	(10,717)	8,601	4,236	(12,532)
Income tax expense (benefit)	24	—	(276)	1,974	—	1,722
Minority interest	—	—	—	422	—	422

Net (loss) income	$(14,676)	$—	$(10,441)	$6,205	$4,236	$(14,676)

Year ended December 31, 2002
Net cash provided by (used in) operating activities	$4,996	$—	$18,967	$(1,388)	$—	$22,575
Investing activities
Purchase of businesses, net of cash acquired	(3,481)	—	—	(7,050)	—	(10,531)
Purchase of property, plant, and equipment	(1,880)	—	(4,105)	(1,212)	—	(7,197)
Proceeds from purchase price reduction	—	—	—	—	—	—
Other	—	—	60	(60)	—	—

Net cash used in investing activities	(5,361)	—	(4,045)	(8,322)	—	(17,728)
Financing activities
Payments for deferred financing costs	—	—	(44)	—	—	(44)
Proceeds from borrowings	2,000	—	(22)	2,586	—	4,564
Payments of debt	(900)	—	(791)	(564)	—	(2,255)
Net (repayments) borrowings under revolving credit facility	(9,000)	—	(1)	(2,428)	—	(11,429)
Intercompany	4,917	—	(9,063)	1,146	3,000	—
Capital contribution	3,000	—	(3,000)	6,000	(3,000)	3,000
Dividends paid	—	—	—	—	—	—

Net cash provided by (used in) financing activities	17	—	(12,921)	6,740	—	(6,164)
Effect of exchange rate changes on cash	—	—	(2,014)	3,324		1,310

Net (decrease) increase in cash and cash equivalents	(348)	—	(13)	354	—	(7)
Cash and cash equivalents at beginning of year	3,654	—	(2,368)	483	—	1,769

Cash and cash equivalents at end of year	$3,306	$—	$(2,381)	$837	$—	$1,762

Year ended December 31, 2001
Net cash (used in) provided by operating activities	$(1,990)	$—	$17,404	$1,282	$—	$16,696
Investing activities
Purchase of businesses, net of cash acquired	—	—	141	(141)	—	—
Purchase of property, plant, and equipment	(1,591)	—	(4,408)	(934)	—	(6,933)
Proceeds from purchase price reduction	5,164	—	—	—	—	5,164
Other	—	—	(359)	359	—	—

Net cash provided by (used in) investing activities	3,573	—	(4,626)	(716)	—	(1,769)
Financing activities
Payments for deferred financing costs	—	—	(703)	—	—	(703)
Proceeds from borrowings	—	—	—	—	—	—
Payments of debt	(961)	—	(1,650)	(1,618)	—	(4,229)
Net (repayments) borrowings under revolving credit facility	(6,000)	—	—	(2,005)	—	(8,005)
Intercompany	7,465	—	(10,244)	2,779	—	—
Capital contribution	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	—

Net cash provided by (used in) financing activities	504	—	(12,597)	(844)	—	(12,937)
Effect of exchange rate changes on cash	—	—	(801)	(233)	—	(1,034)

Net increase (decrease) in cash and cash equivalents	2,087	—	(620)	(511)	—	956
Cash and cash equivalents at beginning of year	1,567	—	(1,748)	994	—	813

Cash and cash equivalents at end of year	$3,654	$—	$(2,368)	$483	$—	$1,769

Year ended December 31, 2000
Net cash (used in) provided by operating activities	$(57)	$—	$(7,799)	$4,589	$—	$(3,267)
Investing activities
Purchase of businesses, net of cash acquired	—	—	12,844	(40,778)	—	(27,934)
Purchase of property, plant, and equipment	(1,786)	—	(2,547)	(1,257)	—	(5,590)
Proceeds from purchase price reduction	—	—	—	—	—	—
Other	—	—	—	—	—	—

Net cash (used in) provided by investing activities	(1,786)	—	10,297	(42,035)	—	(33,524)
Financing activities
Payments for deferred financing costs	—	—	(5,829)	—	—	(5,829)
Proceeds from borrowings	95,000	—	647	—	—	95,647
Payments of debt	(90,970)	—	(1,191)	31	—	(92,130)
Net borrowings (repayments) under revolving credit facility	17,000	—	2,355	(681)	—	18,674
Intercompany	(42,665)	—	3,005	39,660	—	—
Capital contribution	23,192	—	—	—	—	23,192
Dividends paid	—	—	—	(134)	—	(134)

Net cash provided by (used in) financing activities	1,557	—	(1,013)	38,876	—	39,420
Effect of exchange rate changes on cash	—	—	(1,971)	(1,317)	—	(3,288)

Net (decrease) increase in cash and cash equivalents	(286)	—	(486)	113	—	(659)
Cash and cash equivalents at beginning of year	1,853	—	(1,262)	881	—	1,472

Cash and cash equivalents at end of year	$1,567	$—	$(1,748)	$994	$—	$813

18.    Subsequent Event

        On March 21, 2003, the Company entered into a new Senior Credit Facility with a group of banks and financial institutions. Under the terms of this agreement, the Company can borrow up to $160,000 in the United States and approximately $7,000 in Canada ($10,000 Canadian). The Senior Credit Facility consists of a $30,000 revolving credit facility and a $130,000 term loan in the United States and a Canadian $10,000 revolving credit facility. These borrowings will replace the existing senior credit facility of the Company.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
NORCROSS SAFETY PRODUCTS L.L.C.
NINE MONTHS ENDED SEPTEMBER 28, 2002 AND SEPTEMBER 27, 2003

NORCROSS SAFETY PRODUCTS L.L.C.

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

(Unaudited)

	December 31, 2002(1)	September 27, 2003
Assets
Current assets:
Cash and cash equivalents	$1,762	$9,055
Accounts receivable, less allowance of $2,060 and $2,925 in 2002 and 2003, respectively	49,301	58,858
Inventories	62,868	80,261
Prepaid expenses and other current assets	3,168	2,504

Total current assets	117,099	150,678
Property, plant, and equipment, net	46,608	50,615
Deferred financing costs, net	4,528	11,274
Goodwill, net	122,787	134,457
Other intangible assets, net	5,367	3,262
Due from NSP Holdings L.L.C.	7,005	14,832
Deferred income taxes	7,138	6,279
Other noncurrent assets	3,539	5,096

Total assets	$314,071	$376,493

Liabilities and member's equity
Current liabilities:
Accounts payable	$15,161	$19,567
Accrued expenses	20,834	26,916
Deferred income taxes	1,910	1,910
Current maturities of long-term obligations	54,093	3,611

Total current liabilities	91,998	52,004
Pension, post-retirement, and deferred compensation	22,471	24,110
Long-term obligations	163,244	256,868
Other noncurrent liabilities	724	476
Deferred income taxes	6,113	6,264
Minority interest	—	126

	192,552	287,844
Member's equity:
Contributed capital	116,060	116,060
Accumulated deficit	(71,708)	(71,891)
Accumulated other comprehensive loss	(14,831)	(7,524)

Total member's equity	29,521	36,645

Total liabilities and member's equity	$314,071	$376,493

(1)
December 31, 2002 balances were obtained from audited financial statements.

See notes to unaudited consolidated financial statements.

NORCROSS SAFETY PRODUCTS L.L.C.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in Thousands)

(Unaudited)

	Nine months ended
	September 28, 2002	September 27, 2003
Net sales	$239,586	$269,834
Cost of goods sold	154,172	172,505

Gross profit	85,414	97,329
Operating expenses:
Selling	22,974	26,944
Distribution	10,825	12,796
General and administrative	21,765	25,817
Amortization of intangibles	2,427	2,427
Zimbabwe subsidiary impairment charge	2,785	—

Total operating expenses	60,776	67,984

Income from operations	24,638	29,345
Other expense (income):
Interest expense	17,501	27,609
Interest income	(99)	(92)
Other, net	(27)	40

Income (loss) before income taxes and minority interest	7,263	1,788
Income tax expense	2,440	1,972
Minority interest	—	(1)

Net income (loss)	$4,823	$(183)

See notes to unaudited consolidated financial statements.

NORCROSS SAFETY PRODUCTS L.L.C.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

(Unaudited)

	Nine months ended
	September 28, 2002	September 27, 2003
Operating activities
Net income (loss)	$4,823	$(183)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,905	7,656
Amortization of intangibles	2,427	2,427
Amortization of deferred financing fees	1,517	1,749
Amortization of original issue discount	762	641
Write-off of deferred financing fees	—	7,284
Deferred income taxes	(19)	143
Minority interest	—	(1)
Impairment of investment in Zimbabwe	2,072	—
Changes in operating assets and liabilities:
Accounts receivable	(9,576)	(6,265)
Inventories	(2,996)	(11,551)
Prepaid expenses and other current assets	88	886
Other noncurrent assets	(52)	44
Due from NSP Holdings L.L.C.	(1,275)	(7,827)
Accounts payable	3,802	3,884
Accrued expenses	3,232	2,390
Pension, postretirement, and deferred compensation	517	1,335
Other noncurrent liabilities	(1,262)	(248)
Other	—	3

Net cash provided by operating activities	10,965	2,367
Investing activities
Purchase of businesses, net of cash acquired	(3,400)	(18,328)
Purchases of property, plant, and equipment	(5,129)	(4,571)

Net cash used in investing activities	(8,529)	(22,899)
Financing activities
Payments for deferred financing costs	—	(13,711)
Proceeds from borrowings	2,000	286,539
Payments of debt	(1,821)	(217,235)
Net repayments under revolving credit facility	(2,991)	(30,960)

Net cash (used in) provided by financing activities	(2,812)	24,633
Effect of exchange rate changes on cash	778	3,192

Net increase in cash and cash equivalents	402	7,293
Cash and cash equivalents at beginning of period	1,769	1,762

Cash and cash equivalents at end of period	$2,171	$9,055

See notes to unaudited consolidated financial statements.

NORCROSS SAFETY PRODUCTS L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Thousands, Except Units and Per Unit Data)

(Unaudited)

1.    Basis of Presentation

        The accompanying unaudited consolidated financial statements of Norcross Safety Products L.L.C. (the Company) have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements.

        In the opinion of management, all adjustments (consisting only of adjustments of a normal and recurring nature) considered necessary for a fair presentation of the financial position and results of operations have been included. Interim results are not necessarily indicative of the results that might be expected for any other interim period or for the fiscal year ending December 31, 2003. The financial statements presented should be read in conjunction with the consolidated financial statements and footnotes thereto included in our 2002 consolidated financial statements.

2.    Acquisition of KCL

        On July 29, 2003, the Company acquired 100% of the common stock of Kächele-Cama Latex GmbH (KCL), a German-based manufacturer and marketer of liquid-proof and cut-resistant gloves for a variety of industries, for $20,027, including net debt assumed of $171 and acquisition costs of $1,021. The sellers of KCL will also be eligible to receive royalty payments of up to €250 per year over the next three years based upon the achievement of certain cumulative sales targets. The Company financed this acquisition with $9,782 of cash on hand, $5,000 of borrowings under the Senior Credit Facility and the issuance of $5,074 of junior subordinated notes. The Company believes the acquisition of KCL will increase its penetration of the European personal protection equipment market.

        The Company expects to complete the final purchase price allocation by December 31, 2003. The final purchase price allocation is expected to result in value being assigned to certain intangible assets and a write-up in the value of plant, property and equipment. The preliminary allocation of the purchase price is summarized below.

Trade receivables	$3,292
Inventory	5,842
Property, plant and equipment	5,905
Other assets and liabilities, net	566
Accounts payable and accrued expenses	(4,214)

Fair value of net assets acquired	11,391
Excess of purchase price over fair value of net assets acquired (goodwill)	8,636

Total consideration	$20,027

        The following table presents the pro forma net sales and net income (loss) of the Company for the nine months ended September 28, 2002 and September 27, 2003 assuming the acquisition of KCL had occurred on January 1, 2002:

	Nine months ended
	September 28, 2002	September 27, 2003
Pro forma net sales	$257,505	$286,656
Pro forma net income	5,935	1,166

3.    Recently Issued Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 is an interpretation of Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements" (ARB 51). The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights and how to determine when and which business enterprise should consolidate these variable interest entities. In October 2003, the FASB delayed implementation of FIN 46 until the Company's fourth quarter of 2003 to allow the FASB to address certain implementation issues. The Company, pending any material change in guidance from the FASB, does not believe that FIN 46 will have a material impact on its consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (SFAS No. 150). This standard improves the accounting for certain financial instruments that issuers previously accounting for as equity, requiring such instruments to be classified as liabilities in certain situations. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and for interim periods beginning after June 15, 2003 and for non-public entities no later than the beginning of the first interim period beginning after December 15, 2003. The Company does not believe adoption of SFAS No. 150 will have a material impact on its consolidated financial statements.

4.    Inventories

        Inventories consist of the following:

	December 31, 2002	September 27, 2003
At FIFO cost:
Raw materials	$19,180	$20,263
Work in process	5,873	7,695
Finished goods	38,836	53,324

	63,889	81,282
Adjustment to LIFO cost	(1,021)	(1,021)

	$62,868	$80,261

5.    Debt

        The Company's debt consists of the following:

	December 31, 2002	September 27, 2003
Revolving credit facilities	$30,960	$—
Term loan	86,175	99,675
Senior subordinated notes	95,000	152,500
NFI note payable	750	750
European term loans	—	1,671
Arbin Seller Notes	1,048	1,147
Subordinated seller notes	5,546	5,364
Capital lease obligations	566	396
Unamortized discount on senior subordinated notes	(2,708)	(1,024)

	217,337	260,479
Less: Current maturities of long-term obligations	54,093	3,611

	$163,244	$256,868

        On March 21, 2003, the Company entered into a new Senior Credit Facility with a group of banks and financial institutions. Under the terms of this agreement, the Company can borrow up to $160,000 in the United States and approximately $7,000 in Canada ($10,000 Canadian). The Senior Credit Facility consisted of a $30,000 revolving credit facility and a $130,000 term loan in the United States, and a Canadian $10,000 revolving credit facility. As of September 27, 2003, the interest rate was 4.7%, for the U.S. and the Canadian revolving credit facilities and 5.5% for the term loan. These borrowings replaced the existing senior credit facility of the Company. The Company recorded a $1,270 million charge to interest expense for the write-off of deferred financing fees associated with the senior credit facility financing for the nine months ended September 27, 2003.

        On August 13, 2003, the Company issued $152,500 of 9.875% Senior Subordinated Notes due 2011 (the New Senior Subordinated Notes) and received gross proceeds of $151,465. The proceeds were primarily used to: (i) repay principal and interest and repurchase warrants related to the existing Senior Subordinated Notes, (ii) repay $30,000 of principal related to the term loan, (iii) repay principal on the junior subordinated notes used to finance the KCL acquisition, (iv) purchase preferred units of NSP Holdings L.L.C. from certain members of management and (v) pay fees and expenses. The Company recorded a $8.9 million charge to interest expense for the write-off of deferred financing fees and original issue discount and a prepayment penalty associated with the New Senior Subordinated Notes financing for the nine months ended September 27, 2003.

        Aggregate maturities of long-term debt at September 27, 2003, are as follows:

2004	$3,611
2005	3,950
2006	2,513
2007	3,335
2008	1,295
Thereafter	245,775

$260,479

        Interest paid during the nine months ended September 28, 2002 and September 27, 2003 was approximately $15,223 and $15,035, respectively.

6.    Restructuring and Other Charges

        Due to adverse economic and political conditions in Zimbabwe, which are impacting the Company's ability to control its subsidiary located in Zimbabwe, the Company no longer consolidates the operations and financial position of this subsidiary in its financial statements. Accordingly, during the nine months ended September 28, 2002, the Company recorded a non-cash charge of $2,785, representing the aggregate net assets of Zimbabwe as of December 31, 2001, which is classified in operating expenses on the consolidated statement of operations for the nine months ended September 28, 2002.

        During 2001, the Company completed an additional restructuring plan to further integrate the North and Arkon marketing and sales functions that primarily included personnel reductions in its North American industrial operations. Costs associated with these activities totaled $1,683 for the year ended December 31, 2001. The September 28, 2002 accrued restructuring balance of $250 relates to employee severance costs. The September 27, 2003 accrued restructuring balance of $105 relates to employee severance costs. The change in the restructuring liability during the nine months ended September 28, 2002 and September 27, 2003 was attributable to cash payments being applied to the liability. The restructuring liability is classified within the accrued expenses caption on the consolidated balance sheet.

        During 2002, the Company initiated a restructuring plan to exit the medical products business located in Cranston, Rhode Island and close certain hand protection plants located in Tijuana, Mexico, Tallmadge, Ohio and Charleston, South Carolina and move production to China. The Company decided to exit the medical products business at that time, because the medical products business primarily served one customer, who decided to manufacture the product in-house. The Company closed its hand protection plant to increase profitability of certain low margin product lines. This restructuring resulted in the termination of approximately 105 employees who worked at these operations. We incurred restructuring and merger-related charges associated with the plan of $9,297, comprised of $6,345 non-cash expense relating to accelerated depreciation charges on long-lived assets to be abandoned; $1,242 in severance costs; and $1,710 in facility closure and other exit costs. The exit of the medical business was completed in 2002. The shut-down of the Tallmadge, Ohio facility was completed in 2003 and the Company expects to successfully complete the closure of the Charleston, SC and Tijuana, Mexico plants in early 2004. The September 27, 2003 accrued restructuring liability of $1,390 consists of facility closure and other exit costs of $1,039 and severance costs of $351. The change in the restructuring liability during the nine months ended September 27, 2003 was attributable to cash payments being applied to the liability. The restructuring liability is classified within the accrued expenses caption on the consolidated balance sheet.

7.    Segment Data

        The following table presents information about the Company by segment:

	General Industrial	Fire Service	Utility/ High Voltage	Corporate	Eliminations	Total
Nine Months Ended September 28, 2002
Net sales—third parties	$166,003	$43,049	$30,534	$—	$—	$239,586
Net sales—intersegment	6,073	—	158	—	(6,231)	—
Income (loss) from operations	12,290	7,396	7,397	(2,445)	—	24,638
Nine Months Ended September 27, 2003
Net sales—third parties	186,674	51,562	31,598	—	—	269,834
Net sales—intersegment	6,970	—	19	—	(6,989)	—
Income (loss) from operations	15,465	9,576	6,899	(2,595)	—	29,345

8.    Subsidiary Guarantors

        All of the Company's direct or indirect 100% owned active domestic subsidiaries, fully, unconditionally, jointly and severally guarantee the Senior Credit Facility and the New Senior Subordinated Notes. Separate financial statements of the guarantor subsidiaries are not separately presented because, in the opinion of management, such financial statements are not material to investors. The non-guarantor subsidiaries include wholly owned subsidiaries of the Company organized under the laws of foreign jurisdictions and inactive subsidiaries, all of which are included in the consolidated financial statements. The following is summarized combining financial information for Norcross Safety Products L.L.C. on a stand-alone basis (NSP), Norcross Capital Corp. (NCC), the guarantor subsidiaries of the Company and the non-guarantor subsidiaries of the Company:

	NSP	NCC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
December 31, 2002
Current assets:
Cash and cash equivalents	$3,306	$—	$(2,381)	$837	$—	$1,762
Accounts receivable, net	9,528	—	25,087	14,686	—	49,301
Inventories	8,441	—	30,619	23,808	—	62,868
Prepaid expenses and other current assets	1,410	—	950	808	—	3,168

Total current assets	22,685	—	54,275	40,139	—	117,099
Property, plant, and equipment, net	6,719	—	30,693	9,196	—	46,608
Deferred financing costs, net	—	—	4,528	—	—	4,528
Goodwill, net	426	—	104,833	17,528	—	122,787
Other intangible assets, net	3,107	—	2,260	—	—	5,367
Due from NSP Holdings L.L.C.	7,005	—	—	—	—	7,005
Investment in subsidiaries	22,693	—	26,930	—	(49,623)	—
Deferred income taxes	—	—	6,737	401	—	7,138
Other noncurrent assets	—	—	3,435	104	—	3,539

Total assets	$62,635	$—	$233,691	$67,368	$(49,623)	$314,071

Current liabilities:
Accounts payable	$3,023	$—	$6,576	$5,562	$—	$15,161
Accrued expenses	5,923	—	11,222	3,689	—	20,834
Deferred income taxes	—	—	1,910	—	—	1,910
Current maturities of long-term obligations	50,298	—	1,093	2,702	—	54,093

Total current liabilities	59,244	—	20,801	11,953	—	91,998
Pension, post-retirement, and deferred compensation	—	—	22,038	433	—	22,471
Long-term obligations	160,181	—	1,335	1,728	—	163,244
Intercompany balances	(186,311)	—	163,238	23,073	—	—
Other noncurrent liabilities	—	—	700	24	—	724
Deferred income taxes	—	—	4,827	1,286	—	6,113

	(26,130)	—	192,138	26,544	—	192,552
Member's equity:
Contributed capital	116,060	—	64,417	40,879	(105,296)	116,060
Accumulated deficit	(71,708)	—	(43,671)	(12,002)	55,673	(71,708)
Accumulated other comprehensive loss	(14,831)	—	6	(6)	—	(14,831)

Total member's equity	29,521	—	20,752	28,871	(49,623)	29,521

Total liabilities and member's equity	$62,635	$—	$233,691	$67,368	$(49,623)	$314,071

	NSP	NCC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
September 27, 2003
Current assets:
Cash and cash equivalents	$8,450	$—	$(2,020)	$2,625	$—	$9,055
Accounts receivable, net	11,001	—	26,228	21,629	—	58,858
Inventories	10,477	—	36,177	33,607	—	80,261
Prepaid expenses and other current assets	555	—	1,083	866	—	2,504

Total current assets	30,483	—	61,468	58,727	—	150,678
Property, plant, and equipment, net	5,891	—	28,896	15,828	—	50,615
Deferred financing costs, net	11,274	—	—	—	—	11,274
Goodwill, net	426	—	104,834	29,197	—	134,457
Other intangible assets, net	3,262	—	—	—	—	3,262
Due from NSP Holdings L.L.C.	14,832	—	—	—	—	14,832
Investment in subsidiaries	119,565	—	39,513	—	(159,078)	—
Deferred income taxes	—	—	5,812	467	—	6,279
Other noncurrent assets	—	—	3,492	1,604	—	5,096

Total assets	$185,733	$—	$244,015	$105,823	$(159,078)	$376,493

Current liabilities:
Accounts payable	$4,181	$—	$8,961	$6,425	$—	$19,567
Accrued expenses	8,324	—	10,228	8,364	—	26,916
Deferred income taxes	—	—	1,910	—	—	1,910
Current maturities of long-term obligations	1,210	—	1,093	1,308	—	3,611

Total current liabilities	13,715	—	22,192	16,097	—	52,004
Pension, post-retirement, and deferred compensation	—	—	23,384	726	—	24,110
Long-term obligations	252,691	—	816	3,361	—	256,868
Intercompany balances	(117,318)	—	76,894	40,424	—	—
Other noncurrent liabilities	—	—	457	19	—	476
Deferred income taxes	—	—	3,902	2,362	—	6,264
Minority interest	—	—	—	126	—	126

	135,373	—	105,453	47,018	—	287,844
Member's equity:
Contributed capital	116,060	—	148,417	46,986	(195,403)	116,060
Accumulated deficit	(71,891)	—	(32,047)	(4,278)	36,325	(71,891)
Accumulated other comprehensive loss	(7,524)	—	—	—	—	(7,524)

Total member's equity	36,645	—	116,370	42,708	(159,078)	36,645

Total liabilities and member's equity	$185,733	$—	$244,015	$105,823	$(159,078)	$376,493

	NSP	NCC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Nine Months Ended September 28, 2002
Third party	$36,858	$—	$140,438	$62,290	$—	$239,586
Intercompany	5,426	—	9,861	7,909	(23,196)	—

Net sales	42,284	—	150,299	70,199	(23,196)	239,586
Cost of goods sold	28,842	—	99,514	49,012	(23,196)	154,172

Gross profit	13,442	—	50,785	21,187	—	85,414
Operating expenses:
Selling	2,062	—	14,299	6,613	—	22,974
Distribution	2,183	—	5,370	3,272	—	10,825
General and administrative	4,320	—	13,085	4,360	—	21,765
Amortization of intangibles	160	—	2,267	—	—	2,427
Zimbabwe subsidiary impairment charge	—	—	—	2,785	—	2,785

Total operating expenses	8,725	—	35,021	17,030	—	60,776

Income from operations	4,717	—	15,764	4,157	—	24,638
Other expense (income):
Interest expense	15,678	—	1,656	167	—	17,501
Interest income	(35)	—	(64)	—	—	(99)
Intercompany charges	(15,873)	—	8,921	1,398	5,554	—
Other, net	96	—	133	(256)	—	(27)

Income (loss) before income taxes	4,851	—	5,118	2,848	(5,554)	7,263
Income tax expense	28	—	143	2,269	—	2,440

Net income (loss)	$4,823	$—	$4,975	$579	$(5,554)	$4,823

	NSP	NCC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Nine months ended September 27, 2003
Third party	$48,269	$—	$143,544	$78,021	$—	$269,834
Intercompany	5,747	—	8,149	7,370	(21,266)	—

Net sales	54,016	—	151,693	85,391	(21,266)	269,834
Cost of goods sold	35,495	—	100,400	57,876	(21,266)	172,505

Gross profit	18,521	—	51,293	27,515	—	97,329
Operating expenses:
Selling	2,297	—	15,206	9,441	—	26,944
Distribution	2,493	—	5,781	4,522	—	12,796
General and administrative	4,810	—	14,769	6,238	—	25,817
Amortization of intangibles	168	—	2,259	—	—	2,427

Total operating expenses	9,768	—	38,015	20,201	—	67,984

Income from operations	8,753	—	13,278	7,314	—	29,345
Other expense (income):
Interest expense	22,812	—	4,602	195	—	27,609
Interest income	(53)	—	—	(39)	—	(92)
Intercompany charges	(13,766)	—	3,803	1,671	8,292	—
Other, net	(30)	—	35	35	—	40

(Loss) income before income taxes and minority interest	(210)	—	4,838	5,452	(8,292)	1,788
Income tax (benefit) expense	(27)	—	183	1,816	—	1,972
Minority interest	—	—	—	(1)	—	(1)

Net (loss) income	$(183)	$—	$4,655	$3,637	$(8,292)	$(183)

	NSP	NCC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Nine months ended September 28, 2002
Operating activities
Net cash provided by operating activities	$1,106	$—	$6,541	$3,318	$—	$10,965
Investing activities
Purchase of businesses, net of cash acquired	(3,400)	—	—	—	—	(3,400)
Purchase of property, plant, and equipment	(952)	—	(3,396)	(781)	—	(5,129)

Net cash used in investing activities	(4,352)	—	(3,396)	(781)	—	(8,529)
Financing activities
Payments for deferred financing costs	—	—	—	—	—	—
Proceeds from borrowings	2,000	—	—	—	—	2,000
Payments of debt	(675)	—	(610)	(536)	—	(1,821)
Net repayments under revolving credit facility	—	—	—	(2,991)	—	(2,991)
Intercompany	2,857	—	(2,611)	(246)	—	—

Net cash provided by (used in) financing activities	4,182	—	(3,221)	(3,773)	—	(2,812)
Effect of exchange rate changes on cash	—	—	167	611	—	778

Net increase (decrease) in cash and cash equivalents	936	—	91	(625)	—	402
Cash and cash equivalents at beginning of period	3,654	—	(2,368)	483	—	1,769

Cash and cash equivalents at end of period	$4,590	$—	$(2,277)	$(142)	$—	$2,171

	NSP	NCC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Nine months ended September 27, 2003
Operating activities
Net cash (used in) provided by operating activities	$(5,706)	$—	$8,293	$(220)	$—	$2,367
Investing activities
Purchase of businesses, net of cash acquired	(324)	—	—	(18,004)	—	(18,328)
Purchase of property, plant, and equipment	(812)	—	(2,448)	(1,311)	—	(4,571)

Net cash used in investing activities	(1,136)	—	(2,448)	(19,315)	—	(22,899)
Financing activities
Payments for deferred financing costs	(13,711)	—	—	—	—	(13,711)
Proceeds from borrowings	286,539	—	—	—	—	286,539
Payments of debt	(216,573)	—	(263)	(399)	—	(217,235)
Net repayments under revolving credit facility	(29,262)	—	—	(1,698)	—	(30,960)
Intercompany	(15,007)	—	(8,406)	23,413	—	—

Net cash provided by (used in) financing activities	11,986	—	(8,669)	21,316	—	24,633
Effect of exchange rate changes on cash	—	—	3,179	13	—	3,192

Net increase in cash and cash equivalents	5,144	—	355	1,794	—	7,293
Cash and cash equivalents at beginning of period	3,306	—	(2,375)	831	—	1,762

Cash and cash equivalents at end of period	$8,450	$—	$(2,020)	$2,625	$—	$9,055

9.    Comprehensive Income (Loss)

        Total comprehensive income for the nine months ended September 28, 2002 and September 27, 2003 amounted to $5,935 and $7,124, respectively.

CONSOLIDATED FINANCIAL STATEMENTS

KÄCHELE-CAMA LATEX GMBH

YEARS ENDED DECEMBER 31, 2001 AND 2002

WITH REPORT OF INDEPENDENT AUDITORS

Report of Independent Auditors

Members
Kächele-Cama Latex GmbH

        We have audited the accompanying consolidated balance sheets of Kächele-Cama Latex GmbH as of December 31, 2001 and 2002, and the related consolidated statements of income, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kächele-Cama Latex GmbH at December 31, 2001 and 2002, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Eshborn/Frankfurt am Main, September 30, 2003
Ernst & Young AG Wirtschaftsprüfungsgesellschaft
/s/ ANNETT MARTIN Annett Martin Wirtschaftsprüferin	/s/ THOMAS GROTENRATH Thomas Grotenrath Wirtschaftsprüfer

KÄCHELE-CAMA LATEX GMBH

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

	December 31
	2001	2002
Assets
Current assets:
Cash and cash equivalents	€378	€1,294
Accounts receivable, less allowance of €56 and €108 in 2001 and 2002, respectively	1,881	1,859
Inventories	5,108	5,012
Deferred income taxes	—	24
Prepaid expenses and other current assets	175	122

Total current assets	7,542	8,311
Property, plant, and equipment, net	5,198	5,501
Investment in affiliated entities	609	727
Receivables from affiliated entities	213	137
Other noncurrent assets	274	204

Total assets	€13,836	€14,880

Liabilities and members' equity
Current liabilities:
Accounts payable	€751	€673
Accrued expenses	1,485	2,340
Deferred income taxes	71	—
Revolving credit facilities	586	12
Current maturities of long-term debt	227	231

Total current liabilities	3,120	3,256
Pension and postretirement	196	238
Long-term debt	1,624	1,393
Deferred income taxes	660	717
Minority interest	100	101

	2,580	2,449
Members' equity:
Contributed capital	4,602	4,602
Retained earnings	3,525	4,563
Accumulated other comprehensive income	9	10

Total members' equity	8,136	9,175

Total liabilities and members' equity	€13,836	€14,880

See notes to consolidated financial statements.

KÄCHELE-CAMA LATEX GMBH

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in Thousands)

	Year ended December 31
	2001	2002
Net sales	€21,485	€23,240
Cost of goods sold	14,362	15,662

Gross profit	7,123	7,578
Operating expenses:
Selling	2,194	2,277
Distribution	1,237	1,275
General and administrative	1,693	2,241

Total operating expenses	5,124	5,793

Income from operations	1,999	1,785
Other expense (income):
Interest expense	158	125
Interest income	(17)	(18)
Income from investment in affiliated entities	(148)	(194)
Other, net	(118)	60

Income before income taxes and minority interest	2,124	1,812
Income tax expense	816	772
Minority interest	10	2

Net income	€1,298	€1,038

See notes to consolidated financial statements.

KÄCHELE-CAMA LATEX GMBH

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

(Amounts in Thousands)

	Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at January 1, 2001	€4,602	€2,666	€—	€7,268
Foreign currency translation adjustments	—	—	9	9
Net income	—	1,298	—	1,298

Comprehensive income				1,307

Dividend	—	(439)	—	(439)

Balance at December 31, 2001	4,602	3,525	9	8,136
Foreign currency translation adjustments	—	—	1	1
Net income	—	1,038	—	1,038

Comprehensive income				1,039

Balance at December 31, 2002	€4,602	€4,563	€10	€9,175

See notes to consolidated financial statements.

KÄCHELE-CAMA LATEX GMBH

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	Year ended December 31
	2001	2002
Operating activities
Net income	€1,298	€1,038
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	736	886
Deferred income taxes	203	(38)
Income from investment in affiliated entities	(148)	(194)
Minority interest	77	2
Changes in operating assets and liabilities:
Accounts receivable	(347)	22
Inventories	(313)	96
Prepaid expenses and other current assets	90	53
Receivables from affiliated entities	99	76
Other noncurrent assets	(26)	70
Accounts payable	171	(78)
Accrued expenses	211	855
Pension and post-retirement	31	42

Net cash provided by operating activities	2,082	2,830
Investing activities
Purchases of property, plant, and equipment	(1,632)	(1,189)
Investment in affiliated entities	—	2
Dividends from investment in affiliated entities	49	79

Net cash used in investing activities	(1,583)	(1,108)
Financing activities
Proceeds from borrowings	706	—
Payments of debt	(192)	(227)
Net repayments under revolving credit facilities	(294)	(574)
Dividends paid	(439)	—

Net cash used in financing activities	(219)	(801)
Effect of exchange rate changes on cash	9	(5)

Net increase in cash and cash equivalents	289	916
Cash and cash equivalents at beginning of year	89	378

Cash and cash equivalents at end of year	€378	€1,294

See notes to consolidated financial statements.

KÄCHELE-CAMA LATEX GMBH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2002

(Amounts in Thousands)

1.    Description of Business

        Kächele-Cama Latex GmbH (the Company) is a limited liability company organized under the laws of the Federal Republic of Germany. The Company also owns interests and conducts operations through the following subsidiaries: Kächele-Cama Latex Nederland B.V. in The Netherlands (100% ownership), KCL CX s.r.o. in the Czech Republic (60% ownership), KCL-Guba Kft. in Hungary (50% ownership), and Kächele-Cama Latex SK s.r.o. in Slovakia (50% ownership). The Company develops, manufactures, and markets latex-based protective gloves for a wide range of industrial applications.

2.    Significant Accounting Policies

Principles of Consolidation

        The consolidated financial statements include the accounts of Kächele-Cama Latex GmbH and its majority-owned subsidiaries (Kächele-Cama Latex Nederland B.V. and KCL CX s.r.o). All significant intercompany accounts and transactions between the Company and its majority-owned subsidiaries have been eliminated. The Company accounts for its investment in the nonmajority- owned subsidiaries (KCL-Guba Kft. and Kächele-Cama Latex SK s.r.o.) under the equity method.

Cash Equivalents

        The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

        Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of trade receivables. Credit risk with respect to trade receivables is limited due to the diversity of customers comprising the Company's customer base. The Company performs ongoing credit evaluations of its customers and maintains sufficient allowances for potential credit losses. The Company evaluates the collectibility of its accounts receivable based on the length of time the receivable is past due based on contractual terms and the anticipated future write-offs based on historical experience. The trade receivables are written off against the allowance when collection efforts have ceased.

Revenue Recognition

        Sales and related cost of sales are recognized when evidence of an agreement exists, products are delivered to the customers, and collection is probable. Sales are recorded net of customer discounts and volume sales incentives.

Freight-out Costs

        The Company records freight-out costs in distribution expenses. Such amounts were €416 and €448 for the years ended December 31, 2001 and 2002, respectively.

Inventories

        Inventories are stated at the lower of cost or market and are valued at the first-in, first-out (FIFO) cost method.

Property, Plant, and Equipment

        Property, plant, and equipment are recorded at cost. Depreciation is determined by using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset, with the related amortization expense included in depreciation expense.

        The useful lives of plant and equipment for the purpose of computing book depreciation are as follows:

Buildings and improvements	5 to 33 years
Machinery and equipment	3 to 20 years
Dies and tooling	4 to 13 years
Forms used in production	7 years
Furniture and fixtures	3 to 13 years
Computers and office equipment	2 to 13 years

Income Taxes

        Deferred income taxes are recognized for the difference in reporting of certain assets and liabilities for financial reporting and tax purposes. These temporary differences are determined by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect of a change in tax rates is recognized in the period that includes the enactment date.

Foreign Currency Translation

        The accounts of foreign operations are measured using local currency as the functional currency. For those operations, assets and liabilities are translated into EURO at the end of period exchange rates and income and expenses are translated at average exchange rates. Net adjustments resulting from such translation are accumulated as a separate component of other comprehensive income included in members' equity.

        Transactions involving other currencies were translated into local currency using the exchange rates in effect at the time of the transactions. At year-end, assets and liabilities denominated in other currencies are translated using year-end exchange rates. The corresponding exchange rate gains and losses are reported in the statement of income. The Company did not record any material gains or losses under this methodology for the years ended December 31, 2001 and 2002.

Long-Lived Assets

        The Company evaluates its long-lived assets on an ongoing basis. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted cash flows expected to be generated by the asset. If the asset is determined to be impaired, the impairment recognized is measured by the amount by which the carrying value of the asset exceeds its fair value.

Fair Value of Financial Instruments

        The Company's financial instruments include cash and cash equivalents, bank loans, and U.S. dollar forward contracts. The fair values of the Company's cash and cash equivalents and bank loans were not materially different from their carrying values at December 31, 2001 and 2002. The Company estimates the fair value of its obligations using the discounted cash flow method with interest rates currently available for similar obligations.

        The Company enters into U.S. dollar forward contracts to hedge U.S. dollar-denominated raw material purchases. The Company values its forward positions using mark-to-market accounting and records the related unrealized gains and losses in Other, net expenses. The Company recorded a liability related to its forward positions, which is included in accrued expenses, of €0 and €226 as of December 31, 2001 and 2002, respectively.

Use of Estimates in the Consolidated Financial Statements

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

3.    Property, Plant, and Equipment

        Property, plant, and equipment consists of the following:

	December 31
	2001	2002
Land	€180	€180
Buildings and improvements	7,213	7,251
Machinery and equipment	8,311	8,633
Dies and tooling	229	239
Furniture and fixtures	323	381
Computers and office equipment	746	915
Forms used in production	1,363	1,290
Construction in progress	41	80

	18,406	18,969
Less: Accumulated depreciation	(13,208)	(13,468)

	€5,198	€5,501

4.    Inventories

        Inventories consist of the following:

	December 31
	2001	2002
Raw materials	€1,056	€931
Work in process	979	816
Finished goods	3,073	3,265

	€5,108	€5,012

5.    Debt

        The Company's debt consists of the following:

	December 31
	2001	2002
Long-term debt:
Two loans from bank secured by land and buildings, due in September 2017 and December 2019; interest rates fixed at 5.7% and 6.95% through December 2003; quarterly payments due of €13 representing principal and interest	€547	€527
Loan from bank secured by land and buildings, due in September 2011; interest rates fixed at 5.63%; semi-annual principal payments of €13 beginning in March 2004	210	210
Loan from bank secured by land and buildings, due in May 2006; interest rate fixed at 5.7%; monthly principal payments of €14 beginning in September 2001	225	179
Loan from bank secured by land and buildings, due in December 2005; interest rate fixed at 4.85%; quarterly principal payments of €27 beginning in March 1999	438	329
Loan from bank secured by land and buildings, due in June 2009; interest fixed at 4.76%; semiannual principal payments of €13 beginning in December 1999	199	172
Loan from bank secured by land and buildings, due in September 2010; interest rate fixed at 4.6%; semiannual principal payments of €13 beginning in September 2001	232	207

	1,851	1,624
Less: Current maturities of long-term debt	(227)	(231)

	€1,624	€1,393

	December 31 2001	December 31 2002
	Outstanding	Outstanding	Available
Revolving credit facilities:
€639 unsecured revolving credit facility, due on demand; interest rate at December 31, 2002, of 6.75%	€90	€—	€639
€511 unsecured revolving credit facility, due on demand; interest rate at December 31, 2002, of 6.3%	383	—	511
€614 unsecured revolving credit facility, due on demand; interest rate at December 31, 2002, at 6.75%	60	12	602
€767 unsecured revolving credit facility, due on demand; interest rate at December 31, 2002, of 6.25%	53	—	767

	€586	€12	€2,519

Aggregate maturities of long-term debt at December 31, 2002, are as follows:

2003	€231
2004	261
2005	265
2006	127
2007	105
Thereafter	635

€1,624

        Interest paid during the years ended December 31, 2001 and 2002, was approximately €87 and €96, respectively.

6.    Income Taxes

        The income tax expense on income before income taxes and minority interest consists of the following:

	Year ended December 31
	2001	2002
Current provision	€613	€810
Deferred provision (benefit)	203	(38)

Income tax expense	€816	€772

        The tax effect of temporary differences that gave rise to deferred tax assets and liabilities consist of the following:

	December 31
	2001	2002
Deferred tax assets:
Principally accruals	€—	€24
Deferred tax liabilities:
Property, plant, and equipment	660	717
Principally accruals	71	—

Total deferred tax liabilities	731	717

Net deferred tax liability	€(731)	€(693)

        The Company paid income taxes of €569 (thereof €360 for 1999) and €206 for the years ended December 31, 2001 and 2002, respectively. The current tax liability of €388 and €958 as of December 31, 2001 and 2002, respectively, is included in accrued expenses. There are no material adjustments to the reported income tax expense that would result from applying the statutory tax rates to pretax income.

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

7.    Employee Benefit Plans

        The Company sponsors a defined-benefit plan pension covering certain members of management. The plan provides fixed payments after the age of 65 based on years of service, employment with the Company, and retirement dates. The discount rate used to calculate the benefit obligation is 6.5%. The Company and/or employees fund the plan through investments in life insurance contracts. The value of the life insurance contracts included in other noncurrent assets as of December 31, 2001 and 2002, are €178 and €204, respectively. The benefit obligation as of December 31, 2001 and 2002, is €196 and €238, respectively. The Company contributed €16 to the plan for the years ended December 31, 2001 and 2002.

        The Company also sponsors a defined-contribution plan covering all of its German-based employees. The Company matches 10% of a participant's contribution. The amount expensed for the match provision of the plan was €0 and €6 for the years ended December 31, 2001 and 2002, respectively.

8.    Investment in Affiliated Entities

        The following table summarizes the Company's investment in affiliated entities:

	KCL-Guba Kft.		Kächele-Cama Latex SK s.r.o.
	Contributed Capital	Retained Earnings	Contributed Capital	Retained Earnings
Balance January 1, 2001	€353	€157	€—	€—
Net income	—	148	—	—
Dividends	—	(49)	—	—

Balance at December 31, 2001	353	256	—	—
Contributed capital	—	—	2	—
Net income	—	193	—	2
Dividends	—	(79)	—	—

Balance at December 31, 2002	€353	€370	€2	€2

9.    Lease Commitments

        The Company leases certain facilities and equipment under various noncancelable operating lease agreements. Future minimum lease payments under noncancelable operating leases as of December 31, 2002, are as follows:

2003	€23
2004	7

Total minimum lease payments	€30

        Rent expense was €32 and €36 for the years ended December 31, 2001 and 2002, respectively.

10.    Legal Proceedings

        The Company is subject to various claims arising in the ordinary course of business and is party to various legal proceedings which are ordinary, routine, and incidental to the Company's business. In the opinion of management, such matters are not expected to have a material effect on the results of operations or financial condition of the Company.

11.    Subsequent Event

        On July 29, 2003, the Company was acquired by Norcross Safety Products L.L.C. for US$18,835, and the assumption of US$2,080 of the Company's indebtedness and US$1,909 of cash on hand. The sellers of the Company will also be eligible to receive royalty payments of up to €250 per year over the next three years based upon the achievement of certain cumulative net sales targets.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

KÄCHELE-CAMA LATEX GMBH

SEVEN MONTHS ENDED JULY 31, 2002 AND 2003

KÄCHELE-CAMA LATEX GMBH

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands) (Unaudited)

	December 31, 2002	July 31, 2003
Assets
Current assets:
Cash and cash equivalents	€1,294	€1,658
Accounts receivable, less allowance of €108 and €194 in 2002 and 2003, respectively	1,859	2,860
Inventories	5,012	5,075
Deferred income taxes	24	24
Prepaid expenses and other current assets	122	193

Total current assets	8,311	9,810
Property, plant, and equipment, net	5,501	5,757
Investment in affiliated entities	727	885
Receivables from affiliated entities	137	203
Other noncurrent assets	204	205

Total assets	€14,880	€16,860

Liabilities and members' equity
Current liabilities:
Accounts payable	€673	€454
Accrued expenses	2,340	3,207
Revolving credit facilities	12	310
Current maturities of long-term debt	231	251

Total current liabilities	3,256	4,222
Pension and post-retirement	238	264
Long-term debt	1,393	1,245
Deferred income taxes	717	777
Minority interest	101	110

	2,449	2,396
Members' equity:
Contributed capital	4,602	4,602
Retained earnings	4,563	5,636
Accumulated other comprehensive income	10	4

Total members' equity	9,175	10,242

Total liabilities and members' equity	€14,880	€16,860

See notes to consolidated financial statements.

KÄCHELE-CAMA LATEX GMBH

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in Thousands) (Unaudited)

	Seven months ended July 31,
	2002	2003
Net sales	€14,179	€15,196
Cost of goods sold	9,855	9,979

Gross profit	4,324	5,217
Operating expenses:
Selling	1,280	1,610
Distribution	715	763
General and administrative	1,130	1,315

Total operating expenses	3,125	3,688

Income from operations	1,199	1,529
Other expense (income):
Interest expense	78	64
Interest income	(7)	(8)
Income from investment in affiliated entities	(167)	(212)
Other, net	53	(94)

Income before income taxes and minority interest	1,242	1,779
Income tax expense	508	694
Minority interest	5	12

Net income	€729	€1,073

See notes to consolidated financial statements.

KÄCHELE-CAMA LATEX GMBH

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands) (Unaudited)

	Seven months ended July 31,
	2002	2003
Operating activities
Net income	€729	€1,073
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	464	575
Deferred income taxes	—	60
Income from investment in affiliated entities	(167)	(212)
Minority interest	5	12
Changes in operating assets and liabilities:
Accounts receivable	(814)	(1,001)
Inventories	885	(63)
Prepaid expenses and other current assets	83	(71)
Receivables from affiliated entities	50	(67)
Other noncurrent assets	(10)	(1)
Accounts payable	(692)	(219)
Accrued expenses	814	867
Pension and post-retirement	36	26

Net cash provided by operating activities	1,383	979
Investing activities
Purchases of property, plant, and equipment	(642)	(831)
Dividends from investment in affiliated entities	79	54

Net cash used in investing activities	(563)	(777)
Financing activities
Payments of debt	(113)	(128)
Net (borrowings) repayments under revolving credit facilities	(440)	298

Net cash used in financing activities	(553)	170
Effect of exchange rate changes on cash	3	(8)

Net increase in cash and cash equivalents	270	364
Cash and cash equivalents at beginning of period	378	1,294

Cash and cash equivalents at end of period	€648	€1,658

See notes to consolidated financial statements.

KÄCHELE-CAMA LATEX GMBH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEVEN MONTHS ENDED JULY 31, 2002 AND 2003

(Amounts in Thousands) (Unaudited)

1.    Basis of Presentation

        The accompanying unaudited consolidated financial statements of Kächele-Cama Latex GmbH (the Company) have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements.

        In the opinion of management, all adjustments (consisting only of adjustments of a normal and recurring nature) considered necessary for a fair presentation of the financial position and results of operations have been included. Interim results are not necessarily indicative of the results that might be expected for any other interim period or for the fiscal year ending December 31, 2003. The financial statements presented should be read in conjunction with the consolidated financial statements and footnotes thereto for the years ended December 31, 2001 and 2002.

        On July 29, 2003, the Company was acquired by Norcross Safety Products L.L.C. for US$18,835, and the assumption of US$2,080 of the Company's indebtedness and US$1,909 of cash on hand. The sellers of the Company will also be eligible to receive royalty payments of up to €250 per year over the next three years based upon the achievement of certain cumulative net sales targets.

2.    Inventories

        Inventories consist of the following:

	December 31, 2002	July 31, 2003
Raw materials	€931	€1,125
Work in process	816	787
Finished goods	3,265	3,163

	€5,012	€5,075

3.    Debt

        Aggregate maturities of long-term debt at July 31, 2003, are as follows:

2004	€251
2005	269
2006	214
2007	109
2008	111
Thereafter	542

€1,496

        Interest paid during the seven months ended July 31, 2002 and 2003, was approximately €50 and €44, respectively.

4.    Comprehensive Income

        Total comprehensive income for the seven months ended July 31, 2002 and 2003 amounted to €731 and €1,127, respectively.

We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information or representations.

This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who can not legally be offered the securities. The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the date on the cover of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct—nor do we imply those things by delivering this prospectus or selling securities to you.

$152,500,000

Norcross Safety
Products L.L.C.

Norcross Capital Corp.

Offer to exchange up to $152,500,000 9 7/8%
Senior Subordinated Notes due 2011

PROSPECTUS

        Until                , 2004, all dealers that, buy, sell or trade the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments and subscriptions.

                     , 2004

PART II:    INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20:    Indemnification of Directors and Officers.

        The following is a summary of the statutes, limited liability company agreement, charter, bylaw provisions or other arrangements under which the Registrants' directors and officers are insured or indemnified against liability in their capacities as such.

        All of the directors and officers of the Registrants are covered by insurance policies maintained and held in effect by Norcross Safety Products L.L.C. against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

        Each of the Registrants is either incorporated or organized, as the case may be, under the laws of the State of Delaware.

        Section 18-108 of the Delaware Limited Liability Company Act provides that a Delaware limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement.

        The Limited Liability Company Agreement of Norcross Safety Products L.L.C. provides that each person or entity shall be entitled to be indemnified and held harmless to the fullest extent permitted by the Delaware Limited Liability Company Act against all losses, liabilities, and expenses, including attorney's fees and expenses, arising from claims, actions, and proceedings in which such person or entity may be involved by reason of his being or having been a manager, participant, or officer of the company.

        The Limited Liability Company Operating Agreement of Morning Pride Manufacturing L.L.C. provides that any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding (other than an action by or in the right of the company) by reason of the fact that such person is or was a manager, member, officer, employee, or agent of the company shall be indemnified against expenses, including attorney's fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the company. With respect to any criminal proceedings, in order to be indemnified such person must have had no reasonable cause to believe such person's conduct was unlawful. With respect to actions by or in the right of the company, the indemnification described above is conditioned upon such person not being adjudged to be liable for negligence or misconduct in the performance of such person's duty to the company unless, and only to the extent that, the court in which the action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

        The Limited Liability Company Agreement of North Safety Mexico Holdings LLC provides that any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding by reason of the fact that such person is or was an officer, employee, or agent of the company shall be indemnified against expenses, including attorney's fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the company. With respect to any criminal proceedings, in order to be indemnified such person must have had no reasonable cause to believe such person's conduct was unlawful.

        Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Statute") provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), other than an action by or in the right of such corporation, by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise (an "indemnified capacity"). The indemnity may include expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. Similar provisions apply to actions brought by or in the right of the corporation, except that no indemnification shall be made without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred. Section 145 of the Delaware Statute further authorizes a corporation to purchase and maintain insurance on behalf of any indemnified person against any liability asserted against him and incurred by him in any indemnified capacity, or arising out of his status as such, regardless of whether the corporation would otherwise have the power to indemnify him under the Delaware Statute.

        The by-laws of Norcross Capital Corp. and North Safety Products Inc. provide for indemnification of officers and directors to the fullest extend permitted by the Delaware Stattute.

Item 21.    Exhibits.

        (a)   Exhibits.

  The attached Exhibit Index is incorporated by reference.

  (b)
  Financial Statement Schedules.

  The following financial statement schedules are included in this Registration Statement:

    Independent Auditors Report
    Schedule II Valuation and Qualifying Accounts

        All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 22.    Undertakings.

  (a)
  The undersigned registrant hereby undertakes:

          (1)   to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i)
      To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii)
      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii)
      To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a directors, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (c)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

        (d)   For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (e)   The undersigned hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the date of the registration statement through the date of responding to the request.

        (f)    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Norcross Safety Products L.L.C. has duly caused this Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oak Brook, State of Illinois, on the 6th day of January 2004.

NORCROSS SAFETY PRODUCTS L.L.C.
By:	/s/ DAVID F. MYERS, JR. David F. Myers, Jr.
Executive Vice President, Chief Financial Officer, Secretary and Manager

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 6th day of January 2004.

Signature	Title

* Robert A. Peterson	President, Chief Executive Officer (Principal Executive Officer), and Manager
/s/ DAVID F. MYERS, JR. David F. Myers, Jr.	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer), Secretary, and Manager
* Stephen J. Blewitt	Manager
* Jay R. Bloom	Manager
* Edward Levy	Manager
* Marcus D. Wedner	Manager
*/s/ DAVID F. MYERS, JR. David F. Myers, Jr. As Attorney-in-fact

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Norcross Capital Corp. has duly caused this Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oak Brook, State of Illinois, on the 6th day of January 2004.

NORCROSS CAPITAL CORP.
By:	/s/ ROBERT A. PETERSON Robert A. Peterson
President and Director (Principal Executive Officer)
By:	/s/ DAVID F. MYERS, JR. David F. Myers, Jr.
Vice President, Secretary (Principal Financial and Accounting Officer), and Director

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Morning Pride Manufacturing L.L.C. has duly caused this Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oak Brook, State of Illinois, on the 6th day of January 2004.

MORNING PRIDE MANUFACTURING L.L.C.
By:	/s/ DAVID F. MYERS, JR. David F. Myers, Jr.
Secretary and Manager

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on the 6th day of January 2004.

Signature	Title

* Robert A. Peterson	President (Principal Executive Officer) and Manager
/s/ DAVID F. MYERS, JR. David F. Myers, Jr.	Secretary (Principal Financial and Accounting Officer) and Manager
* Stephen J. Blewitt	Manager
* Jay R. Bloom	Manager
* Edward Levy	Manager
* Marcus D. Wedner	Manager
* /s/ DAVID F. MYERS, JR. David F. Myers, Jr. As Attorney-in-fact

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, North Safety Products Inc. has duly caused this Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oak Brook, State of Illinois, on the 6th day of January 2004.

NORTH SAFETY PRODUCTS INC.
By:	/s/ ROBERT A. PETERSON Robert A. Peterson
President (Principal Executive Officer) and Director
By:	/s/ DAVID F. MYERS, JR. David F. Myers, Jr.
Secretary (Principal Financial and Accounting Officer) and Director

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, North Safety Mexico Holdings LLC has duly caused this Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oak Brook, State of Illinois, on the 6th day of January 2004.

NORTH SAFETY MEXICO HOLDINGS LLC
By:	Norcross Safety Products, L.L.C.
Its:	Sole Manager
By:	/s/ ROBERT A. PETERSON Robert A. Peterson
Its:	President, Chief Executive Officer and Manager (Principal Executive Officer)

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on the 6th day of January 2004.

Signature	Title

/s/ ROBERT A. PETERSON Robert A. Peterson	President (Principal Executive Officer)
/s/ DAVID F. MYERS, JR. David F. Myers, Jr.	Secretary (Principal Financial and Accounting Officer)

EXHIBIT INDEX

        The following exhibits are filed as part of this Registration Statement or incorporated by reference herein:

Exhibit No.	Description
3.1	Certificate of Formation of Norcross Safety Products L.L.C.
3.2	Second Amended and Restated Limited Liability Company Agreement of Norcross Safety Products L.L.C.
3.3	Certificate of Incorporation of Norcross Capital Corp.
3.4	By-laws of Norcross Capital Corp.
3.5	Certificate of Formation of Morning Pride Manufacturing L.L.C.
3.6	Morning Pride Manufacturing LLC Limited Liability Company Operating Agreement
3.7	Certificate of Formation of North Safety Mexico Holdings L.L.C.
3.8	Amended and Restated Limited Liability Company Agreement of North Safety Mexico Holdings LLC
3.9	Certificate of Incorporation of North Safety Products Inc.
3.10	By-laws of North Safety Products Inc.
4.1	Indenture, dated as of August 13, 2003, by and between Norcross Safety Products L.L.C., Norcross Capital Corp., the Guarantors named therein and Wilmington Trust Company as Trustee
4.2	Form of 9 7/8% Senior Subordinated Notes due 2011, Series B (1)
4.3	Form of Guarantee to be issued by the Guarantors of the securities to be issued in the Exchange Offer subject to this Registration Statement (1)
*5.1	Opinion of Kirkland & Ellis LLP as to the legality of the securities to be issued in the Exchange Offer subject to this Registration Statement
8.1	Opinion of Kirkland & Ellis LLP as to the tax treatment of the exchange of outstanding notes for the securities to be issued in the Exchange Offer subject to this Registration Statement
10.1
Registration Rights Agreement dated as of August 13, 2003, by and among Norcross Safety Products L.L.C., Norcross Capital Corp., the Guarantors signatory thereto, and CIBC World Markets Corp., Lehman Brothers Inc., and Fleet Securities, Inc.
10.2
Second Amended and Restated Credit Agreement, dated as of March 20, 2003, by and among Norcross Safety Products L.L.C., North Safety Products Inc., Morning Pride Manufacturing L.L.C., and North Safety Products Ltd., as borrowers, the guarantors party thereto, the lenders party thereto, and Fleet National Bank, as administrative agent.
10.3
First Amendment and Consent, dated July 24, 2003, to the Second Amended and Restated Credit Agreement among Norcross Safety Products L.L.C., North Safety Products Inc., Morning Pride Manufacturing L.L.C., and North Safety Products Ltd., as borrowers, the guarantors party thereto, the lenders party thereto, and Fleet National Bank, as administrative agent.

10.4
Second Amendment, dated September 25, 2003, to the Second Amended and Restated Credit Agreement among Norcross Safety Products L.L.C., North Safety Products Inc., Morning Pride Manufacturing L.L.C., and North Safety Products Ltd., as borrowers, the guarantors party thereto, the lenders party thereto, and Fleet National Bank, as administrative agent.
10.5	Lease Agreement by and between Morning Pride Manufacturing L.L.C. and American Firefighter Cooperative, Inc. regarding property located in Dayton, Ohio
10.6	NSP Holdings L.L.C. Non-Negotiable Subordinated Promissory Note in favor of Claude L. Roberge
10.7	Morning Pride Manufacturing L.L.C. Guaranteed, Unsecured Promissory Note
10.8	Amendment No. 1 to Guaranteed, Unsecured Promissory Note
10.9	Employment Agreement, dated as of June 25, 2001, by and between Charles S. Ellis and North Safety Products Inc.
10.10	Employment Agreement, dated as of January 1, 2002, by and between Robert A. Peterson and Norcross Safety Products L.L.C.
10.11	Employment Agreement, dated as of January 1, 2002, by and between David F. Myers, Jr. and Norcross Safety Products L.L.C.
10.12	Employment Agreement, dated as of August 1999, by and between Kenneth R. Martell and Norcross Safety Products L.L.C.
10.13	Amended and Restated Employment Agreement, dated as of February 17, 2000, by and between Claude L. Roberge and Arkon Safety Equipment Inc.
10.14	Lease Agreement by and between Norcross Safety Products, L.L.C. and MRCI, Inc. regarding property located in Rock Island, Illinois.
*10.15	Share Sale and Purchase Agreement, dated as of June 10, 2003, between North Safety Products Holding GmbH and the shareholders of Kächele-Cama Latex GmbH
*10.16	Share Purchase Agreement, dated September 1, 1998, by and among Norcross Safety Products L.L.C., Siebe Plc, Siebe International Limited, Deutsche Siebe Gmbh, and Siebe Inc.
*10.17	Amendment and Assignment of the Siebe Share Purchase Agreement
*10.18	NSP Holdings L.L.C. Unit Appreciation Rights Plan
*10.19	Option Agreement by and between David F. Myers and NSP Holdings L.L.C.
*10.20	Option Agreement by and between Robert A. Peterson and NSP Holdings L.L.C.
*10.21	Amended and Restated Registration Rights Agreement
*10.22	Amended and Restated Limited Liability Company Agreement of NSP Holdings, L.L.C.
*10.23	First Amendment to the Amended and Restated Limited Liability Company Agreement of NSP Holdings, L.L.C.
*10.24	Second Amendment to the Amended and Restated Limited Liability Company Agreement of NSP Holdings, L.L.C.

*10.25	Promissory note, dated October 2, 1998, made by David F. Myers, Jr. in favor of NSP Holdings L.L.C., in the amount of $342,123.
*10.26	Promissory note, dated October 2, 1998, made by Robert A. Peterson in favor of NSP Holdings L.L.C., in the amount of $543,053.
*10.27	Promissory note, dated February 17, 2000, made by David F. Myers, Jr. in favor of NSP Holdings L.L.C., in the amount of $345,142.
*10.28	Promissory note, dated February 17, 2000, made by Robert A. Peterson. in favor of NSP Holdings L.L.C., in the amount of $556,671.
12.1	Statement Regarding Computation of Ratios
21.1	Subsidiaries of the Registrant
23.1	Consent of Kirkland & Ellis LLP (2)
*23.2	Consent of Ernst & Young LLP
*23.3	Consent of Ernst & Young AG
24.1	Powers of Attorney of Directors and Officers of Norcross Safety Products L.L.C. and Co-Registrants (3)
25.1	Statement of Eligibility of Wilmington Trust Company as Trustee under the Indenture on Form T-1 under the Trust Indenture Act of 1939, as amended
99.1	Form of Letter of Transmittal to be used by Holders of Norcross Safety Products L.L.C.'s and Norcross Capital Corp's 9 7/8% Senior Subordinated Notes due 2011
99.2	Form of Instructions to Holders of Norcross Safety Products L.L.C.'s and Norcross Capital Corp's 9 7/8% Senior Subordinated Notes due 2011
99.3	Form of Notice of Guaranteed Delivery

*
Filed herewith

(1)
Included as Exhibit B to the Indenture, Exhibit 4.1 to this Registration Statement

(2)
Included as a part of exhibits 5.1 and 8.1

(3)
Included as part of the signature pages to the original filing of this Registration Statement on November 14, 2003.

Report of Independent Auditors

        We have audited the consolidated financial statements of Norcross Safety Products L.L.C. (a Delaware Limited Liability Company) as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in member's equity, and cash flows for each of the three years in the period ended December 31, 2002, and have issued our report thereon dated February 23, 2003 (except for Note 16, as to which the date is March 21, 2003) included elsewhere in this Registration Statement. Our audits also included the financial statement schedules listed in Item 21(b) of this Registration Statement. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

        In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Chicago, Illinois
February 23, 2003

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
(IN THOUSANDS)

		Additions
Description	Balance at beginning of year	Charges to costs and expenses	Charged to other accounts	Deductions - write-offs	Balance at end of year
Allowance for uncollectible accounts for the year ended December 31, 2000	2,941	759	(109)	(1,531)	2,060
Allowance for uncollectible accounts for the year ended December 31, 2001	2,060	817	(78)	(710)	2,089
Allowance for uncollectible accounts for the year ended December 31, 2002	2,089	1,189	(335)	(877)	2,066
		Additions
Description	Balance at beginning of year	Charges to costs and expenses	Charged to other accounts	Deductions - write-offs	Balance at end of year
Reserve for inventory obsolescence for the year ended December 31, 2000	7,683	1,164	391	(5,396)	3,842
Reserve for inventory obsolescence for the year ended December 31, 2001	3,842	237	324	(1,001)	3,402
Reserve for inventory obsolescence for the year ended December 31, 2002	3,402	665	119	(250)	3,936

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INCORPORATED INFORMATION
CURRENCIES AND EXCHANGE RATES
MARKET, RANKING AND OTHER DATA
TRADEMARKS
PRO FORMA FINANCIAL INFORMATION
PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
SELECTED HISTORICAL FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL EQUITYHOLDERS
DESCRIPTION OF OTHER OBLIGATIONS
DESCRIPTION OF THE NOTES
THE EXCHANGE OFFER
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS NORCROSS SAFETY PRODUCTS L.L.C. NINE MONTHS ENDED SEPTEMBER 28, 2002 AND SEPTEMBER 27, 2003
NORCROSS SAFETY PRODUCTS L.L.C. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts in Thousands, Except Units and Per Unit Data) (Unaudited)
CONSOLIDATED FINANCIAL STATEMENTS KÄCHELE-CAMA LATEX GMBH YEARS ENDED DECEMBER 31, 2001 AND 2002 WITH REPORT OF INDEPENDENT AUDITORS
Report of Independent Auditors
KÄCHELE-CAMA LATEX GMBH CONSOLIDATED BALANCE SHEETS (Amounts in Thousands)
KÄCHELE-CAMA LATEX GMBH CONSOLIDATED STATEMENTS OF INCOME (Amounts in Thousands)
KÄCHELE-CAMA LATEX GMBH CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY (Amounts in Thousands)
KÄCHELE-CAMA LATEX GMBH CONSOLIDATED STATEMENTS OF CASH FLOWS (Amounts in Thousands)
KÄCHELE-CAMA LATEX GMBH NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2001 AND 2002 (Amounts in Thousands)
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS KÄCHELE-CAMA LATEX GMBH SEVEN MONTHS ENDED JULY 31, 2002 AND 2003
KÄCHELE-CAMA LATEX GMBH CONSOLIDATED BALANCE SHEETS (Amounts in Thousands) (Unaudited)
KÄCHELE-CAMA LATEX GMBH CONSOLIDATED STATEMENTS OF INCOME (Amounts in Thousands) (Unaudited)
KÄCHELE-CAMA LATEX GMBH CONSOLIDATED STATEMENTS OF CASH FLOWS (Amounts in Thousands) (Unaudited)
KÄCHELE-CAMA LATEX GMBH NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SEVEN MONTHS ENDED JULY 31, 2002 AND 2003 (Amounts in Thousands) (Unaudited)
PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS
  Item 20: Indemnification of Directors and Officers.
  Item 21. Exhibits.
  Item 22. Undertakings.
SIGNATURES
EXHIBIT INDEX
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES (IN THOUSANDS)